Form 10-K, Exhibit 13
period 1993-12-31
BUTLER MANUFACTURING CO
filed 1994-03-25
CIK 15840

                                                                   Exhibit 13
Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations
Company sales for 1993 were $576 million compared with $500 million in 1992, an increase of 15.2%. Revenues increased in each segment of the Company.

Sales in the Building Systems Segment were $367 million in 1993 compared with $319 million in 1992, an increase of 15%. Increases occurred in both the steel and wood frame building product lines due to gains in domestic market share and increased export sales. Sales increased at Butler Building Systems, Ltd., the Company's United Kingdom buildings business, compared to 1992 due to general economic improvement in that market and better export opportunities.

The Construction Services Segment reported sales of $93 million in 1993 compared to $67 million in 1992, an increase of 38.8%. The improvement was due primarily to repeat sales of construction services to large corporations who have ongoing construction needs at multiple locations throughout the United States.

Sales in the Other Building Products Segment were $141 million in 1993 and $138 million in 1992, an increase of 2.2%. Grain System's sales improved over 1992 due to increased domestic demand in the commercial grain storage sector. Sales of the Vistawall Division improved modestly, despite weak demand in the commercial sector of the U.S. nonresidential construction market. The Walker Division's sales of $40 million for 1993 reflect only eleven months of operations as that Division was sold in December 1993; its 1993 sales were nearly equal to those recorded for the full year in 1992.

The Company's consolidated sales in 1992 were $500 million compared to $461 million in 1991, an increase of 8.5%. The Building Systems Segment was the primary contributor to the increase in 1992 revenues, through improved market share and export sales.

Gross profit in 1993 was $97 million or 16.8% of sales compared to $83 million or 16.6% of sales in 1992. The increase was due to improved sales and margins in all segments. In 1992 $1 million of the $83 million in gross profit was generated by a reduction in inventories and the LIFO method of inventory accounting. In 1993 the contribution from LIFO was not significant.

Gross profit in 1991 was $72 million or 15.6% of sales. Gross profit improved in 1992 compared to 1991 due to increased sales in the Building Systems Segment and improved margins primarily in the Other Building Products Segment. In 1991 $2.5 million of gross profit was generated by LIFO accounting.

In 1993 selling, general, and administrative expenses were $81 million compared to $72 million in 1992, or 14.1% and 14.4% of 1993 and 1992 sales, respectively. The Building Systems Segment was the primary contributor to the dollar
Page 12
increase, due to the higher sales volume of that Segment, and increased expense levels to fund export market development activities in several countries.

In 1991 selling, general, and administrative expenses were $72 million or 15.6% of 1991 sales. In 1992 the Company was able to maintain the same dollar level of selling, general, and administrative expenses on greater volume through aggressive cost controls, especially in the Building Systems and Other Building Products segments, and savings realized from the merger of the former Naturalite/EPI Division with the Vistawall Architectural Products Division in late 1991.

In 1991 the Company incurred a pretax restructuring charge of $4.6 million, resulting from the merger of the former Naturalite/EPI Division with the Vistawall Architectural Products business mentioned previously.

In 1993 the Company recognized an $18 million pretax gain associated with the sale of the Walker Division.

In 1992 the Company recorded net other expense of $2 million compared to $1.9 million in 1991. In 1992 the earnings realized from the Saudi Building Systems joint venture were more than offset by the $3.6 million pretax write-off associated with Canadian Building Systems, Ltd., a joint venture which discontinued operations in Canada in early 1992 due to insolvency.

Interest expense in 1993 decreased to $4.6 million from the $6 million recorded in 1992, principally due to lower interest rates. Interest expense declined $1.8 million between 1992 and 1991 also due to lower interest rates.

The Company's effective tax rates were 39.2% in 1993, 55.9% in 1992, and (12.6)% in 1991. The higher effective tax rate in 1992 was due to nondeductible operating losses incurred by Butler Building Systems, Ltd., and other nondeductible items for which no tax benefits are recognized, offset in part by $2.6 million in tax benefits recognized from the write-off associated with Canadian Building Systems, Ltd. The lower than statutory tax benefit realized in 1991 was due to nondeductible items included in the $4.6 million restructuring charge mentioned previously, and operating losses incurred by Canadian Building Systems, Ltd. and Butler Building Systems, Ltd., for which no tax benefits were recognized.

Liquidity and Capital Resources
The Company's cash balance increased $7.2 million in 1993 compared to an increase of $1.5 million in 1992 and a decrease of $4.4 million in 1991. On December 6, 1993 the Company sold the business and substantially all of the assets and liabilities of the Walker Division to The Wiremold Company for $34.6 million in cash and the assumption of certain liabilities. The cash proceeds after taxes and transaction expenses were used to reduce long-term debt by $25 million. Operating profit of the Walker Division was $4.9 million in 1993.

Cash flow from operations was $9.3 million in 1993 compared with $2.9 million in 1992. In 1991 the Company generated positive cash from operations of $6.5 million, in spite of a $12 million net loss for the year, by effectively controlling the investment in working capital. In 1993 and 1992 working capital increased to accommodate the higher sales levels. The Company's total debt to total capital ratio was 40.3% in 1993 compared with 62.9% in 1992 and 64.9% in 1991.

In 1993 the Company, as lessor, entered into a facility lease agreement. That agreement granted to the lessee an option to purchase the leased facility for the Company's book value of $2.2 million. The facility was previously recorded in "Assets held for sale". The asset was transferred to "Investments and other assets" at December 31, 1993. In 1991 the Company sold a facility which was included in "Assets held for sale" and defeased $2.4 million of associated Industrial Revenue Bonds. The Company also acquired its $3.5 million, 11.75% coupon Industrial Revenue Bonds in 1991, when they were tendered by the bondholders under provisions of the Bond Indenture. The Company has retained the right to reissue these bonds.
Page 13

In 1989 the Company entered into a major credit agreement with a group of banks. As of December 31, 1993 the Company was in compliance with all convenants of the credit agreement. In addition to financial covenants, the agreement provides for additional principal payments on the debt if certain cash flow levels are reached. In 1993 such levels were achieved, and accordingly, approximately $5 million is due to the lenders on March 31, 1994.

The credit agreement includes commitments from the group of banks for a $20 million line of credit to meet domestic seasonal working capital requirements. As of December 31, 1993 $9 million of the credit line was utilized to provide a bank letter of credit arrangement to secure the Company's general liability insurance obligation. For a portion of 1991 and 1992, $9 million of the credit facility was used to secure the Company's general liability insurance obligation by placing monies in an escrow account. The escrowed funds were replaced by a letter of credit arrangement in 1992. Management believes the Company's operating cash flow, along with the bank credit line, will be sufficient to cover its liquidity requirements for the foreseeable future.

Butler Real Estate, Inc. has a separate $27 million line of credit with a bank for its credit-based development activities. Butler Building Systems, Ltd. maintains a separate line of credit with its local bank of approximately $2.2 million at current exchange rates. In 1993 the Company advanced $2 million to Butler Building Systems, Ltd. to improve the liquidity of this business.

Capital expenditures were $6.5 million in 1993, $5 million in 1992, and $5.7 million in 1991. In mid-year 1991 the Company acquired 100% interest in Butler Building Systems, Ltd. for $4 million in cash.

In 1989 the Company's Board of Directors approved a 500,000 share stock repurchase authorization for its common stock. The Company repurchased 5,783 of its common shares in 1993 and deposited these in the Company's treasury. In 1993, 163,061 treasury shares were sold in connection with stock incentive plans.

Other
The U.S. inflation rate continued to grow at a moderate pace in 1993. The Company accounts for inventory at LIFO cost, which in general allows for current earnings to approximate the earnings which would be reported if measured in terms of current value dollars.

In 1993 the Company implemented Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes" using the deferred tax asset and liability method by restating prior years' consolidated financial statements. The effect on Shareholders' equity was a decrease of $1.4 million.

The Company also implemented SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1993. The transition obligation for accrued benefits was $11.5 million and is being amortized over a 20-year period.

Outlook
There are some indications that the construction markets the Company serves have stabilized and will be recovering in 1994. Increasing the Company's market share domestically, expanding export opportunities, focusing on the new and replacement roof market, and accelerating the growth of wood frame building systems appear to be the greatest areas of potential growth in 1994 for the Company. Order backlog totaled $140 million at year-end, compared with $117 million a year ago (excluding the Walker Division backlog) or an increase of 19.7%.
Page 14

Independent Auditors' Report

To the Board of Directors
Butler Manufacturing Company:

We have audited the consolidated balance sheets of Butler Manufacturing Company and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Butler Manufacturing Company and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, in 1993 the Company adopted the provisions of Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109, "Accounting for Income Taxes."

/s/ KPMG Peat Marwick

Kansas City, Missouri
February 4, 1994
Page 15

Consolidated Balance Sheets

(Thousands of dollars)
At December 31                  1993        1992
                                --------    --------
Assets
Current assets:
   Cash and cash equivalents    $ 14,853    $  7,699
   Receivables:
      Trade                       61,508      53,863
      Other                        1,182       6,505
                                --------    --------
                                  62,690      60,368
      Less allowance for
       possible losses             1,088       1,163
                                --------    --------
          Net receivables         61,602      59,205
   Inventories                    37,426      38,727
   Real estate developments
    in progress                    2,987           -
   Deferred tax assets             7,216       6,448
   Other current assets            4,182       3,346
                                --------    --------
          Total current assets   128,266     115,425
                                --------    --------

Investments and other assets      22,106      16,717
Assets held for sale              13,587      15,805

Property, plant, and equipment,
 at cost:
   Land                            2,501       2,821
   Buildings                      44,715      48,321
   Machinery, tools, and
    equipment                     98,527     109,084
   Office furniture and fixtures  23,549      24,381

   Transportation equipment        1,992       3,097
                                --------    --------
                                 171,284     187,704
   Less accumulated depreciation 129,756     139,841
                                --------    --------
          Net property, plant,
           and equipment          41,528      47,863
                                --------    --------
                                $205,487    $195,810
                                ========    ========


See Accompanying Notes to Consolidated Financial Statements
Page 16


At December 31                      1993        1992
                                    --------    --------
Liabilities & Shareholders' Equity
Current liabilities:
   Notes payable to banks           $  1,556    $  2,214
   Current maturities of
    long-term debt                    11,368       1,482
   Accounts payable                   41,777      39,737
   Accrued taxes and other expenses   23,052      17,230
   Accrued payroll and pension
    expense                            5,732       6,092
   Billings in excess of costs and
    estimated earnings                 4,791       2,973
   Taxes on income                     9,918       1,411
                                    --------    --------
          Total current liabilities   98,194      71,139
                                    --------    --------

Deferred tax liabilities               4,601       5,494

Other noncurrent liabilities          10,638      11,311

Long-term debt, less current
 maturities                           30,345      67,315

Shareholders' equity:
   Common stock, no par value,
    authorized 13,000,000 shares,
    issued 6,058,800 shares, at
    stated value                      12,623      12,623
   Foreign currency translation
    adjustment                           183          62
   Retained earnings                  86,332      69,711
                                    --------    --------
                                      99,138      82,396
   Less cost of common stock in
    treasury, 1,336,484 shares
    in 1993 and 1,493,762 shares
    in 1992                           37,429      41,845
                                    --------    --------
          Total shareholders' equity  61,709      40,551
                                    --------    --------

Commitments and contingencies
                                    $205,487    $195,810
                                    ========    ========


Page 17

Consolidated Statements of Operations and Retained Earnings

(Thousands of dollars, except per share amounts)

Years ended December 31      1993       1992       1991
                             --------   --------   --------
Net sales                    $575,847   $500,177   $460,828
Cost of sales                 479,312    417,583    388,396
                             --------   --------   --------
   Gross profit                96,535     82,594     72,432
Selling, general, and
 administrative expenses       80,603     72,165     71,738
Restructuring charge                -          -      4,600
                             --------   --------   --------
   Operating income (loss)     15,932     10,429     (3,906)

Other income (expense):
   International joint
    venture income (loss)       1,314     (1,789)         7
   Interest and finance
    charges earned                660        592        837
   Sundry, net                 (1,525)      (819)    (2,785)
   Gain on sale of Walker
    Division                   18,000          -          -
                             --------   --------   --------
                               18,449     (2,016)    (1,941)
                             --------   --------   --------
   Operating and other
    income (loss)              34,381      8,413     (5,847)

Interest expense                4,622      5,966      7,836
                             --------   --------   --------
   Pretax earnings (loss)      29,759      2,447    (13,683)
Income taxes (benefit)         11,661      1,368     (1,729)
                             --------   --------   --------
   Net earnings (loss)         18,098      1,079    (11,954)

Retained earnings at begin-
 ning of year, as restated     69,711     68,783     80,970
                             --------   --------   --------
                               87,809     69,862     69,016
Net change in retained
 earnings due to treasury
 stock transactions            (1,477)      (151)      (233)
                             --------   --------   --------
Retained earnings at end
 of year                     $ 86,332   $ 69,711   $ 68,783
                             ========   ========   ========

Earnings (loss) per common
 share                          $3.84      $0.25     $(2.62)
                             ========   ========   ========


See Accompanying Notes to Consolidated Financial Statements.

Page 18

Consolidated Statements of Cash Flows

(thousands of dollars)
Years ended December 31                1993       1992       1991
                                       --------   --------   --------
Cash flows from operating activities:
   Net earnings (loss)                 $ 18,098   $  1,079   $(11,954)
   Adjustments to reconcile net
    earnings (loss) to net cash
    provided by operating activities:
      Depreciation and amortization       9,605     10,155     11,777
      Net gain from sale of business    (10,705)         -          -
      Equity in (earnings) loss of
       international joint ventures        (890)    (1,446)       625
      Deferred tax liabilities             (893)      (537)    (1,761)
      Change in assets and liabilities,
       net of sale or purchase of
       new businesses:
         Receivables                     (9,166)       260      5,637
         Inventories                     (4,242)    (3,693)     5,998
         Real estate developments in
          progress                       (2,987)         -      8,936
         Deferred tax assets              1,511        880     (1,864)
         Other current assets              (968)      (577)      (873)
         Current liabilities excluding
          short-term debt                 9,927     (3,211)   (10,006)
                                       --------   --------   --------
            Net cash provided by
             operating activities         9,290      2,910      6,515
                                       --------   --------   --------
Cash flows from investing activities:
   Capital expenditures                  (6,460)    (5,026)    (5,737)
   Cash received (expended) on sale
    (purchase) of business               34,600          -     (4,045)
   Net change in other noncurrent
    assets                               (6,704)     3,597      3,155
   Common stock dividend and preferred
    stock redemption from international
    joint ventures                        1,440          -        900
                                       --------   --------   --------
            Net cash provided (used) by
             investing activities        22,876     (1,429)    (5,727)
                                       --------   --------   --------
Cash flows from financing activities,
 net of sale or purchase of businesses:
   Proceeds from issuance of
    long-term debt                          906      1,344        625
   Net change in long-term debt         (37,681)    (1,885)    (3,678)
   Net change in short-term debt          9,376     (9,382)     1,869
   Sale and issuance of treasury stock    4,568        280        452
   Purchase of treasury stock              (152)        (6)         -
   Net change in other noncurrent
    liabilities                          (2,150)     7,953     (4,897)
                                       --------   --------   --------
            Net cash used by
             financing activities       (25,133)    (1,696)    (5,629)
                                       --------   --------   --------
Effect of exchange rate changes             121      1,725        484
                                       --------   --------   --------
            Net change in cash and
             cash equivalents             7,154      1,510     (4,357)
Cash and cash equivalents at
 beginning of year                        7,699      6,189     10,546
                                       --------   --------   --------
            Cash and cash equivalents
             at end of year            $ 14,853   $  7,699   $  6,189
                                       ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Page 19

Notes to Consolidated Financial Statements
Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include all subsidiaries which are more than 50% owned. Corporations in which the Company has stock ownership of at least 20% but not over 50% are accounted for using the equity method. All significant intercompany profits, account balances, and transactions are eliminated in consolidation.

Cash and Cash Equivalents
Cash and cash equivalents are defined as all demand deposits and overnight investments.

Inventories
Inventories are valued at the lower of cost or market. The last-in, first-out
(LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out method had been used for all locations, inventories would have been $7.3 million, $9.7 million, and $10.7 million higher than those reported at December 31, 1993, 1992, and 1991, respectively.

The use of the LIFO method increased net earnings by $.3 million ($.05 per share) in 1993, $.6 million ($.13 per share) in 1992, and $1.6 million ($.36 per share) in 1991. Included in these amounts are the effects of decreased inventory levels at certain divisions, causing results of operations to be charged with prior years' inventory costs. These costs were lower than current year costs. The effect of the decreased inventory levels had no effect on net earnings in 1993, and increased net earnings in 1992 by $.4 million ($.09 per share), and in 1991 by $1.3 million ($.27 per share).

Inventories by Component
(Thousands of dollars)  1993         1992
                        -------      -------
Raw materials           $25,309      $20,922
Work in process           3,766        3,594
Finished goods           15,670       23,931
                        -------      -------
                         44,745       48,447
LIFO reserve             (7,319)      (9,720)
                        -------      -------
                        $37,426      $38,727
                        =======      =======

Property, Plant, and Equipment
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and the accumulated depreciation amounts are removed from the accounts.

Research and Development Costs
Costs incurred in the creation and start-up of new products or changes of existing products are charged to expense as incurred. The Company incurred $2.3 million of research and development costs in 1993, $1.9 million in 1992, and $2.3 million in 1991.

Stock Option Plans
No charges are made to earnings in accounting for stock options granted because all options are granted at fair market value. However, compensation expense is recognized on stock appreciation rights which accompany certain outstanding options. The amounts received when options are exercised are recorded in the treasury stock account. If the amounts received when options are exercised are different than the carrying value of treasury stock issued, the difference is recorded in retained earnings.

Deferred Charges
Costs related to the development of major computer programs expected to reduce costs in future periods have been capitalized, are included in "Investments and other assets" in the consolidated balance sheets ($3 million and $2.2 million at December 31, 1993 and 1992, respectively), and are being amortized on a straight-line basis over periods not exceeding ten years. In 1989 debt origination and issuance costs related to the Company's Bank Loan were capitalized. In 1993 the remaining balance of $2.3 million was charged to expense due to a substantial repayment of the Bank Loan.

Earnings (Loss) Per Share
Earnings (loss) per common share are based upon the average common and common equivalent shares outstanding during each year. Employee stock options are the Company's only common stock equivalents; there are no other potentially dilutive securities. Earnings (loss) per common share were based on 4,715,993, 4,569,288, and 4,568,582 common equivalent shares for the years 1993, 1992, and 1991, respectively.

Foreign Currency Translation
The value of the U.S. dollar fluctuates on foreign currency exchanges which creates exchange gains or losses on the Company's international investments.

These investments and the related equity earnings (loss) are translated into U.S. dollars at year-end and average exchange rates, respectively. The gains or losses that result from translation are shown in the shareholders' equity section of the consolidated balance sheets. Foreign currency exchange transaction gains or losses for 1993, 1992, and 1991 were insignificant.

Construction Contracts
The Company recognizes earnings on construction contracts using the percentage of completion method based upon the ratio of costs incurred to total estimated costs of such contracts. Costs and estimated earnings in excess of billings at December 31, 1993 and 1992 were $.6 million and $.3 million, respectively, and are reflected in the consolidated balance sheets under the caption "Inventories." Total receivables due under construction contracts, which are included as trade receivables, were $11.3 million and $8.6 million at December 31, 1993 and 1992, respectively. Included in the contract receivables were $2.9 million and $1.8 million at December 31, 1993 and 1992, respectively, for amounts billed but not collected pursuant to retainage provisions. These amounts are due upon completion of the contracts.

Acquisition of New Businesses
In June, 1991 the Company purchased all of the stock of Butler Building Systems, Ltd. (BBSL). The business was acquired for $4 million, including $1.6 million of working capital, $4.4 million of noncurrent assets, $.4 million in intangibles, and an assumption of $2.4 million in short-term debt. The results of BBSL have been included in the consolidated results of the Company since the acquisition date, which added $6.2 million
Page 20
in net sales and $1.3 million in net losses ($.28 per share) in 1991. If this business had been acquired on January 1, 1991, net sales and the net loss for 1991 would have increased an additional $6.5 million and $1.3 million, respectively.

All acquisitions to date have been accounted for as purchases. The excess of cost over net assets of businesses acquired, which is classified as "Investments and other assets" in the consolidated balance sheets, is being amortized over twenty years or less, and at December 31, 1993 was not material.

Restructuring and Dissolution of Businesses
In December, 1993 the Company sold the business and substantially all of the assets and liabilities used in the business of the Walker Division to Walker Systems, Inc., a Delaware corporation and The Wiremold Company, a Connecticut corporation, for the selling price of $34.6 million in cash and the assumption of certain liabilities. The net proceeds after taxes were used to reduce long-term debt by $25 million. The Company recorded a net gain after taxes of $10.7 million from the sale. Net sales and pretax earnings for the Walker Division for the years 1993, 1992, and 1991 were $39.9 million and $4.9 million, $40 million and $4.5 million, and $45.4 million and $3.8 million, respectively.

In March, 1992 the Company recorded a $3.6 million pretax loss resulting from Canadian Building Systems, Ltd. discontinuing its business due to insolvency. The Company also recognized a $2.6 million tax benefit relating to the write-off of this Canadian investment.

In December, 1991 the Company recorded a $4.6 million restructuring charge related to the consolidation of the Company's Vistawall and Naturalite architectural products businesses. The one-time charge included the costs of closing one facility and sharply reducing operations at another. Certain facilities with a combined net carrying value of $3.3 million and $5.5 million have been presented as "Assets held for sale" in the consolidated balance sheets at December 31, 1993 and 1992, respectively. During 1993 the Company as lessor entered into a lease agreement involving $2.2 million of such facilities. As the lease agreement granted a purchase option, the asset has been reclassified to "Investments and other assets" at December 31, 1993. Management believes the recovery of its investments in these assets may take several years and their ultimate realizable values approximate their carrying values.

Real Estate Subsidiaries
Butler Real Estate, Inc. (BRE) is a wholly-owned subsidiary providing real estate development services in cooperation with Butler dealers. In 1993 and 1992, BRE generated net earnings of $.4 million and $.8 million, respectively, from project related activities.

In a separate activity, BMC Real Estate, Inc. (BMCRE) participates in four land development ventures. Of these, three are joint ventures in which BMCRE owns 35% to 50% interests, and accounts for these using the equity method. The combined borrowings of the joint ventures at December 31, 1993 were $.9 million, of which $.5 million is guaranteed by the Company. The fourth land development venture is wholly-owned by BMCRE. The development is included in "Assets held for sale" in the consolidated balance sheets with a net carrying value of $10.3 million at December 31, 1993 and 1992. Management believes the recovery of its investment in this property may take several years and that the ultimate realizable value approximates the carrying value.

International Joint Venture Operations
The Company has interests in two international joint ventures. The ventures, Saudi Building Systems, Ltd. (30%-owned), and Butler Japan, Inc. (45%-owned), are involved in the design, manufacture, and marketing of pre-engineered metal buildings for nonresidential use in their respective markets.

The financial results of the joint ventures are reported using the equity method of accounting. Total net sales of the joint ventures in 1993, 1992, and 1991 were $32.2 million, $34.4 million, and $50.6 million, respectively. The joint ventures' operating results in 1993, 1992, and 1991 were $5.4 million, $6.9 million, and $(1) million, respectively. In 1993 and 1992 total assets were $21.2 million and $20.8 million, respectively. Total liabilities for 1993 and 1992 were $6.9 million and $7 million, respectively. The financial results of the joint ventures for 1991 include the results from Canadian Building Systems, Ltd., a 50%-owned joint venture which discontinued its business due to insolvency in early 1992.

The Company received common stock dividends from the international joint ventures in 1993 and 1991 of $1.4 million and $.9 million, respectively. No dividends were received in 1992.

Financial Instruments
The Company's financial instruments have fair values which are not materially different than their carrying values. Short-term investments are carried at amortized cost because it is the Company's intent to hold the securities to maturity.

The Company has no significant off-balance sheet risks or concentrations of credit.

Business Segments
The Company groups its operations into three business segments, Building Systems, Construction Services, and Other Building Products.

The Building Systems Segment includes the U.S. and foreign building systems businesses, the Company's international joint venture operations, and real estate subsidiaries. These business units supply steel and wood frame pre-engineered building systems for a wide variety of commercial, community, industrial, and agricultural applications.

The Construction Services Segment provides comprehensive design and construction planning, execution, and management services for major purchasers of construction. Projects are usually executed in conjunction with the dealer representatives of other Butler divisions.

The Other Building Products Segment includes the operations of the Vistawall, Walker, and Grain Systems divisions. These businesses design, manufacture, and market architecturally ori-
Page 21
ented component systems for nonresidential construction, including aluminum curtain wall, storefront entrances and doors, skylights, roof accessories, and electrical distribution systems, in addition to the design, manufacture, and sale of commercial and on-farm grain storage to independent Agri-Contractor and Agri-Builder dealer organizations. On December 6, 1993 the Company sold the Walker Division. The results of its operations to that date are included in the tables that follow.

Net sales
(Thousands of dollars)        1993       1992       1991
                              --------   --------   --------
Building Systems              $367,028   $318,656   $267,149
Construction Services           93,350     66,912     66,709
Other Building Products        140,807    137,879    144,391
Intersegment eliminations      (25,338)   (23,270)   (17,421)
                              --------   --------   --------
                              $575,847   $500,177   $460,828
                              ========   ========   ========

Net sales represent revenues from sales to affiliated and unaffiliated customers before elimination of intersegment sales which are separately disclosed. Intersegment eliminations are primarily sales from the Building Systems and Other Building Products segments to Construction Services.

Export sales by domestic operations
(Thousands of dollars)        1993        1992        1991
                              -------     -------     -------
North & South America         $34,467     $28,269     $11,701
Far East                       14,441       5,993       3,227
Other                          21,553      19,938       9,984
                              -------     -------     -------
                              $70,461     $54,200     $24,912
                              =======     =======     =======

Pretax earnings (loss)
(Thousands of dollars)        1993        1992        1991
                              -------     -------     --------
Building Systems              $ 9,519     $ 4,840     $   (209)
Construction Services           3,304       1,610        2,435
Other Building Products        10,014       7,425       (3,340)
Corporate                      (6,456)     (5,462)      (4,733)
Interest expense               (4,622)     (5,966)      (7,836)
                              -------     -------     --------
                              $11,759     $ 2,447     $(13,683)
                              =======     =======     ========

Pretax earnings in 1993 excludes the $18 million gain on the sale of the Walker Division. Pretax earnings (loss) in 1992 includes $3.6 million in Building Systems to write-off the Company's Canadian investment and in 1991 a $4.6 million restructuring charge in Other Building Products.

Assets
(Thousands of dollars)        1993        1992        1991
                              --------    --------    --------
Building Systems              $107,873    $ 97,349    $ 86,348
Construction Services           12,105       9,377       9,612
Other Building Products         35,076      46,617      58,081
Corporate                       50,433      42,467      44,348
                              --------    --------    --------
                              $205,487    $195,810    $198,389
                              ========    ========    ========

Assets represent both tangible and intangible assets used by the segments. Corporate assets represent cash and cash equivalents, assets held for sale, corporate equipment, and miscellaneous other assets which are not related to a specific business segment.

Capital expenditures
(Thousands of dollars)        1993        1992        1991
                              ------      ------      ------
Building Systems              $4,931      $3,712      $2,317
Construction Services            290         103         148
Other Building Products        1,160       1,141       3,167
Corporate                         79          70         105
                              ------      ------      ------
                              $6,460      $5,026      $5,737
                              ======      ======      ======

Capital expenditures exclude property, plant, and equipment acquired through acquisition of new businesses.

Depreciation
(Thousands of dollars)        1993        1992        1991
                              ------      ------      ------
Building Systems              $4,610      $4,747      $5,227
Construction Services            224         235         199
Other Building Products        2,761       3,299       4,383
Corporate                         80          73         100
                              ------      ------      ------
                              $7,675      $8,354      $9,909
                              ======      ======      ======


Taxes on Income
Effective January 1, 1993 the Company adopted SFAS No. 109, "Accounting for Income Taxes." Under this standard, deferred income tax expense or benefit arises from differences between financial reporting and tax reporting of assets and liabilities, which most often result from the differences in timing of income and expense recognition. Differences between financial reporting and tax bases also arise due to business acquisition activity as tax laws can result in significant differences in values assigned to assets and liabilities. Previously recorded deferred tax assets and liabilities are adjusted for any changes in enacted tax rates. Under the previous method, deferred income tax expense or benefit generally arose only from timing differences, and previously recorded deferred tax assets and liabilities were not adjusted to reflect changes in enacted tax rates.

The Company elected to restate prior years' financial statements which resulted in a noncash charge reducing retained earnings on January 1, 1991 by $1.4 million to $80.9 million from $82.3 million. This represents the recording of deferred tax liabilities related to basis differences of assets acquired in prior years and the effects of adjusting previously recorded deferred tax assets and liabilities for the impact of lower U.S. tax rates provided for by the Tax Reform Act of 1986. The impact of the restatement was immaterial to net earnings (loss) for 1992 and 1991.
Page 22

The components of the provision for income taxes (benefits) are shown in Table A. The provision for income taxes (benefits) were $11.7 million, $1.4 million, and $(1.7) million for 1993, 1992, and 1991, respectively. Cash payments for income taxes were $4.1 million, $1.1 million, and $1.1 million in 1993, 1992, and 1991, respectively. The foreign components of pretax earnings (loss) were $.6 million, $(2.7) million, and $(2.3) million in 1993, 1992, and 1991, respectively. A reconciliation of the statutory federal income tax and the income tax expense (benefit) is shown in Table B.

Table A:	Components of Income Taxes

(Thousands of dollars)            1993        1992        1991
                                  -------     ------      -------
Current:
   Federal                        $11,821     $  543      $  (303)
   Foreign                              -          -          (36)
   State and local                  2,146         85            -

Deferred:
   Allowances for realization of
    assets and restructuring of
    business                         (918)       667          868
   Accelerated depreciation          (718)      (473)        (800)
   Difference in basis in inventory    74        350          105
   Operating expenses                (931)       119       (1,170)
   International joint venture
    income (loss)                    (182)       539         (109)
   Effect of discontinuing Canadian
    Building Systems, Ltd.              -       (468)           -
   Other                              369          6         (284)
                                  -------     ------      -------
     Total income tax
      expense (benefit)           $11,661     $1,368      $(1,729)
                                  =======     ======      =======


Table B:	Reconciliation of Income Tax Expense (Benefit)

(Thousands of dollars)            1993        1992        1991
                                  -------     ------      -------
Expected income tax
   expense (benefit)              $10,416     $  832      $(4,652)
State and local income tax,
   net of federal benefits          1,395         56            -
Nondeductible operating losses
   of foreign subsidiaries            204        919          777
Restructuring charges                   -          -        1,007
Effect of discontinuing Canadian
   Building Systems, Ltd.               -       (998)           -
Difference in basis of assets           -        346          478
Other                                (354)       213          661
                                  -------     ------      -------
     Actual income tax
      expense (benefit)           $11,661     $1,368      $(1,729)
                                  =======     ======      =======

Detail of deferred tax assets and liabilities as of December 31, 1993, 1992, and 1991 is shown in Table C.


Table C:	Deferred Tax Assets and Liabilities

(Thousands of dollars)            1993        1992        1991
                                  ------      ------      ------
Current deferred tax assets:
   Operating expenses             $4,037      $3,355      $3,221
   Difference in inventory           575         649       1,000
   Restructuring reserves          2,326       1,407       1,972
   Other                             278       1,037       1,135
                                  ------      ------      ------
     Net current deferred
      tax assets                  $7,216      $6,448      $7,328
                                  ======      ======      ======

(Thousands of dollars)            1993        1992        1991
                                  -------     -------     -------
Noncurrent deferred tax
 assets (liabilities):
   Depreciation                   $(6,415)    $(7,132)    $(7,973)
   Operating expenses               3,399       3,282       3,505
   Minority investments            (1,151)     (1,334)       (832)
   Foreign net operating
    loss carryforward               1,600       1,396         450
   Other                             (434)       (310)       (731)
                                  -------     -------     -------
   Noncurrent deferred
    tax liabilities                (3,001)     (4,098)     (5,581)
   Valuation allowance             (1,600)     (1,396)       (450)
                                  -------     -------     -------
     Net noncurrent deferred
      tax liabilities             $(4,601)    $(5,494)    $(6,031)
                                  =======     =======     =======

The valuation allowance offsets the deferred tax asset relating to the foreign net operating loss carryforwards. Depending on future profitability, the carryforwards may be realized in later years. The valuation allowance increased $.2 million relating to 1993 foreign operating losses.

The Company has sufficient taxable income in the three year carryback period to support the recognition of its deferred tax assets.

The Company and its domestic subsidiaries file a consolidated federal income tax return. The Company's consolidated federal income tax returns have been examined by the Internal Revenue Service and settled through 1990.
Page 23

Employee Benefit Plans
Retirement Plans
The Company provides retirement benefits for substantially all employees, either through a defined benefit plan, the defined contribution Employee Stock Ownership Plan (ESOP), or a combination of both types of plans. The Company bases pension contributions on funding standards established by the Employee Retirement Income Security Act of 1974.

The majority of the Company's salaried and nonunion hourly employees are covered by both defined benefit plans and the ESOP. These plans are linked as to retirement benefits, and benefits are based on the employees' highest five consecutive years' compensation. The Company's bargaining unit employees are covered by defined benefit retirement plans. Benefits are based upon the number of years of service.

Table D: Funded Status and Accrued Pension Cost
                               Assets      Accumulated Assets      Accumulated
                               Exceed      Benefits    Exceed      Benefits
                               Accumulated Exceed      Accumulated Exceed
(Thousands of dollars)         Benefits    Assets      Benefits    Assets
                               -------     -------     -------     -------
Actuarial present value of
 benefit obligations:
Vested benefit obligation      $20,481     $11,927     $21,125     $10,611
                               =======     =======     =======     =======
Accumulated benefit obligation $20,532     $12,043     $22,623     $10,794
                               =======     =======     =======     =======
Projected benefit obligation   $20,541     $19,991     $22,629     $15,991
Plan assets at fair value       23,371      11,324      26,278       7,477
                               -------     -------     -------     -------
Projected benefit obligation
 (greater than)/less than
 plan assets                     2,830      (8,667)      3,649      (8,514)
Unrecognized net (gain)/loss      (682)      8,117      (1,450)      5,360
Unrecognized net transition
 (asset)/liability              (1,354)      2,813      (1,644)      3,518
Adjustment required to
 recognize minimum liability         -      (3,057)          -      (2,550)
                               -------     -------     -------     -------
Prepaid (accrued) pension cost $   794     $  (794)    $   555     $(2,186)
                               =======     =======     =======     =======

Table E: Components of Net Periodic Pension Cost
(Thousands of dollars)         1993        1992        1991
                               ------      ------      ------
Service cost - benefits earned
 during the period             $1,299      $  911      $   26
Interest cost on the
 projected benefit obligation   3,140       3,061       2,927
Actual return on assets -
 (gain)/loss                   (3,488)     (3,391)     (5,611)
Net amortization and deferral   1,377       1,547       3,940
                               ------      ------      ------
Net periodic pension cost      $2,328      $2,128      $1,282
                               ======      ======      ======

Assumptions used in determining
 net periodic pension cost and
 all benefit obligations were:
   Expected long-term rate of
    return on assets             8.5%        8.5%        9.0%
   Discount rate                 7.5%        8.5%        8.5%
   Long-term rate of increase
    in compensation levels       5.5%        5.5%        5.5%

The funded status and accrued pension cost at December 31, 1993 and 1992 for the defined benefit plans are presented in Table D. While the market value of the ESOP assets is not included in the amounts in Table D, the effect of the ESOP offset has been recognized in the accumulated and projected benefit obligations. At December 31, 1993 and 1992 an intangible asset of $3.1 million and $2.6 million, respectively, was recorded as "Investments and other assets" in the consolidated balance sheets, as an offset to the adjustment required to recognize the minimum liability. Assets held by the defined benefit plans are generally debt instruments of the U.S. Government and debt and equity securities issued by domestic corporations. The net periodic pension cost of these plans in 1993, 1992, and 1991 is presented in Table E.

As a consequence of the sale of the Walker Division, the Company transferred to the buyer all of the assets and liabilities of the defined benefit plan for bargaining unit employees of that location. In addition, a plan curtailment occurred involving the other employees of that business. The net loss associated with the curtailment was immaterial, and was netted against the gain on sale.

At the end of 1993 the Company reduced the defined benefit
Page 24
plans' discount rate to 7.5%. The reduction is expected to increase 1994 pension expense by approximately $.6 million.

The ESOP assets are composed of the Company's common stock, and fixed income securities which are primarily debt instruments of the U.S. Government. At December 31, 1993 and 1992, the ESOP had net assets of $46.9 million and $33.8 million, respectively, and held 815,384 shares and 863,748 shares, respectively, of Company stock. The Company expensed $.4 million for ESOP contributions in 1993, 1992, and 1991, respectively. Contributions of Company stock included in the expense amounts were 8,000 shares in 1991.

Other Benefit Plans
The Company sponsors the Butler Employees Savings Trust, a savings plan under section 401(k) of the Internal Revenue Code. All salaried and nonunion hourly employees are eligible to participate in this Plan. Under its terms the Company will match 25% of the first 6% of employees' contributions to the Plan, given that certain Company profitability levels are attained. In 1993 and 1992 the Company reached the defined profitability goals and accordingly expensed $.6 million in each year as a matching contribution to the Plan.

Postretirement Benefits
The Company currently provides certain health care and life insurance benefits for retired employees and their dependents. Substantially all of the Company's employees become eligible for these benefits if they reach retirement age while still working for the Company and have at least ten years of service. The Company's contribution for these benefits will fix amounts per participant based on 1993 cost. Election of health care and life insurance benefit coverage for retirees and dependents is optional, and requires contributions by the retiree for this coverage. The Company has reserved the right to change or terminate all employee benefits, including postretirement benefits.

Effective January 1, 1993 the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard requires companies to accrue for estimated future postretirement benefit cost during the year that employees perform services and earn the benefits. The Company has previously recognized retiree health and benefits expense when paid. As such, the transition obligation in adopting the standard equals the accumulated postretirement benefit obligation. As of January 1, 1993 the accumulated postretirement benefit obligation was $11.5 million, which the Company has elected to amortize over a 20 year period beginning in 1993. The Company's sale of the Walker Division had the effect of reducing the unrecognized transition obligation by $1.3 million in 1993.

Table F:	Accumulated Postretirement Benefit Obligation
(Thousands of dollars)                    1993
                                          ------
Retirees                                  $7,037
Active participants fully
 eligible to retire                        2,925
Other active participants                  2,063
                                          ------
                                          12,025
Unrecognized net loss for
 changes in assumptions                   (1,961)
Remaining accumulated postretirement
  benefit obligation                      (9,576)
                                          ------
Accrued postretirement benefit cost       $  488
                                          ======

In 1992 the Company made several plan changes which are incorporated in the actuarial computation of its accumulated postretirement benefit obligation and net periodic cost. Net periodic cost in 1993 was $1.6 million compared with pay-as-you-go cost of $1.7 million in 1992 and $1.5 million in 1991.


Table G:	Net Periodic Postretirement Benefit Costs
(Thousands of dollars)                   1993
                                         ------
Service cost, benefits attributed to
 employee service during the year        $  160
Interest cost on accumulated post-
 retirement benefit obligation              911
Amortization of accumulated post-
 retirement benefit obligation              574
Deferred loss                               (83)
                                         ------
                                         $1,562
                                         ======

The Company has revised its original weighted average discount rate assumption used in determining the accumulated postretirement benefit obligation to 7.5% at December 31, 1993 from 8.5% at January 1, 1993. The health care cost trend rate used in the actuarial computation is 12% for 1994, and increases 1% per year through 1997 to a maximum of 15%; thereafter the rate declines 1% per year through the year 2001. The Company's costs are limited to a fixed dollar amount per capita in future years not to exceed 175% of 1993 costs. A 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by less than $.2 million, with an immaterial effect on net periodic cost.
Page 25

Debt, Leases, and Commitments

Long-Term Debt Net of Current Maturities
(Thousands of dollars)        1993        1992
                              -------     -------
Bank Loan (A)                 $22,650     $57,650
Industrial Revenue Bonds (B)    4,540       4,780
Other debt                      3,155       4,885
                              -------     -------
                              $30,345     $67,315
                              =======     =======

(A) The Bank Loan carries a variable interest rate based on prime or LIBOR rates. As of December 31, 1993 the effective interest rate was 4.9% as compared to 5.7% as of December 31, 1992. The Bank Loan requires semiannual payments of the loan principal beginning in December, 1993 and continuing through 1996. In addition, the Bank Loan requires certain annual prepayments of principal based upon the Company's excess cash flow, as defined.

Substantially all of the Company's assets have been pledged for the Bank Loan. In addition, the Bank Loan contains certain limitations on the payment of cash dividends, purchase of Company stock, capital expenditures, and additional borrowings, as well as covenants related to the maintenance of certain financial ratios. As of December 31, 1993 the Company was in compliance with all covenants of the Bank Loan.

(B) The Company's Industrial Revenue Bond obligations bear interest at stated rates of 7.75% that mature in 1996, and 13% that mature in 2001. The weighted average interest rate on the combined bond issues was 12% for 1993 and 11.8% for 1992. The bond issues are secured by the related facility constructed or are guaranteed by the Company.

Total principal payments due on all debt in each of the five years subsequent to December 31, 1993 are $11.4 million in 1994, $22.7 million in 1995, $3.3 million in 1996, $.3 million in 1997, and $4 million thereafter. Cash payments for interest on long-term debt were $4.1 million, $4.9 million, and $6.6 million in 1993, 1992, and 1991, respectively.

Short-Term Borrowings
During 1993 and 1992 the Company borrowed to meet working capital needs and other requirements. At December 31, 1993 the Company and its subsidiaries had short-term credit facilities at several banks totaling $49.2 million, with $27 million limited to Butler Real Estate, Inc. (BRE) and approximately $2.2 million limited to Butler Building Systems, Ltd. (BBSL).

BRE's credit line is reviewed annually and is limited to real estate developments which are pledged as security for the credit facility. There were no borrowings against this line in 1993.

The credit line for BBSL was approximately $2.2 million at year end exchange rates and is secured by the assets of the business. Borrowings outstanding at December 31, 1993 were $1.6 million.

Leases
Rental expense under operating leases was $5.6 million, $5.5 million, and $5.4 million in 1993, 1992, and 1991, respectively. Minimum rental commitments under noncancelable operating leases are $2.8 million in 1994, $2.2 million in 1995, $1.9 million in 1996, $1.6 million in 1997, and $1.7 million in 1998.

Commitments
As a service to its independent dealers, the Company assists in obtaining performance bonds on certain construction contracts in the ordinary course of business. An irrevocable letter of credit is generally required for a portion of the contract amount to reduce the possible liability of the Company. At December 31, 1993 such performance bonds exceeded the related letters of credit by $3.3 million. The contracts are in various stages of completion and management believes that there will be no liability to the Company.

Stock Incentive Plans
Stock options are presently outstanding under the Stock Incentive Plans of 1979 and 1987. The 1987 Plan covering 979,210 shares was approved on April 21, 1987 and it terminated the 1979 Plan except for outstanding qualified and nonstatutory stock options and stock appreciation rights.

Options are granted at a price equal to the fair market value of Butler stock at the date of grant for terms of up to ten years. At December 31, 1993, 577,755 shares under option were exercisable and 21,882 shares were available for grant. Table H presents a summary of stock option activity for the three years ended December 31, 1993.

Table H: Summary of Stock Option Activity
                            Number        Option
Options                     of Shares     Price Range
- -------                     -------       ------------
Unexercised at 12-31-90     854,671       $12.71-21.41
  Granted                    67,424        11.75-15.63
  Exercised                  (8,145)       14.37-17.27
  Terminated                (82,190)       11.75-17.27
                            -------
Unexercised at 12-31-91     831,760        11.75-21.41

  Granted                    10,000              12.00
  Exercised                  (9,955)       11.75-12.91
  Terminated                (22,876)       13.75-17.27
                            -------
Unexercised at 12-31-92     808,929        11.75-21.41

  Granted                    19,000              15.50
  Exercised                (162,950)       11.75-21.41
  Terminated                 (3,998)       13.75-16.75
                            -------
Unexercised at 12-31-93     660,981       $11.75-18.65
                            =======

Page 26

Treasury Stock Activity
(Thousands of dollars)          1993        1992        1991
                                -------     -------     -------
Common stock held in treasury:
   Balance January 1            $41,845     $42,119     $42,571
     Purchases                      152           6           -
     Sales                       (4,568)       (280)       (228)
     Net contribution to
      employee benefit plans          -           -        (224)
                                -------     -------     -------
   Balance December 31          $37,429     $41,845     $42,119
                                =======     =======     =======

Purchases of treasury stock were made in 1993 and 1992 of 5,783 and 420 common shares, respectively. Sales of treasury stock were 163,061, 9,955, and 8,145 common shares in 1993, 1992, and 1991, respectively. During 1991 the Company contributed 8,000 treasury shares to the Employee Stock Ownership Plan. The fair market value of the shares contributed was less than the carrying cost of the treasury shares, resulting in a charge to retained earnings and paid-in capital.


Quarterly Financial Information (Unaudited)
(Thousands of dollars except per share amounts)
1993 Quarter Ended    March 31    June 30    Sept. 30    Dec. 31    Total
                      --------    --------   --------    --------   --------
   Net sales          $110,708    $144,784   $163,910    $156,445   $575,847
   Gross profit         17,253      25,303     29,258      24,721     96,535
   Net earnings (loss)  (1,212)      2,400      4,141      12,769     18,098
   Net earnings (loss)
    per common share      (.27)        .51        .87        2.63       3.84

1992 Quarter Ended    March 31    June 30    Sept. 30    Dec. 31    Total
                      -------     --------   --------    --------   --------
   Net sales          $97,753     $120,859   $146,766    $134,799   $500,177
   Gross profit        13,158       18,934     26,050      24,452     82,594
   Net earnings (loss) (3,303)         115      2,689       1,578      1,079
   Net earnings (loss)
    per common share     (.72)         .03        .59         .35        .25

During 1993 the Company sold its Walker Division and used the net cash proceeds to pay down long-term debt. Had the Walker operations been excluded from consolidated net earnings, and the interest expense savings from the debt pay down been included, the quarterly effect on net earnings for 1993 would be a decrease of $.3 million, $.6 million, $.9 million, and $.4 million for the first, second, third, and fourth quarters, respectively, totaling $2.2 million for the year. Earnings per share would decrease $.06 per share, $.13 per share, $.19 per share, and $.09 per share for the first, second, third, and fourth quarters, respectively, totaling $.47 per share for the year. The quarterly effect on net earnings for 1992 would be a decrease of $.1 million, $.5 million, $.6 million, and $.6 million for the first, second, third, and fourth quarters, respectively, totaling $1.8 million for the year. Earnings per share would decrease $.02 per share, $.11 per share, $.13 per share, and $.12 per share for the first, second, third, and fourth quarters, respectively, totaling $.38 per share for the year.


Price Range of Common Stock (Unaudited)
The Company's common stock is traded in the Over-the-Counter Market. The table below summarizes the high and low closing prices as reported on the NASDAQ National Market System.

                       1993                    1992
                       ----                    ----
Quarter           High      Low           High      Low
- ---------         -------   -------       -------   -------
   First          $20       $13 1/2       $14 1/2   $11
   Second          19 3/4    18 1/2        14        11 1/2
   Third           30 1/4    19            12 1/2    11
   Fourth          30 3/4    24 1/4        15 1/4    11

Page 27

Historical Review 1993-1989
                        1993       1992       1991       1990       1989
                        --------   --------   --------   --------   --------
Income Statement Data
Net sales               $575,847   $500,177   $460,828   $564,459   $580,255
Net earnings (loss)       18,098      1,079    (11,954)     8,177      8,255
   As a percent of sales    3.1%       0.2%      (2.6%)      1.4%       1.4%
   As a percent of
    average shareholders'
    equity                 35.4%       2.8%     (27.6%)     18.2%      10.0%

Per share of common stock:
   Net earnings (loss)     3.84       0.25       (2.62)      1.81       1.81
   Cash dividends
    declared, per common
    share                     -          -           -          -      20.70
   Cash dividends paid,


    per common share          _          _           _          _      21.05

- ----------------------------------------------------------------------------
Financial Position at Year-End
Assets
   Current assets       128,266    115,425     110,785    128,264    140,979
   Property, plant, and
    equipment, net       41,528     47,863      54,407     62,669     65,056
   Total assets         205,487    195,810     198,389    221,691    237,046

Working capital
   Net working capital   30,072     44,286      27,053     40,474     63,573
   Ratio of current
    assets to current
    liabilities             1.3        1.6         1.3        1.5        1.8

Financial structure
   Long-term debt, less
    current maturities   30,345     67,315      67,856     70,909    105,007
   Total debt            41,713     68,797      69,612     76,166    110,132
   Shareholders' equity  61,709     40,551      37,624     48,875     40,790
     Per common share,
      year-end            13.07       8.88        8.26      10.77       8.97
   Total debt as a
    percent of total
    capital               40.3%      62.9%       64.9%      60.9%      73.0%

- ----------------------------------------------------------------------------
General Statistics
   Depreciation          7,675       8,354       9,909     10,574     10,638
   Capital expenditures  6,460       5,026       5,737      8,017      9,134
   Common shares out-
    standing, average    4,716       4,569       4,569      4,536      4,559
   Common shares out-
    standing, year-end   4,722       4,565       4,556      4,539      4,546
   Common shareholders,
    year-end             2,562       2,725       2,754      2,876      3,081
   Number of employees,
    year-end             3,064       3,169       3,040      3,444      3,644



   1. Amounts in thousands, except per share amounts for common stock and number of employees.
   2. The 1993 net earnings include an after-tax gain on the sale of the Walker Division of $10.7 million or $2.27 per share.
   3. The 1991 and 1989 net earnings include after-tax restructuring charges of $4 million and $4.3 million, respectively.
   4. Amounts for 1989 through 1992 have been restated for the adoption of SFAS No. 109, "Accounting for Income Taxes."

Page 28

[/DOCUMENT]


</DOCUMENT