Form 10-K405, Exhibit 13
BUTLER MANUFACTURING CO
filed 1995-03-24
CIK 15840

                                                                    Exhibit 13
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Company sales for 1994 were $692 million compared with $576 million in 1993, an increase of 20%. Net of the Walker Division, which was sold in December 1993, revenues increased in each segment of the Company's business.

Sales in the Building Systems Segment were $482 million in 1994 compared with $367 million in 1993, an increase of 31%. Increases occurred in both the steel and wood frame building product lines due to generally higher levels of market demand, gains in domestic market share, and increased export sales. Butler Europe recorded sales approximately equal to those achieved in 1993 as construction markets remained weak in the United Kingdom and Europe.

The Construction Services Segment reported sales of $122 million in 1994 compared to $93 million in 1993, an increase of 31%. The improvement was primarily due to the continued formation and servicing of strategic alliances with large multinational corporations.

Sales in the Other Building Products Segment were $123 million in 1994 and $141 million in 1993, a decrease of 13%. Net of the Walker Division, which recorded $40 million in sales for 1993, sales in the Other Building Products Segment increased $22 million or 22% in 1994 compared to 1993. Sales of the Vistawall Division increased significantly due to improvement in market demand for its products and the continuing consolidation of the architectural metals industry. Grain Systems' sales improved over 1993 due primarily to increased commercial grain storage demand.

The Company's consolidated sales in 1993 were $576 million compared to $500 million in 1992, an increase of 15%. The Building Systems Segment was the primary contributor to the increase in 1993 revenues, through improved market share and export sales. The Construction Services Segment also contributed to the increase in 1993 revenues due primarily to repeat sales of construction services to large corporations who have ongoing construction needs at multiple locations throughout the United States.

Gross profit in 1994 was $120 million or 17.3% of sales compared to $97 million or 16.8% of sales in 1993. Net of the Walker Division, the 1993 gross profit was $82 million or 15.3% of sales. The increase was due to a greater volume of sales and improved pricing in all segments and an improved nonresidential construction market. In 1994 the use of the LIFO accounting method decreased gross profit by $2.1 million, due to an increase in inventory levels.

Gross profit in 1992 was $83 million or 16.6% of sales. Gross profit improved in 1993 compared to 1992 due to improved sales and margins in all segments. In 1992, $1 million of the $83 million in gross profit was generated by a reduction in inventories and the LIFO method of inventory accounting. In 1993 the effect of LIFO accounting was not significant.

In 1994 selling, general, and administrative expenses were $87 million compared to $81 million in 1993, or 12.6% and 14.1% of 1994 and 1993 sales, respectively. Selling, general, and administrative expenses decreased as a percent of total sales due to good cost controls and the relative fixed nature of these expenses to changes in sales volume.

In 1992 selling, general, and administrative expenses were $72 million or 14.4% of 1992 sales. The Building Systems Segment was the primary contributor to the dollar increase, due to the higher sales volume of that Segment and increased expense levels to fund export market development activities in several countries.

In 1994 the Company recorded net other expense of $.9 million compared to income of $18.4 million in 1993. In 1993 the Company recognized an $18 million pre-tax gain associated with the sale of the Walker Division.

In 1992 the Company recorded net other expense of $2 million. In 1992 the earnings realized from other international joint ventures were more than offset by the $3.6 million pretax write-off associated with Canadian Building Systems, Inc., a joint venture which discontinued operations in Canada in early 1992 due to insolvency.

Interest expense in 1994 decreased to $3.9 million from the $4.6 million recorded in 1993, principally due to a lower average debt balance for all of 1994. Interest expense declined $1.4 million between 1993 and 1992 due primarily to lower interest rates.

The Company's effective tax rates were 46.4% in 1994, 39.2% in 1993, and 55.9% in 1992. The higher effective tax rates in 1994 and 1992 were due to nondeductible operating losses incurred by Butler Europe and other nondeductible items for which no tax benefits were recognized. Taxes in 1992 were offset in part by a $2.6 million tax benefit recognized from the write-off associated with Canadian Building Systems, Inc.
Page 12

Liquidity and Capital Resources
The Company's cash balance decreased $9.6 million in 1994 compared to an increase of $7.2 million in 1993 and an increase of $1.5 million in 1992. On December 6, 1993 the Company sold the business and substantially all of the assets and liabilities of the Walker Division to The Wiremold Company for $34.6 million in cash and the assumption of certain liabilities. The cash proceeds after taxes and transaction expenses were used to reduce long-term debt by $25 million. In 1994 the Company paid $8.5 million in taxes related to the Walker Division sale.

Cash flow from operations was $9.7 million in 1994 compared with $9.3 million in 1993 and $2.9 million in 1992. In 1994, 1993, and 1992 working capital increased to accommodate the higher sales levels. The Company's total debt to total capital ratio was 35.1% in 1994 compared with 40.3% in 1993 and 62.9% in 1992.

In 1993 the Company, as lessor, entered into a facility lease agreement where the lessee was granted an option to purchase the leased facility for the Company's book value of $2.2 million. The facility was previously recorded in "Assets held for sale." The asset was transferred to "Investments and other assets" at December 31, 1993, and was sold in January, 1995.

In June, 1994 the Company concluded a refinancing of its long-term bank debt and bank credit facilities. The Company obtained $35 million through a private placement of unsecured notes with four insurance companies. The notes carry a fixed interest rate of 8.02% and have an average life of six and one-half years. The bulk of the proceeds of the borrowings were used to retire existing bank debt. As of December 31, 1994 the Company was in compliance with all covenants of the credit agreement.

In addition, the Company replaced two domestic credit agreements with a single $50 million revolving credit facility, provided by four banking institutions, to meet the needs of the Company and its subsidiaries. As of December 31, 1994 the Company was utilizing $9 million of the credit facility to provide a bank letter of credit arrangement to secure insurance obligations.

Butler Building Systems, Ltd., a European subsidiary, maintains a separate bank line of credit of approximately $2.3 million at current exchange rates. In 1994 the Company invested cash of $2.1 million in Butler Building Systems, Ltd. and other European operations to reduce debt and increase equity.

Capital expenditures were $13.7 million in 1994, $6.5 million in 1993, and $5 million in 1992. The majority of expenditures in 1994 were used to increase capacity in the metal building systems business.

In 1989 the Company's Board of Directors approved a 500,000 share stock repurchase authorization for its common stock. The Company repurchased 15,902 of its common shares in 1994, 5,783 shares in 1993, and 420 shares in 1992. Shares repurchased in all three years were deposited in the Company's treasury. The Company issued 163,501, 162,950, and 9,955 treasury shares in connection with stock option exercises in 1994, 1993, and 1992, respectively.

In September, 1994 the Board of Directors approved the resumption of a regular cash dividend, at an indicated annual rate of 40 cents per share. The initial 10 cent quarterly payment was made in October, 1994.

The Company believes that working capital needs and capital expenditure requirements for the foreseeable future can be met by funds from operations and current credit arrangements.

Other
The U.S. inflation rate continued to grow at a moderate pace in 1994. The Company accounts for inventory at LIFO cost, which in general allows for current earnings to approximate the earnings which would be reported if measured in terms of current value dollars.

In 1994 the Company adopted Statement of Financial Accounting Standard (SFAS) No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." The Company's purchase of derivatives was limited to aluminum metal contracts, which were utilized to hedge architectural aluminum product backlog, and certain foreign currency forward contracts, which hedged the Company's limited foreign currency exposure.

Outlook
The rate of economic growth in the U.S. economy is forecast by many economists to slow in 1995. Increasing the Company's market share domestically, expanding export opportunities, focusing on the new and replacement roof market, and accelerating the growth of the wood frame building systems business appear to be the greatest areas of potential growth in 1995 for the Company. Order backlog totaled $237 million at year-end compared with $140 million a year ago, an increase of 69%.
Page 13

Consolidated Balance Sheets

(Thousands of dollars)
At December 31                                1994       1993
                                              --------   --------
Assets
Current assets:
   Cash and cash equivalents                  $  5,284   $ 14,853
   Receivables:
      Trade                                     95,357     61,508
      Other                                      1,284      1,182
                                              --------   --------
                                                96,641     62,690
      Less allowance for possible losses         1,364      1,088
                                              --------   --------
         Net receivables                        95,277     61,602
   Inventories                                  58,906     37,426
   Real estate developments in progress         15,985      2,987
   Deferred tax assets                           7,538      7,216
   Other current assets                          5,662      4,182
                                              --------   --------
         Total current assets                  188,652    128,266
                                              --------   --------

Investments and other assets                    20,371     22,106
Assets held for sale                            13,587     13,587

Property, plant, and equipment, at cost:
   Land                                          2,583      2,501
   Buildings                                    47,184     44,715
   Machinery, tools, and equipment             105,378     98,527
   Office furniture and fixtures                27,923     23,549
   Transportation equipment                      1,508      1,992
                                              --------   --------
                                               184,576    171,284
   Less accumulated depreciation               136,050    129,756
                                              --------   --------
         Net property, plant, and equipment     48,526     41,528
                                              --------   --------
                                              $271,136   $205,487
                                              ========   ========

See Accompanying Notes to Consolidated Financial Statements.
Page 14


At December 31                                1994       1993
                                              --------   --------
Liabilities & Shareholders' Equity
Current liabilities:
   Notes payable to banks                     $     70   $  1,556
   Current maturities of long-term debt          2,474     11,368
   Accounts payable                             81,092     41,777
   Dividends payable                               487          -
   Accrued taxes and other expenses             27,019     23,052
   Accrued payroll and pension expense          10,886      5,732
   Billings in excess of costs
    and estimated earnings                       9,082      4,791
   Taxes on income                               4,970      9,918
                                              --------   --------
         Total current liabilities             136,080     98,194
                                              --------   --------

Deferred tax liabilities                         4,685      4,601

Other noncurrent liabilities                    11,006     10,638

Long-term debt, less current maturities         40,263     30,345

Shareholders' equity:
   Common stock, no par value,
    authorized 13,000,000 shares,
    issued 6,058,800 shares, at stated value    12,623     12,623
   Foreign currency translation adjustment         194        183
   Retained earnings                            99,579     86,332
                                              --------   --------
                                               112,396     99,138

   Less cost of common stock in treasury,
    1,188,885 shares in 1994 and
    1,336,484 shares in 1993                    33,294     37,429
                                              --------   --------
         Total shareholders' equity             79,102     61,709
                                              --------   --------
Commitments and contingencies                 $271,136   $205,487
                                              ========   ========

Page 15

Consolidated Statements of Earnings and Retained Earnings

(Thousands of dollars, except per share amounts)

Years ended December 31                     1994       1993       1992
                                            --------   --------   --------
Net sales                                   $692,190   $575,847   $500,177
Cost of sales                                572,227    479,312    417,583
                                            --------   --------   --------
   Gross profit                              119,963     96,535     82,594
Selling, general, and administrative
 expenses                                     86,506     80,603     72,165
                                            --------   --------   --------
   Operating income                           33,457     15,932     10,429

Other income (expense):
   International joint venture income (loss)     998      1,314     (1,789)
   Interest and finance charges earned           403        660        592
   Sundry, net                                (2,302)    (1,525)      (819)
   Gain on sale of Walker Division                 -     18,000          -
                                            --------   --------   --------
                                                (901)    18,449     (2,016)
                                            --------   --------   --------
   Operating and other income                 32,556     34,381      8,413

Interest expense                               3,895      4,622      5,966
                                            --------   --------   --------
   Pretax earnings                            28,661     29,759      2,447
Income taxes                                  13,306     11,661      1,368
                                            --------   --------   --------
   Net earnings                               15,355     18,098      1,079

Retained earnings at beginning of year        86,332     69,711     68,783
                                            --------   --------   --------
                                             101,687     87,809     69,862
Dividends declared:
   Common stock, $.20 per share                 (972)         -          -
Net change in retained earnings due to
 treasury stock transactions                  (1,136)    (1,477)      (151)
                                            --------   --------   --------
Retained earnings at end of year            $ 99,579   $ 86,332   $ 69,711
                                            ========   ========   ========
Earnings per common share                   $   3.13   $   3.84   $   0.25
                                            ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Page 16

Consolidated Statements of Cash Flows

(Thousands of dollars)

Years ended December 31                     1994       1993       1992
                                            --------   --------   --------
Cash flows from operating activities:
   Net earnings                             $ 15,355   $ 18,098   $  1,079
   Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
      Depreciation and amortization            7,776      9,605     10,155
      Gain from sale of business                   -    (18,000)         -
      Equity in earnings of international
       joint ventures                           (495)      (890)    (1,446)
      Change in assets and liabilities,
       net of sale or purchase of
       new businesses:
         Receivables                         (34,477)    (9,166)       260
         Inventories                         (21,480)    (4,242)    (3,693)
         Real estate developments
          in progress                        (12,998)    (2,987)         -
         Deferred taxes                         (238)       618        343
         Other current assets                 (1,480)      (968)      (577)
         Current liabilities excluding
          short-term debt                     57,719     17,222     (3,211)
                                            --------   --------   --------
            Net cash provided by
             operating activities              9,682      9,290      2,910
                                            --------   --------   --------

Cash flows from investing activities:
   Capital expenditures                      (13,663)    (6,460)    (5,026)
   Cash received (paid) on sale of business   (8,651)    34,600          -
   Net change in other noncurrent assets         119     (6,704)     3,597
   Distributions from international
    joint ventures                             1,000      1,440          -
                                            --------   --------   --------
            Net cash provided (used) by
             investing activities            (21,195)    22,876     (1,429)
                                            --------   --------   --------

Cash flows from financing activities:
   Proceeds from issuance of long-term debt   35,490        906      1,344
   Repayment of long-term debt               (25,572)   (37,681)    (1,885)
   Net change in short-term debt             (10,380)     9,376     (9,382)
   Dividends paid                               (485)         -          -
   Sale and issuance of treasury stock         3,442      3,091        129
   Purchase of treasury stock                   (443)      (152)        (6)
   Net change in other noncurrent liabilities   (119)      (673)     8,104
                                            --------   --------   --------
            Net cash provided (used) by
             financing activities              1,933    (25,133)    (1,696)
                                            --------   --------   --------
Effect of exchange rate changes                   11        121      1,725
                                            --------   --------   --------
            Net change in cash and
             cash equivalents                 (9,569)     7,154      1,510
Cash and cash equivalents at
 beginning of year                            14,853      7,699      6,189
                                            --------   --------   --------
            Cash and cash equivalents
             at end of year                 $  5,284   $ 14,853   $  7,699
                                            ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Page 17

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

Inventories
Inventories are valued at the lower of cost or market. The last-in, first-out
(LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out method had been used for all locations, inventories would have been $9.4 million, $7.3 million, and $9.7 million higher than those reported at December 31, 1994, 1993, and 1992, respectively.

The use of the LIFO method decreased net earnings by $1.1 million ($.23 per share) in 1994, and increased net earnings $.3 million ($.05 per share) in 1993 and $.6 million ($.13 per share) in 1992. Included in these amounts are the effects of decreased inventory levels at certain divisions in 1993 and 1992, causing results of operations to be charged with prior years' inventory costs. These costs were lower than current year costs. The effect of the decreased inventory levels had no effect on net earnings in 1993, and increased net earnings in 1992 by $.4 million ($.09 per share).

Inventories by Component
(Thousands of dollars)      1994      1993
                            -------   -------
Raw materials               $34,732   $25,309
Work in process               5,462     3,766
Finished goods               28,105    15,670
                            -------   -------
                             68,299    44,745
LIFO reserve                 (9,393)   (7,319)
                            -------   -------
                            $58,906   $37,426
                            =======   =======

Property, Plant, and Equipment
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and the accumulated depreciation amounts are removed from the accounts.

Research and Development Costs
Costs incurred in the creation and start-up of new products or changes of existing products are charged to expense as incurred. The Company incurred $2.2 million of research and development costs in 1994, $2.3 million in 1993, and $1.9 million in 1992.

Stock Option Plans
No charges are made to earnings in accounting for stock options granted because all options are granted at fair market value. If the amounts received when options are exercised are different than the carrying value of treasury stock issued, the difference is recorded in retained earnings.

Deferred Charges
Incremental costs related to the development of major computer programs expected to reduce costs in future periods have been capitalized, are included in "Investments and other assets" in the consolidated balance sheets ($3.6 million and $3 million at December 31, 1994 and 1993, respectively), and are being amortized on a straight-line basis over periods not exceeding ten years. In 1989 debt origination and issuance costs to the Company's Bank Loan were capitalized. In 1993 the remaining balance of $2.3 million was charged to expense due to a substantial repayment of the Bank Loan.

Earnings Per Share
Earnings per common share are based upon the average common and common equivalent shares outstanding during each year. Employee stock options are the Company's only common stock equivalents; there are no other potentially dilutive securities. Earnings per common share were based on 4,902,782, 4,715,993, and 4,569,288 common equivalent shares for the years 1994, 1993, and 1992, respectively.

Foreign Currency Translation
The value of the U.S. dollar fluctuates on foreign currency exchanges which creates exchange gains or losses on the Company's international investments.

These investments and the related equity earnings (loss) are translated into U.S. dollars at year-end and average exchange rates, respectively. The gains or losses that result from translation are shown in the shareholders' equity section of the consolidated balance sheets. Foreign currency exchange transaction gains or losses for 1994, 1993, and 1992 were insignificant. Page 18

Financial Instruments
The Company's financial instruments have fair values which are not materially different than their carrying values. Short-term investments are carried at amortized cost because it is the Company's intent to hold the securities to maturity.

In December, 1994 the Financial Accounting Standards Board issued Statement No. 119 dealing with "Disclosure about Derivative Financial Instruments and the Fair Value of Financial Instruments." The Company has entered into derivative transactions for purposes other than trading as a means of managing risk of loss of underlying assets. Aluminum metal hedge contracts of less than one year's duration are utilized to hedge architectural aluminum product backlog against losses caused by changes in aluminum costs. Certain foreign currency forward contracts of less than one year's duration are used to hedge the Company's limited foreign currency exposure. The fair value of open aluminum metal hedge contracts and foreign currency hedges at December 31, 1994 was immaterial.

The Company has no significant off-balance sheet risks or concentrations of credit.

Construction Contracts
The Company recognizes earnings on construction contracts using the percentage of completion method based upon its estimate of the completion of each project. Costs and estimated earnings in excess of billings at December 31, 1994 and 1993 were $1.5 million and $.6 million, respectively, and are reflected in the consolidated balance sheets under the caption "Inventories." Total receivables due under construction contracts, included as trade receivables, were $21.3 million and $11.3 million at December 31, 1994 and 1993, respectively. Included in the contract receivables were $2.3 million and $2.9 million at December 31, 1994 and 1993, respectively, for amounts billed but not collected pursuant to retainage provisions. These amounts are due upon completion of the contracts.

Acquisition of New Businesses
All acquisitions to date have been accounted for as purchases. The excess of cost over net assets of businesses acquired, which is classified as "Investments and other assets" in the consolidated balance sheets, is being amortized over twenty years or less, and at December 31, 1994 was not material.

Sale and Dissolution of Businesses
In December, 1993 the Company sold the business and substantially all of the assets and liabilities used in the business of the Walker Division to Walker Systems, Inc., a Delaware corporation and The Wiremold Company, a Connecticut corporation, for the selling price of $34.6 million in cash and the assumption of certain liabilities. The net proceeds after taxes were used to reduce long-term debt by $25 million. The Company recorded a net gain after taxes of $10.7 million from the sale. Net sales and pretax earnings for the Walker Division for the years 1993 and 1992 were $39.9 million and $4.9 million, and $40 million and $4.5 million, respectively.

In March, 1992 the Company recorded a $3.6 million pretax loss resulting from Canadian Building Systems, Ltd. discontinuing its business due to insolvency. The Company also recognized a $2.6 million tax benefit relating to the write -off of this Canadian investment.

Real Estate Subsidiaries
Butler Real Estate, Inc. (BRE) is a wholly-owned subsidiary providing real estate development services in cooperation with Butler dealers. In 1994, 1993, and 1992 BRE generated net earnings of $.3 million, $.4 million, and $.8 million, respectively, from project related activities.

In a separate activity, BMC Real Estate, Inc. (BMCRE) participates in four land development ventures. Of these, three are joint ventures in which BMCRE owns 35% to 50% interests, and accounts for these using the equity method. The combined borrowings of the joint ventures at December 31, 1994 were $.8 million, of which $.4 million is guaranteed by the Company. The fourth land development venture is wholly-owned by BMCRE. The development is included in "Assets held for sale" in the consolidated balance sheets with a net carrying value of $10.3 million at December 31, 1994 and 1993. Management believes the recovery of its investment in this property may take years and that the ultimate realizable value approximates the carrying value.

International Joint Venture Operations
The Company has interests in two international joint ventures. The ventures, Saudi Building Systems, Ltd. (30%-owned), and Butler Japan, Inc. (45%-owned), are involved in the design, manufacture, and/or marketing of pre-engineered metal buildings for nonresidential use in their respective markets.

The financial results of the joint ventures are reported using the equity method of accounting. Total net sales of the joint ventures in 1994, 1993, and 1992 were $32.6 million, $32.2 million, and $34.4 million, respectively. The joint ventures' operating earnings in 1994, 1993, and 1992 were $2.9 million, $5.4 million, and $6.9 million, respectively. In 1994 and 1993 total assets were $21.1 million and $21.2 million, respectively. Total liabilities for 1994 and 1993 were $6.9 million in both years.
Page 19

The Company received distributions from the international joint ventures in 1994 and 1993 of $1 million and $1.4 million, respectively. No distributions were received in 1992.


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

The Other Building Products Segment includes the operations of the Vistawall and Grain Systems divisions. These businesses design, manufacture, and market architecturally oriented component systems for nonresidential construction, including aluminum curtain wall, storefront systems and doors, skylights, and roof accessories, in addition to the design, manufacture, and sale of commercial and on-farm grain storage to independent Agri-Contractor and Agri-Builder dealer organizations. The results of the former Walker Division are included in the Other Building Products Segment table amounts up until its sale in December, 1993.

Net sales
(Thousands of dollars)         1994       1993       1992
                               --------   --------   --------
Building Systems               $481,833   $367,028   $318,656
Construction Services           122,493     93,350     66,912
Other Building Products         123,050    140,807    137,879
Intersegment eliminations       (35,186)   (25,338)   (23,270)
                               --------   --------   --------
                               $692,190   $575,847   $500,177
                               ========   ========   ========

Net sales represent revenues from sales to affiliated and unaffiliated customers before elimination of intersegment sales which are separately disclosed. Intersegment eliminations are primarily sales from the Building Systems and Other Building Products segments to Construction Services.

The Building Systems Segment and Construction Services Segment had sales to one customer which accounted for approximately 10% of the Company's net sales in 1994, 9% in 1993, and 5% in 1992.

Export sales by domestic operations
(Thousands of dollars)         1994       1993       1992
                               --------   --------   --------
North & South America          $ 65,328   $ 34,467   $ 28,269
Far East                         28,564     14,441      5,993
Other                            11,799     21,553     19,938
                               --------   --------   --------
                               $105,691   $ 70,461   $ 54,200
                               ========   ========   ========

Pretax earnings (loss)
(Thousands of dollars)         1994       1993       1992
                               --------   --------   --------
Building Systems               $ 28,652   $  9,519   $  4,840
Construction Services             3,244      3,304      1,610
Other Building Products           9,489     10,014      7,425
Corporate                        (8,829)    (6,456)    (5,462)
Interest expense                 (3,895)    (4,622)    (5,966)
                               --------   --------   --------
                               $ 28,661   $ 11,759   $  2,447
                               ========   ========   ========

Pretax earnings in 1993 excludes the $18 million gain on the sale of the Walker Division. Pretax earnings in 1992 includes $3.6 million in Building Systems to write-off the Company's Canadian investment.

Assets
(Thousands of dollars)         1994       1993       1992
                               --------   --------   --------
Building Systems               $154,724   $107,873   $ 97,349
Construction Services            21,339     12,105      9,377
Other Building Products          39,737     35,076     46,617
Corporate                        55,336     50,433     42,467
                               --------   --------   --------
                               $271,136   $205,487   $195,810
                               ========   ========   ========

Assets represent both tangible and intangible assets used by the segments. Corporate assets represent cash and cash equivalents, assets held for sale, corporate equipment, and miscellaneous other assets which are not related to a specific business segment.

Capital expenditures
(Thousands of dollars)         1994       1993       1992
                               --------   --------   --------
Building Systems               $ 11,901   $  4,931   $  3,712
Construction Services               485        290        103
Other Building Products           1,182      1,160      1,141
Corporate                            95         79         70
                               --------   --------   --------
                               $ 13,663   $  6,460   $  5,026
                               ========   ========   ========

Page 20

Capital expenditures exclude property, plant, and equipment acquired through acquisition of new businesses.

Depreciation
(Thousands of dollars)         1994       1993       1992
                               --------   --------   --------
Building Systems               $  4,811   $  4,610   $  4,747
Construction Services               278        224        235
Other Building Products           1,520      2,761      3,299
Corporate                            72         80         73
                               --------   --------   --------
                               $  6,681   $  7,675   $  8,354
                               ========   ========   ========


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

The components of the provision for income taxes are shown in Table A. The provisions for income taxes were $13.3 million, $11.7 million, and $1.4 million for 1994, 1993, and 1992, respectively. Cash payments for income taxes were $17.6 million, $4.1 million, and $1.1 million in 1994, 1993, and 1992, respectively. The foreign components of pretax earnings were losses of $(2.7) million, $(.6) million, and $(2.7) million in 1994, 1993, and 1992, respectively. A reconciliation of the statutory federal income tax and the income tax expense is shown in Table B.

Table A: Components of Income Taxes
(Thousands of dollars)         1994       1993       1992
                               --------   --------   --------
Current:
   Federal                     $ 11,295   $ 11,821   $    543
   State and local                2,251      2,146         85
                               --------   --------   --------
                                 13,546     13,967        628
                               --------   --------   --------
Deferred:
   Federal                         (220)    (2,124)       659
   State and local                  (20)      (182)        81
                               --------   --------   --------
                                   (240)    (2,306)       740
                               --------   --------   --------
     Total income tax expense  $ 13,306   $ 11,661   $  1,368
                               ========   ========   ========

Table B: Reconciliation of Income Tax Expense
(Thousands of dollars)         1994       1993       1992
                               --------   --------   --------
Expected income tax expense    $ 10,031   $ 10,416   $    832
State and local income tax,
 net of federal benefits          1,463      1,395         56
Nondeductible operating losses
 of foreign subsidiaries            951        204        919
Effect of discontinuing
 Canadian Building Systems, Ltd.      -          -       (998)
Difference in basis of assets         -          _        346
Other                               861       (354)       213
                               --------   --------   --------
   Actual income tax expense   $ 13,306   $ 11,661   $  1,368
                               ========   ========   ========

Detail of deferred tax assets and liabilities as of December 31, 1994, 1993, and 1992 is shown in Table C.
Page 21

Table C: Deferred Tax Assets and Liabilities
(Thousands of dollars)         1994       1993       1992
                               --------   --------   --------
Current deferred tax assets:
   Operating expenses          $  4,626   $  4,037   $  3,355
   Inventory                        619        575        649
   Restructuring reserves         1,786      2,326      1,407
   Other                            507        278      1,037
                               --------   --------   --------
      Net current deferred
       tax assets              $  7,538   $  7,216   $  6,448
                               ========   ========   ========
Noncurrent deferred tax
 assets (liabilities):
   Depreciation                $ (6,595)  $ (6,415)  $ (7,132)
   Operating expenses             3,368      3,399      3,282
   Minority investments            (968)    (1,151)    (1,334)
   Foreign net operating
    loss carryforward             2,552      1,600      1,396
   Other                           (490)      (434)      (310)
                               --------   --------   --------
   Noncurrent deferred
    tax liabilities              (2,133)    (3,001)    (4,098)
   Valuation allowance           (2,552)    (1,600)    (1,396)
                               --------   --------   --------
      Net noncurrent deferred
       tax liabilities         $ (4,685)  $ (4,601)  $ (5,494)
                               ========   ========   ========

The valuation allowance offsets the deferred tax asset relating to the foreign net operating loss carryforwards. Depending on future profitability, the carryforwards may be realized in later years. The valuation allowance increased $1 million relating to 1994 foreign operating losses. The Company has sufficient taxable income in the three year carryback period to support the recognition of its other deferred tax assets.

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

The funded status and accrued pension cost at December 31, 1994 and 1993 for the defined benefit plans are presented in Table D. While the market value of the ESOP assets is not included in the amounts in Table D, the effect of the ESOP offset has been recognized in the accumulated and projected benefit obligations. At December 31, 1994 and 1993 an intangible asset of $2.6 million and $3.1 million, respectively, was recorded as "Investments and other assets" in the consolidated balance sheets, as an offset to the adjustment required to recognize the minimum liability. Assets held by the defined benefit plans are generally debt instruments of the U.S. Government and debt and equity securities issued by domestic corporations. The net periodic pension cost of these plans in 1994, 1993, and 1992 is presented in Table E.
Page 22

Table D: Funded Status and Accrued Pension Cost
                                     1994                   1993
                             Assets      Accumulated Assets      Accumulated
                             Exceed      Benefits    Exceed      Benefits
                             Accumulated Exceed      Accumulated Exceed
(Thousands of dollars)       Benefits    Assets      Benefits    Assets
                             --------    --------    --------    --------
Actuarial present value of
 benefit obligations:
Vested benefit obligation    $ 18,986    $ 12,757    $ 20,481    $ 11,927
                             ========    ========    ========    ========
Accumulated benefit
 obligation                  $ 19,060    $ 12,885    $ 20,532    $ 12,043
                             ========    ========    ========    ========
Projected benefit obligation $ 19,064    $ 21,601    $ 20,541    $ 19,991
Plan assets at fair value      20,507      12,607      23,371      11,324
                             --------    --------    --------    --------
Projected benefit obligation
 (greater than)/less than
 plan assets                    1,443      (8,994)      2,830      (8,667)
Unrecognized net (gain)/loss      807       8,889        (682)      8,117
Unrecognized net transition
 (asset)/liability             (1,168)      2,429      (1,354)      2,813
Adjustment required to
 recognize minimum liability        -      (2,602)          -      (3,057)
                             --------    --------    --------    --------
Prepaid (accrued) pension
 cost                        $  1,082    $   (278)   $    794    $   (794)
                             ========    ========    ========    ========

Table E: Components of Net Periodic Pension Cost
(Thousands of dollars)       1994        1993        1992
                             --------    --------    --------
Service cost-- benefits
 earned during the period    $  1,983    $  1,299    $    911
Interest cost on the pro-
 jected benefit obligation      3,141       3,140       3,061
Actual return on assets--
 (gain)/loss                    2,231      (3,488)     (3,391)
Net amortization and
 deferral                      (4,090)      1,377       1,547
                             --------    --------    --------
Net periodic pension cost    $  3,265    $  2,328    $  2,128
                             ========    ========    ========

Assumptions used in deter-
 mining net periodic pension
 cost and all benefit obli-
 gations were:
   Expected long-term rate
    of return on assets         8.5%         8.5%        8.5%
   Discount rate                8.5%         7.5%        8.5%
   Long-term rate of increase
    in compensation levels      5.5%         5.5%        5.5%

At the end of 1994 the Company increased the defined benefit plans' discount rate to 8.5%. The increase is expected to decrease 1995 pension expense by approximately $.6 million. Nevertheless, the Company expects an overall increase in pension expense in 1995.

The ESOP assets include the Company's common stock, and fixed income securities which are primarily debt instruments of the U.S. Government. At December 31, 1994 and 1993, the ESOP had net assets of $45.7 million and $46.9 million, respectively, and held 736,215 shares and 815,384 shares, respectively, of Company stock. The Company expensed $.4 million for ESOP contributions in 1994, 1993, and 1992, respectively.

Other Benefit Plans
The Company sponsors the Butler Employees Savings Trust, a savings plan under section 401(k) of the Internal Revenue Code. All salaried and nonunion hourly employees are eligible to participate in this Plan. Under its terms the Company will match 25% of the first 6% of employees' contributions to the Plan, given that certain Company profitability levels are attained. In 1994, 1993, and 1992 the Company reached the defined profitability goals and accordingly expensed $.7 million, $.6 million, and $.6 million, respectively, as a matching contribution to the Plan.

The Company has a supplemental employee retirement plan. The Company has purchased life insurance arrangements which name the Company as beneficiary to meet the liabilities of the plan. The Company expensed $.2 million related to this plan in 1994.
Page 23

Postretirement Benefits
The Company currently provides certain health care and life insurance benefits for retired employees and their dependents. Substantially all of the Company's employees become eligible for these benefits if they reach retirement age while still working for the Company and have at least ten years of service. The Company's contribution towards these benefits has been set to fixed amounts per participant based on 1993 costs. Election of health care and life insurance benefit coverage for retirees and dependents is optional, and requires contributions by the retiree towards the cost of these coverages. The Company has reserved the right to change or terminate all employee benefits, including postretirement benefits.

In 1993 the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard requires companies to accrue for estimated future postretirement benefit costs during the year that employees perform services and earn the benefits. The Company had previously recognized retiree health and benefits expense when paid. As such, the transition obligation in adopting the standard equaled the accumulated postretirement benefit obligation. As of January 1, 1993 the accumulated postretirement benefit obligation was $11.5 million, which the Company elected to amortize over a 20 year period beginning in 1993. The Company sold its Walker Division in 1993 which had the effect of reducing the transition obligation by $1.3 million in that year. The transition obligation was $9.1 million and $9.6 million at December 31, 1994 and 1993, respectively.

Table F: Accumulated Postretirement Benefit Obligation
(Thousands of dollars)                   1994      1993
                                         -------   -------
Retirees                                 $ 6,448   $ 7,037
Active participants fully
 eligible to retire                        2,425     2,925
Other active participants                  1,944     2,063
                                         -------   -------
                                          10,817    12,025
Unrecognized net loss for changes
 in assumptions                             (477)   (1,961)
Remaining accumulated
 postretirement benefit obligation        (9,071)   (9,576)
                                         -------   -------
Accrued postretirement benefit
 liability                               $ 1,269       488
                                         =======   =======

In 1992 the Company made several plan changes which are incorporated in the actuarial computation of its accumulated postretirement benefit obligation and net periodic cost. Net periodic costs were $1.7 million in 1994 and $1.6 million in 1993. The Company paid and expensed benefits of $1.7 million in 1992.

Table G: Net Periodic Postretirement Benefit Costs
(Thousands of dollars)                   1994      1993
                                         -------   -------
Service cost, benefits attributed to
 employee service during the year        $   229   $   160
Interest cost on accumulated post-
 retirement benefit obligation               863       911
Amortization of accumulated post-
 retirement benefit obligation               504       574
Deferred (gain) loss                          48       (83)
                                         -------   -------
                                         $ 1,664   $ 1,562
                                         =======   =======

The Company revised its discount rate assumption in 1994 to 8.5% from 7.5% in 1993. The health care cost trend rate used in the actuarial computation ranged from 10% in 1994 increasing 1% per year through 1997 to a maximum of 15%, and declining 1% per year thereafter through the year 2001. The Company's costs are limited to a fixed dollar amount per capita in future years not to exceed 175% of 1993 costs. The effect of a 1% increase in the health care cost trend rate on the accumulated postretirement benefit obligation and net periodic costs would not be material.


Debt, Leases, and Commitments

Long-Term Debt Net of Current Maturities
(Thousands of dollars)                   1994      1993
                                         -------   -------
Private Placement Notes (A)              $35,000   $     -
Bank Loan (B)                                  -    22,650
Industrial Revenue Bonds (C)               4,000     4,540
Other debt                                 1,263     3,155
                                         -------   -------
                                         $40,263   $30,345

(A) In June, 1994 the Company entered into a Private Placement Note Agreement ("Private Placement Notes") with a group of insurance companies. The proceeds from the financing of $35 million were used to retire the remaining $32.7 million of short and long-term Bank Loan debt and for other corporate purposes.

The Private Placement Notes carry a fixed interest rate of 8.02%. Annual principal payments of $5 million are required beginning in December, 1997 and continuing through 2003. The Notes contain certain limitations on additional borrowings, the payment of cash dividends, and the purchase of Company stock, as well as covenants related to the maintenance of certain financial ratios. As of December 31, 1994 the Company was in compliance with all covenants, and at that date approximately $23.4 million of retained earnings was available for cash dividends and share repurchases.
Page 24

(B) Prior to refinancing, the Bank Loan carried a variable interest rate based on prime or LIBOR rates. As of December 31, 1993 the effective interest rate was 4.9%.

(C) In September, 1994 the Company retired an Industrial Revenue Bond due to mature in 1996. The Company's remaining Industrial Revenue Bond obligation bears interest at a stated rate of 13% and matures in 2001. The bond issue is guaranteed by the Company. The weighted average interest rate on the combined bond issues was 12.4% for 1994 and 12% for 1993.

Total principal payments due on all debt in each of the five years subsequent to December 31, 1994 are $2.5 million in 1995, $.5 million in 1996, $5.4 million in 1997, $5.4 million in 1998, $5.4 million in 1999, and $23.6 million thereafter. Cash payments for interest on long-term debt were $3.4 million, $4.1 million, and $4.9 million in 1994, 1993, and 1992, respectively.

Short-Term Borrowings
During 1994 and 1993 the Company borrowed to meet working capital needs and other requirements. At December 31, 1994 the Company and its subsidiaries had short-term credit facilities at several banks totaling $52.3 million with approximately $2.3 million limited to Butler Building Systems, Ltd. (BBSL). The credit line for BBSL is secured by the assets of that business. Borrowings outstanding at December 31, 1994 were $.1 million.

Leases
Rental expense under operating leases was $6.1 million, $5.6 million, and $5.5 million in 1994, 1993, and 1992, respectively. Minimum rental commitments under noncancelable operating leases are $2.9 million in 1995, $2.5 million in 1996, $2.2 million in 1997, $2.1 million in 1998, and $2.1 million in 1999.

Commitments
As a service to its independent dealers, the Company assists in obtaining performance bonds on certain construction contracts in the ordinary course of business. An irrevocable letter of credit is generally required for a portion of the contract amount to reduce the possible liability of the Company. At December 31, 1994 such performance bonds exceeded the related letters of credit by $3.1 million. The contracts are in various stages of completion and management believes that there will be no liability to the Company. In addition, indebtedness of others guaranteed by the Company was $.4 million at December 31, 1994.

Stock Incentive Plans
Stock options are presently outstanding under the Stock Incentive Plans of 1979 and 1987. The 1987 Plan covering 979,210 shares was approved on April 21, 1987 and it terminated the 1979 Plan except for outstanding qualified and nonstatutory stock options and stock appreciation rights.

Options are granted at a price equal to the fair market value of Butler stock at the date of grant for terms of up to ten years. At December 31, 1994, 1993, and 1992, 483,927, 577,755, and 650,707 shares, respectively, under option were exercisable and 11,382, 21,882, and 38,549 shares, respectively, were available for grant. Table H presents a summary of stock option activity for the three years ended December 31, 1994.

Table H: Summary of Stock Option Activity
                                         Number      Option
Options                                  of Shares   Price Range
-------                                  -------     ------------
Unexercised at 12-31-91                  831,760     $11.75-21.41
   Granted                                10,000      12.00
   Exercised                              (9,955)     11.75-12.91
   Terminated                            (22,876)     13.75-17.27
                                         -------
Unexercised at 12-31-92                  808,929      11.75-21.41

   Granted                                19,000      15.50
   Exercised                            (162,950)     11.75-21.41
   Terminated                             (3,998)     13.75-16.75
                                         -------
Unexercised at 12-31-93                  660,981     $11.75-18.65

   Granted                                10,500      26.25
   Exercised                            (163,501)     11.75-18.65
   Terminated                               (664)     13.05
                                         -------
Unexercised at 12-31-94                  507,316     $11.75-26.25
                                         =======

Treasury Stock Activity
(Thousands of dollars)                   1994      1993      1992
                                         -------   -------   -------
Common stock held
 in treasury:
Balance January 1                        $37,429   $41,845   $42,119
Purchases                                    443       152         6
Sales or issues                           (4,578)   (4,568)     (280)
                                         -------   -------   -------
Balance December 31                      $33,294   $37,429   $41,845
                                         =======   =======   =======

Purchases of treasury stock were made in 1994, 1993, and 1992 of 15,902, 5,783, and 420 common shares, respectively. Sales or issues of treasury stock were 163,501, 162,950, and 9,955 common shares in 1994, 1993, and 1992, respectively. The Company recognized a tax benefit of $.8 million and $.7 million in 1994 and 1993, respectively, which was credited directly to retained earnings in the treasury stock transaction.
Page 25

Quarterly Financial Information (Unaudited)
(Thousands of dollars except per share amounts)
1994 Quarter Ended    March 31   June 30    Sept. 30   Dec. 31    Total
                      --------   --------   --------   --------   --------
   Net sales          $117,067   $175,422   $189,645   $210,056   $692,190
   Gross profit         17,864     31,486     34,987     35,626    119,963
   Net earnings (loss)  (1,401)     5,081      6,635      5,040     15,355
   Net earnings (loss)
    per common share      (.29)      1.04       1.33       1.00       3.13
   Dividends per share       -          -        .10        .10        .20

1993 Quarter Ended    March 31   June 30    Sept. 30   Dec. 31    Total
                      --------   --------   --------   --------   --------
   Net sales          $110,708   $144,784   $163,910   $156,445   $575,847
   Gross profit         17,253     25,303     29,258     24,721     96,535
   Net earnings (loss)  (1,212)     2,400      4,141     12,769     18,098
   Net earnings (loss)
    per common share      (.27)       .51        .87       2.63       3.84
   Dividends per share       -          -          -          -          -

Annual earnings per share amounts do not equal the sum of the quarterly earnings per share amounts because of the timing of net earnings and the issuance of common shares during the years.

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

                            1994                      1993
                            ----                      ----
Quarter              High       Low            High       Low
-------              -------    -------        -------    ------
First                $29 1/4    $24            $20        $13 1/2
Second                25 3/4     21 1/2         19 3/4     18 1/2
Third                 32 1/2     24 1/8         30 1/4     19
Fourth                35 1/4     30 1/4         30 3/4     24 1/4

Page 26

Independent Auditors' Report
To the Board of Directors
Butler Manufacturing Company:

We have audited the consolidated balance sheets of Butler Manufacturing Company and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Butler Manufacturing Company and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, in 1993 the Company adopted the provisions of Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109, "Accounting for Income Taxes."

/s/ KPMG Peat Marwick

Kansas City, Missouri
February 3, 1995
Page 27

Historical Review 1994-1990
                         1994       1993       1992       1991       1990
                         --------   --------   --------   --------   --------
Income Statement Data
Net sales                $692,190   $575,847   $500,177   $460,828   $564,459
Net earnings (loss)        15,355     18,098      1,079    (11,954)     8,177
   As a percent of sales     2.2%       3.1%       0.2%      (2.6%)      1.4%
   As a percent of
    average shareholders'
    equity                  21.8%      35.4%       2.8%     (27.6%)     18.2%

Per share of common stock:
   Net earnings (loss)      3.13       3.84       0.25       (2.62)      1.81
   Cash dividends
    declared, per
    common share             .20          -          -           -          -
   Cash dividends paid,
    per common share         .10          -          -           -          -

Financial Position at Year-End
Assets
   Current assets        188,652    128,266    115,425     110,785    128,264
   Property, plant, and
    equipment, net        48,526     41,528     47,863      54,407     62,669
   Total assets          271,136    205,487    195,810     198,389    221,691

Working capital
   Net working capital    52,572     30,072     44,286      27,053     40,474
   Ratio of current
    assets to current
    liabilities              1.4        1.3        1.6         1.3        1.5

Financial structure
   Long-term debt, less
    current maturities    40,263     30,345     67,315      67,856     70,909
   Total debt             42,737     41,713     68,797      69,612     76,166
   Shareholders' equity   79,102     61,709     40,551      37,624     48,875
      Per common share,
       year-end            16.24      13.07       8.88        8.26      10.77
   Total debt as a
    percent of total
    capital                35.1%      40.3%      62.9%       64.9%      60.9%

General Statistics
   Depreciation            6,681      7,675      8,354       9,909     10,574
   Capital expenditures   13,663      6,460      5,026       5,737      8,017
   Common shares out-
    standing, average      4,903      4,716      4,569       4,569      4,536
   Common shares out-
    standing, year-end     4,870      4,722      4,565       4,556      4,539
   Common shareholders,
    year-end               2,473      2,562      2,725       2,754      2,876
   Number of employees,
    year-end               3,564      3,064      3,169       3,040      3,444

   1. Thousands of dollars, except per share amounts for common stock.
   2. The 1993 net earnings include an after-tax gain on the sale of the Walker Division of $10.7 million or $2.27 per share.
   3. The 1991 net earnings include an after-tax restructuring charge of $4 million.

Page 28