Form 10-K405, Exhibit 13
period 1995-12-31
BUTLER MANUFACTURING CO
filed 1996-03-22
CIK 15840

Financial Review
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Company sales for 1995 were $827 million compared with $692 million in 1994, an increase of 19.5%. Revenues increased in the Building Systems and Other Building Products segments and remained constant in the Construction Services Segment.

Sales in the Building Systems Segment were $586 million in 1995 compared with $482 million in 1994, an increase of 21.6%. Most of the increase is attributable to the domestic metal building systems business which increased its total market share and the real estate division which develops build-to-suit lease projects and sells them to investors. Export building sales declined modestly due to depressed economic conditions in Mexico.

The Construction Services Segment reported sales of $121 million in 1995 compared to $122 million in 1994.

Sales in the Other Building Products Segment were $147 million in 1995 and $123 million in 1994, an increase of 19.5%. Sales of the Vistawall Division increased substantially due to improved market demand and the continuing consolidation of the architectural metals industry. Grain Systems' sales improved slightly over 1994 primarily due to increased domestic commercial grain storage demand.

The Company's consolidated sales in 1994 were $692 million compared to $576 million in 1993, an increase of 20.1%. Net of the Walker Division, which was sold and recorded $40 million in sales for 1993, consolidated sales increased $156 million or 29.1% in 1994 compared to 1993. The Building Systems Segment was the primary contributor to the increase in 1994 revenue due to generally higher levels of market demand in both the steel and wood frame product lines, gains in domestic market share, and increased export sales. The Construction Services Segment also contributed to the increase in 1994 revenue due primarily to the continued formation and servicing of strategic alliances with large multinational corporations.

Gross profit in 1995 was $151 million or 18.3% of sales compared to $120 million or 17.3% of sales in 1994. The increase was due primarily to greater sales volume and improved pricing in the Building Systems and Other Building Products segments and an improved nonresidential construction market. The Company generally values its inventories at the lower of cost or market on a LIFO basis. During 1995 rising prices partially offset by decreasing inventory levels resulted in a $2.1 million increase in the required LIFO provision.

Gross profit in 1993 was $97 million or 16.8% of sales. Gross profit improved in 1994 compared to 1993 due to improved sales and margins in all segments. During 1994 the Company recorded a $2.1 million increase in the LIFO provision due to an increase in inventory levels. In 1993 the change in the LIFO provision was not significant.

In 1995 selling, general, and administrative expenses were $103 million compared to $87 million in 1994, or 12.5% and 12.6% of 1995 and 1994 sales, respectively. Selling, general, and administrative expenses decreased as a percent of total sales in all segments except Construction Services. Construction Services selling, general, and administrative expenses increased due to investments in sales, service, and project management personnel to support domestic and international construction management programs.

In 1993 selling, general, and administrative expenses were $81 million or 14.1% of 1993 sales. Selling, general, and administrative expenses as a percent of total sales decreased between 1994 and 1993 due to good cost controls and the relative fixed nature of these expenses to changes in sales volume.

In 1995 the Company recorded net other expense of $1.4 million compared to net other expense of $.9 million in 1994. Earnings realized from the Saudi Building Systems joint venture were $.4 million less in 1995 compared to 1994.

In 1993 the Company recorded net other income of $18.4 million due primarily to an $18 million pre-tax gain associated with the sale of the Walker Division. Earnings realized from the Saudi Building Systems joint venture were $.3 million less in 1994 compared to 1993.

Interest expense in 1995 increased to $4.1 million from $3.9 million in 1994 principally due to a full year's interest expense on the $35 million Private Placement Notes issued in 1994 and interest on the San Marcos, Texas Industrial Revenue Bonds issued during 1995. Interest expense declined $.7 million between 1994 and 1993 due primarily to a lower average debt balance for all of 1994.

The Company's effective tax rates were 44.6% in 1995, 46.4% in 1994, and 39.2% in 1993. The higher effective tax rate in 1995 and 1994 was primarily due to nondeductible operating losses incurred by the European metal buildings subsidiary.


Liquidity and Capital Resources
The Company's cash balance increased $2 million in 1995 compared to a decrease of $9.6 million in 1994 and an increase of $7.2 million in 1993. Principal sources of cash in 1995 were earnings and depreciation, which generated $32.3 million, and the proceeds from the issuance of $6.3 million of Industrial Revenue Bond financing to fund the expansion of the Company's San Marcos, Texas metal buildings facility. Principal uses of funds in 1995 were capital expenditures of $22.7 million, increased working capital net of short-term debt of $10.7 million, and dividend payments of $2.5 million. The Company also acquired certain assets of Skywall, Inc. for $1 million cash and a $1.2 million note, payable over five years.
Page 14

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

Cash flow from operations was $19.1 million in 1995 compared with $9.7 million in 1994 and $9.3 million in 1993. In 1995, 1994, and 1993 working capital increased to accommodate the higher sales levels. The Company's total debt to total capital ratio was 31.5% in 1995 compared with 35.1% in 1994 and 40.3% in 1993.

In 1993 the Company, as lessor, entered into a facility lease agreement where the lessee was granted an option to purchase the leased facility for the Company's book value of $2.2 million. The facility was previously recorded in "Assets held for sale". The asset was transferred to "Investments and other assets" at December 31, 1993 and was sold in January, 1995.

In June, 1994 the Company concluded a refinancing of its long-term bank debt and bank credit facilities. The Company obtained $35 million through a private placement of unsecured notes with four insurance companies. The notes carry a fixed interest rate of 8.02%, and at issuance had an average life of six and one-half years. The bulk of the proceeds of the borrowings were used to retire existing bank debt.

The Company maintains $50 million in committed credit lines from four banking institutions to meet the needs of both the Company and the Company's subsidiaries. As of December 31, 1995 $9 million of the credit line was utilized to provide a bank letter of credit arrangement to secure insurance obligations. In April, 1995 the Company obtained $6.3 million of Industrial Revenue Bond financing to fund the expansion of its San Marcos, Texas facility. At year-end, all but $.8 million of the bond proceeds had been drawn upon. The bonds are secured by a bank letter of credit.

Butler Building Systems Limited, a European subsidiary, maintains a separate bank line of credit of approximately $2.3 million at current exchange rates. In 1995 and 1994, the Company invested cash of $4.3 million and $2.1 million, respectively, in the European operation to reduce debt and increase equity.

As of December 31, 1995 the Company was in compliance with the covenants of all credit agreements.

Capital expenditures were $22.7 million in 1995, $13.7 million in 1994, and $6.5 million in 1993. The majority of expenditures in 1995 and 1994 were used to increase production capacity in the metal building systems business. In 1995 the Company also invested $4.1 million to establish a metal buildings plant near Shanghai, China. An additional investment of $10.6 million in capital expenditures and working capital is planned for the China operation in 1996. The plant is expected to be in production by the summer of 1996.

In 1995 the Company's Board of Directors approved a 500,000 share stock repurchase authorization for its common stock, replacing the previous authorization granted in 1989. The Company repurchased 194,301 of its common shares in 1995, 23,853 shares in 1994, and 8,675 shares in 1993. Shares repurchased in all three years were related to stock options exercised. Repurchased shares were deposited in the Company's treasury. The Company issued 454,366, 245,252, and 244,425 treasury shares in connection with stock option exercises in 1995, 1994, and 1993, respectively.

In June, 1995 the Board of Directors approved a 3-for-2 stock split and a 50% increase in the quarterly cash dividend. The stock split was paid July 17, 1995 to shareholders of record on June 30, 1995.

The Company believes that working capital needs and capital requirements for the foreseeable future can be met by funds from operations and current credit arrangements.


Other
The U.S. inflation rate grew at a moderate pace in 1995. The Company accounts for inventory at LIFO cost, which in general allows for current earnings to approximate the earnings which would be reported if measured in terms of current value dollars.

At the annual meeting of shareholders to be held April 16, 1996, the Company has proposed to amend the Restated Certificate of Incorporation of Butler Manufacturing Company to increase the authorized number of shares of common stock to 20 million shares from 13 million shares. This will provide the Company with the flexibility to conduct the Company's future operations, including the issuance, distribution, exchange, or reservation of shares of common stock for stock dividends, acquisitions, financings, and stock incentive plans. The Company has no present plans or commitments to issue additional shares of common stock authorized by this proposed amendment other than under existing stock incentive plans.

There are no pending accounting pronouncements that will have a significant effect on the Company's consolidated financial statements.


Outlook
A number of forecasts predict a moderation in United States economic growth in 1996 relative to the past two years. Growth may slow domestically but the Company is well positioned to continue its expansion into the metal buildings business internationally, primarily in Asia and Latin America. In addition, the growth in strategic alliances with major corporations is another factor that may lessen the effect of an economic slowdown. And finally, the Company's systems approach to construction solutions continues to gain share of the total nonresidential market. Order backlog totaled $251 million at year-end, compared with $237 million a year ago or an increase of 6%. However, higher margin product backlog declined 17% compared with a year ago.
Page 15

Consolidated Balance Sheets

(Thousands of Dollars)
At December 31                                            1995       1994
                                                          --------   --------
Assets
Current assets:
   Cash and cash equivalents                              $  7,253   $  5,284
   Receivables:
      Trade                                                 90,401     95,357
      Other                                                  3,104      1,284
                                                          --------   --------
                                                            93,505     96,641
      Less allowance for possible losses                     2,348      1,364
                                                          --------   --------
         Net receivables                                    91,157     95,277
   Inventories                                              51,168     58,906
   Real estate developments in progress                     20,123     15,985
   Deferred tax assets                                       8,348      7,538
   Other current assets                                      9,254      5,662
                                                          --------   --------
         Total current assets                              187,303    188,652
                                                          --------   --------
Investments and other assets                                18,899     20,371
Assets held for sale                                        13,260     13,587

Property, plant, and equipment, at cost:
   Land                                                      3,794      2,583
   Buildings                                                52,987     47,184
   Machinery, tools, and equipment                         115,358    105,378
   Office furniture and fixtures                            32,837     27,923
   Transportation equipment                                  1,445      1,508
                                                          --------   --------
                                                           206,421    184,576
  Less accumulated depreciation                            143,014    136,050
                                                          --------   --------
      Net property, plant, and equipment                    63,407     48,526
                                                          --------   --------
                                                          $282,869   $271,136
                                                          ========   ========

See Accompanying Notes to Consolidated Financial Statements.
Page 16


At December 31                                            1995       1994
                                                          --------   --------
Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable to banks                                 $  2,553   $     70
   Current maturities of long-term debt                      4,451      2,474
   Accounts payable                                         53,047     81,092
   Dividends payable                                           756        487
   Accrued taxes and other expenses                         37,401     27,019
   Accrued payroll and pension expense                      14,573     10,886
   Billings in excess of costs and estimated earnings        7,188      9,082
   Taxes on income                                           6,163      4,970
                                                          --------   --------
      Total current liabilities                            126,132    136,080
                                                          ========   ========

Deferred tax liabilities                                     2,582      4,685

Other noncurrent liabilities                                 9,119     11,006

Long-term debt, less current maturities                     42,613     40,263

Shareholders' equity:
   Common stock, no par value,
    authorized 13,000,000 shares,
    issued 9,088,200 shares, at stated value                12,623     12,623
   Foreign currency translation adjustment                     154        194
   Retained earnings                                       119,395     99,579
                                                          --------   --------
                                                           132,172    112,396
   Less cost of common stock in treasury,
    1,523,262 shares in 1995 and
    1,783,327 shares in 1994                                29,749     33,294
                                                          --------   --------
      Total shareholders' equity                           102,423     79,102
                                                          --------   --------
Commitments and contingencies
                                                          $282,869   $271,136
                                                          ========   ========

Page 17

Consolidated Statements of Earnings and Retained Earnings
(Thousands of Dollars, Except Per Share Amounts)

Years ended December 31                        1995       1994       1993
                                               --------   --------   --------
Net sales                                      $826,538   $692,190   $575,847
Cost of sales                                   675,671    572,227    479,312
                                               --------   --------   --------
        Gross profit                            150,867    119,963     96,535
Selling, general, and administrative expenses   103,093     86,506     80,603
                                               --------   --------   --------
   Operating income                              47,774     33,457     15,932

Other income (expense):
   International joint venture income               563        998      1,314
   Interest and finance charges earned              437        403        660
   Sundry, net                                   (2,365)    (2,302)    (1,525)
   Gain on sale of Walker Division                    -          -     18,000
                                               --------   --------   --------
                                                 (1,365)      (901)    18,449
                                               --------   --------   --------
   Operating and other income                    46,409     32,556     34,381

Interest expense                                  4,100      3,895      4,622
                                               --------   --------   --------
   Pretax earnings                               42,309     28,661     29,759
Income taxes                                     18,877     13,306     11,661
                                               --------   --------   --------
   Net earnings                                  23,432     15,355     18,098

Retained earnings at beginning of year           99,579     86,332     69,711
                                               --------   --------   --------
                                                123,011    101,687     87,809
Dividends declared:
   Common stock, $.37 and $.13 per share         (2,750)      (972)         -
Net change in retained earnings due to
 treasury stock transactions                       (866)    (1,136)    (1,477)
                                               --------   --------   --------
Retained earnings at end of year               $119,395   $	99,579   $ 86,332
                                               ========   ========   ========
Earnings per common share                      $   3.07   $   2.09   $   2.56
                                               ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Page 18

Consolidated Statements of Cash Flows

(Thousands of Dollars)

Years ended December 31                        1995       1994       1993
                                               --------   --------   --------
Cash flows from operating activities:
   Net earnings                                $ 23,432   $ 15,355   $ 18,098
   Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
   Depreciation and amortization                  8,861      7,776      9,605
   Gain from sale of business                         -          -    (18,000)
   Equity in earnings of international
    joint ventures                                  (91)      (495)      (890)
   Change in assets and liabilities, net
    of sale or purchase of new businesses:
      Receivables                                 4,120    (34,477)    (9,166)
      Inventories                                 8,123    (21,480)    (4,242)
      Real estate developments in progress       (4,138)   (12,998)    (2,987)
      Deferred taxes                             (2,913)      (238)       618
      Other current assets                       (3,583)    (1,480)      (968)
      Current liabilities excluding
       short-term debt                          (14,677)    57,719     17,222
                                               --------   --------   --------
         Net cash provided by
          operating activities                   19,134      9,682      9,290
                                               --------   --------   --------

Cash flows from investing activities:
   Capital expenditures                         (22,663)   (13,663)    (6,460)
   Cash received (paid) on sale of business           -     (8,651)    34,600
   Acquisition of new business                     (994)         -          -
   Net change in other noncurrent assets          1,811        119     (6,704)
   Distributions from international
    joint ventures                                  800      1,000      1,440
                                               --------   --------   --------
         Net cash provided (used) by
          investing activities                  (21,046)   (21,195)    22,876
                                               --------   --------   --------

Cash flows from financing activities:
   Proceeds from issuance of long-term debt       5,516     35,490        906
   Repayment of long-term debt                   (4,248)   (25,572)   (37,681)
   Net change in short-term debt                  4,220    (10,380)     9,376
   Dividends paid                                (2,481)      (485)         -
   Sale and issuance of treasury stock            8,616      3,442      3,091
   Purchase of treasury stock                    (5,071)      (443)      (152)
   Net change in other noncurrent liabilities    (2,631)      (119)      (673)
                                               --------   --------   --------
         Net cash provided (used) by
          financing activities                    3,921      1,933    (25,133)
   Effect of exchange rate changes                  (40)        11        121
                                               --------   --------   --------
         Net change in cash and
          cash equivalents                        1,969     (9,569)     7,154
   Cash and cash equivalents at
    beginning of year                             5,284     14,853      7,699
                                               --------   --------   --------
         Cash and cash equivalents
          at end of year                       $  7,253   $  5,284   $ 14,853
                                               ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Page 19

Notes to Consolidated Financial Statements

Significant Accounting Policies

Principles of Consolidation.
The consolidated financial statements include all subsidiaries which are more than 50% owned. Corporations in which the Company has stock ownership of at least 20% but not over 50% are accounted for using the equity method. All significant intercompany profits, account balances, and transactions are eliminated in consolidation.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and Cash Equivalents.
Cash and cash equivalents are defined as all demand deposits and overnight investments.

Inventories.
Inventories are valued at the lower of cost or market. The last-in, first-out
(LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out method had been used for all locations, inventories would have been $11.5 million, $9.4 million, and $7.3 million higher than those reported at December 31, 1995, 1994, and 1993, respectively.

The use of the LIFO method decreased net earnings by $1.1 million ($.15 per share) in 1995 and $1.1 million ($.15 per share) in 1994 and increased net earnings $.3 million ($.03 per share) in 1993. Included in these amounts are the effects of decreased inventory levels at certain divisions in 1993, causing results of operations to be charged with prior years' inventory costs. These costs were lower than current year costs. The effect of the decreased inventory levels had no effect on net earnings in 1993.


Inventories by Component
(Thousands of dollars)                                    1995       1994
                                                          --------   --------
Raw materials                                             $ 31,735   $ 34,732
Work in process                                              5,696      5,462
Finished goods                                              25,190     28,105
                                                          --------   --------
                                                            62,621     68,299
LIFO reserve                                               (11,453)    (9,393)
                                                          --------   --------
                                                          $ 51,168   $ 58,906
                                                          ========   ========

Property, Plant, and Equipment.
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and the accumulated depreciation amounts are removed from the accounts.

Research and Development Costs.
Costs incurred in the creation and start-up of new products or changes of existing products are charged to expense as incurred. The Company expended $2.5 million of research and development costs in 1995, $2.2 million in 1994, and $2.3 million in 1993.

Stock Option Plans.
No charges are made to earnings in accounting for stock options granted because all options are granted at fair market value. If the amounts received when options are exercised are different than the carrying value of treasury stock issued, the difference is recorded in retained earnings.

Deferred Charges.
Incremental costs related to the development of major computer programs expected to reduce costs in future periods have been capitalized, are included in "Investments and other assets" in the consolidated balance sheets ($4.6 million and $3.6 million at December 31, 1995 and 1994, respectively), and are being amortized on a straight-line basis over periods not ex-
Page 20
ceeding seven years ($.9 million in 1995). In 1989 certain debt origination and issuance costs were capitalized. In 1993 the remaining balance of $2.3 million was charged to expense due to a substantial repayment of the debt.

Earnings Per Share.
Earnings per common share are based upon the average common and common equivalent shares outstanding during each year. Employee stock options are the Company's only common stock equivalents; there are no other potentially dilutive securities. Earnings per common share were based on 7,629,816, 7,354,173, and 7,073,990 common equivalent shares for the years 1995, 1994, and 1993, respectively. All per share and common equivalent share amounts have been restated to reflect the effect of the June, 1995 3-for-2 stock split.

Foreign Currency Translation.
The value of the U.S. dollar fluctuates on foreign currency exchanges which creates exchange gains or losses on the Company's international investments.

These investments and the related equity earnings (loss) are translated into U.S. dollars at year-end and average exchange rates, respectively. The gains or losses that result from translation are shown in the shareholders' equity section of the consolidated balance sheets. Foreign currency exchange transaction gains or losses for 1995, 1994, and 1993 were insignificant.

Financial Instruments.
The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 1995 and 1994 the fair value of the Company's long-term debt was not materially different than its carrying value. Other financial instruments, consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of these instruments. The Company has entered into derivative transactions for purposes other than trading as a means of managing risk of loss of underlying assets. Aluminum metal hedge contracts of less than one year's duration are utilized to hedge architectural aluminum product backlog against losses caused by changes in aluminum costs. Certain foreign currency forward contracts of less than one year's duration are used to hedge the Company's limited foreign currency exposure. The fair values of open aluminum metal hedge contracts and foreign currency hedges at December 31, 1995 and 1994 were immaterial.

The Company has no significant off-balance sheet risks or concentrations of credit.

Construction Contracts.
The Company recognizes earnings on construction contracts using the percentage of completion method based upon its estimate of the completion of each project. Costs and estimated earnings in excess of billings at December 31, 1995 and 1994 were $2 million and $1.5 million, respectively, and are reflected in the consolidated balance sheets under the caption "Inventories." Total receivables due under construction contracts, which are included as trade receivables, were $23.9 million and $22.2 million at December 31, 1995 and 1994, respectively. Included in the contract receivables were $2.1 million and $2.3 million at December 31, 1995 and 1994, respectively, for amounts billed but not collected pursuant to retainage provisions. These amounts are due upon completion of the contracts.

Acquisition of New Businesses.
In June, 1995 the Company purchased certain assets of Skywall, Inc. for $1 million in cash and $1.2 million in notes, payable in five annual installments through 2000. The results of the Skywall operation have been included in the consolidated results of the Company since acquisition with an insignificant impact on net sales and net earnings.

All acquisitions to date have been accounted for as purchases. The excess of cost over net assets of businesses acquired, which is classified as "Investments and other assets" in the consolidated balance sheets, is being amortized over twenty years or less, and at December 31, 1995 was not material.
Page 21

Sale and Dissolution of Businesses.
In December, 1993 the Company sold the business and substantially all of the assets and liabilities used in the business of the Walker Division for the selling price of $34.6 million in cash and the assumption of certain liabilities. The net proceeds after taxes were used to reduce long-term debt by $25 million. The Company recorded a net gain after taxes of $10.7 million from the sale. Net sales and pretax earnings for the Walker Division for 1993 were $39.9 million and $4.9 million, respectively.

Real Estate Subsidiaries.
Butler Real Estate, Inc. (BRE) is a wholly-owned subsidiary providing real estate development services in cooperation with Butler dealers. In 1995, 1994, and 1993 BRE generated net earnings of $1.6 million, $.3 million, and $.4 million, respectively, from project related activities.

In a separate activity, BMC Real Estate, Inc. (BMCRE) participates in land development joint ventures which are accounted for using the equity method. At December 31, 1995 the Company guaranteed $.4 million of joint venture borrowings. BMCRE also owns land for development which is included in "Assets held for sale" in the consolidated balance sheets with a net carrying value of $9.9 million and $10.3 million at December 31, 1995 and 1994, respectively. Management believes the recovery of its investment in this property may take several years and that the ultimate realizable value approximates the carrying value.

International Joint Venture Operations.
The Company has interests in two international joint ventures. The ventures, Saudi Building Systems, Ltd. (30%-owned), and Butler Japan, Inc.
(45%-owned), are involved in the design, manufacture, and/or marketing of pre-engineered metal buildings for nonresidential use in their respective markets.

The financial results of the joint ventures are reported using the equity method of accounting. Total net sales of the joint ventures in 1995, 1994, and 1993 were $32 million, $32.6 million, and $32.2 million, respectively. The joint ventures' operating earnings in 1995, 1994, and 1993 were $.5 million, $2.9 million, and $5.4 million, respectively. In 1995 and 1994 total assets were $20.6 million and $21.1 million, respectively. Total liabilities for 1995 and 1994 were $8.6 million and $6.9 million, respectively.

The Company received distributions from the international joint ventures in 1995, 1994, and 1993 of $.8 million, $1 million, and $1.4 million, respectively.


Business Segments

The Company groups its operations into three business segments, Building Systems, Construction Services, and Other Building Products.

The Building Systems Segment includes the U.S. and foreign building systems businesses, the Company's international joint venture operations, and real estate subsidiaries. These business units supply steel and wood frame pre-engineered building systems and financial services for a wide variety of commercial, community, industrial, and agricultural applications.

The Construction Services Segment provides comprehensive design and construction planning, execution, and management services for major purchasers of construction. Projects are usually executed in conjunction with the dealer representatives of other Butler divisions.

The Other Building Products Segment includes the operations of the Vistawall and Grain Systems divisions. These businesses design, manufacture, and market architecturally oriented component systems for nonresidential construction, including aluminum curtain wall, storefront systems and doors, skylights, and roof accessories, in addition to the design, manufacture, and sale of commercial and on-farm grain storage to independent Agri-Contractor and Agri-Builder dealer organizations. The results of the former Walker Division are included in the Other Building Products Segment table amounts until its sale in December, 1993.
Page 22

Net sales
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Building Systems                               $586,377   $481,833   $367,028
Construction Services                           120,501    122,493     93,350
Other Building Products                         146,656    123,050    140,807
Intersegment eliminations                       (26,996)   (35,186)   (25,338)
                                               --------   --------   --------
                                               $826,538   $692,190   $575,847
                                               ========   ========   ========

Net sales represent revenues from sales to affiliated and unaffiliated customers before elimination of intersegment sales which are separately disclosed. Intersegment eliminations are primarily sales from the Building Systems and Other Building Products segments to Construction Services.

The Building Systems Segment and Construction Services Segment had sales to one customer which accounted for approximately 5% of the Company's net sales in 1995, 10% in 1994, and 9% in 1993.

Export sales by domestic operations
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
North & South America                          $ 57,799   $ 65,328   $ 34,467
Far East                                         31,579     28,564     14,441
Other                                            13,875     11,799     21,553
                                               --------   --------   --------
                                               $103,253   $105,691   $ 70,461
                                               ========   ========   ========

Pretax earnings (loss)
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Building Systems                               $ 40,354   $ 28,187   $  9,120
Construction Services                             1,318      3,178      3,248
Other Building Products                          14,146      9,348      9,893
Corporate                                        (9,409)    (8,157)    (5,880)
Interest expense                                 (4,100)    (3,895)    (4,622)
                                               --------   --------   --------
                                               $ 42,309   $ 28,661   $ 11,759
                                               ========   ========   ========

Pretax earnings in 1993 excludes the $18 million gain on the sale of the Walker Division.

Prior year results have been restated to reflect certain segment reclasses.

Assets
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Building Systems                               $174,446   $167,351   $111,570
Construction Services                            25,998     21,504     12,279
Other Building Products                          43,919     41,023     35,769
Corporate                                        38,506     41,258     45,869
                                               --------   --------   --------
                                               $282,869   $271,136   $205,487
                                               ========   ========   ========

Assets represent both tangible and intangible assets used by the segments. Corporate assets represent cash and cash equivalents, assets held for sale, corporate equipment, and miscellaneous other assets which are not related to a specific business segment.

Prior year amounts have been restated to reflect certain segment reclasses. Page 23

Capital expenditures
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Building Systems                               $ 19,253   $ 11,901   $  4,931
Construction Services                               676        485        290
Other Building Products                           2,479      1,182      1,160
Corporate                                           255         95         79
                                               --------   --------   --------
                                               $ 22,663   $ 13,663   $  6,460
                                               ========   ========   ========

Capital expenditures exclude property, plant, and equipment acquired through acquisition of new businesses.

Depreciation
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Building Systems                               $  5,958   $  4,811   $  4,610
Construction Services                               343        278        224
Other Building Products                           1,402      1,520      2,761
Corporate                                            99         72         80
                                               --------   --------   --------
                                               $  7,802   $  6,681   $  7,675
                                               ========   ========   ========

Debt, Leases, and	Commitments

Long-Term Debt Net of Current Maturities
(Thousands of dollars)                                    1995       1994
                                                          --------   --------
Private Placement Notes (A)                               $ 35,000   $ 35,000
Industrial Revenue Bonds (B)                                 5,516      4,000
Other debt                                                   2,097      1,263
                                                          --------   --------
                                                          $ 42,613   $ 40,263
                                                          ========   ========

(A) In June, 1994 the Company entered into a Private Placement Note Agreement ("Private Placement Notes") with a group of insurance companies. The proceeds from the financing of $35 million were used to retire short and long-term debt and for other corporate purposes. The Private Placement Notes carry a fixed interest rate of 8.02%. Annual principal payments of $5 million are required beginning in December, 1997 and continuing through 2003.

(B) In April, 1995 the Development Authority of San Marcos, Texas issued $6.3 million of Industrial Revenue Bonds. Proceeds from the issue are being used to finance the expansion of the existing San Marcos plant, and at year end, $5.5 million of the bond proceeds had been drawn upon. The bonds mature in 2015, and bear interest at a variable rate which averaged 4.16% in 1995. The bonds are secured by a bank letter of credit.

In November, 1995 Industrial Revenue Bonds of $4 million bearing a 13% interest rate became current. In September, 1994 the Company retired a separate Industrial Revenue Bond issue.

The bond issues are guaranteed by the Company. The weighted average interest rate on the combined bond issues was 9% for 1995 and 12.4% for 1994.

Total principal payments due on all debt in each of the five years subsequent to December 31, 1995 are $4.5 million in 1996, $5.4 million in 1997, $5.4 million in 1998, $5.4 million in 1999, $5.3 million in 2000, and $21.1 million thereafter. Cash payments for interest on long-term debt were $3.7 million, $3.4 million, and $4.1 million in 1995, 1994, and 1993, respectively.

Short-Term Borrowings.
During 1995 and 1994 the Company borrowed to meet working capital needs and other requirements. At December 31, 1995 the Company and its subsidiaries, including Butler Building Systems Limited, had short-term credit facilities at several banks totaling
Page 24

$52.3 million. Borrowings outstanding at December 31, 1995 were $2.6 million. The Company has committed $9 million of its credit facilities under a letter of credit for insurance obligations. At December 31, 1995 the Company had approximately $41 million of available borrowing capacity.

The Company's credit agreements contain certain limitations on additional borrowings, the payment of cash dividends, and the purchase of Company stock, as well as covenants related to the maintenance of certain financial ratios. As of December 31, 1995 the Company was in compliance with all covenants, and at that date approximately $23 million of retained earnings was available for cash dividends and share repurchases.

Leases.
Rental expense under operating leases was $7.7 million, $6.1 million, and $5.6 million in 1995, 1994, and 1993, respectively. Minimum rental commitments under noncancelable operating leases are $3.8 million in 1996, $3.5 million in 1997, $3.1 million in 1998, $2.2 million in 1999, and $1.7 million in 2000.

Commitments.
As a service to its independent dealers, the Company assists in obtaining performance bonds on certain construction contracts in the ordinary course of business. An irrevocable letter of credit is generally required for a portion of the contract amount to reduce the possible liability of the Company. At December 31, 1995 such performance bonds exceeded the related letters of credit by $3 million. The contracts are in various stages of completion and management believes that there will be no liability to the Company.


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

The components of the provision for income taxes are shown in Table A. The provisions for income taxes were $18.9 million, $13.3 million, and $11.7 million for 1995, 1994, and 1993, respectively. Cash payments for income taxes were $17.8 million, $17.6 million, and $4.1 million in 1995, 1994, and 1993, respectively. The foreign components of pretax earnings were losses of $(2.8) million, $(2.7) million, and $(.6) million in 1995, 1994, and 1993, respectively. A reconciliation of the statutory federal income tax and the income tax expense is shown in Table B. Detail of deferred tax assets and liabilities as of December 31, 1995, 1994, and 1993 is shown in Table C.

Table A: Components of Income Taxes
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Current:
   Federal                                     $ 18,539   $ 11,295   $ 11,821
   State and local                                3,251      2,251      2,146
                                               --------   --------   --------
                                                 21,790     13,546     13,967
                                               --------   --------   --------
Deferred:
   Federal                                       (2,683)      (220)    (2,124)
   State and local                                 (230)       (20)      (182)
                                               --------   --------   --------
                                                 (2,913)      (240)    (2,306)
                                               --------   --------   --------
      Total income tax expense                 $ 18,877   $ 13,306   $ 11,661
                                               ========   ========   ========

Table B: Reconciliation of Income Tax Expense
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Expected income tax expense                    $ 14,808   $ 10,031   $ 10,416
State and local income tax,
 net of federal benefits                          2,113      1,463      1,395
Nondeductible operating losses
 of foreign subsidiaries                            964        951        204
Other                                               992        861       (354)
                                               --------   --------   --------
   Actual income tax expense                   $ 18,877   $ 13,306   $ 11,661
                                               ========   ========   ========

Table C: Deferred Tax Assets and Liabilities
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Current deferred tax assets:
   Operating expenses                          $  5,901   $  4,626   $  4,037
   Inventory                                        808        619        575
   Restructuring reserves                         1,354      1,786      2,326
   Other                                            285        507        278
                                               --------   --------   --------
      Net current deferred tax assets          $  8,348   $  7,538   $  7,216
                                               ========   ========   ========

Noncurrent deferred tax assets (liabilities):
   Depreciation                                $ (5,735)  $ (6,595)  $ (6,415)
   Operating expenses                             3,890      3,368      3,399
   Minority investments                            (242)      (968)    (1,151)
   Foreign net operating loss carryforward        3,515      2,552      1,600
   Other                                           (495)      (490)      (434)
                                               --------   --------   --------
   Net noncurrent deferred
    tax assets (liabilities)                        933     (2,133)    (3,001)
   Valuation allowance                           (3,515)    (2,552)    (1,600)
                                               --------   --------   --------
      Net noncurrent deferred tax liabilities  $ (2,582)  $ (4,685)  $ (4,601)
                                               ========   ========   ========

The valuation allowance offsets the deferred tax asset relating to the foreign net operating loss carryforwards. Depending on future profitability, the carryforwards may be realized in later years. The valuation allowance increased $1 million, $1 million, and $.2 million in 1995, 1994, and 1993, respectively, relating to foreign operating losses. The Company has sufficient taxable income in the three year carryback period to support the recognition of its other deferred tax assets.

The Company and its domestic subsidiaries file a consolidated federal income tax return. The Company's consolidated federal income tax returns have been examined by the Internal Revenue Service and settled through 1990.


Employee Benefit Plans

Retirement Plans.
The Company provides retirement benefits for substantially all employees, either through a defined benefit plan, the defined contribution Employee Stock Ownership Plan (ESOP), or a combination of both types of plans. The Company bases pension contributions on funding standards established by the Employee Retirement Income Security Act of 1974.

The majority of the Company's salaried and nonunion hourly employees are covered by both a defined benefit plan and the ESOP. These plans are linked as to retirement benefits, and benefits are based on the employees' highest five consecutive years' compensation. The Company's bargaining unit employees are covered by defined benefit retirement plans. Benefits are based upon the number of years of service.
Page 26

The funded status and accrued pension cost at December 31, 1995 and 1994 for the defined benefit plans are presented in Table D. While the market value of the ESOP assets is not included in the amounts in Table D, the effect of the ESOP offset has been recognized in the accumulated and projected benefit obligations. At December 31, 1994 an intangible asset of $2.6 million was recorded as "Investments and other assets" in the consolidated balance sheets, as an offset to the adjustment required to recognize the minimum liability. No such adjustment was required at December 31, 1995. Assets held by the defined benefit plans are generally debt instruments of the U.S. Government and debt and equity securities issued by domestic corporations. The net pension cost of these plans in 1995, 1994, and 1993 is presented in Table E.

Table D: Funded Status and Accrued Pension Cost
                                               1995	            1994
                                           --------     ---------------------
                                             Assets       Assets  Accumulated
                                             Exceed       Exceed     Benefits
                                        Accumulated  Accumulated       Exceed
(Thousands of dollars)                     Benefits     Benefits       Assets
                                           --------     --------     --------
Actuarial present value of
 benefit obligations:
Vested benefit obligation                  $ 37,913     $ 18,986     $ 12,757
                                           ========     ========     ========
Accumulated benefit obligation             $ 38,375     $ 19,060     $ 12,885
                                           ========     ========     ========
Projected benefit obligation               $ 48,806     $ 19,064     $ 21,601
Plan assets at fair value                    42,427       20,507       12,607
                                           --------     --------     --------
Projected benefit obligation
 (greater than) less than plan assets        (6,379)       1,443       (8,994)
Unrecognized net (gain) loss                  9,234          807        8,889
Unrecognized net transition
 (asset) liability                            1,064       (1,168)       2,429
Adjustment required to recognize
 minimum liability                                -            -       (2,602)
                                           --------     --------     --------
Prepaid (accrued) pension cost             $  3,919     $  1,082     $   (278)
                                           ========     ========     ========

Table E: Components of Net Pension Cost
(Thousands of dollars)                     1995         1994         1993
                                           --------     --------     --------
Service cost - benefits earned
 during the period                         $  1,622     $  1,983     $  1,299
Interest cost on the projected
 benefit obligation                           3,715        3,141        3,140
Actual return on assets - (gain) loss        (9,497)       2,231       (3,488)
Net amortization and deferral                 8,143       (4,090)       1,377
                                           --------     --------     --------
Net pension cost                           $  3,983     $  3,265     $  2,328
                                           ========     ========     ========

Assumptions used in determining net pension
 cost and all benefit obligations were:
   Expected long-term rate of return
    on assets                                  8.5%         8.5%         8.5%
   Discount rate                               7.5%         8.5%         7.5%
   Long-term rate of increase
    in compensation levels                     5.5%         5.5%         5.5%


The ESOP assets include the Company's common stock, and fixed income securities which are primarily debt instruments of the U.S. Government. At December 31, 1995 and 1994, the ESOP had net assets of $67 million and $45.7 million, respectively, and held 1,056,325 shares and 1,104,322 shares, respectively, of Company stock. The Company expensed $.4 million for ESOP contributions in each of the years 1995, 1994, and 1993.
Page 27

Other Benefit Plans.
The Company sponsors the Butler Employees Savings Trust, a savings plan under section 401(k) of the Internal Revenue Code. All salaried and nonunion hourly employees are eligible to participate in this Plan. Under its terms the Company will match 25% of the first 6% of employees' contributions to the Plan, given that certain Company profitability levels are attained. In 1995, 1994, and 1993 the Company reached the defined profitability goals and accordingly expensed $.8 million, $.7 million, and $.6 million, respectively, as a matching contribution to the Plan.

The Company has a supplemental employee retirement plan. The Company has purchased life insurance arrangements which name the Company as beneficiary to meet the liabilities of the plan. The Company expensed $.5 million in 1995 and $.2 million in 1994 related to this plan.

Postretirement Benefits.
The Company currently provides certain health care and life insurance benefits for retired employees and their dependents. Substantially all of the Company's employees become eligible for these benefits if they reach retirement age while still working for the Company and have at least ten years of service. The Company's contribution towards these benefits has been set to fixed amounts per participant based on 1993 costs. Election of health care and life insurance benefit coverage for retirees and dependents is optional, and requires contributions by the retiree towards the cost of these coverages. The Company has reserved the right to change or terminate all employee benefits, including postretirement benefits.

In 1993 the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard requires companies to accrue for estimated future postretirement benefit costs during the year that employees perform services and earn the benefits. The Company had previously recognized retiree health and benefits expense when paid. As such, the transition obligation in adopting the standard equaled the accumulated postretirement benefit obligation. As of January 1, 1993 the accumulated postretirement benefit obligation was $11.5 million, which the Company elected to amortize over a 20 year period beginning in 1993. The Company sold its Walker Division in 1993 which had the effect of reducing the transition obligation by $1.3 million in that year. The transition obligation was $8.6 million, $9.1 million, and $9.6 million at December 31, 1995, 1994, and 1993, respectively.

Table F: Accumulated Postretirement Benefit Obligation
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Retirees                                       $  7,582   $  6,448   $  7,037
Active participants fully eligible to retire      2,237      2,425      2,925
Other active participants                         3,457      1,944      2,063
                                               --------   --------   --------
                                                 13,276     10,817     12,025
Unrecognized net loss for changes
 in assumptions                                  (2,906)      (477)    (1,961)
Remaining accumulated postretirement
 benefit obligation                              (8,567)    (9,071)    (9,576)
                                               --------   --------   --------
Accrued postretirement benefit liability       $  1,803   $  1,269   $    488
                                               ========   ========   ========

Net postretirement benefit costs were $1.6 million in each of the years 1995, 1994, and 1993.
Page 28

Table G: Net Postretirement Benefit Costs
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Service cost, benefits attributed to
 employee service during the year              $    182   $    229   $    160
Interest cost on accumulated postretirement
 benefit obligation                                 879        863        911
Amortization of accumulated postretirement
 benefit obligation                                 504        504        574
Deferred (gain) loss                                  -         48        (83)
                                               --------   --------   --------
Net postretirement benefit costs               $  1,565   $  1,644   $  1,562
                                               ========   ========   ========

The Company revised its discount rate assumption in 1995 to 7.5% from 8.5% in 1994 and 7.5% in 1993. The health care cost trend rate used in the actuarial computation was a blend of rates between 5% and 8% through 1999. The Company's costs are limited to a fixed dollar amount per capita in future years not to exceed 175% of 1993 costs. The effect of a 1% increase in the health care cost trend rate on the accumulated postretirement benefit obligation would be $.3 million, with an immaterial effect on net postretirement benefit costs.


Stock Incentive Plans

Stock options are presently outstanding under the Stock Incentive Plans of 1979 and 1987. The 1987 Plan covering 1,468,815 shares was approved on April 21, 1987 and it terminated the 1979 Plan except for outstanding qualified and nonstatutory stock options and stock appreciation rights.

Options are granted at a price equal to the fair market value of Butler stock at the date of grant for terms of up to ten years. At December 31, 1995, 1994, and 1993, 290,780, 725,891, and 866,633 shares, respectively, under option were exercisable and 94,877, 17,073, and 32,823 shares, respectively, were available for grant. Table H presents a summary of stock option activity for the three years ended December 31, 1995.

Table H: Summary of Stock Option Activity
                                                         Number        Option
Options                                               of Shares   Price Range
-------                                               ---------   -----------
Unexercised at December 31, 1992                      1,213,394   $7.83-14.73
   Granted                                               28,500         10.33
   Exercised                                           (244,425)   7.83-14.73
   Terminated                                            (5,997)   9.17-11.17
                                                      ---------   -----------
Unexercised at December 31, 1993                        991,472   $7.83-12.43
   Granted                                               15,750         17.50
   Exercised                                           (245,252)   7.83-12.43
   Terminated                                              (996)         8.70
                                                      ---------   -----------
Unexercised at December 31, 1994                        760,974   $7.83-17.50
   Granted                                               16,500         23.00
   Exercised                                           (454,366)   7.83-17.50
   Terminated                                            (2,995)  10.33-17.50
                                                      ---------   -----------
Unexercised at December 31, 1995                        320,113   $7.83-23.00
                                                      =========   ===========

Page 29

Treasury Stock Activity
(Thousands of dollars)                         1995       1994       1993
                                               --------   --------   --------
Common stock held in treasury:
Balance January 1                              $ 33,294   $ 37,429   $ 41,845
Purchases                                         5,071        443        152
Sales or issues                                  (8,616)    (4,578)    (4,568)
                                               --------   --------   --------
Balance December 31                            $ 29,749   $ 33,294   $ 37,429
                                               ========   ========   ========

Purchases of treasury stock were made in 1995, 1994, and 1993 of 194,301, 23,853, and 8,675 common shares, respectively. Sales or issues of treasury stock were 454,366, 245,252, and 244,425 common shares in 1995, 1994, and
1993, respectively. The Company recognized a tax benefit of $2.7 million, $.8 million, and $.7 million in 1995, 1994, and 1993, respectively, which was credited directly to retained earnings in the treasury stock transactions.

Quarterly Financial Information (Unaudited)
(Thousands of dollars except per share amounts)
1995 Quarter Ended       March 31   June 30    Sept. 30   Dec. 31    Total
                         --------   --------   --------   --------   --------
Net sales                $194,852   $206,771   $206,634   $218,281   $826,538
Gross profit               32,144     38,023     41,632     39,068    150,867
Net earnings                3,612      6,183      7,669      5,968     23,432
Net earnings
 per common share             .48        .81       1.00        .78       3.07
Dividends per share           .07        .10        .10        .10        .37

1994 Quarter Ended       March 31    June 30   Sept. 30   Dec. 31    Total
                         --------   --------   --------   --------   --------
Net sales                $117,067   $175,422   $189,645   $210,056   $692,190
Gross profit               17,864     31,486     34,987     35,626    119,963
Net earnings (loss)        (1,401)     5,081      6,635      5,040     15,355
Net earnings (loss)
 per common share            (.19)       .70        .89        .67       2.09
Dividends per share             -          -        .07        .07        .13

Annual earnings per share amounts may not equal the sum of the quarterly earnings per share amounts because of the timing of net earnings and the issuance of common shares during the years.

Price Range of Common Stock (Unaudited)

The Company's common stock is traded in the Over-the-Counter Market. The table below summarizes the high and low closing prices as reported on the NASDAQ
National Market System.

                                          1995                   1994
Quarter                              High      Low          High      Low
                                     -------   -------      -------   -------
First                                $24 7/8   $20 1/8      $19 1/2   $16
Second                                28 7/8    23           17 1/8    14 3/8
Third                                 29        24 1/8       21 5/8    16 1/8
Fourth                                39 1/4    26 1/2       23 1/2    20 1/8

Page 30

Independent Auditors' Report

To the Board of Directors
Butler Manufacturing Company

We have audited the consolidated balance sheets of Butler Manufacturing Company and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Butler Manufacturing Company and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, in 1993 the Company adopted the provisions of Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109, "Accounting for Income Taxes."

/s/ KPMG Peat Marwick LLP

Kansas City, Missouri
February 2, 1996

Historical Review 1995-1991
                         1995       1994       1993       1992       1991
                         --------   --------   --------   --------   --------
Income Statement Data
Net sales                $826,538   $692,190   $575,847   $500,177   $460,828
Net earnings (loss)        23,432     15,355     18,098      1,079    (11,954)
   As a percent of sales     2.8%       2.2%       3.1%       0.2%      (2.6%)
   As a percent of
    average shareholders'
    equity                  25.8%      21.8%      35.4%       2.8%     (27.6%)

Per share of common stock:
   Net earnings (loss)       3.07       2.09       2.56       0.17      (1.75)
   Cash dividends declared,
    per common share          .37        .13          -          -          -
   Cash dividends paid,
    per common share          .33        .07          -          -          -


Financial Position	At year-end
Assets
   Current assets         187,303    188,652    128,266    115,425    110,785
   Property, plant, and
    equipment, net         63,407     48,526     41,528     47,863     54,407
   Total assets           282,869    271,136    205,487    195,810    198,389

Working capital
   Net working capital     61,171     52,572     30,072     44,286     27,053
   Ratio of current
    assets to current
    liabilities               1.5        1.4        1.3        1.6        1.3

Financial structure
   Long-term debt,
    less current
    maturities             42,613     40,263     30,345     67,315     67,856
   Total debt              47,064     42,737     41,713     68,797     69,612
   Shareholders' equity   102,423     79,102     61,709     40,551     37,624
      Per common share,
       year-end             13.54      10.83       8.71       5.92       5.51
   Total debt as a
    percent of total
    capital                 31.5%      35.1%      40.3%      62.9%      64.9%


General Statistics
Depreciation                7,802      6,681      7,675      8,354      9,909
Capital expenditures       22,663     13,663      6,460      5,026      5,737
Common shares
 outstanding, average       7,630      7,354      7,074      6,854      6,854
Common shares outstanding,
 year-end                   7,565      7,305      7,083      6,848      6,834
Common shareholders,
 year-end                   2,411      2,473      2,562      2,725      2,754
Number of employees,
 year-end                   3,966      3,564      3,064      3,169      3,040


1. Thousands of dollars, except per share amounts for common stock.
2. The 1993 net earnings include an after-tax gain on the sale of the Walker Division of $10.7 million or $1.51 per share.
3. The 1991 net earnings include an after-tax restructuring charge of $4 million.
4. All per share and common equivalent share amounts have been restated to reflect the effect of the June, 1995 3-for-2 stock split.

Page 32