Form 10-K405, Exhibit 13
period 1996-12-31
BUTLER MANUFACTURING CO
filed 1997-03-31
CIK 15840

Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Company sales for 1996 were $870 million compared with $827 million in 1995, an increase of 5.2%. Revenues of the Building Systems Segment decreased slightly as compared with the prior year while the Construction Services and Other Building Products segments both attained higher revenues.

Sales in the Building Systems Segment were $583 million in 1996 compared with $586 million in 1995. Sales increases were recorded by Butler Building Systems Limited, the company's United Kingdom subsidiary which had particular success with sales to large strategic alliance customers, and by Butler Real Estate, Inc., the company's build-to-suit-to-lease real estate development operation. Revenues of the domestic metal buildings business were about even with the previous year while revenues of wood frame building systems declined, due primarily to severe winter weather which slowed construction.

The Construction Services Segment reported sales of $167 million in 1996 compared to $121 million in 1995, an increase of 38%, due primarily to increased construction activity with strategic alliance accounts.

Sales in the Other Building Products Segment were $164 million in 1996 and $147 million in 1995, an increase of 11.6%. Greater demand for engineered curtain wall products and the addition of the new Skywall product line contributed to the increase in sales. Grain Systems' sales increased 36% over 1995 as demand was strong in commercial, on-farm, and export markets.

The company's consolidated sales in 1995 were $827 million compared to $692 million in 1994, an increase of 19.5%. The Building Systems Segment was the primary contributor to the increase in 1995 revenue due to generally higher levels of market demand in the domestic metal building business and the real estate subsidiary. The Other Building Products Segment reported sales in 1995 of $147 million as compared to $123 million in 1994, primarily due to increased demand for products of the Vistawall Division.

Gross profit in 1996 was $156 million or 17.9% of sales compared to $151 million or 18.3% of sales in 1995. Slightly increased margins as a percentage of sales in the Building Systems Segment and in the Grain Systems business were offset by lower margins in Construction Services, the latter due to cost overruns incurred on specific projects. The dollar increase in gross profits was due primarily to greater sales volume in the Construction Services Segment and Grain Systems Division.

The company generally values its inventories at the lower of cost or market. During 1996, increasing inventory levels were offset by lower prices causing no significant change in the current year LIFO provision.

Gross profit was $120 million or 17.3% of sales in 1994. Gross profit improved in 1995 due to greater sales volume and improved pricing in the Building Systems and Other Building Products segments and an improved nonresidential construction market. During 1995 rising prices partially offset by decreasing inventory levels resulted in a $2.1 million increase in the required LIFO provision.

Selling, general, and administrative expenses were $107 million in 1996 compared to $103 million in 1995 or 12.2% and 12.5% of 1996 and 1995 sales, respectively. The dollar increase in selling, general, and administrative expenses was in the Construction Services Segment, to support strategic alliance and international business development, and in the Other Building Products Segment to support the increased sales volume and new product marketing.

In 1994 selling, general, and administrative expenses were $87 million or 12.6% of sales. Selling, general, and administrative expenses as a percent of sales in 1994 was comparable to 1995. Decreases in the percentage in the Building Systems and Other Building Products segments were offset by increases in Construction Services, the latter due to investments in sales, service, and project management personnel.

In 1996 the company recorded net other income of $.9 million compared with expense of $1.4 million in 1995. The favorable variance between years was due to rental income earned on several real estate development projects and the sale of real estate related to the company's former Walker Division sold in 1993, both partially offset by the write-off of the company's investment in Butler Japan Inc., a Japanese joint venture which will be dissolved in 1997.

In 1995 the company recorded net other expense of $1.4 million compared to net other expense of $.9 million in 1994. Earnings realized from the Saudi Building Systems joint venture were $.4 million less in 1995 compared to 1994.

Interest expense in 1996 increased to $4.3 million from $4.1 million in 1995 due to greater domestic short-term borrowings to support working capital needs. Interest expense increased $.2 million from 1994 to 1995 due to a full year's interest expense on the $35 million private placement notes issue in 1994, and interest on the San Marcos Industrial Revenue Bonds issued during 1995.

The company's effective tax rates were 44% in 1996, 44.6% in 1995, and 46.4% in 1994. The tax rates were higher than statutory rates in all three years primarily due to nondeductible operating losses incurred by the European metal building subsidiary and other international start-up operations.

Liquidity and Capital Resources
The company's cash balance decreased $5.2 million in 1996 compared to an increase of $2 million in 1995 and a decrease of $9.6 million in 1994. Principal sources of cash in 1996 were earnings and depreciation which generated $35.5 million. Principal uses of funds in 1996 were capital expenditures of $22.7 million, increased working capital net of short-term debt of $11.8 million, and dividend payments of $3.2 million.

In 1995 the company acquired the translucent panel systems assets of Skywall, Inc. for $1 million cash and the assumption of $1.2 million debt. In 1994 the company paid $8.5 million in taxes related to the sale of the Walker Division in 1993.

Cash flow from operations was $24.4 million in 1996 compared with $19.1 million in 1995 and $9.7 million in 1994. In 1996, 1995, and 1994 working capital increased to accommodate the higher sales levels. The company's total debt to total capital ratio was 26.1% in 1996, compared with 31.5% in 1995 and 35.1% in 1994.

The company maintains $50 million in committed credit lines from four banking institutions to meet the needs of both the company and the company's subsidiaries. As of December 31, 1996 $9 million of the credit line was utilized to provide a bank letter of credit arrangement to secure insurance obligations.

Butler Building Systems Limited maintains a separate bank line of credit of approximately $2.5 million at current exchange rates. In 1995 and 1994 the company invested cash of $4.3 million and $2.1 million, respectively, in its European operations to reduce debt and increase equity.

In April, 1995 the company obtained $6.3 million of Industrial Revenue Bond financing to fund the expansion of its San Marcos, Texas facility. As of December 31, 1996 all of the $6.3 million in proceeds had been drawn upon. The bonds are secured by a bank letter of credit.

Capital expenditures were $22.7 million in both 1996 and 1995 and $13.7 million in 1994. The majority of expenditures in 1996, 1995, and 1994 were used to increase capacity in both the domestic and international metal building systems businesses. Investments in the company's Chinese subsidiary, Butler (Shanghai) Inc., were $6.9 million and $4.1 million in 1996 and 1995, respectively. An additional $3.7 million in 1996 was invested in Butler do Brasil Limitada, the company's South American subsidiary.

In 1995 the company's Board of Directors approved a 500,000 share stock repurchase authorization for its common stock, replacing the previous authorization granted in 1989. The company repurchased 87,822 of its common shares in 1996, 194,301 shares in 1995, and 23,853 shares in 1994. Shares repurchased in all three years were used for stock options or were deposited in the company's treasury. The company issued 84,349, 454,366, and 245,252 treasury shares in connection with stock option exercises in 1996, 1995, and 1994, respectively.

In June, 1995 the Board of Directors approved a 3-for-2 stock split. The stock split was paid July 17, 1995 to shareholders of record on June 30, 1995.

The company believes that working capital needs and capital requirements for the foreseeable future can be met by funds from operations and current credit arrangements.

Other
The U.S. inflation rate grew at a moderate pace in 1996. The company accounts for inventory at LIFO cost, which in general allows for current earnings to approximate the earnings which would be reported if measured in terms of current value dollars.

There are no pending accounting pronouncements that will have a significant effect on the company's consolidated financial statements.

Outlook
A number of economic indicators remain positive for 1997. Growth may slow domestically due to the maturity of the business cycle, nevertheless the company is well positioned in the domestic markets it serves. In addition, continued expansion into the metal buildings business internationally, primarily in Asia and Latin America, is expected to soften the impact of any domestic economic decline. The growth in strategic alliances with major corporations is another factor that may lessen the effect of an economic slowdown on the company's operations. Finally, the company's systems approach to construction solutions continues to gain share of the total nonresidential market.

Order backlog at the end of 1996 remained strong at $253 million. Higher margin product backlog increased 27% while lower margin construction backlog declined 51% compared to a year ago, the latter primarily due to greater selectivity in the construction projects being pursued.

Forward Looking Information
This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which may include statements concerning projection of revenues, income or loss, capital expenditures, capital structure, or other financial items, statements regarding the plans and objectives of management for future operations, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements, and other statements which are other than statements of historical fact. These statements appear in a number of places in this Report and include statements regarding the intent, belief, or current expectations of the company and its management with respect to (i) the cost and timing of the completion of new or expanded facilities, (ii) the company's competitive position, (iii) the supply and price of materials used by the company, (iv) the demand and price for the company's products and services, or
(v) other trends affecting the company's financial condition or results of operations. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of these various factors.

Consolidated Statements of Earnings and Retained Earnings
(Thousands of dollars, except per share amounts)

Years ended December 31                      1996       1995       1994
                                             --------   --------   --------
Net sales                                    $870,162   $826,538   $692,190
Cost of sales                                 714,116    675,671    572,227
                                             --------   --------   --------
   Gross profit                               156,046    150,867    119,963
Selling, general, and
 administrative expenses                      106,548    103,093     86,506
                                             --------   --------   --------
   Operating income                            49,498     47,774     33,457

Other income (expense):
   International joint venture income (loss)     (137)       563        998
   Interest and finance charges earned            440        437        403
   Sundry, net                                    547     (2,365)    (2,302)
                                             --------   --------   --------
                                                  850     (1,365)      (901)
                                             --------   --------   --------
   Operating and other income                  50,348     46,409     32,556

Interest expense                                4,344      4,100      3,895
                                             --------   --------   --------
   Pretax earnings                             46,004     42,309     28,661
Income taxes                                   20,241     18,877     13,306
                                             --------   --------   --------
   Net earnings                                25,763     23,432     15,355

Retained earnings at beginning of year        119,395     99,579     86,332
                                             --------   --------   --------
                                              145,158    123,011    101,687
Dividends declared:
   Common stock, $.44, $.37, and
    $.13 per share                             (3,335)    (2,750)      (972)
Net change in retained earnings due to
 treasury stock transactions                       77       (866)    (1,136)
                                             --------   --------   --------
Retained earnings at end of year             $141,900   $119,395   $ 99,579
                                             ========   ========   ========
Earnings per common share                    $   3.35   $   3.07   $   2.09
                                             ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
(Thousands of dollars)

At December 31                                          1996       1995
                                                        --------   --------
Assets
Current assets:
   Cash and cash equivalents                            $  2,013   $  7,253
   Receivables:
      Trade                                              107,480     90,401
      Other                                                5,574      3,104
                                                        --------   --------
                                                         113,054     93,505
      Less allowance for possible losses                   2,918      2,348
                                                        --------   --------
         Net receivables                                 110,136     91,157
   Inventories                                            60,090     51,168
   Real estate developments in progress                   33,803     20,123
   Deferred tax assets                                     8,878      8,348
   Other current assets                                    7,141      9,254
                                                        --------   --------
   Total current assets                                  222,061    187,303
                                                        --------   --------

Investments and other assets                              24,701     18,899

Assets held for sale                                      13,260     13,260

Property, plant, and equipment, at cost:
      Land                                                 4,971      3,794
      Buildings                                           56,749     52,987
      Machinery, tools, and equipment                    126,259    115,358
      Office furniture and fixtures                       38,095     32,837
      Transportation equipment                             1,977      1,445
                                                        --------   --------
                                                         228,051    206,421
      Less accumulated depreciation                      150,653    143,014
                                                        --------   --------
         Net property, plant, and equipment               77,398     63,407
                                                        --------   --------
                                                        $337,420   $282,869
                                                        ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Page 18


At December 31                                          1996       1995
                                                        --------   --------
Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable to banks                               $  9,237   $  2,553
   Current maturities of long-term debt                    5,464      4,451
   Accounts payable                                       74,549     53,047
   Dividends payable                                         907        756
   Accrued taxes and other expenses                       36,051     37,401
   Accrued payroll and pension expense                    15,456     14,573
   Billings in excess of costs and estimated earnings     10,715      7,188
   Taxes on income                                         8,500      6,163
                                                        --------   --------
      Total current liabilities                          160,879    126,132
                                                        --------   --------

Deferred tax liabilities                                   3,837      2,582

Other noncurrent liabilities                               9,865      9,119

Long-term debt, less current maturities                   38,397     42,613

Shareholders' equity:
   Common stock, no par value, authorized 20,000,000
    shares, issued 9,088,200 shares, at stated value      12,623     12,623
   Foreign currency translation adjustment                   551        154
   Retained earnings                                     141,900    119,395
                                                        --------   --------
                                                         155,074    132,172
   Less cost of common stock in treasury, 1,526,735
    shares in 1996 and 1,523,262 shares in 1995           30,632     29,749
                                                        --------   --------
      Total shareholders' equity                         124,442    102,423

Commitments and contingencies
                                                        --------   --------
                                                        $337,420   $282,869
                                                        ========   ========

Consolidated Statements of Cash Flows
(Thousands of dollars)
Years ended December 31                      1996       1995       1994
                                             --------   --------   --------
Cash flows from operating activities:
Net earnings                                 $ 25,763   $ 23,432   $ 15,355
Adjustments to reconcile net earnings to
 net cash provided by operating activities:
Depreciation and amortization                   9,737      8,861      7,776
Equity in (earnings) loss of
 international joint ventures                     720        (91)      (495)
Change in assets and liabilities,
 net of sale or purchase of new businesses:
   Receivables                                (18,979)     4,120    (34,477)
   Inventories                                 (8,922)     8,123    (21,480)
   Real estate developments in progress       (13,680)    (4,138)   (12,998)
   Deferred taxes                                 725     (2,913)      (238)
   Other current assets                         2,113     (3,583)    (1,480)
   Current liabilities excluding
    short-term debt                            26,899    (14,677)    57,719
                                             --------   --------   --------
      Net cash provided by
       operating activities                    24,376     19,134      9,682
                                             --------   --------   --------

Cash flows from investing activities:
Capital expenditures                          (22,670)   (22,663)   (13,663)
Cash paid on sale of business                       -          -     (8,651)
Acquisition of new businesses                    (805)      (994)         -
Net change in other noncurrent assets          (6,275)     1,811        119
Distributions from international
 joint ventures                                     -        800      1,000
                                             --------   --------   --------
   Net cash used by investing activities      (29,750)   (21,046)   (21,195)
                                             --------   --------   --------

Cash flows from financing activities:
Proceeds from issuance of long-term debt          771      5,516     35,490
Repayment of long-term debt                    (5,384)    (4,248)   (25,572)
Net change in short-term debt                   7,597      4,220    (10,380)
Dividends paid                                 (3,184)    (2,481)      (485)
Sale and issuance of treasury stock             1,660      8,616      3,442
Purchase of treasury stock                     (2,543)    (5,071)      (443)
Net change in other noncurrent liabilities        820     (2,631)      (119)
                                             --------   --------   --------
   Net cash provided (used) by
    financing activities                         (263)     3,921      1,933
Effect of exchange rate changes                   397        (40)        11
                                             --------   --------   --------
   Net change in cash and cash equivalents     (5,240)     1,969     (9,569)
Cash and cash equivalents at beginning of year  7,253      5,284     14,853
                                             --------   --------   --------
  Cash and cash equivalents at end of year   $  2,013   $  7,253   $  5,284
                                             ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Significant Accounting Policies
Principles of Consolidation. The consolidated financial statements include all subsidiaries which are more than 50% owned. Corporations in which the company has stock ownership up to but not over 50% are accounted for using the equity method. All significant intercompany profits, account balances, and transactions are eliminated in consolidation.

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

Inventories. Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out method had been used for all locations, inventories would have been $11.3 million, $11.5 million, and $9.4 million higher than those reported at December 31, 1996, 1995, and 1994, respectively.

The use of the LIFO method increased net earnings by $.1 million ($.01 per share) in 1996 and decreased net earnings by $1.1 million ($.15 per share) in 1995 and $1.1 million ($.15 per share) in 1994.

Inventories by Component
(Thousands of dollars)                                    1996      1995
                                                          -------   -------
Raw materials                                             $37,292   $31,735
Work in process                                             6,460     5,696
Finished goods                                             27,590    25,190
                                                          -------   -------
                                                           71,342    62,621
LIFO reserve                                              (11,252)  (11,453)
                                                          -------   -------
                                                          $60,090   $51,168
                                                          =======   =======


Property, Plant, and Equipment. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and the accumulated depreciation amounts are removed from the accounts.

Long-Lived Assets. In 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", requiring long-lived assets to be reviewed for impairment and reflect the effect of any impairment in the carrying amount of the asset. The adoption of this standard by the company in 1996 had no effect on the company's financial statements.

Research and Development Costs. Costs incurred in the creation and start-up of new products or changes of existing products are charged to expense as incurred. The company expended $2.7 million of research and development costs in 1996, $2.5 million in 1995, and $2.2 million in 1994.

Stock Option Plans. In October, 1995 the Financial Accounting Standards Board issued Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), effective for the company's fiscal year beginning in 1996. SFAS 123 establishes a fair value-based method of accounting for stock compensation plans. The company has chosen to adopt the disclosure requirements of SFAS 123, and continue to record stock compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25 no charges are made to earnings in accounting for stock options granted because all options are granted at fair market value. If the amounts received when options are exercised are different than the carrying value of treasury stock issued, the difference is recorded in retained earnings.

Deferred Charges. Incremental costs related to the development of major computer programs expected to reduce costs in future periods have been capitalized, are included in "Investments and other assets" in the consolidated balance sheets ($7.1 million and $4.6 million at December 31, 1996 and 1995, respectively), and are being amortized on a straight-line basis over periods not exceeding seven years ($1 million in 1996 and $.9 million in 1995).

Earnings Per Share. Earnings per common share are based upon the average common and common equivalent shares outstanding during each year. Employee stock options are the company's only common stock equivalents; there are no other potentially dilutive securities. Earnings per common share were based on 7,692,803, 7,629,816, and 7,354,173 common equivalent shares for the years 1996, 1995, and 1994, respectively. The 1994 per share and common equivalent share amounts have been restated to reflect the effect of the June, 1995 3-for-2 stock split.

Foreign Currency Translation. The value of the U.S. dollar fluctuates on foreign currency exchanges which creates exchange gains or losses on the company's international investments.

These investments and the related equity earnings (loss) are translated into U.S. dollars at year-end and average exchange rates, respectively. The gains or losses that result from translation are shown in the shareholders' equity section of the consolidated balance sheets. Foreign currency exchange transaction gains or losses for 1996, 1995, and 1994 were insignificant.

Financial Instruments. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 1996 and 1995 the fair value of the company's long-term debt was not materially different than its carrying value. Other financial instruments, consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of these instruments.

The company has entered into derivative transactions for purposes other than trading as a means of managing risk of loss of underlying assets. Aluminum metal hedge contracts of less than one year's duration are utilized to hedge architectural aluminum product backlog against losses caused by changes in aluminum costs. Certain foreign currency forward contracts of less than one year's duration are used to hedge the company's foreign currency exposure. The fair values of open aluminum metal hedge contracts and foreign currency hedges at December 31, 1996 and 1995 were immaterial.

The company has no significant off-balance sheet risks or concentrations of credit.

Construction Contracts. The company recognizes earnings on construction contracts using the percentage of completion method based upon its estimate of the completion of each project. Costs and estimated earnings in excess of billings at December 31, 1996 and 1995 were $1.7 million and $2 million, respectively, and are reflected in the consolidated balance sheets under the caption "Inventories." Total receivables due under construction contracts, which are included as trade receivables, were $27.2 million and $23.9 million at December 31, 1996 and 1995, respectively. Included in the contract receivables were $5 million and $2.1 million at December 31, 1996 and 1995, respectively, for amounts billed but not collected pursuant to retainage provisions. These amounts are due upon completion of the contracts.

Acquisition of New Businesses. In December, 1996 the company purchased a 90% interest in Beker Kft for cash and a deferred payment. The consideration paid was immaterial to the financial statements.

In June, 1995 the company purchased certain assets of Skywall, Inc. for $1 million in cash and $1.2 million in notes, payable in five annual installments through 2000. The results of the Skywall operation have been included in the consolidated results of the company since acquisition with an immaterial impact on net sales and net earnings.

All acquisitions to date have been accounted for as purchases. The excess of cost over net assets of businesses acquired, which is classified as "Investments and other assets" in the consolidated balance sheets, is being amortized over twenty years or less, and at December 31, 1996 was not material.

Sale and Dissolution of Businesses. In December, 1996 the company recorded a $.6 million pretax loss resulting from Butler Japan, Inc. discontinuing its business. The company also recognized a $.2 million tax benefit relating to the write-off of this investment.

Real Estate Subsidiaries. Butler Real Estate, Inc. (BRE) is a wholly-owned subsidiary providing real estate development services in cooperation with Butler dealers. In 1996, 1995, and 1994 BRE generated net earnings of $2.2 million, $1.6 million, and $.3 million, respectively, from project related activities.

In a separate activity, BMC Real Estate, Inc. (BMCRE) participates in land development joint ventures which are accounted for using the equity method. At December 31, 1996 the company guaranteed $.3 million of joint venture borrowings. BMCRE also owns land for development which is included in "Assets held for sale" in the consolidated balance sheets with a net carrying value of $9.9 million at December 31, 1996 and 1995. Management believes the recovery of its investment in this property may take several years and that the ultimate realizable value approximates the carrying value.

International Joint Venture Operations. The company had interests in two international joint ventures in 1996. The ventures, Saudi Building Systems (30%-owned), and Butler Japan, Inc. (45%-owned), are involved in the design, manufacture, and/or marketing of pre-engineered metal buildings for nonresidential use in their respective markets.

The company provided for the write-off of its investment in Butler Japan, Inc. at December 31, 1996 due to its pending dissolution in 1997.

The financial results of the joint ventures are reported using the equity method of accounting. Total net sales of the joint ventures in 1996, 1995, and 1994 were $29.3 million, $32 million, and $32.6 million, respectively. The joint ventures' operating earnings in 1996, 1995, and 1994 were $.4 million, $.5 million, and $2.9 million, respectively. In 1996 and 1995 total assets were $19.8 million and $20.6 million, respectively. Total liabilities for 1996 and 1995 were $7.5 million and $8.6 million, respectively.

The company received distributions from the international joint ventures in 1995 and 1994 of $.8 million and $1 million, respectively.


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

The Other Building Products Segment includes the operations of the Vistawall Architectural Products and Grain Systems divisions. These businesses design, manufacture, and market architecturally oriented component systems for nonresidential construction, including aluminum curtain wall, storefront systems and doors, skylights, and roof accessories, in addition to the design, manufacture, and sale of commercial and on-farm grain storage to independent Agri-Contractor and Agri-Builder dealer organizations.

Net Sales
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Building Systems                             $582,756   $586,377   $481,833
Construction Services                         167,069    120,501    122,493
Other Building Products                       164,457    146,656    123,050
Intersegment eliminations                     (44,120)   (26,996)   (35,186)
                                             --------   --------   --------
                                             $870,162   $826,538   $692,190
                                             ========   ========   ========


Net sales represent revenues from sales to affiliated and unaffiliated customers before elimination of intersegment sales which are separately disclosed. Intersegment eliminations are primarily sales from the Building Systems and Other Building Products segments to Construction Services.

The Building Systems and Construction Services segments had sales to one customer which accounted for approximately 6% of the company's net sales in 1996, 5% in 1995, and 10% in 1994.

Export Sales by Domestic Operations
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
North & South America                        $ 58,645   $ 57,799   $ 65,328
Far East                                       32,514     31,579     28,564
Other                                          14,576     13,875     11,799
                                             --------   --------   --------
                                             $105,735   $103,253   $105,691
                                             ========   ========   ========


Pretax Earnings (Loss)
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Building Systems                             $ 41,882   $ 40,354   $ 28,187
Construction Services                             735      1,318      3,178
Other Building Products                        15,712     14,146      9,348
Corporate                                      (7,981)    (9,409)    (8,157)
Interest expense                               (4,344)    (4,100)    (3,895)
                                             --------   --------   --------
                                             $ 46,004   $ 42,309   $ 28,661
                                             ========   ========   ========


Assets
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Building Systems                             $224,258   $174,446   $167,351
Construction Services                          27,333     25,998     21,504
Other Building Products                        53,244     43,919     41,023
Corporate                                      32,585     38,506     41,258
                                             --------   --------   --------
                                             $337,420   $282,869   $271,136
                                             ========   ========   ========


Assets represent both tangible and intangible assets used by the segments. Corporate assets represent cash and cash equivalents, assets held for sale, corporate equipment, and miscellaneous other assets which are not related to a specific business segment.

Capital Expenditures
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Building Systems                             $ 19,106   $ 19,253   $ 11,901
Construction Services                             639        676        485
Other Building Products                         2,621      2,479      1,182
Corporate                                         304        255         95
                                             --------   --------   --------
                                             $ 22,670   $ 22,663   $ 13,663
                                             ========   ========   ========

Capital expenditures exclude property, plant, and equipment acquired through acquisition of new businesses.

Depreciation
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Building Systems                             $  6,447   $  5,958   $  4,811
Construction Services                             399        343        278
Other Building Products                         1,490      1,402      1,520
Corporate                                         144         99         72
                                             --------   --------   --------
                                             $  8,480   $  7,802   $  6,681
                                             ========   ========   ========


Debt, Leases, and Commitments

Long-Term Debt Net of Current Maturities
(Thousands of dollars)                                  1996       1995
                                                        --------   --------
Private Placement Notes (A)                             $ 30,000   $ 35,000
Industrial Revenue Bonds (B)                               6,250      5,516
Other debt                                                 2,147      2,097
                                                        --------   --------
                                                        $ 38,397   $ 42,613
                                                        ========   ========

(A) In June, 1994 the company entered into a Private Placement Note Agreement ("Private Placement Notes") with a group of insurance companies. The proceeds from the financing of $35 million were used to retire short- and long-term debt and for other corporate purposes. The Private Placement Notes carry a fixed interest rate of 8.02%. Annual principal payments of $5 million are required beginning in December, 1997 and continuing through 2003.

(B) In April, 1995 the Development Authority of San Marcos, Texas issued $6.3 million of Industrial Revenue Bonds. Proceeds from the issue were used to finance the expansion of the existing San Marcos plant. The bonds mature in 2015 and bear interest at a variable rate which averaged 3.8% in 1996 and 4.2% in 1995. The bonds are secured by a bank letter of credit.


In November, 1995 the company retired Industrial Revenue Bonds of $4 million bearing a 13% interest rate.

The bond issues are guaranteed by the company. The weighted average interest rate on the bond issues was 3.8% for 1996 and 9% for 1995.

Total principal payments due on all debt in each of the five years subsequent to December 31, 1996 are $5.5 million in 1997, $5.5 million in 1998, $5.5 million in 1999, $5.4 million in 2000, $5.1 million in 2001, and $16.9 million thereafter. Cash payments for interest on long-term debt were $3.6 million, $3.7 million, and $3.4 million in 1996, 1995, and 1994, respectively.

Short-Term Borrowings. During 1996 and 1995 the company borrowed to meet working capital needs and other requirements. At December 31, 1996 the company and its subsidiaries, including Butler Building Systems Limited, had short-term credit facilities at several banks totaling $52.5 million. Borrowings outstanding at December 31, 1996 were $9.2 million. The company has committed $9 million of its credit facilities under a letter of credit for insurance obligations. At December 31, 1996 the company had approximately $34 million of available borrowing capacity.

The company's credit agreements contain certain limitations on additional borrowings, the payment of cash dividends, and the purchase of company stock, as well as covenants related to the maintenance of certain financial ratios. As of December 31, 1996 the company was in compliance with all covenants, and at that date approximately $22 million of retained earnings was available for cash dividends and share repurchases.

Leases. Rental expense under operating leases was $8.5 million, $7.7 million, and $6.1 million in 1996, 1995, and 1994, respectively. Minimum rental commitments under noncancelable operating leases are $3.9 million in 1997, $3.2 million in 1998, $2.6 million in 1999, $2 million in 2000, and $1.5 million in 2001.

Commitments. As a service to its independent dealers, the company assists in obtaining performance bonds on certain construction contracts in the ordinary course of business. An irrevocable letter of credit is generally required for a portion of the contract amount to reduce the possible liability of the company. At December 31, 1996 such performance bonds exceeded the related letters of credit by $4.1 million. The contracts are in various stages of completion and management believes that there will be no liability to the company.

Taxes on Income
The components of the provision for income taxes are shown in Table A. The provisions for income taxes were $20.2 million, $18.9 million, and $13.3 million for 1996, 1995, and 1994, respectively. Cash payments for income taxes were $15.9 million, $17.8 million, and $17.6 million in 1996, 1995, and 1994, respectively. The foreign components of pretax earnings were losses of $2.4 million, $2.8 million, and $2.7 million in 1996, 1995, and 1994, respectively. A reconciliation of the statutory federal income tax and the income tax expense is shown in Table B.

Deferred income tax expense or benefit arises from differences between financial reporting and tax reporting of assets and liabilities, which most often result from the differences in timing of income and expense recognition. Differences between financial reporting and tax bases also arise due to business acquisition activity as tax laws can result in significant differences in values assigned to assets and liabilities. Previously recorded deferred tax assets and liabilities are adjusted for any changes in enacted tax rates. Detail of deferred tax assets and liabilities as of December 31, 1996, 1995, and 1994 is shown in Table C.

Table A: Components of Income Taxes
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Current:
   Federal                                   $ 15,881   $ 18,539   $ 11,295
   Foreign                                        168          -          -
   State and local                              3,467      3,251      2,251
                                             --------   --------   --------
                                               19,516     21,790     13,546
                                             --------   --------   --------
Deferred:
   Federal                                        668     (2,683)      (220)
   State and local                                 57       (230)       (20)
                                             --------   --------   --------
                                                  725     (2,913)      (240)
                                             --------   --------   --------
      Total income tax expense               $ 20,241   $ 18,877   $ 13,306
                                             ========   ========   ========


Table B: Reconciliation of Income Tax Expense
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Expected income tax expense                  $ 16,101   $ 14,808   $ 10,031
State and local income tax,
 net of federal benefits                        2,253      2,113     1,463
Nondeductible operating
 losses of foreign subsidiaries                   823        964       951
Other                                           1,064        992       861
                                             --------   --------   --------
   Actual income tax expense                 $ 20,241   $ 18,877   $ 13,306
                                             ========   ========   ========


Table C: Deferred Tax Assets and Liabilities
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Current deferred tax assets:
   Operating expenses                        $  7,213   $  5,901   $  4,626
   Inventory                                      893        808        619
   Restructuring reserves                         648      1,354      1,786
   Other                                          124        285        507
                                             --------   --------   --------
   Net current deferred tax assets           $  8,878   $  8,348   $  7,538
                                             ========   ========   ========

Noncurrent deferred tax assets (liabilities):
   Depreciation                              $ (7,769)  $ (5,735)  $ (6,595)
   Operating expenses                           4,057      3,890      3,368
   Minority investments                           (72)      (242)      (968)
   Foreign net operating loss carryforward      4,338      3,515      2,552
   Other                                          (53)      (495)      (490)
                                             --------   --------   --------
   Net noncurrent deferred
    tax assets (liabilities)                      501        933     (2,133)
   Valuation allowance                         (4,338)    (3,515)    (2,552)
                                             --------   --------   --------
      Net noncurrent deferred
       tax liabilities                       $ (3,837)  $ (2,582)  $ (4,685)
                                             ========   ========   ========


The valuation allowance offsets the deferred tax asset relating to the foreign net operating loss carryforwards. Depending on future profitability, the carryforwards may be realized in later years. The valuation allowance increased $.8 million, $1 million, and $1 million in 1996, 1995, and 1994, respectively, relating to foreign operating losses. The company has sufficient taxable income in the three year carryback period to support the recognition of its other deferred tax assets.

The company and its domestic subsidiaries file a consolidated federal income tax return. The company's consolidated federal income tax returns have been examined by the Internal Revenue Service and settled through 1990.


Employee Benefit Plans
Retirement Plans. The company provides retirement benefits for substantially all employees, either through a defined benefit plan, the defined contribution Employee Stock Ownership Plan (ESOP), or a combination of both types of plans. Pension contributions are based on funding standards established by the Employee Retirement Income Security Act of 1974.

The majority of the company's salaried and nonunion hourly employees are covered by both a defined benefit plan and the ESOP. These plans are linked as to retirement benefits, and benefits are based on the employees' highest five consecutive years' compensation. Bargaining unit employees are covered by defined benefit retirement plans. Benefits are based upon the number of years of service.

The funded status and accrued pension cost at December 31, 1996 and 1995 for the defined benefit plans are presented in Table D. While the market value of the ESOP assets is not included in the amounts in Table D, the effect of the ESOP offset has been recognized in the accumulated and projected benefit obligations. Assets held by the defined benefit plans are primarily equities, bonds, and government securities. The net pension cost of these plans in 1996, 1995, and 1994 is presented in Table E.

Table D: Funded Status and Accrued Pension Cost
(Thousands of dollars)                                  1996       1995
                                                        --------   --------
Actuarial present value of benefit obligations:
Vested benefit obligation                               $ 41,323   $ 37,913
                                                        ========   ========
Accumulated benefit obligation                          $ 42,151   $ 38,375
                                                        ========   ========
Projected benefit obligation                            $ 61,625   $ 48,806
Plan assets at fair value                                 48,431     42,427
                                                        --------   --------
Projected benefit obligation
 (greater than) less than plan assets                    (13,194)    (6,379)
Unrecognized net (gain) loss                              15,556      9,234
Unrecognized net transition (asset) liability                866      1,064
                                                        --------   --------
Prepaid (accrued) pension cost                           $ 3,228    $ 3,919
                                                        ========   ========


Table E: Components of Net Pension Cost
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Service cost - benefits
 earned during the period                    $  2,268   $  1,622   $  1,983
Interest cost on the projected
 benefit obligation                             4,096      3,715      3,141
Actual return on assets - (gain) loss          (4,997)    (9,497)     2,231
Net amortization and deferral                   2,771      8,143     (4,090)
                                             --------   --------   --------
Net pension cost                             $  4,138   $  3,983   $  3,265
                                             ========   ========   ========

Assumptions used in determining net pension
 cost and all benefit obligations were:
   Expected long-term rate
    of return on assets                          8.5%       8.5%       8.5%
   Discount rate                                 7.5%       7.5%       8.5%
   Long-term rate of increase in
    compensation levels                          5.5%       5.5%       5.5%


The ESOP assets include the company's common stock, and fixed income securities which are primarily debt instruments of the U.S. Government. At both December 31, 1996 and 1995 the ESOP had net assets of $67 million, and held 1,017,443 shares and 1,056,325 shares of company stock at December 31, 1996 and 1995, respectively. The company expensed $.5 million for ESOP contributions in 1996 and $.4 million in 1995 and 1994.

Other Benefit Plans. The company sponsors the Butler Employees Savings Trust, a savings plan under section 401(k) of the Internal Revenue Code. All salaried and nonunion hourly employees are eligible to participate in this Plan. Under its terms the company will match 25% of the first 6% of employees' contributions to the Plan if certain profitability levels are attained. In 1996, 1995, and 1994 the company reached the defined profitability goals and accordingly expensed $1.1 million, $.9 million, and $.7 million, respectively, as a matching contribution to the Plan.

The company sponsors a supplemental retirement plan for certain executives. Life insurance arrangements have been purchased which name the company as beneficiary to meet the liabilities of the plan. The company expensed $.3 million, $.5 million, and $.2 million in 1996, 1995, and 1994, respectively, related to this plan.

Postretirement Benefits. The company currently provides certain health care and life insurance benefits for retired employees and their dependents. Substantially all employees become eligible for these benefits if they reach retirement age while still working for the company and have at least ten years of service. Contributions toward these benefits have been set to fixed amounts per participant based on 1993 costs. Election of health care and life insurance benefit coverage for retirees and dependents is optional, and requires contributions by the retiree towards the cost of these coverages. The company reserves the right to change or terminate all employee benefits, including postretirement benefits.

The company accrues estimated future postretirement benefit costs during the years that employees perform services and earn benefits. Prior to 1993, the company recognized retiree health and benefits expense when paid. The company elected to amortize the resulting transition obligation over a 20 year period. The transition obligation was $8.1 million, $8.6 million, and $9.1 million at December 31, 1996, 1995, and 1994, respectively.

Table F: Accumulated Postretirement Benefit Obligation
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Retirees                                     $  6,562   $  7,582   $  6,448
Active participants fully
 eligible to retire                             1,912      2,237      2,425
Other active participants                       4,199      3,457      1,944
                                             --------   --------   --------
                                               12,673     13,276     10,817
Unrecognized net loss for
 changes in assumptions                        (1,895)    (2,906)      (477)
Remaining accumulated  post retirement
 benefit obligation                            (8,064)    (8,567)    (9,071)
                                             --------   --------   --------
Accrued postretirement benefit liability     $  2,714   $  1,803   $  1,269
                                             ========   ========   ========


Net postretirement benefit costs was $1.9 million in 1996 and $1.6 million in 1995 and 1994.

Table G: Net Postretirement Benefit Costs
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Service cost, benefits  attributed to
 employee service during the year            $    295   $    182   $    229
Interest cost on accumulated
 postretirement benefit obligation                956        879        863
Amortization of accumulated
 postretirement benefit obligation                504        504        504
Deferred loss                                     100          -         48
                                             --------   --------   --------
Net postretirement benefit costs             $  1,855   $  1,565   $  1,644
                                             ========   ========   ========


The discount rate assumption was 7.5% in 1996 and 1995 and 8.5% in 1994. The health care cost trend rate used in the actuarial computation was a blend of rates between 5% and 8% through 1999. The company's costs are limited to a fixed dollar amount per participant in future years not to exceed 175% of 1993 costs. The effect of a 1% increase in the health care cost trend rate on the accumulated postretirement benefit obligation would be $.2 million, with an immaterial effect on net postretirement benefit costs.
Page 28

Stock Incentive Plans
Stock options are presently outstanding under the Stock Incentive Plans of 1996, 1987, and 1979. The 1996 Plan covering 600,000 shares was approved on April 16, 1996. Both the 1987 and 1979 plans were terminated upon the approval of the respective successor plan except for outstanding qualified and nonstatutory stock options and stock appreciation rights.

Options are granted at a price equal to the fair market value of Butler stock at the date of grant for terms of up to ten years. At December 31, 1996, 1995, and 1994, 222,281, 290,780, and 725,891 shares, respectively, under option were exercisable and 592,978, 94,877, and 17,073 shares, respectively, were available for grant. Table H presents a summary of stock option activity for the three years ended December 31, 1996.

Table H: Summary of Stock Option Activity
                            1996               1995               1994
                               Weighted-          Weighted-          Weighted-
                               average            average            average
                               Exercise           Exercise           Exercise
                     Shares    Price    Shares    Price    Shares    Price
                     -------   ------   -------   ------   -------   ------
Fixed Options
Outstanding at
beginning of year    320,113   $11.64   760,974   $11.24   991,472   $11.09
Granted               28,000   $31.59    16,500   $23.00    15,750   $17.50
Exercised            (84,349)  $10.84  (454,366)  $11.39  (245,252)  $11.03
Forfeited             (1,000)  $23.00    (2,995)  $11.53      (996)  $ 8.70
                     -------            -------            -------
Outstanding at
end of year          262,764   $13.98   320,113   $11.64   760,974   $11.24
                     =======            =======            =======


Incentive stock options were granted by the company in 1996 and 1995 to key employees under the 1996 and 1987 stock option plans. Options are granted at fair market value, expire between five and ten years from the date of grant, and vest in three equal annual installments commencing one year from the date of grant.

The per share weighted-average fair value of stock options granted during 1996 and 1995 was $32 and $23, respectively, on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:
1996 - expected dividend yield of 1.7%, risk-free interest rate of 6.4%, expected volatility factor of 43%, and an expected life of 5 years; 1995 - expected dividend yield of 1.4%, risk-free interest rate of 6.23%, expected volatility factor of 43%, and an expected life of 5 years.

Since the company applies APB 25 in accounting for its plans, no compensation cost has been recognized for stock options in net income. Stock-based compensation cost if recorded under SFAS 123 would have decreased Butler's net income and earnings per share by $.2 million and $.02 per share in 1996 and $.1 million and $.01 per share in 1995.

The pro forma net income reflects only options for 1996 and 1995. The full impact of calculating compensation costs for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above, as compensation cost is reflected over the option's vesting period of three years for both 1996 and 1995 options. Compensation cost for options granted prior to January 1, 1995 is not considered. Table I presents a summary of stock options outstanding.

Table I: Stock Options Outstanding
                           Options Outstanding         Options Exercisable
                                Weighted-
                                 Average     Weighted-             Weighted-
   Range of         Number      Remaining    Average    Number      Average
   Exercise      Outstanding   Contractual   Exercise Exercisable  Exercise
    Prices       at 12/31/96  Life in Years   Price   at 12/31/96    Price
--------------     -------         ---        ------    -------     ------
$ 7.83 - 11.75     204,704         2.8        $10.86    204,704     $10.86
$11.76 - 17.64      16,560         4.8        $15.46     13,077     $14.92
$17.65 - 26.48      13,500         8.0        $23.00      4,500     $23.00
$26.49 - 32.75      28,000         9.3        $31.59          0     $32.00
                   -------                              -------
                   262,764         3.9        $13.98    222,281     $11.34
                   =======                              =======


Treasury Stock Activity
(Thousands of dollars)                       1996       1995       1994
                                             --------   --------   --------
Common stock held in treasury:
Balance January 1                            $ 29,749   $ 33,294   $ 37,429
Purchases                                       2,543      5,071        443
Sales or issues                                (1,660)    (8,616)    (4,578)
                                             --------   --------   --------
Balance, December 31                         $ 30,632   $ 29,749   $ 33,294
                                             ========   ========   ========


Purchases of treasury stock were made in 1996, 1995, and 1994 of 87,822, 194,301, and 23,853 common shares, respectively. Sales or issues of treasury stock were 84,349, 454,366, and 245,252 common shares in 1996, 1995, and 1994, respectively. The company recognized a tax benefit of $.8 million, $2.7 million, and $.8 million in 1996, 1995, and 1994, respectively, which was credited directly to retained earnings in the treasury stock transactions.


Quarterly Financial Information (Unaudited)
(Thousands of dollars except per share amounts)
1996 Quarter Ended     March 31   June 30    Sept. 30   Dec. 31    Total
                       --------   --------   --------   --------   --------
Net sales              $175,692   $193,446   $229,019   $272,005   $870,162
Gross profit             31,712     36,432     41,527     46,375    156,046
Net earnings              3,259      5,808      8,778      7,918     25,763
Net earnings
 per common share           .42        .75       1.14       1.04       3.35
Dividends per share         .10        .10        .12        .12        .44

1995 Quarter Ended     March 31   June 30    Sept. 30   Dec. 31    Total
                       --------   --------   --------   --------   --------
Net sales              $194,852   $206,771   $206,634   $218,281   $826,538
Gross profit             32,144     38,023     41,632     39,068    150,867
Net earnings              3,612      6,183      7,669      5,968     23,432
Net earnings
 per common share           .48        .81       1.00        .78       3.07
Dividends per share         .07        .10        .10        .10        .37

Price Range of Common Stock (Unaudited)
The company's common stock is traded on the New York Stock Exchange (NYSE) following its listing on the Exchange on November 12, 1996. Prior to that date, the company's shares were traded in the NASDAQ Over-the-Counter Market. The table below summarizes the high and low closing prices as reported on the respective exchanges.

                                             1996              1995
Quarter                                  High     Low      High     Low
                                         -------  -------  -------  -------
First                                    $39 1/2  $30 1/8  $24 7/8  $20 1/8
Second                                    37 3/4   33 1/4   28 7/8   23
Third                                     35       25 1/4   29       24 1/8
Fourth                                    41       27 1/2   39 1/4   26 1/2


Independent Auditors' Report


To the Board of Directors
Butler Manufacturing Company

We have audited the consolidated balance sheets of Butler Manufacturing Company and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Butler Manufacturing Company and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

Kansas City, Missouri
February 3, 1997

Historical Review 1996 - 1992
                           1996      1995      1994      1993      1992
                           --------  --------  --------  --------  --------
Income Statement Data
   Net sales               $870,162  $826,538  $692,190  $575,847  $500,177
   Net earnings              25,763    23,432    15,355    18,098     1,079
   As a percent of sales       3.0%      2.8%      2.2%      3.1%      0.2%
   As a percent of average
    shareholders' equity      22.7%     25.8%     21.8%     35.4%      2.8%

   Per share of common stock:
      Net earnings             3.35      3.07      2.09      2.56      0.17
      Cash dividends
       declared, per common
       share                    .44       .37       .13         -         -
      Cash dividends paid,
       per common share         .42       .33       .07         -         -
                            ===============================================

Financial Position At Year-End
   Assets
      Current assets        222,061   187,303   188,652   128,266   115,425
      Property, plant,
       and equipment, net    77,398    63,407    48,526    41,528    47,863
      Total assets          337,420   282,869   271,136   205,487   195,810

   Working capital
      Net working capital    61,182    61,171    52,572    30,072    44,286
      Ratio of current
       assets to current
       liabilities              1.4       1.5       1.4       1.3       1.6

   Financial structure
      Long-term debt, less
       current maturities    38,397    42,613    40,263    30,345    67,315
      Total debt             43,861    47,064    42,737    41,713    68,797
      Shareholders' equity  124,442   102,423    79,102    61,709    40,551
         Per common share,
          year-end            16.46     13.54     10.83      8.71      5.92
      Total debt as a
       percent of total
        capital               26.1%     31.5%     35.1%     40.3%     62.9%
                            ===============================================

General Statistics
   Depreciation               8,480     7,802     6,681     7,675     8,354
   Capital expenditures      22,670    22,663    13,663     6,460     5,026
   Common shares
    outstanding, average      7,693     7,630     7,354     7,074     6,854
   Common shares
    outstanding, year-end     7,561     7,565     7,305     7,083     6,848
   Common shareholders,
    year-end                  2,345     2,411     2,473     2,562     2,725
   Number of employees,
    year-end                  4,162     3,966     3,564     3,064     3,169
                            ===============================================

1. Thousands of dollars, except per share amounts for common stock.
2. The 1993 net earnings include an after-tax gain on the sale of the Walker Division of $10.7 million or $1.51 per share.
3. All per share and common equivalent share amounts have been restated to reflect the effect of the June, 1995 3-for-2 stock split.

Page 32