Form 10-K405, Exhibit 13
period 1997-12-31
BUTLER MANUFACTURING CO
filed 1998-03-30
CIK 15840

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Results of Operations
Company sales for 1997 were $925 million compared with $870 million in 1996, an increase of 6.3%. Revenues of the Building Systems and Architectural Products segments increased 15.1% and 4.9%, respectively in 1997, while Construction Services segment revenues decreased 27.6%.

Sales in the Building Systems segment were $671 million in 1997 compared with $583 million in 1996. The majority of the sales increase was achieved in the company's metal building businesses aided by a strong domestic economy and the first full year of operations of the China and Brazil subsidiaries. The Lester wood frame buildings business and Butler Real Estate also had increased sales over the previous year. Export building sales declined due to a shift to in-country fabrication at the new foreign-based businesses. The company's European buildings business recorded a slight decrease in sales from a year ago.

Sales in the Architectural Products segment were $172 million in 1997 and $164 million in 1996, an increase of 4.9%. Greater demand for curtainwall and storefront systems, plus the acquisitions during 1997 of Rebco West, Inc. and Modu-Line Windows, Inc., more than offset the loss of revenues resulting from the sale of the Grain Systems division at mid-year.

The Construction Services segment reported a decrease in sales from a year ago due to greater selectivity of construction projects. Sales were $121 million in 1997 compared to $167 million in 1996, the latter due to exceptionally strong sales to multinational strategic alliance customers.

The company's consolidated sales in 1996 were $870 million compared to $827 million in 1995, an increase of 5.2%. Building Systems segment sales decreased slightly compared with the prior year. Sales in the domestic metal buildings business were about even with the previous year, while wood frame building sales were lower due to severe winter weather which slowed construction. The Construction Services segment achieved higher sales on increased alliance account activity. Architectural Products' sales increased due to greater demand for engineered curtainwall products and the addition of the new Skywall product line, along with strong demand for grain systems.

Gross profit in 1997 was $164 million or 17.7% of sales compared to $156 million or 17.9% of sales in 1996. The dollar increase was due primarily to greater sales volume in the Building Systems segment. The decline in the gross profit percentage was due to rising lumber costs in the company's wood frame buildings business, lower start-up year sales volumes in the new subsidiaries in China and Brazil, and lower margins on sales to Continental Europe due to the appreciation of the British pound to the German mark.

Gross profit was $151 million or 18.3% of sales in 1995. Gross profit decreased as a percent of sales in 1996 due to lower margins in the Construction Services segment, resulting from cost overruns incurred on specific projects.

Selling, general, and administrative expenses were $122 million in 1997 and $107 million in 1996, or 13.2% and 12.3% of sales, respectively. Approximately one-half of the dollar increase was due to sales increases in both the Building Systems and Architectural Products segments. The remaining dollar increase, and the increase in selling, general, and administrative expenses as a percent of sales, was due to start-up costs for the company's new international metal buildings businesses, and nonrecurring costs associated with acquisitions and growth initiatives in both the Building Systems and Architectural Products segments.

In 1995 selling, general, and administrative expenses were $103 million or 12.5% of sales. Selling, general, and administrative expenses as a percent of sales in 1996 was comparable to 1995. Construction Services' selling, general, and administrative expenses increased in 1996 to support strategic alliance and international business development, while Architectural Products' increased to support sales volume and new product marketing.

In June, 1997 the company recorded a pretax gain of $22 million from the sale of its Grain Systems business. The remaining $1.2 million of net other income is comparable to the 1996 amount of $.9 million. The 1996 amount includes the write-off of Butler Japan, Inc.

In 1995 the company recorded net other expense of $1.4 million. The favorable variance in the 1996 amount was due to rental income earned on several real estate development projects and the sale of surplus real estate.

Interest expense in 1997 increased to $5.1 million from $4.3 million in 1996 due to greater domestic short-term borrowings to support working capital needs. Interest expense increased $.2 million from 1995 to 1996, also to support working capital needs.

The company's effective tax rates were 42.5% in 1997, 44% in 1996, and 44.6% in 1995. The effective tax rate is higher than the statutory rates in all three years due to nondeductible operating losses incurred by the European metal building subsidiary and other international start-up operations.

Liquidity and Capital Resources
The company's cash balance increased $3.5 million in 1997 compared to a decrease of $5.2 million in 1996 and an increase of $2 million in 1995. Principal sources of cash in 1997 were earnings adjusted for depreciation and proceeds from the sale of the Grain Systems business, which generated a combined $80.6 million. Principal uses of funds in 1997 were capital expenditures of $30.2 million, increased working capital net of short-term debt of $27.8 million, and share repurchases of $6.2 million. The company also acquired the assets of Rebco West, Inc. in March, 1997 for $2.7 million cash and a deferred payment of $.7 million, and the stock of Modu-Line Windows, Inc. in June, 1997 for 191,777 shares of company stock and a deferred cash payment of $.4 million. The company also retired Modu-Line's bank debt of $4.5 million.

In 1995 the company acquired the translucent panel systems assets of Skywall, Inc. for $1 million in cash and a $1.2 million note.

Cash flow from operations was $5.2 million in 1997 compared with $24.4 million in 1996 and $19.1 million in 1995. In 1997, 1996, and 1995 working capital increased to accommodate higher sales levels. The company's total debt to total capital ratio was 20.3% in 1997, compared with 26.1% in 1996 and 31.5% in 1995.

The company maintains $50 million in committed credit lines from three banking institutions to meet the needs of both the company and the company's subsidiaries. As of December 31, 1997 $1.8 million of the credit line was utilized to provide a bank letter of credit arrangement to secure insurance obligations.

Butler Building Systems Limited (BBSL), a European subsidiary, maintains a separate bank line of credit of approximately $2.5 million at current exchange rates. In 1997, 1996, and 1995 the company invested cash of $3.2 million, $.8 million, and $4.3 million, respectively, in its European subsidiaries.

In April, 1995 the company obtained $6.3 million of Industrial Revenue Bond financing to fund the expansion of its San Marcos, Texas facility. The bonds are secured by a bank letter of credit.

Capital expenditures were $30.2 million in 1997 and $22.7 million in both 1996 and 1995. The majority of expenditures in 1997, 1996, and 1995 were used to increase capacity in both the domestic and international metal building systems businesses. The Architectural Products business also expended monies to expand their extrusion capacity in 1997. Investments in the company's Chinese subsidiary, Butler (Shanghai) Inc., were $4.3 million, $6.9 million, and $4.1 million in 1997, 1996, and 1995, respectively. Investments in Butler do Brasil Limitada, the company's South American subsidiary, totaled $5.7 million in 1997 and $3.7 million in 1996.

In June, 1997 the board of directors approved an 800,000 share common stock repurchase authorization, replacing the previous 500,000 share authorization granted in 1995. The company repurchased 189,369 of its common shares in 1997, 87,822 of its common shares in 1996, and 194,301 of its common shares in 1995. Shares repurchased were deposited in the company's treasury and used for stock options and to purchase Modu-Line. The company issued 73,122, 84,349, and 454,366 treasury shares in connection with stock option exercises and compensation plans in 1997, 1996, and 1995, respectively.

In September, 1997 the company announced a 17% increase in its cash dividend to a new annual rate of $.56 per share. In June, 1995 the board of directors approved a 3-for-2 stock split and a 50% increase in the quarterly cash dividend. The stock split was paid July 17, 1995 to shareholders of record on June 30, 1995.

The company believes that working capital needs and capital requirements for the foreseeable future can be met by funds from operations and current credit arrangements.


Other
The U.S. inflation rate grew at a moderate pace in 1997. The company accounts for inventory at LIFO cost, which in general allows for current earnings to approximate the earnings which would be reported if measured in terms of current value dollars.

In January, 1998 an additional director, Gary L. Tapella, President and Chief Executive Officer of Rheem Manufacturing Company, was elected to the board of directors.


Accounting Standards
In 1997 the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share." The Statement replaces Accounting Principles Board Statement No. 15 and requires a more simplified dual presentation of basic and diluted earnings per share. The company adopted this statement for the period ending December 31, 1997, and all prior periods presented have been restated.


Impact of Year 2000
In 1997 the company reviewed all computer systems and applications to determine the impact of the "Year 2000 date change." Problems arise if date sensitive applications use only a two digit date field versus a four digit field to identify the year. A number of existing systems projects are underway that will incorporate year 2000 modifications. The company believes that the incremental cost of implementing year 2000 modifications is immaterial.


Outlook
A number of economic indicators remain positive for 1998. The company is well positioned in the markets it serves. Growth may slow due to the maturity of the business cycle, however expansion into the metal buildings business internationally, primarily in Asia and Latin America, and a growth in strategic alliances with major corporations are factors that may lessen the effect of an economic slowdown on the company. Order backlog at year-end was $286 million, 13.1% greater than a year ago.

Forward Looking Information
This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which may include statements concerning projection of revenues, income or loss, capital expenditures, capital structure, or other financial items, statements regarding the plans and objectives of management for future operations, statements of future economic performance, statements of the assumptions underlying or relating to any of the forgoing statements, and other statements which are other than statements of historical fact. These statements appear in a number of places in this report and include statements regarding the intent, belief, or current expectations of the company and its management with respect to (i) the cost and timing of the completion of new or expanded facilities, (ii) the company's competitive position, (iii) the supply and price of materials used by the company, (iv) the demand and price for the company's products and services, or (v) other trends affecting the company's financial condition or results of operations including changes in manufacturing capacity utilization and corporate cash flow in both domestic and international markets. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of these various factors.



Report of Independent
Public Accountants

To the Shareholders of
Butler Manufacturing Company

We have audited the accompanying consolidated balance sheet of Butler Manufacturing Company and subsidiaries at December 31, 1997 and the related consolidated statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Butler Manufacturing Company for 1996 and 1995 were audited by other auditors whose report, dated February 3, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Butler Manufacturing Company and subsidiaries at December 31, 1997, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Kansas City, Missouri
January 23, 1998

Consolidated Balance Sheets

(Thousands of dollars)

At December 31                                                1997       1996
                                                          --------   --------
Assets
Current assets:
   Cash and cash equivalents                              $  5,515   $  2,013
   Receivables:
      Trade                                                102,591    107,480
      Other                                                  6,764      5,574
                                                          --------   --------
                                                           109,355    113,054
      Less allowance for possible losses                     2,473      2,918
                                                          --------   --------
         Net receivables                                   106,882    110,136
   Inventories                                              78,291     60,090
   Real estate developments in progress                     22,401     33,803
   Deferred tax assets                                       7,812      8,878
   Other current assets                                     12,422      7,141
                                                          --------   --------
         Total current assets                              233,323    222,061
                                                          --------   --------
Investments and other assets                                35,887     24,701
Assets held for sale                                         9,423     13,260
Property, plant, and equipment, at cost:
   Land                                                      5,005      4,971
   Buildings                                                59,732     56,749
   Machinery, tools, and equipment                         130,598    126,259
   Office furniture and fixtures                            42,607     38,095
   Transportation equipment                                  1,805      1,977
                                                          --------   --------
                                                           239,747    228,051
   Less accumulated depreciation                           143,408    150,653
                                                          --------   --------
         Net property, plant, and equipment                 96,339     77,398
                                                          --------   --------
                                                          $374,972   $337,420
                                                          ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Page 18


At December 31                                                1997       1996
                                                          --------   --------
Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable to banks                                 $ 21,280   $  9,237
   Current maturities of long-term debt                      5,862      5,464
   Accounts payable                                         72,266     74,549
   Dividends payable                                         1,069        907
   Accrued taxes and other expenses                         37,842     36,051
   Accrued payroll and pension expense                      14,304     15,456
   Billings in excess of costs and estimated earnings        3,700     10,715
   Taxes on income                                           8,181      8,500
                                                          --------   --------
         Total current liabilities                         164,504    160,879
                                                          --------   --------

Deferred tax liabilities                                     3,561      3,837

Other noncurrent liabilities                                16,423      9,865

Long-term debt, less current maturities                     33,918     38,397

Shareholders' equity:
   Common stock, no par value, authorized 20,000,000
    shares, issued 9,088,200 shares, at stated value        12,623     12,623
   Foreign currency translation adjustment                      26        551
   Retained earnings                                       175,373    141,900
                                                          --------   --------
                                                           188,022    155,074
   Less cost of common stock in treasury, 1,451,205
    shares in 1997 and 1,526,735 shares in 1996             31,456     30,632
                                                          --------   --------
         Total shareholders' equity                        156,566    124,442

Commitments and contingencies
                                                          --------   --------
                                                          $374,972   $337,420
                                                          ========   ========


Consolidated Statements of Earnings and retained earnings

(Thousands of dollars, except per share amounts)



Years ended December 31                            1997       1996       1995
                                               --------   --------   --------
Net sales                                      $924,646   $870,162   $826,538
Cost of sales                                   760,721    714,116    675,671
                                               --------   --------   --------
   Gross profit                                 163,925    156,046    150,867
Selling, general, and administrative expenses   122,214    106,548    103,093
                                               --------   --------   --------
   Operating income                              41,711     49,498     47,774

Other income (expense):
   International joint venture income (loss)        238       (137)       563
   Interest and finance charges earned              421        440        437
   Sundry, net                                      521        547     (2,365)
   Gain on sale of Grain Systems division        22,000          -          -
                                               --------   --------   --------
                                                 23,180        850     (1,365)
                                               --------   --------   --------
   Operating and other income                    64,891     50,348     46,409

Interest expense                                  5,069      4,344      4,100
                                               --------   --------   --------
   Pretax earnings                               59,822     46,004     42,309
Income taxes                                     25,438     20,241     18,877
                                               --------   --------   --------
   Net earnings                                  34,384     25,763     23,432

Retained earnings at beginning of year          141,900    119,395     99,579
                                               --------   --------   --------
                                                176,284    145,158    123,011
Dividends declared:
   Common stock, $.52, $.44, and $.37 per share  (3,999)    (3,335)    (2,750)
Net change in retained earnings due to
 treasury stock transactions                      3,088         77       (866)
                                               --------   --------   --------
Retained earnings at end of year               $175,373   $141,900   $119,395
                                               ========   ========   ========
Basic earnings per share                       $   4.48   $   3.39   $   3.14
                                               ========   ========   ========
Diluted earnings per share                     $   4.43   $   3.35   $   3.07
                                               ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows

(Thousands of dollars)

Years ended December 31                            1997       1996       1995
                                               --------   --------   --------
Cash flows from operating activities:
Net earnings                                   $ 34,384   $ 25,763   $ 23,432
Adjustments to reconcile net earnings to
 net cash provided by operating activities:
Depreciation and amortization                    12,474      9,737      8,861
Gain on sale of business                        (13,299)         -          -
Equity in (earnings) loss of joint ventures        (576)       720        (91)
Change in assets and liabilities, net of sale
 or purchase of new businesses:
   Receivables                                    3,914    (18,979)     4,120
   Inventories                                  (21,999)    (8,922)     8,123
   Real estate developments in progress          11,402    (13,680)    (4,138)
   Deferred taxes                                   790        725     (2,913)
   Other current assets                          (5,221)     2,113     (3,583)
   Current liabilities excluding
    short-term debt                             (16,664)    26,899    (14,677)
                                               --------   --------   --------
      Net cash provided by operating activities   5,205     24,376     19,134
                                               --------   --------   --------

Cash flows from investing activities:
Capital expenditures                            (30,249)   (22,670)   (22,663)
Cash received on sale of business                33,748          -          -
Acquisition of new businesses                    (7,697)      (805)      (994)
Net change in other noncurrent assets            (2,429)    (6,275)     1,811
Distributions from international joint ventures       -          -        800
                                               --------   --------   --------
      Net cash used by investing activities      (6,627)   (29,750)   (21,046)
                                               --------   --------   --------

Cash flows from financing activities:
Proceeds from issuance of long-term debt            790        771      5,516
Repayment of long-term debt                      (5,826)    (5,384)    (4,248)
Net change in short-term debt                    12,284      7,597      4,220
Dividends paid                                   (3,837)    (3,184)    (2,481)
Sale and issuance of treasury stock               1,507      1,660      8,616
Purchase of treasury stock                       (6,179)    (2,543)    (5,071)
Net change in other noncurrent liabilities        6,710        820     (2,631)
                                               --------   --------   --------
      Net cash provided (used)
       by financing activities                    5,449       (263)     3,921
Effect of exchange rate changes                    (525)       397        (40)
                                               --------   --------   --------
      Net change in cash and cash equivalents     3,502     (5,240)     1,969
Cash and cash equivalents at beginning of year    2,013      7,253      5,284
                                               --------   --------   --------
      Cash and cash equivalents at end of year $  5,515   $  2,013   $  7,253
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

Inventories. Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out method had been used for all locations, inventories would have been $10.9 million, $11.3 million, and $11.5 million higher than those reported at December 31, 1997, 1996, and 1995, respectively.

In 1997 and 1995, the use of the LIFO method decreased net earnings by $.3 million ($.04 per share) and $1.1 million ($.15 per share), respectively, and increased net earnings by $.1 million ($.01 per share) in 1996.

Inventories by Component

(Thousands of dollars)                                        1997       1996
                                                          --------   --------
Raw materials                                             $ 38,622   $ 37,292
Work in process                                              7,304      6,460
Finished goods                                              43,223     27,590
                                                          --------   --------
                                                            89,149     71,342
LIFO reserve                                               (10,858)   (11,252)
                                                          --------   --------
                                                          $ 78,291   $ 60,090
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

Research and Development Costs. Costs incurred in the creation and start-up of new products or changes of existing products are charged to expense as incurred. The company expended $2.9 million of research and development costs in 1997, $2.7 million in 1996, and $2.5 million in 1995.

Stock Option Plans. The company records stock compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25 no charges are made to earnings in accounting for stock options granted because all options are granted at fair market value. If the amounts received when options are exercised are different than the carrying value of treasury stock issued, the difference is recorded in retained earnings. See the "Stock Incentive Plans" footnote for more information on the company's stock option plans.

Deferred Charges. Incremental costs related to the development of major computer programs expected to reduce costs in future periods have been capitalized, are included in "Investments and other assets" in the consolidated balance sheets ($11.5 million, $7.1 million, and $4.6 million at December 31, 1997, 1996, and 1995, respectively), and are being amortized on a straight-line basis over periods not exceeding seven years.

Earnings Per Share. In February, 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS 128), effective for periods ending after December 15, 1997, requiring presentation of basic and diluted earnings per share. SFAS 128 supersedes Accounting Principles Board Opinion No. 15 and related pronouncements and replaces the computations of primary and fully diluted earnings per share (EPS) with basic and diluted earnings per share, respectively. Basic earnings per share is based upon the weighted average common shares outstanding during each year. Dilutive earnings per share is based upon the weighted average common and common equivalent shares outstanding during each year. Employee stock options are the company's only common stock equivalents; there are no other potentially dilutive securities.

Basic and Diluted Earnings Per Share Computations

                                                              1997
                                                  ----------------------------
                                                                     Per-Share
(In thousands except per share amounts)            Income    Shares    Amount
                                                  -------    ------    ------
Net earnings                                      $34,384
                                                  -------    ------    ------
Basic EPS income available to common shareholders  34,384     7,668    $4.48
                                                  -------    ------    ------
Stock options                                                    86
                                                  -------    ------    ------
Diluted EPS income available to common
 shareholders plus assumed conversions            $34,384     7,754    $4.43
                                                  =======    ======    ======

                                                              1996
                                                  ----------------------------
                                                                     Per-Share
(In thousands except per share amounts)            Income    Shares    Amount
                                                  -------    ------    ------
Net earnings                                      $25,763
                                                  -------    ------    ------
Basic EPS income available to common shareholders  25,763     7,590    $3.39
                                                  -------    ------    ------
Stock options                                                   103
                                                  -------    ------    ------
Diluted EPS income available to common
 shareholders plus assumed conversions            $25,763     7,693    $3.35
                                                  =======    ======    ======

                                                              1995
                                                  ----------------------------
                                                                     Per-Share
(In thousands except per share amounts)            Income    Shares    Amount
                                                  -------    ------    ------
Net earnings                                      $23,432
                                                  -------    ------    ------
Basic EPS income available to common shareholders  23,432     7,458    $3.14
                                                  -------    ------    ------
Stock options                                                   172
                                                  -------    ------    ------
Diluted EPS income available to common
 shareholders plus assumed conversions            $23,432     7,630    $3.07
                                                  =======    ======    ======

Options to purchase 93,000 and 15,000 shares of common stock at $38.50 and $35.88 per share, respectively, were outstanding during 1997 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. These options, which expire in 2002, were still outstanding at the end of 1997.

Foreign Currency Translation. The value of the U.S. dollar fluctuates on foreign currency exchanges which creates exchange gains or losses on the company's international investments.

These investments and the related equity earnings and losses are translated into U.S. dollars at year-end and average exchange rates, respectively. The gains or losses that result from translation are shown in the shareholders' equity section of the consolidated balance sheets. Foreign currency exchange transaction gains or losses for 1997, 1996, and 1995 were immaterial to consolidated results.

Financial Instruments. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 1997 and 1996 the fair value of the company's long-term debt was not materially different than its carrying value. Other financial instruments, consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of these instruments.

The company has entered into derivative transactions for purposes other than trading as a means of managing risk of loss of underlying assets. Aluminum metal hedge contracts of less than one year's duration are utilized to hedge architectural aluminum product backlog against losses caused by changes in aluminum costs. Certain foreign currency forward contracts (principally Canadian dollars) of less than one year's duration are used to hedge the company's foreign currency exposure. Gains or losses related to qualifying hedges are recognized in income when the hedged transaction occurs. The fair values of open aluminum metal hedge contracts and foreign currency hedges at December 31, 1997 and 1996 were immaterial.

The company has no significant off-balance sheet risks or concentrations of credit.

Construction Contracts. The company recognizes earnings on construction contracts using the percentage of completion method based upon its estimate of the completion of each project. Costs and estimated earnings in excess of billings at December 31, 1997 and 1996 were $1.5 million and $1.7 million, respectively, and are reflected in the consolidated balance sheets under the caption "Inventories." Total receivables due under construction contracts, which are included as trade receivables, were $11.6 million and $27.2 million at December 31, 1997 and 1996, respectively. Included in the contract receivables were $2.1 million and $5 million at December 31, 1997 and 1996, respectively, for amounts billed but not collected pursuant to retainage provisions. These amounts are due upon completion of the contracts.

Acquisition of New Businesses. In March, 1997 the company acquired certain assets of Rebco West, Inc., a leading west coast manufacturer and distributor of quality entrance doors and storefront products. The consideration paid was $2.7 million cash and a $.7 million deferred payment.

In June, 1997 the company acquired Modu-Line Windows, Inc. for 191,777 shares of Butler common stock having a market value of approximately $7 million, plus deferred cash payments and closing costs of $.5 million. The company also retired Modu-Line's existing bank debt of approximately $4.5 million. The fair value of the assets acquired of $12 million consisted primarily of receivables, inventory, and equipment valued at $6.2 million. The remaining amount was allocated to goodwill. Modu-Line is a leading manufacturer of high quality architectural windows for the nonresidential buildings market.

In December, 1996 the company purchased a 90% interest in Beker Kft for cash and a deferred payment. The consideration paid was immaterial to the financial statements. Beker Kft is a small building systems manufacturer in Hungary.

In June, 1995 the company purchased certain assets of Skywall, Inc. for $1 million cash and $1.2 million in notes, payable in five annual installments through 2000. Skywall is a manufacturer of translucent fiberglass panel systems.

The results of the businesses acquired have been included in the consolidated results of the company since the acquisition dates with an immaterial impact on net sales and net earnings.

All acquisitions to date have been accounted for as purchases. The excess of cost over net assets of businesses acquired, which is classified as "Investments and other assets" in the consolidated balance sheets, is being amortized over forty years or less.

Sale and Dissolution of Businesses. In June, 1997 the company sold the business and substantially all of the assets and liabilities of the Grain Systems division to CTB, Inc. for $34 million in cash. The sale of the Grain Systems division generated an after-tax gain of $13.3 million, or $1.72 per share. Net cash proceeds to the company were approximately $23 million.

Net sales and pretax earnings for the Grain Systems division for the years 1997, 1996, and 1995 were $19.5 million and $3.5 million, $41.7 million and $6.1 million, and $30.6 million and $3.6 million, respectively.

In December, 1997 the company agreed to dissolve its 50%-owned joint venture, Advanced Building Systems. The financial impact of dissolution on the company's financial results was immaterial.

In December, 1996 the company recorded a $.6 million pretax loss resulting from Butler Japan, Inc. discontinuing its business. The company also recognized a $.2 million tax benefit relating to the discontinuance of this business.

Real Estate Subsidiaries. Butler Real Estate, Inc. (BRE) is a wholly-owned subsidiary providing real estate development services in cooperation with Butler dealers. In 1997, 1996, and 1995 BRE generated net earnings of $3.1 million, $2.2 million, and $1.6 million, respectively, from project related activities.

In a separate activity, BMC Real Estate, Inc. (BMCRE) participates in land development joint ventures which are accounted for using the equity method. BMCRE also owns land for development which is included in "Assets held for sale" in the consolidated balance sheets with a net carrying value of $9.4 million and $9.9 million at December 31, 1997 and 1996, respectively. Management believes the recovery of its investment in this property may take several years and that the ultimate realizable value approximates the carrying value.

International Joint Venture Operations. The company has a 30% interest in one international joint venture, Saudi Building Systems. This entity is involved in the design, manufacture, and marketing of pre-engineered metal buildings for nonresidential use in its respective market. In 1996 and 1995, the company also had a 45% interest in Butler Japan, Inc., a marketing joint venture.

The financial results of the joint ventures are reported using the equity method of accounting. Total net sales of the joint ventures in 1997, 1996, and 1995 were $29.7 million, $29.3 million, and $32 million, respectively. The joint ventures' operating earnings in 1997, 1996, and 1995 were $.5 million, $.4 million, and $.5 million, respectively. In 1997 and 1996 total assets were $19.1 million and $19.8 million, respectively. Total liabilities for 1997 and 1996 were $6.3 million and $7.5 million, respectively.

The company received distributions from the international joint ventures in 1995 of $.8 million.


Business Segments
The company groups its operations into three business segments, Building Systems, Construction Services, and Architectural Products.

The Building Systems segment includes the U.S. and foreign building systems businesses, the company's joint venture operations, and real estate subsidiaries. These business units supply steel and wood frame pre-engineered building systems and development services for a wide variety of commercial, community, industrial, and agricultural applications.

The Construction Services segment provides comprehensive design and construction planning, execution, and management services for major purchasers of construction. Projects are usually executed in conjunction with the dealer representatives of other Butler divisions.

The Architectural Products segment includes the operations of the Vistawall Group. These businesses design, manufacture, and market architecturally oriented component systems for nonresidential construction, including aluminum curtain wall, storefront systems, windows, doors, skylights, and roof accessories. The results of the former Grain Systems division are included in the segment table amounts until its sale in June, 1997.

Net Sales
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Building Systems                               $671,018   $582,756   $586,377
Construction Services                           120,905    167,069    120,501
Architectural Products                          171,501    164,457    146,656
Intersegment eliminations                       (38,778)   (44,120)   (26,996)
                                               --------   --------   --------
                                               $924,646   $870,162   $826,538
                                               ========   ========   ========

Net sales represent revenues from sales to affiliated and unaffiliated customers before elimination of intersegment sales which are separately disclosed. Intersegment eliminations are primarily sales from the Building Systems and Architectural Products segments to Construction Services.

Export Sales by Domestic Operations
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
North & South America                          $ 61,232   $ 58,645   $ 57,799
Far East                                         24,126     32,514     31,579
Other                                            16,281     14,576     13,875
                                               --------   --------   --------
                                               $101,639   $105,735   $103,253
                                               ========   ========   ========

Pretax Earnings (Loss)
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Building Systems                               $ 37,951   $ 41,882   $ 40,354
Construction Services                             1,519        735      1,318
Architectural Products                           12,670     15,712     14,146
Corporate                                        (9,249)    (7,981)    (9,409)
Interest expense                                 (5,069)    (4,344)    (4,100)
                                               --------   --------   --------
                                               $ 37,822   $ 46,004   $ 42,309
                                               ========   ========   ========

Pretax earnings in 1997 excludes the $22 million gain on sale of the Grain Systems division.

Assets
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Building Systems                               $251,375   $224,258   $174,446
Construction Services                            19,921     27,333     25,998
Architectural Products                           69,299     53,244     43,919
Corporate                                        34,377     32,585     38,506
                                               --------   --------   --------
                                               $374,972   $337,420   $282,869
                                               ========   ========   ========

Assets represent both tangible and intangible assets used by the segments. Corporate assets represent cash and cash equivalents, assets held for sale, corporate equipment, and miscellaneous other assets which are not related to a specific business segment.

Capital Expenditures
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Building Systems                               $ 16,692   $ 19,106   $ 19,253
Construction Services                             4,634        639        676
Architectural Products                            7,746      2,621      2,479
Corporate                                         1,177        304        255
                                               --------   --------   --------
                                               $ 30,249   $ 22,670   $ 22,663
                                               ========   ========   ========

Capital expenditures exclude property, plant, and equipment acquired through acquisition of new businesses.

Depreciation
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Building Systems                               $  8,160   $  6,447   $  5,958
Construction Services                               389        399        343
Architectural Products                            1,754      1,490      1,402
Corporate                                           248        144         99
                                               --------   --------   --------
                                               $ 10,551   $  8,480   $  7,802
                                               ========   ========   ========

Operations by Geographic Area
Information about the company's operations in different geographic areas for the years ended December 31, 1997, 1996, and 1995 is listed below. The foreign component consists of Europe, the Pacific Rim, and Latin America.

Net Sales
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
North America                                  $868,675   $834,931   $802,706
Foreign                                          55,971     35,231     23,832
                                               ========   ========   ========
                                               $924,646   $870,162   $826,538
                                               ========   ========   ========

Intersegmental sales or transfers between geographic areas were immaterial.

Pretax Earnings (Loss) Excluding Corporate and Interest Expense
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
North America                                  $ 56,995   $ 59,756   $ 58,282
Foreign                                          (4,855)    (1,427)    (2,464)
                                               ========   ========   ========
                                               $ 52,140   $ 58,329   $ 55,818
                                               ========   ========   ========

Assets Excluding Corporate Assets
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
North America                                  $290,477   $274,545   $225,116
Foreign                                          50,118     30,290     19,247
                                               ========   ========   ========
                                               $340,595   $304,835   $244,363
                                               ========   ========   ========

Debt, Leases, Commitments, and Contingencies

Long-Term Debt Net of Current Maturities
(Thousands of dollars)                                        1997       1996
                                                          --------   --------
Private Placement Notes                                   $ 25,000   $ 30,000
Industrial Revenue Bonds                                     6,250      6,250
Other debt                                                   2,668      2,147
                                                          --------   --------
                                                          $ 33,918   $ 38,397
                                                          ========   ========

The Private Placement Notes carry a fixed interest rate of 8.02%. Annual principal payments of $5 million are required beginning in December, 1997 and continuing through 2003.

In April, 1995 the Development Authority of San Marcos, Texas issued $6.3 million of Industrial Revenue Bonds. Proceeds from the issue were used to finance the expansion of the existing San Marcos plant. The bonds mature in 2015 and are guaranteed by the company. The weighted average interest rates on the bond issue were 4.3% for 1997 and 3.8% for 1996. The bonds are secured by a bank letter of credit.

Total principal payments due on all debt in each of the five years subsequent to December 31, 1997 are $5.9 million in 1998, $5.9 million in 1999, $5.7 million in 2000, $5.3 million in 2001, $5.2 million in 2002, and $11.8 million thereafter. Cash payments for interest on long-term debt were $3.2 million, $3.6 million, and $3.7 million in 1997, 1996, and 1995, respectively.

Short-Term Borrowings. During 1997 and 1996 the company borrowed to meet working capital needs and other requirements. At December 31, 1997 the company and its subsidiaries, including Butler Building Systems Limited, had short-term credit facilities at several banks totaling $52.5 million. Borrowings outstanding at December 31, 1997 were $21.3 million at a weighted average interest rate of 8.5%. The company has committed $1.8 million of its credit facilities under a letter of credit for insurance obligations. At December 31, 1997 the company had approximately $29.4 million of available borrowing capacity.

The company's credit agreements contain certain limitations on additional borrowings, the payment of cash dividends, and the purchase of company stock, as well as covenants related to the maintenance of certain financial ratios. As of December 31, 1997 the company was in compliance with all covenants, and at that date approximately $14 million of retained earnings was available for cash dividends and share repurchases.

Leases. Rental expense under operating leases was $9.9 million, $8.5 million, and $7.7 million in 1997, 1996, and 1995, respectively. Minimum rental commitments under noncancelable operating leases are $5.2 million in 1998, $5.2 million in 1999, $4.4 million in 2000, $3.1 million in 2001, and $2.4 million in 2002.

Commitments and Contingencies. As a service to its independent dealers, the company assists in obtaining performance bonds on certain construction contracts in the ordinary course of business. An irrevocable letter of credit is generally required for a portion of the contract amount to reduce the possible liability of the company. At December 31, 1997 such performance bonds exceeded the related letters of credit by $.6 million. The contracts are in various stages of completion and management believes that there will be no liability to the company.

The company is subject to various legal proceedings, claims, and environmental actions which arise in the ordinary course of business operations. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, believes the resolution of these matters will not have a material adverse effect upon the company's financial position or results of operations.


Taxes on Income
The components of the provision for income taxes are shown in Table A. Cash payments for income taxes were $25.2 million, $15.9 million, and $17.8 million in 1997, 1996, and 1995, respectively. The foreign components of pretax earnings were net losses of $3.6 million, $2.4 million, and $2.8 million in 1997, 1996, and 1995, respectively. A reconciliation of the statutory federal income tax and the income tax expense is shown in Table B.

Deferred income tax expense or benefit arises from differences between financial reporting and tax reporting of assets and liabilities, which most often result from the differences in timing of income and expense recognition. Differences between financial reporting and tax bases also arise due to business acquisition activity as tax laws can result in significant differences in values assigned to assets and liabilities. Previously recorded deferred tax assets and liabilities are adjusted for any changes in enacted tax rates. Detail of deferred tax assets and liabilities is shown in Table C.

Table A: Components of Income Taxes
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Current:
   Federal                                     $ 19,917   $ 15,881   $ 18,539
   Foreign                                          189        168          -
   State and local                                4,541      3,467      3,251
                                               --------   --------   --------
                                                 24,647     19,516     21,790
                                               --------   --------   --------
Deferred:
   Federal                                          729        668     (2,683)
   State and local                                   62         57       (230)
                                               --------   --------   --------
                                                    791        725     (2,913)
                                               --------   --------   --------
      Total income tax expense                 $ 25,438   $ 20,241   $ 18,877
                                               ========   ========   ========

Table B: Reconciliation of Income Tax Expense
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Expected income tax expense                    $ 20,938   $ 16,101   $ 14,808
State and local income tax,
 net of federal benefits                          2,952      2,253      2,113
Nondeductible operating losses
 of foreign subsidiaries                          1,437        823        964
Other                                               111      1,064        992
                                               --------   --------   --------
      Actual income tax expense                $ 25,438   $ 20,241   $ 18,877
                                               ========   ========   ========

Table C: Deferred Tax Assets and Liabilities
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Current deferred tax assets:
   Operating expenses                          $  7,039   $  7,213   $  5,901
   Inventory                                        670        893        808
   Restructuring reserves                          (110)       648      1,354
   Other                                            213        124        285
                                               --------   --------   --------
      Net current deferred tax assets          $  7,812   $  8,878   $  8,348
                                               ========   ========   ========
Noncurrent deferred tax assets (liabilities):
   Depreciation                                $ (7,370)  $ (7,769)  $ (5,735)
   Operating expenses                             4,451      4,057      3,890
   Minority investments                             (90)       (72)      (242)
   Foreign net operating loss carryforward        4,517      4,338      3,515
   Other                                           (552)       (53)      (495)
                                               --------   --------   --------
   Net noncurrent deferred tax assets               956        501        933
   Valuation allowance                           (4,517)    (4,338)    (3,515)
                                               --------   --------   --------
      Net noncurrent deferred tax liabilities  $ (3,561)  $ (3,837)  $ (2,582)
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

The company and its domestic subsidiaries file a consolidated federal income tax return. The company's consolidated federal income tax returns have been examined by the Internal Revenue Service and settled through 1990. Although 1991 was not examined by the Internal Revenue Service, the statute period has expired.


Employee Benefit Plans
Retirement Plans. The company provides retirement benefits for substantially all employees, either through a defined benefit plan, the defined contribution Individual Retirement Asset Account Plan (IRAA) - formerly the ESOP, or a combination of both types of plans. Pension contributions are based on funding standards established by the Employee Retirement Income Security Act of 1974.

The majority of the company's salaried and nonunion hourly employees are covered by both a defined benefit plan and the IRAA. These plans are linked as to retirement benefits, and benefits are based on the employees' highest five consecutive years' compensation. Bargaining unit employees are covered by defined benefit retirement plans. Benefits are based upon the number of years of service.

The funded status and accrued pension cost at December 31, 1997 and 1996 for the defined benefit plans are presented in Table D. While the market value of the IRAA assets is not included in the amounts in Table D, the effect of the IRAA offset has been recognized in the accumulated and projected benefit obligations. Assets held by the defined benefit plans are primarily equities, bonds, and government securities. The net pension cost of these plans in 1997, 1996, and 1995 is presented in Table E.

Table D: Funded Status and Accrued Pension Cost
(Thousands of dollars)                                        1997       1996
                                                          --------   --------
Actuarial present value of benefit obligations:
Vested benefit obligation                                 $ 47,536   $ 41,323
                                                          ========   ========
Accumulated benefit obligation                            $ 49,305   $ 42,151
                                                          ========   ========
Plan assets at fair value                                 $ 57,190   $ 48,431
Projected benefit obligation                                70,416     61,625
                                                          --------   --------
Projected benefit obligation
 (greater than) less than plan assets                      (13,226)   (13,194)
Unrecognized net (gain) loss                                16,924     15,556
Unrecognized net transition (asset) liability                  669        866
                                                          --------   --------
Prepaid (accrued) pension cost                            $  4,367   $  3,228
                                                          ========   ========

Table E: Components of Net Pension Cost
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Service cost - benefits
 earned during the period                      $  2,669   $  2,268   $  1,622
Interest cost on the projected
 benefit obligation                               4,472      4,096      3,715
Actual return on assets - (gain) loss            (7,152)    (4,997)    (9,497)
Net amortization and deferral                     4,253      2,771      8,143
                                               --------   --------   --------
Net pension cost                               $  4,242   $  4,138   $  3,983
                                               ========   ========   ========

Assumptions used in determining net pension
 cost and all benefit obligations were:
   Expected long-term rate of return on assets     8.5%       8.5%       8.5%
   Discount rate                                   7.5%       7.5%       7.5%
   Long-term rate of increase in
    compensation levels                            5.5%       5.5%       5.5%

The IRAA assets include the company's common stock, other equities, bonds, and government securities. At December 31, 1997 and 1996, the IRAA had net assets of $57.4 million and $67 million, respectively, and held 949,345 shares and 1,017,443 shares of company stock at December 31, 1997 and 1996, respectively. The company expensed $.5 million for IRAA contributions in 1997 and 1996, and $.4 million in 1995, respectively.

Other Benefit Plans. The company sponsors the Butler Employees Savings Trust, a savings plan under section 401(k) of the Internal Revenue Code. All salaried and nonunion hourly employees are eligible to participate in this plan. Under its terms the company will match 30% of the first 6% of employees' contributions to the plan if certain profitability levels are attained. In 1997, 1996, and 1995 the company reached the defined profitability goals and accordingly expensed $1.5 million, $1.1 million, and $.9 million, respectively, as a matching contribution to the plan.

The company sponsors a supplemental retirement plan for certain executives. Life insurance arrangements have been purchased which name the company as beneficiary to meet the liabilities of the plan. The company expensed
$.7 million, $.3 million, and $.5 million in 1997, 1996, and 1995, respectively, related to this plan.

Postretirement Benefits. The company currently provides certain health care and life insurance benefits for retired employees and their dependents. Substantially all employees become eligible for these benefits if they reach retirement age while still working for the company and have at least ten years of service. Contributions toward these benefits have been set to fixed amounts per participant not to exceed 175% of 1993 costs. Election of health care and life insurance benefit coverage for retirees and dependents is optional, and requires contributions by the retiree towards the cost of these coverages. The company reserves the right to change or terminate all employee benefits, including postretirement benefits.

The company accrues estimated future postretirement benefit costs during the years that employees perform services and earn benefits. The company amortizes the resulting transition obligation over a 20 year period. The transition obligation was $7.2 million, $8.1 million, and $8.6 million at December 31, 1997, 1996, and 1995, respectively.

Table F: Accumulated Postretirement Benefit Obligation
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Retirees                                       $  6,776   $  6,562   $  7,582
Active participants fully eligible to retire      2,540      1,912      2,237
Other active participants                         4,070      4,199      3,457
                                               --------   --------   --------
                                                 13,386     12,673     13,276
Unrecognized net loss for
 changes in assumptions                          (3,067)    (1,895)    (2,906)
Remaining accumulated post retirement benefit
 obligation                                      (7,167)    (8,064)    (8,567)
                                               --------   --------   --------
Accrued postretirement
 benefit liability                             $  3,152   $  2,714   $  1,803
                                               ========   ========   ========

Net postretirement benefit costs in 1997, 1996, and 1995 is presented in Table G.

Table G: Net Postretirement Benefit Costs
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Service cost, benefits attributed to
 employee service during the year              $    339   $    295   $    182
Interest cost on accumulated postretirement
 benefit obligation                                 912        956        879
Amortization of accumulated postretirement
 benefit obligation                                 504        504        504
Deferred loss                                        37        100          -
                                               --------   --------   --------
Net postretirement
 benefit costs                                 $  1,792   $  1,855   $  1,565
                                               ========   ========   ========

The discount rate assumption was 7.5% in 1997, 1996, and 1995. The health care cost trend rate used in the actuarial computation was a blend of rates between 5% and 8% through 1999. The effect of a 1% increase in the health care cost trend rate on the accumulated postretirement benefit obligation would be $.2 million, with an immaterial effect on net postretirement benefit costs.

Stock Incentive Plans
Stock options are presently outstanding under the Stock Incentive Plans of 1996, 1987, and 1979. The 1996 Plan covering 600,000 shares was approved in April, 1996. Both the 1987 and 1979 plans were terminated upon the approval of the respective successor plan except for outstanding qualified and nonstatutory stock options and stock appreciation rights.

Options are granted at a price equal to the fair market value of company stock at the date of grant for terms of up to ten years. At December 31, 1997, 1996, and 1995, 176,302, 222,281, and 290,780 shares, respectively, under option were exercisable and 485,342, 592,978, and 94,877 shares, respectively, were available for grant. Table H presents a summary of stock option activity for the three years ended December 31, 1997.








Table H: Summary of Stock Option Activity
                             1997               1996               1995
                               Weighted-          Weighted-          Weighted-
                                average            average            average
                               Exercise           Exercise           Exercise
                        Shares    Price    Shares    Price    Shares    Price
                       -------   ------   -------   ------   -------   ------
Fixed Options
Outstanding at
 beginning of year     262,764   $13.98   320,113   $11.64   760,974   $11.24
Granted                113,000   $38.37    28,000   $31.59    16,500   $23.00
Exercised              (62,472)  $12.03   (84,349)  $10.84  (454,366)  $11.39
Forfeited               (7,166)  $36.26    (1,000)  $23.00    (2,995)  $11.53
                       -------            -------            -------
Outstanding at
 end of year           306,126   $22.86   262,764   $13.98   320,113   $11.64
                       =======            =======            =======

Incentive stock options were granted by the company in 1997, 1996, and 1995 to key employees under the 1996 and 1987 stock option plans. Options are granted at fair market value and expire between five and ten years from the date of grant. Prior to 1997 options vested in three equal annual installments commencing one year from the date of grant. Options granted in 1997 vest one year after date of grant and are fully exercisable thereafter.

The per share weighted-average fair value of stock options granted during 1997, 1996, and 1995 was $38, $32, and $23 respectively, on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions: 1997 - expected dividend yield of 1.6%, risk-free interest rate of 5.7%, expected volatility factor of 39%, and an expected life of five years; 1996 - expected dividend yield of 1.7%, risk-free interest rate of 6.4%, expected volatility factor of 43%, and an expected life of five years; 1995 - expected dividend yield of 1.4%, risk-free interest rate of 6.2%, expected volatility factor of 43%, and an expected life of five years.

Since the company applies APB 25 in accounting for its plans, no compensation cost has been recognized for stock options in net income. Stock-based compensation cost if recorded under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), would have decreased the company's net income and earnings per share by $.9 million and $.11 per share in 1997, $.2 million and $.02 per share in 1996, and $.1 million and $.01 per share in 1995.

The full impact of calculating compensation costs for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above, as compensation cost is reflected over the option's vesting period.

Table I: Stock Options Outstanding
                         Options Outstanding             Options Exercisable
                              Weighted-
                               Average    Weighted-                  Weighted-
  Range of       Number       Remaining    Average       Number       Average
  Exercise    Outstanding    Contractual  Exercise    Exercisable    Exercise
   Prices     at 12/31/97   Life in Years   Price     at 12/31/97      Price
------------    -------          ---       ------       -------       ------
$ 8.00-12.00    153,876          2.1       $10.79       153,876       $10.79
$12.00-18.00      7,750          6.0       $17.50         7,750       $17.50
$18.00-27.00     10,500          7.1       $23.00         6,000       $23.00
$27.00-38.75    134,000          4.6       $37.02         8,676       $31.50
                -------                                 -------
                306,126          3.4       $22.86       176,302       $12.52
                =======                                 =======

Treasury Stock Activity
(Thousands of dollars)                             1997       1996       1995
                                               --------   --------   --------
Common stock held in treasury:
Balance January 1                              $ 30,632   $ 29,749   $ 33,294
Purchases                                         6,179      2,543      5,071
Sales or issues                                  (5,355)    (1,660)    (8,616)
                                               --------   --------   --------
Balance, December 31                           $ 31,456   $ 30,632   $ 29,749
                                               ========   ========   ========

Purchases of treasury stock were made in 1997, 1996, and 1995 of 189,369, 87,822, and 194,301 common shares, respectively. Sales or issues of treasury stock were 264,899, 84,349, and 454,366 common shares in 1997, 1996, and 1995, respectively. The company recognized a tax benefit of $.6 million, $.8 million, and $2.7 million in 1997, 1996, and 1995, respectively, which was credited directly to retained earnings in the treasury stock transactions.


Quarterly Financial Information (Unaudited)
(Thousands of dollars except per share amounts)
1997 Quarter Ended       March 31    June 30   Sept. 30    Dec. 31      Total
                         --------   --------   --------   --------   --------
Net sales                $188,102   $241,078   $241,031   $254,435   $924,646
Gross profit               32,077     41,326     43,882     46,640    163,925
Net earnings                1,896     18,992      6,806      6,690     34,384
Basic earnings per share      .25       2.49        .87        .87       4.48
Diluted earnings
 per share                    .25       2.46        .86        .86       4.43
Dividends per share           .12        .12        .14        .14        .52

Second quarter and annual net earnings and earnings per share amounts include the gain on the sale of the Grain Systems division of $13.3 million or $1.72 per share.

1996 Quarter Ended       March 31    June 30   Sept. 30    Dec. 31      Total
                         --------   --------   --------   --------   --------
Net sales                $175,692   $193,446   $229,019   $272,005   $870,162
Gross profit               31,712     36,432     41,527     46,375    156,046
Net earnings                3,259      5,808      8,778      7,918     25,763
Basic earnings
 per share                    .43        .76       1.15       1.05       3.39
Diluted earnings
 per share                    .42        .75       1.14       1.04       3.35
Dividends per share           .10        .10        .12        .12        .44

Price Range of Common Stock (Unaudited)

The company's common stock is traded on the New York Stock Exchange following its listing on the Exchange on November 12, 1996. Prior to that date, the company's shares were traded in the NASDAQ Over-the-Counter Market. The table below summarizes the high and low closing prices as reported on the respective exchanges.

                                        1997                      1996
Quarter                          High       Low            High       Low
                                 -------    -------        -------    -------
First                            $41 1/2    $35 1/2        $39 1/2    $30 1/8
Second                            36 1/2     31 1/2         37 3/4     33 1/4
Third                             37 1/8     33 3/16        35         25 1/4
Fourth                            34 1/2     31 11/16       41         27 1/2

Historical Review 1997-1993
                                 1997      1996      1995      1994      1993
                             --------  --------  --------  --------  --------
Income Statement Data
Net sales                    $924,646  $870,162  $826,538  $692,190  $575,847
Net earnings                   34,384    25,763    23,432    15,355    18,098
   As a percent of sales         3.7%      3.0%      2.8%      2.2%      3.1%
   As a percent of average
    shareholders' equity        24.5%     22.7%     25.8%     21.8%     35.4%

Per share of common stock:
   Basic earnings            $   4.48  $   3.39  $   3.14  $   2.13  $   2.62
   Diluted earnings              4.43      3.35      3.07      2.07      2.56
   Cash dividends declared,
    per common share              .52       .44       .37       .13         -
   Cash dividends paid,
    per common share              .50       .42       .33       .07         -
                             ================================================

Financial Position
At Year-End
Assets
   Current assets            $233,323  $222,061  $187,303  $188,652  $128,266
   Property, plant,
    and equipment, net         96,339    77,398    63,407    48,526    41,528
   Total assets               374,972   337,420   282,869   271,136   205,487

Working capital
   Net working capital         68,819    61,182    61,171    52,572    30,072
   Ratio of current assets
    to current liabilities        1.4       1.4       1.5       1.4       1.3

Financial structure
   Long-term debt,
    less current maturities  $ 33,918  $ 38,397  $ 42,613  $ 40,263  $ 30,345
   Total debt                  39,780    43,861    47,064    42,737    41,713
   Shareholders' equity       156,566   124,442   102,423    79,102    61,709
      Per common share,
       year-end                 20.50     16.46     13.54     10.83      8.71
   Total debt as a percent
    of total capital            20.3%     26.1%     31.5%     35.1%     40.3%
                             ================================================

General Statistics
Depreciation                 $ 10,551  $  8,480  $  7,802  $  6,681  $  7,675
Capital expenditures         $ 30,249  $ 22,670  $ 22,663  $ 13,663  $  6,460
Basic shares
 outstanding, average           7,668     7,590     7,458     7,201     6,918
Diluted shares
 outstanding, average           7,754     7,693     7,630     7,407     7,095
Common shares
 outstanding, year-end          7,637     7,561     7,565     7,305     7,083
Common shareholders, year-end   2,310     2,345     2,411     2,473     2,562
Number of employees, year-end   5,117     4,162     3,966     3,564     3,064
                             ================================================

1. In thousands except per share amounts for common stock and the number of shareholders and employees.
2. The 1993 net earnings include an after-tax gain on the sale of the Walker division of $10.7 million or $1.51 per share.
3. All per share and common equivalent share amounts have been restated to reflect the effect of the June, 1995 3-for-2 stock split.
4. The 1997 net earnings include an after-tax gain on the sale of the Grain Systems division of $13.3 million or $1.72 per share.
5. Earnings per share have been restated to reflect the provisions of Statement of Financial Accounting Standard No. 128 - Earnings Per Share.

Page 32