Form 10-K, Exhibit 13
period 1998-12-31
BUTLER MANUFACTURING CO
filed 1999-03-29
CIK 15840

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations
Company sales for 1998 were $962 million compared with $925 million in 1997, an increase of 4%. Building Systems segment revenues increased slightly over 1997 while the Architectural Products and Construction Services segments increased 19.4% and 11.3%, respectively. The Real Estate segment reported a 12.7% decline in sales in 1998 due to lower project sales.

Building Systems segment sales were $638 million in 1998 compared with $633 million in 1997. The domestic and international steel buildings businesses both contributed to increased sales in this segment. The company's Lester wood frame buildings business reported lower sales in 1998 due to reduced demand in agricultural markets.

Sales in the Architectural Products segment were $182 million in 1998 and $152 million in 1997. Continued strong demand for both storefront and curtain wall product lines contributed to the increase in sales along with a full year of sales in 1998 for Moduline and Rebco West, both of which were acquired in 1997.

The Construction Services segment reported sales of $135 million in 1998 compared to $121 million in 1997. Construction Services continued to benefit from strategic alliance customer relationships by meeting their construction needs for multi-site projects.

The Real Estate segment, which develops build-to-suit-to-lease facilities and sells them to investors, reported sales of $33 million in 1998 compared with $38 million in 1997.

The company's consolidated sales in 1997 were $925 million compared to $870 million in 1996, an increase of 6.3%. Building Systems segment revenues increased 13.1% over 1996 due to strong demand in the company's domestic metal buildings business and a full year of operations in China and Brazil. Architectural Products segment sales in 1997 increased 23.8% due to increased demand for curtain wall and storefront systems, plus the acquisitions of Rebco West and Moduline during the year.

Gross profit in 1998 was $162 million or 16.8% of sales compared to $164 million or 17.7% of sales in 1997. Gross profit in the Building Systems segment declined as project losses sustained in the Brazilian operation more than offset gross profit increases in all other business units within this segment. The Architectural Products segment gross profit dollars increased 18.2% in 1998, on significantly higher sales. Gross profit dollars in the Construction Services and Real Estate segments were comparable with 1997.

Gross profit was $156 million or 17.9% of sales in 1996. The gross profit dollars increased in 1997 due to greater sales volume in the Buildings System segment. The gross profit percentage declined in 1997 due to rising lumber prices in the wood frame buildings business and lower margins on sales to continental Europe due to the appreciation of the British pound to the German mark.

Selling, general, and administrative expenses were $125 million in 1998 compared to $122 million in 1997 or 13% and 13.2% of sales, respectively.

In 1996 selling, general, and administrative expenses were $107 million or 12.2% of sales. The increase in 1997 was due to sales increases and costs associated with acquisition and growth initiatives in the Building Systems and Architectural Products segments.

Restructuring and asset impairment charges, discussed below, were recorded in 1998 for $7.1 million and $6.5 million, respectively.

In 1998 the company recorded net other income of $.4 million compared with $1.2 million in 1997 and $.9 million in 1996. The amount of rental income received on real estate development projects accounts for most of the differences in each year.

In June 1997 the company recorded a pretax gain of $22 million from the sale of the Grain Systems division.

Interest expense in 1998 increased to $5.7 million from $5.1 million in 1997. The increase was due to interest incurred on a $35 million private placement note entered into in March 1998 and an increase in short-term borrowings to support working capital needs in early 1998. Interest expense was $4.3 million in 1996, lower than the 1997 level, due to lower short-term borrowings to support working capital needs in 1996.

The company's effective tax rates were 60.5% in 1998, 42.5% in 1997, and 44% in 1996. The higher rate in 1998 was due to larger foreign loss components of the company's pretax earnings which management does not believe will result in fully realizable foreign tax benefits.

Liquidity and Capital Resources
The company's cash balance increased $4.7 million in 1998 compared to an increase of $3.5 million in 1997 and a decrease of $5.2 million in 1996. Principal sources of cash in 1998 were $32.2 million from operations and $35 million from the issuance of the private placement note. Principal uses of cash in 1998 were capital expenditures of $14.8 million, a $19.7 million decrease in short-term borrowings, and share repurchases of $10.3 million.

In 1997 principal sources of cash were earnings adjusted for depreciation and amortization along with the proceeds from the sale of the Grain Systems division. Principal uses of cash were capital expenditures and increased working capital.

Cash flow from operations was $32.2 million in 1998 compared with $5.2 million in 1997 and $24.4 million in 1996. In 1998, 1997, and 1996 working capital increased to accommodate higher sales levels.

In March 1998 the company completed a $35 million private placement note. The note matures in March 2013, carries a fixed interest rate of 6.57%, and is payable in equal annual installments of $3.5 million beginning in 2004. Proceeds were used to pay down the company's short-term borrowings and other corporate purposes. The company's total debt to total capital ratio was 31.4% in 1998, compared with 20.3% in 1997 and 26.1% in 1996.

The company maintains short-term credit facilities aggregating $42.5 million to meet the needs of the company and its subsidiaries. Borrowings outstanding at December 31, 1998 were $1.6 million with an additional $1.8 million of the credit line utilized to provide a bank letter of credit. Management believes the company's operating cash flow, along with bank credit lines are sufficient to meet future liquidity requirements.

Capital expenditures were $14.8 million in 1998, $30.2 million in 1997, and $22.7 million in 1996. The increased expenditures in 1997 and 1996 were used to expand domestic and international production capacity in the Building Systems and Architectural Products segments.

Market Price Risk
The company's principal exposure to market risk is from changes in commodity prices, interest rates, and currency exchange rates. To limit exposure and to manage volatility related to these risks, the company enters into select commodity and currency hedging transactions, as well as forward purchasing arrangements. The company does not use financial instruments for trading purposes.

Commodity Price Exposure: The company's primary commodities are steel, aluminum, and wood.

Steel is the company's largest purchased commodity. The company enters into forward steel purchase arrangements in its metal buildings business for periods of less than one year's duration to protect against potential price increases. To the extent there are increases in the company's steel costs, they are generally recaptured in the company's product sales prices. During the latter half of 1998 steel prices have trended downward.

Aluminum hedge contracts of less than one year's duration are purchased to hedge the engineered products backlog of the Vistawall group against potential losses caused by increases in aluminum costs. This product line is sensitive to material cost movements due to the longer lead times from project quoting to manufacture. Gains or losses recorded on hedge contracts are offset against the actual aluminum costs incurred. At December 31, 1998 outstanding hedge contracts represent approximately 10% of annual aluminum purchases. The fair value of aluminum contracts and their associated risk were immaterial at that date.

The company's wood frame building business enters into forward purchase arrangements for commercial grade lumber for periods of less than one year's duration. Lumber costs are generally more volatile than steel costs. To offset increases in lumber costs, the company adjusts product prices accordingly. During the latter half of 1998 lumber costs have remained relatively stable.

Interest Rates: Approximately 88% of the company's long-term debt carries a fixed interest rate, therefore the company's interest expense is relatively stable and not influenced by changes in market interest rates. Principal payments over the next five years on the long-term, fixed-rate debt are $5 million per year with a weighted-average interest rate of approximately 7.2%. At the end of five years, the long-term, fixed-rate debt outstanding of $35 million carries a weighted-average interest rate of 6.57%.

Foreign Currency Fluctuation: The majority of the company's business is transacted in U.S. dollars, therefore limiting the company's exposure to foreign currency fluctuations. Where the company has foreign-based operations, the local currency has been adopted as the functional currency. As such, the company has both transaction and translation foreign exchange exposure in those operations.

The company's net asset investment in foreign operations at December 31, 1998 was approximately $25 million. Due to relative cost and limited availability, the company does not hedge its foreign net asset exposure.

The company does hedge short-term foreign currency transaction exposures related to sales activity in Canada. Forward Canadian dollar sale contracts of up to four months duration are purchased to cover the exposure. At December 31, 1998 the fair value of such contracts was immaterial.

Restructuring and Asset Impairment Charges
In December 1998 the company's board of directors approved a restructuring of the South American and European metal buildings businesses. As a result, the company recorded a $7.1 million pretax charge in connection with the restructuring. In addition, the company recorded a $6.5 million pretax charge for the impairment of certain assets.

The actions leading to the restructuring charge were the closing of manufacturing operations in Brazil and the move of European manufacturing operations to Hungary from Scotland. The charge includes amounts for the write-down to realizable sale value of redundant assets ($2.8 million) and the write-off of worthless assets ($1.9 million). Estimates of realizable sales values were obtained from outside appraisal and the company's experience in selling redundant assets. The remaining $2.4 million pertains to severance and termination costs for approximately one hundred employees ($1.3 million) and legal, claims, and other incremental shut-down costs ($1.1 million) associated with the restructuring.

Details of the restructuring accrual are as follows:

                                               Original                12/31/98
                                               Accrual   Utilization   Accrual
                                               ------       ----       ------
Severance and termination costs                $1,317       $132       $1,185
Legal, claims, and other costs                  1,092          -        1,092
                                               ------       ----       ------
                                               $2,409       $132       $2,277

In the first quarter of 1999 the Brazilian government decided to float its currency, the real. This led to a significant devaluation of the Brazilian real against the U.S. dollar. As a result the company will recognize an additional currency translation loss as a restructuring charge in 1999. At January 26, 1999 the additional charge was estimated at approximately $2 million after-tax, at the exchange rates existing at that time.

The asset impairment charge of $6.5 million relates to the write-down of two assets to their current market values. The majority of the charge ($5.4 million) was associated with the company's real estate development project located in San Marcos, Texas, which is recorded in the balance sheet as, "Assets held for sale." The current market value was based upon a recent appraisal. The company is actively marketing the project, however it may take several years to ultimately sell. The remainder of the charge was related to the company's decision to abandon a portion of a software program linked to the company's international subsidiaries.

Year 2000 Update
Many computer systems used by companies, governments, and individuals around the world use only the last two digits to refer to a year ("98" for 1998). Therefore, these computer programs and systems may not properly distinguish between a year that begins with "20" versus one beginning with "19." If not corrected, many computer applications could fail or create erroneous results. This has come to be known as the "Year 2000" ("Y2K") problem.

The company believes it has identified, or has processes in place to identify, and will be able to address all of its critical Information Technology, Other Technology, and Business Issues Y2K problems in a timely manner. The company has incurred approximately $1.4 million in Y2K compliance costs, and anticipates the total costs to attain full compliance will approximate $2.2 million.

In 1997 the company reviewed its principal business, manufacturing, and engineering computer systems and applications to determine the impact of the Y2K problem on these systems, and to establish a compliance plan to address critical issues. In early 1998 the company engaged a consultant to assess the company's plan and its progress toward effecting the plan in a timely manner. The consultant reviewed three areas: Information Technology ("IT"), such as the company's business, telecommunications, manufacturing, and engineering systems; Other Technology ("Non-IT") such as manufacturing equipment which may contain embedded micro-controllers; and Business Issues related to service providers, vendors, and customers. The consultant advised the company that nothing was identified that, in and of itself, would indicate the company would not be successful with its Y2K compliance efforts.

In mid-1998 the company established a Y2K project office and chairperson responsible for the oversight and coordination of the Y2K Plan, including assessment, remediation, and reporting efforts. This office reports to the president and chief executive officer of the company and its board of directors. A management representative at each of the company's business units has been assigned responsibility for the coordination and reporting of all three compliance area efforts, including any contingency plans, if needed. Status reports are reviewed, evaluated, and summarized monthly by the Y2K project office.

Information Technology: The assessment phase of the IT process was completed in 1997. The company is currently in the remediation and compliance phases. Currently individual business units are at various stages of compliance. It is estimated that collectively the company has achieved 61% compliance with its IT plan. It is estimated that 100% compliance with all phases of the IT plan will be achieved during the third quarter of 1999.

Other Technology: The assessment phase of the Non-IT process began in 1998 with an inventory of all computer controlled and networked manufacturing equipment to determine if date functions existed in their controllers and whether they were compliant. This phase of the Non-IT process is substantially complete. Subsequent phases include remediation of equipment controls which are non-compliant. To date the company is approximately 73% complete with its Non-IT plan and anticipates 100% compliance during the third quarter of 1999.

Business Issues: The assessment phase of the Business Issues compliance plan began in 1998. To date each business unit has solicited their key service providers, vendors, and customers to assess their Y2K readiness. The company is approximately 51% complete with its Business Issues plan.

Contingency Plans: The company has identified its most critical Y2K risk to be associated with its internally developed order management and manufacturing control systems. However, the company anticipates being 100% compliant with all aspects of its plan during the third quarter of 1999.

Successful completion of the company's plan is dependent upon timely Y2K compliance by key suppliers and service providers. The company has received notification from many of its key suppliers providing assurances that significant progress is being made towards their attaining Y2K compliance. If they are incapable of achieving compliance there could be a material adverse effect on the company's business, results of operations, and financial condition.

The company has and continues to develop contingency plans to mitigate potential disruption which may occur due to Y2K problems. Contingency plans and associated cost estimates will be continually refined as additional information and communications are received.

Management Transition
In January 1999 John J. Holland was elected President and Chief Executive Officer of the company succeeding Robert H. West as CEO. Mr. Holland was also elected a director of the company. Mr. West remains Chairman until he retires in mid-1999. Donald H. Pratt has been elected Vice Chairman and will succeed Mr. West as Chairman when he retires. Richard S. Jarman was elected Executive Vice President and Clyde E. Wills was selected to succeed Mr. Jarman as President of the U.S. Buildings Division.

The board of directors also elected Gary M. Christensen as a director of the company. Mr. Christensen is President and Chief Executive Officer of Pella Corporation. He replaces Harold G. Bernthal who will retire from the board when his current term expires in April, 1999.

Outlook
Domestic economic indicators suggest very modest growth for the U.S. economy in 1999. Internationally, the operational progress made in China has greatly improved the company's ability to serve this large market. Relocation of the European manufacturing operations to the continent during 1999 should position this operation to be more cost competitive and to better serve both western and eastern European markets. The company is taking steps to hasten the wind-up of the Brazilian operation in order to minimize the company's exposure to further foreign currency risk. The growth in strategic alliances with major corporations is a factor that may lessen the effect of an economic slowdown. Finally, the company's systems approach to construction solutions continues to maintain a dominant share of the nonresidential construction market it serves. Order backlog at year end was $317 million, 11% greater than a year ago.

Other
During 1998 the company increased its quarterly dividend to $.15 per common share. In January 1999 the board of directors approved an 800,000 share common stock repurchase authorization, replacing the previous 800,000 share authorization granted in 1997. Purchases will be made from time to time in the open market and in private transactions at prevailing market prices. Shares are deposited in the company's treasury and are used for stock options, employee stock ownership plans, and other corporate purposes.

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


Report of Independent Public Accountants

To the Shareholders of Butler Manufacturing Company:

We have audited the accompanying consolidated balance sheets of Butler Manufacturing Company and subsidiaries at December 31, 1998 and 1997, and the related consolidated statements of earnings and retained earnings, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Butler Manufacturing Company for 1996 were audited by other auditors whose report, dated February 3, 1997, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Butler Manufacturing Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Kansas City, Missouri
January 25, 1999

Consolidated Balance Sheets

(Thousands of dollars)
At December 31                                             1998         1997
                                                         --------     --------
Assets
Current assets:
   Cash and cash equivalents                             $ 10,260     $  5,515
   Receivables:
      Trade                                               122,345      102,591
      Other                                                12,068        6,764
                                                         --------     --------
                                                          134,413      109,355
      Less allowance for possible losses                    3,791        2,473
                                                         --------     --------
         Net receivables                                  130,622      106,882
   Inventories                                             70,252       78,291
   Real estate developments in progress                    19,139       22,401
   Deferred tax assets                                     10,944        7,812
   Other current assets                                    12,283       12,422
                                                         --------     --------
         Total current assets                             253,500      233,323
                                                         --------     --------

Investments and other assets                               38,689       35,887

Assets held for sale                                        4,000        9,423

Property, plant, and equipment, at cost:
   Land                                                     5,017        5,005
   Buildings                                               60,166       59,732
   Machinery, tools, and equipment                        137,290      130,598
   Office furniture and fixtures                           39,573       42,607
   Transportation equipment                                 1,625        1,805
                                                         --------     --------
                                                          243,671      239,747
   Less accumulated depreciation                          145,967      143,408
                                                         --------     --------
         Net property, plant, and equipment                97,704       96,339

                                                         --------     --------
                                                         $393,893     $374,972
                                                         ========     ========

See Accompanying Notes to Consolidated Financial Statements.

Page 18


(Thousands of dollars)
At December 31                                             1998         1997
                                                         --------     --------
Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable to banks                                $  1,627     $ 21,280
   Current maturities of long-term debt                     5,832        5,862
   Accounts payable                                        83,710       72,266
   Dividends payable                                        1,092        1,069
   Accrued taxes and other expenses                        40,728       37,842
   Accrued payroll and pension expense                     17,180       14,304
   Billings in excess of costs and estimated earnings       4,536        3,700
   Taxes on income                                          6,425        8,181
                                                         --------     --------
         Total current liabilities                        161,130      164,504
                                                         --------     --------

Deferred tax liabilities                                    3,441        3,561

Other noncurrent liabilities                               16,233       16,423

Long-term debt, less current maturities                    62,901       33,918

Shareholders' equity:
   Common stock, no par value, authorized 20,000,000
    shares, issued 9,088,200 shares, at stated value       12,623       12,623
   Foreign currency translation adjustment                    (52)          26
   Retained earnings                                      178,536      175,373
                                                         --------     --------
                                                          191,107      188,022
   Less cost of common stock in treasury, 1,806,202
    shares in 1998 and 1,451,205 shares in 1997            40,919       31,456
                                                         --------     --------
         Total shareholders' equity                       150,188      156,566

Commitments and contingencies
                                                         --------     --------
                                                         $393,893     $374,972
                                                         ========     ========


Consolidated Statements of Earnings and retained earnings

(Thousands of dollars, except per share amounts)
Years ended December 31                           1998       1997       1996
                                                --------   --------   --------
Net sales                                       $962,163   $924,646   $870,162
Cost of sales                                    800,307    760,721    714,116
                                                --------   --------   --------
   Gross profit                                  161,856    163,925    156,046
Selling, general, and administrative expenses    125,291    122,214    106,548
Restructuring charge                               7,117          -          -
Asset impairment charge                            6,499          -          -
                                                --------   --------   --------
   Operating income                               22,949     41,711     49,498

Other income (expense), net                          393      1,180        850
Gain on sale of business                               -     22,000          -
                                                --------   --------   --------
                                                     393     23,180        850
                                                --------   --------   --------
   Operating and other income                     23,342     64,891     50,348

Interest expense                                   5,667      5,069      4,344
                                                --------   --------   --------
   Pretax earnings                                17,675     59,822     46,004
Income taxes                                      10,696     25,438     20,241
                                                --------   --------   --------
   Net earnings                                    6,979     34,384     25,763

Retained earnings at beginning of year           175,373    141,900    119,395
                                                --------   --------   --------
                                                 182,352    176,284    145,158
Dividends declared:
   Common stock, $.58, $.52, and $.44 per share   (4,356)    (3,999)    (3,335)
Net change in retained earnings due to
 treasury stock transactions                         540      3,088         77
                                                --------   --------   --------
Retained earnings at end of year                $178,536   $175,373   $141,900
                                                ========   ========   ========
Basic earnings per share                        $   0.92   $   4.48   $   3.39
                                                ========   ========   ========
Diluted earnings per share                      $   0.92   $   4.43   $   3.35
                                                ========   ========   ========

Consolidated Statements of Comprehensive Income
(Thousands of dollars)
Years ended December 31                           1998       1997       1996
                                                --------   --------   --------
Net earnings:                                   $  6,979   $ 34,384   $ 25,763
   Other comprehensive income:
      Foreign currency translation adjustment        (78)      (525)       397
                                                --------   --------   --------
Comprehensive income                              $6,901   $ 33,859   $ 26,160
                                                ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows



(Thousands of dollars)
Years ended December 31                           1998       1997       1996
                                                --------   --------   --------
Cash flows from operating activities:
Net earnings                                    $  6,979   $ 34,384   $ 25,763
Adjustments to reconcile net earnings to
 net cash provided by operating activities:
   Depreciation and amortization                  14,923     12,474      9,737
   Restructuring charge                            7,117          -          -
   Asset impairment charge                         6,499          -          -
   Gain on sale of business                            -    (13,299)         -
   Equity in (earnings) loss of joint ventures       222       (576)       720
   Change in assets and liabilities, net of
    sale or purchase of new businesses:
      Receivables                                (23,740)     3,914    (18,979)
      Inventories                                  6,871    (21,999)    (8,922)
      Real estate developments in progress         3,262     11,402    (13,680)
      Deferred taxes                              (3,252)       790        725
      Other current assets and
       current liabilities                        13,316    (21,885)    29,012
                                                --------   --------   --------
         Net cash provided by
          operating activities                    32,197      5,205     24,376
                                                --------   --------   --------

Cash flows from investing activities:
Capital expenditures                             (14,800)   (30,249)   (22,670)
Cash received on sale of business                      -     33,748          -
Acquisition of new businesses                          -     (7,697)      (805)
Net change in other noncurrent assets             (7,356)    (2,429)    (6,275)
                                                --------   --------   --------
         Net cash used by investing activities   (22,156)    (6,627)   (29,750)
                                                --------   --------   --------

Cash flows from financing activities:
Proceeds from issuance of long-term debt          35,000        790        771
Repayment of long-term debt                       (6,017)    (5,826)    (5,384)
Net change in short-term borrowings              (19,683)    12,284      7,597
Dividends paid                                    (4,333)    (3,837)    (3,184)
Sale and issuance of treasury stock                  797      1,507      1,660
Purchase of treasury stock                       (10,260)    (6,179)    (2,543)
Net change in other noncurrent liabilities          (722)     6,710        820
                                                --------   --------   --------
         Net cash provided (used) by
          financing activities                    (5,218)     5,449       (263)
Effect of exchange rate changes                      (78)      (525)       397
                                                --------   --------   --------
         Net change in cash and cash equivalents   4,745      3,502     (5,240)
Cash and cash equivalents at beginning of year     5,515      2,013      7,253
                                                --------   --------   --------
         Cash and cash equivalents
          at end of year                        $ 10,260   $  5,515   $  2,013
                                                ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements

Significant Accounting Policies
Accounting Standards. In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), effective for fiscal years beginning after December 31, 1998. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. The company plans to adopt the accounting and reporting standards of SFAS 133 in 2000. It is anticipated that SFAS 133 will have no material impact on the company.

In April 1998 the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5), effective for the fiscal years beginning after December 15, 1998. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The company plans to adopt SOP 98-5 in 1999. It is anticipated that SOP 98-5 will have no material impact on the company.

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

Inventories. Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out (FIFO) method had been used for all locations, inventories would have been $10.2 million and $10.9 million higher than those reported at December 31, 1998 and 1997, respectively.

In 1998 and 1996, the use of the LIFO method increased net earnings by $.4 million ($.05 per share) and $.1 million ($.01 per share), respectively, and decreased net earnings by $.3 million ($.04 per share) in 1997.

Inventories by Component

(Thousands of dollars)                                       1998       1997
                                                           --------   --------
Raw materials                                              $ 34,509   $ 38,622
Work in process                                               8,503      7,304
Finished goods                                               37,417     43,223
                                                           --------   --------
   FIFO inventory                                            80,429     89,149
LIFO reserve                                                (10,177)   (10,858)
                                                           --------   --------
   LIFO inventory                                          $ 70,252   $ 78,291
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

Research and Development Costs. Costs incurred in the creation and start-up of new products or changes of existing products are charged to expense as incurred. The company expended $2.9 million of research and development costs in both 1998 and 1997, and $2.7 million in 1996.

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

Deferred Charges. Incremental costs related to the development of major software applications expected to reduce costs in future periods have been capitalized in accordance with SOP 98-1, are included in "Investments and other assets" in the consolidated balance sheets ($14 million and $11.5 million at December 31, 1998 and 1997, respectively), and are being amortized on a straight-line basis over periods not exceeding seven years ($2.1 million in 1998, $1.2 million in 1997, and $1 million in 1996). During 1998 the unamortized cost of a software application was reduced by $1.1 million, to reflect current value, as a result of the company restructuring its international businesses.

Earnings Per Share. The company reports basic and diluted earnings per share in accordance with Financial Accounting Standard No. 128, "Earnings Per Share." Basic earnings per share is based upon the weighted average common shares outstanding during each year. Dilutive earnings per share is based upon the weighted average common and common equivalent shares outstanding during each year. Employee stock options are the company's only common stock equivalents; there are no other potentially dilutive securities.

Basic and Diluted Earnings Per Share (EPS) Computations
                                                               1998
                                                    --------------------------
(In thousands except                                                  Per-Share
per share amounts)                                  Income    Shares    Amount
                                                    -------   ------    ------
Net earnings                                        $ 6,979
                                                    -------   ------    -----
Basic EPS income available
 to common shareholders                               6,979    7,553    $ .92
                                                    -------   ------    -----
Stock options                                                     59
                                                    -------   ------    -----
Diluted EPS income available to common
 shareholders plus assumed conversions              $ 6,979    7,612    $ .92
                                                    =======   ======    =====

                                                               1997
                                                    --------------------------
(In thousands except                                                  Per-Share
per share amounts)                                  Income    Shares    Amount
                                                    -------   ------    ------
Net earnings                                        $34,384
                                                    -------   ------    -----
Basic EPS income available
 to common shareholders                              34,384    7,668    $4.48
                                                    -------   ------    -----
Stock options                                                     86
                                                    -------   ------    -----
Diluted EPS income available to common
 shareholders plus assumed conversions              $34,384    7,754    $4.43
                                                    =======   ======    =====

                                                               1996
                                                    --------------------------
(In thousands except                                                  Per-Share
per share amounts)                                  Income    Shares    Amount
                                                    -------   ------    ------
Net earnings                                        $25,763
                                                    -------   ------    -----
Basic EPS income available
 to common shareholders                              25,763    7,590    $3.39
                                                    -------   ------    -----
Stock options                                                    103
                                                    -------   ------    -----
Diluted EPS income available to common
 shareholders plus assumed conversions              $25,763    7,693    $3.35
                                                    =======   ======    =====

Options to purchase 236,000 shares at a range of $23.00 to $38.50 per share were outstanding during 1998 but were not included in the computation of the diluted earnings per share during quarters when the options' exercise price was greater than the average market price of the common shares. These options, which expire during 2001 through 2006, were still outstanding at the end of 1998.

Options to purchase 108,000 shares of at a range of $35.88 to $38.50 per share were outstanding during 1997 but were not included in the computation of diluted earnings per share during quarters when the options' exercise price was greater than the average market price of the common shares. These options, which expire during 2002, were still outstanding at the end of 1997.

Foreign Currency Translation. The value of the U.S. dollar fluctuates on foreign currency exchanges which creates exchange gains or losses on the company's international investments.

These investments and the related equity earnings and losses are translated into U.S. dollars at year end and average exchange rates, respectively. The gains or losses that result from translation are shown in the shareholders' equity section of the consolidated balance sheets. Foreign currency exchange transaction gains or losses for 1998, 1997, and 1996 were immaterial to consolidated results.

Comprehensive Income. In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" (SFAS 130), effective for fiscal periods beginning after December 15, 1997. SFAS 130 establishes new rules for the reporting of comprehensive income and its components; however the adoption of this statement had no impact on the company's net income or shareholders' equity. Prior years' financial statements have been restated to conform to these requirements. The only component of other comprehensive income is foreign currency translation adjustment which has no tax effect.

Financial Instruments. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 1998 and 1997 the fair value of the company's long-term debt was not materially different than its carrying value. Other financial instruments, consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of these instruments.

The company has entered into derivative transactions for purposes other than trading as a means of managing risk of loss of underlying assets. Aluminum hedge contracts of less than one year's duration are utilized to hedge architectural aluminum product backlog against losses caused by changes in aluminum costs. Certain foreign currency forward contracts (principally Canadian dollars) of less than one year's duration are used to hedge the company's foreign currency exposure. Gains or losses related to qualifying hedges are recognized in income when the hedged transaction settles. The fair values of open aluminum hedge contracts and foreign currency hedges at December 31, 1998 and 1997 were immaterial.

The company has no significant off-balance sheet risks or concentrations of credit.

Construction Contracts. The company recognizes earnings on construction contracts using the percentage of completion method based upon its estimate of the completion of each project. Costs and estimated earnings in excess of billings were $1.5 million at both December 31, 1998 and 1997 and are reflected in the consolidated balance sheets under the caption "Inventories." Total receivables due under construction contracts, which are included as trade receivables, were $24.7 million and $11.6 million at December 31, 1998 and 1997, respectively. Included in the contract receivables were $4 million and $2.1 million at December 31, 1998 and 1997, respectively, for amounts billed but not collected pursuant to retainage provisions. These amounts are due upon completion of the contracts.

Acquisition of New Businesses. In March 1997 the company acquired certain assets of Rebco West, Inc., a leading west-coast manufacturer and distributor of quality entrance doors and storefront products. The consideration paid was $2.7 million cash and a $.7 million deferred payment.

In June 1997 the company acquired Moduline Windows, Inc. for 191,777 shares of Butler common stock having a market value of approximately $7 million, plus deferred cash payments and closing costs of $.5 million. The company also retired Moduline's existing bank debt of approximately $4.5 million. The fair value of the assets acquired of $12 million consisted primarily of receivables, inventory, and equipment valued at $6.2 million. The remaining amount was allocated to goodwill. Moduline is a leading manufacturer of high quality architectural windows for the nonresidential buildings market.

In December 1996 the company purchased a 90% interest in Beker Kft for cash and a deferred payment. The consideration paid was immaterial to the financial statements. Beker Kft is a small building systems manufacturer in Hungary.

The results of the businesses acquired have been included in the consolidated results of the company since the acquisition dates with an immaterial impact on net sales and net earnings.

All acquisitions to date have been accounted for as purchases. The excess of cost over net assets of businesses acquired, which is classified as "Investments and other assets" in the consolidated balance sheets, is being amortized over periods not exceeding forty years.

Sale and Dissolution of Businesses. In June 1997 the company sold the business and substantially all of the assets and liabilities of the Grain Systems division to CTB, Inc. for $34 million in cash. The sale of the Grain Systems division generated an after-tax gain of $13.3 million, or $1.72 per share. Net cash proceeds to the company were approximately $23 million.

Net sales and pretax earnings for the Grain Systems division for the years 1997 and 1996 were $19.5 million and $3.5 million, and $41.7 million and $6.1 million, respectively.

In December 1997 the company agreed to dissolve its 50%-owned partnership, Advanced Building Systems. The financial impact of dissolution on the company's financial results was immaterial.

In December 1996 the company recorded a $.6 million pretax loss resulting from Butler Japan, Inc. discontinuing its business. The company also recognized a $.2 million tax benefit relating to the discontinuance of this business.

Restructuring of Businesses. In the fourth quarter of 1998 the company recorded a $7.1 million pretax charge in connection with a restructuring of its South American and European metal buildings businesses. The actions leading to the charge were the closing of manufacturing operations in Brazil and the move of European manufacturing operations to Hungary from Scotland.

The charge includes amounts for the write-down to realizable sale value of redundant assets ($2.8 million), the write-off of worthless assets ($1.9 million), the severance and termination costs for approximately one hundred factory and office employees ($1.3 million), and legal, claims, and other incremental shut-down costs ($1.1 million) associated with the restructuring. Estimates of realizable sales values were obtained from outside appraisal and the company's experience in selling redundant assets. At December 31, 1998 approximately $2.3 million of the restructuring charge remained as an accrual on the company's balance sheet.

In the first quarter of 1999 the Brazilian government decided to float is currency, the real. This led to a significant devaluation of the Brazilian real against the U.S. dollar. As a result the company will recognize an additional currency translation loss as a restructuring charge in 1999. At January 26, 1999 the additional charge was estimated at approximately $2 million after-tax, at the exchange rates existing at that time.

Assets Held for Sale. BMC Real Estate, Inc., a wholly-owned subsidiary, owns land for development which is included in "Assets held for sale" in the consolidated balance sheets with a net carrying value of $4 million and $9.4 million at December 31, 1998 and 1997, respectively. During 1998 the carrying value of this land development was reduced to current market value based upon a recent appraisal.

International Joint Venture Operations. The company has a 30% interest in one international joint venture, Saudi Building Systems. This joint venture is involved in the design, manufacture, and marketing of pre-engineered metal buildings for nonresidential use in its respective market. In 1996 the company also had a 45% interest in Butler Japan, Inc., a marketing joint venture.

The financial results of the joint ventures are reported using the equity method of accounting. Total net sales of the joint ventures in 1998, 1997, and 1996 were $30.5 million, $29.7 million, and $29.3 million, respectively. The joint ventures' operating earnings in 1998, 1997, and 1996 were $.6 million, $.5 million, and $.4 million, respectively. In 1998 and 1997 total assets were $18.6 million and $19.1 million, respectively. Total liabilities for 1998 and 1997 were $5.3 million and $6.3 million, respectively.


Business Segments
In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131), effective for fiscal periods beginning after December 15, 1997. SFAS 131 changes the way the company reports information about its operating segments. The information for 1997 and 1996 has been restated from the prior year's presentation in order to conform to the 1998 presentation.

The company groups its operations into four business segments, Building Systems, Architectural Products, Construction Services, and Real Estate.

The Building Systems segment is involved in the design, manufacture, and marketing of steel and wood frame pre-engineered building systems for Butler's global markets.

The Architectural Products segment includes the businesses of the Vistawall group. The Vistawall group designs, manufactures, and markets aluminum curtain wall and storefront systems, windows, doors, and skylights.

The Construction Services segment provides comprehensive design, planning, and construction services for major purchasers of construction.

The Real Estate segment provides real estate build-to-suit-to-lease development services for major corporations.

The accounting policies for the segments are the same as those described in the summary of significant accounting policies. The company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and expertise.

The Other classification in the following tables represent unallocated corporate expenses and assets, including corporate offices, deferred taxes, pension accounts, and intersegment eliminations. Also included are the operating results of the former Grain Systems division until its sale in June 1997 as well as the gain on the sale of the division. The asset impairment charge of $6.5 million and the restructuring charge of $7.1 million are also included in Other.

Net Sales
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Building Systems                                $637,591   $633,441   $560,040
Architectural Products                           181,541    152,035    122,764
Construction Services                            134,532    120,905    167,069
Real Estate                                       32,809     37,577     22,716
Other                                            (24,310)   (19,312)    (2,427)
                                                --------   --------   --------
                                                $962,163   $924,646   $870,162
                                                ========   ========   ========

Net sales represent revenues from sales to affiliated and unaffiliated customers before elimination of intersegment sales which is included in Other. Intersegment eliminations are primarily sales from the Building Systems and Architectural Products segments to Construction Services.

Interest Expense
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Building Systems                                $    425   $    492   $    146
Architectural Products                                 -          -          -
Construction Services                                  -          -          -
Real Estate                                          278        891        694
Other                                              4,964      3,686      3,504
                                                --------   --------   --------
                                                $  5,667   $  5,069   $  4,344
                                                ========   ========   ========

Pretax Earnings (Loss)
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Building Systems                                $ 28,931   $ 31,562   $ 37,737
Architectural Products                            11,590      9,161      9,656
Construction Services                              2,147      1,519        735
Real Estate                                        4,221      5,032      3,403
Other                                            (29,214)    12,548     (5,527)
                                                --------   --------   --------
                                                $ 17,675   $ 59,822   $ 46,004
                                                ========   ========   ========

Assets
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Building Systems                                $227,474   $226,681   $187,661
Architectural Products                            80,799     69,299     42,618
Construction Services                             26,596     19,921     27,333
Real Estate                                       26,303     24,415     36,340
Other                                             32,721     34,656     43,468
                                                --------   --------   --------
                                                $393,893   $374,972   $337,420
                                                ========   ========   ========


Assets represent both tangible and intangible assets used by the segments. Other assets represent cash and cash equivalents, assets held for sale, corporate equipment, and miscellaneous other assets which are not related to a specific business segment.

Capital Expenditures
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Building Systems                                $  8,549   $ 16,689   $ 19,106
Architectural Products                             5,677      7,473      1,566
Construction Services                                381      4,634        639
Real Estate                                           39          3          -
Other                                                154      1,450      1,359
                                                --------   --------   --------
                                                $ 14,800   $ 30,249   $ 22,670
                                                ========   ========   ========


Capital expenditures exclude property, plant, and equipment acquired through acquisition of new businesses.

Depreciation and Amortization
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Building Systems                                $ 11,006   $  9,693   $  7,470
Architectural Products                             2,488      1,839      1,264
Construction Services                                721        389        399
Real Estate                                            2          3          3
Other                                                706        550        601
                                                --------   --------   --------
                                                $ 14,923   $ 12,474   $  9,737
                                                ========   ========   ========


Geographic Information by Country
The following table presents revenues by country based on the location of the use of the product or service. No single country, other than the United States, comprised more than 10% of the company's net sales.

Net Sales
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
United States                                   $821,127   $775,747   $736,685
All other countries                              141,036    148,899    133,477
                                                --------   --------   --------
                                                $962,163   $924,646   $870,162
                                                ========   ========   ========


The following table presents all noncurrent assets by country based on the location of the asset. No single country, other than the United States, comprised more than 10% of the company's long-lived assets.

Long-Lived Assets
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
United States                                   $120,568   $118,556   $ 96,952
All other countries                               19,825     23,093     18,407
                                                --------   --------   --------
                                                $140,393   $141,649   $115,359
                                                ========   ========   ========


Debt, Leases, Commitments, and Contingencies

Long-Term Debt Net of Current Maturities
(Thousands of dollars)                                       1998       1997
                                                           --------   --------
Private placement notes                                    $ 55,000   $ 25,000
Industrial revenue bonds                                      6,250      6,250
Other debt                                                    1,651      2,668
                                                           --------   --------
                                                           $ 62,901   $ 33,918
                                                           ========   ========


In March 1998 the company entered into a Note Agreement with an insurance company. The proceeds from the financing of $35 million were used to retire short-term bank debt and other corporate purposes.

Private Placement Notes consists of two agreements with interest rates of 8.02% and 6.57%. The Notes call for periodic principal payments and mature December 30, 2003 and March 20, 2013, respectively.

Industrial Revenue Bonds mature in 2015, are guaranteed by the company, and are secured by a bank letter of credit. The weighted-average interest rate on the bond issue were 4% for 1998, 4.3% for 1997, and 3.8% for 1996.

Total principal payments due on all debt in each of the five years subsequent to December 31, 1998 are $5.8 million in 1999, $5.8 million in 2000, $5.3 million in 2001, $5.2 million in 2002, $5.2 million in 2003, and $41.4 million thereafter. Cash payments for interest on long-term debt were $4.6 million, and $3.2 million, and $3.6 million in 1998, 1997, and 1996, respectively.

Short-Term Borrowings. During 1998 and 1997 the company borrowed to meet working capital needs and other requirements. At December 31, 1998 the company and its subsidiaries, including Butler Building Systems Limited, had short-term credit facilities at several banks totaling $42.5 million. Borrowings outstanding at December 31, 1998 were $1.6 million at a weighted-average interest rate of 8%. The company has committed $1.8 million of its credit facilities under a letter of credit for insurance obligations. At December 31, 1998 the company had approximately $39.1 million of available borrowing capacity.

The company's credit agreements contain certain limitations on additional borrowings, the payment of cash dividends, and the purchase of company stock, as well as covenants related to the maintenance of certain financial ratios. As of December 31, 1998 the company was in compliance with all covenants, and at that date approximately $13 million was available for additional cash dividends and share repurchases.

Leases. Rental expense under operating leases was $10.2 million, $9.9 million, and $8.5 million in 1998, 1997, and 1996, respectively. Minimum rental commitments under noncancelable operating leases are $6.6 million in 1999, $5.4 million in 2000, $4.6 million in 2001, $1.6 million in 2002, and $.9 million in 2003.

Commitments and Contingencies. As a service to its independent dealers, the company assists in obtaining performance bonds on certain construction contracts in the ordinary course of business. An irrevocable letter of credit is generally required for a portion of the contract amount to reduce the possible liability of the company. At December 31, 1998 such performance bonds exceeded the related letters of credit by $.2 million. The contracts are in various stages of completion and management believes that there will be no liability to the company.

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


Taxes on Income
The components of the provision for income taxes are shown below. The provisions for income taxes were $10.7 million, $25.4 million, and $20.2 million for 1998, 1997, and 1996, respectively. Cash payments for income taxes were $14.4 million, $25.2 million, and $15.9 million in 1998, 1997, and 1996, respectively. The foreign components of pretax earnings were net losses of $7.4 million, $3.6 million, and $2.4 million in 1998, 1997, and 1996, respectively.

Components of Income Taxes
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Current:
   Federal                                      $ 11,556   $ 19,917   $ 15,881
   Foreign                                           878        189        168
   State and local                                 1,515      4,541      3,467
                                                --------   --------   --------
                                                  13,949     24,647     19,516
                                                --------   --------   --------
Deferred:
   Federal                                        (2,996)       729        668
   State and local                                  (257)        62         57
                                                --------   --------   --------
                                                  (3,253)       791        725
                                                --------   --------   --------
      Total income tax expense                  $ 10,696   $ 25,438   $ 20,241
                                                ========   ========   ========


A reconciliation of the statutory federal income tax and the income tax expense is shown below.

Reconciliation of Income Tax Expense
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Expected income tax expense                     $  6,186   $ 20,938   $ 16,101
State and local income tax,
 net of federal benefits                             985      2,952      2,253
Nondeductible losses of foreign subsidiaries       2,580      1,437        823
Foreign sales corporation tax benefit               (371)      (695)         -
Loss of U.K. tax credits                             540          -          -
Other                                                776        806      1,064
                                                --------   --------   --------
   Actual income tax expense                    $ 10,696   $ 25,438   $ 20,241
                                                ========   ========   ========


Deferred income tax expense or benefit arises from differences between financial reporting and tax reporting of assets and liabilities, which most often result from the differences in timing of income and expense recognition. Differences between financial reporting and tax bases also arise due to business acquisition activity as tax laws can result in significant differences in values assigned to assets and liabilities. Previously recorded deferred tax assets and liabilities are adjusted for any changes in enacted tax rates. Detail of deferred tax assets and liabilities is shown below.

Deferred Tax Assets and Liabilities
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Current deferred tax assets:
   Operating expenses                           $  8,834   $  6,929   $  7,861
   Inventory                                       1,071        670        893
   Restructuring charge                              825          -          -
   Other                                             214        213        124
                                                --------   --------   --------
      Net current deferred tax assets           $ 10,944   $  7,812   $  8,878
                                                ========   ========   ========


Deferred Tax Assets and Liabilities
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Noncurrent deferred tax assets (liabilities):
   Depreciation                                 $ (8,835)  $ (7,370)  $ (7,769)
   Operating expenses                              3,994      4,451      4,057
   Minority investments                             (428)       (90)       (72)
   Foreign net operating loss carryforward         6,825      4,517      4,338
   Restructuring charge                            2,905          -          -
   Other                                          (1,077)      (552)       (53)
                                                --------   --------   --------
   Net noncurrent charge tax assets                3,384        956        501
   Valuation allowance                            (6,825)    (4,517)    (4,338)
                                                --------   --------   --------
      Net noncurrent deferred tax liabilities   $ (3,441)  $ (3,561)  $ (3,837)
                                                ========   ========   ========


Employee Benefit Plans
In February 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 132, "Employers' Disclosure about Pensions and Other Post Retirement Benefits" (SFAS 132), effective for fiscal years beginning after December 15, 1997. SFAS 132 revises the disclosure about pensions and other postretirement benefit plans. It does not change the measurement or recognition of these plans. Prior year disclosures have been restated to conform with SFAS 132.

Retirement Plans. The company provides retirement benefits for substantially all employees, either through a defined benefit plan, the defined contribution Individual Retirement Asset Account Plan (IRAA), or a combination of both types of plans. Pension contributions are based on funding standards established by the Employee Retirement Income Security Act of 1974.

The majority of the company's salaried and nonunion hourly employees are covered by both a defined benefit plan and the IRAA. These plans are integrated as to retirement benefits, with benefits based on compensation and years of service. Bargaining unit employees are covered by defined benefit retirement plans with benefits based on years of service.

The IRAA assets include the company's common stock, other equities, bonds, and government securities. At December 31, 1998 and 1997, the IRAA had net assets of $50.3 million and $57.4 million, respectively, and held 887,943 shares and 949,345 shares of company stock at December 31, 1998 and 1997, respectively. The company expensed $.6 million for IRAA contributions in 1998 and $.5 million in both 1997 and 1996.

A reconciliation of benefit obligations and plan assets, the funded status, and the prepaid pension cost for the defined benefit plans are presented below. While the market value of IRAA assets is not shown, the effect of the IRAA offset against the defined benefit has been recognized in the benefit obligations presented. The assets of the defined benefit plans are primarily equities, bonds, and government securities.

Reconciliation of Benefit Obligation and Plan Assets, Funded Status, and Prepaid
Benefit Cost
(Thousands of dollars)                                       1998       1997
                                                           --------   --------
Reconciliation of projected benefit obligation
(Actuarial present value of future benefits
including future increases in compensation levels)
Projected benefit obligation at January 1                  $ 70,416   $ 61,625
Service cost-benefits earned during the period                3,420      2,669
Interest cost on projected benefit obligation                 5,288      4,472
Amendments to plans                                              49          -
Actuarial (gain) loss                                        10,665      5,158
Benefits paid                                                (2,662)    (3,508)
                                                           --------   --------
   Projected benefit obligation at December 31             $ 87,176   $ 70,416
                                                           ========   ========

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1                     $ 57,190   $ 48,431
Actual return on plan assets                                  6,877      7,152
Employer contribution                                         5,790      5,115
Benefits paid                                                (2,662)    (3,508)
                                                           --------   --------
   Fair value of plan assets at December 31                $ 67,195   $ 57,190
                                                           ========   ========

Vested and accumulated benefit obligations
(For service and compensation through December 31)
Vested benefit obligation                                  $ 56,134   $ 47,536
                                                           ========   ========
Accumulated benefit obligation                             $ 58,024   $ 49,305
                                                           ========   ========

Funded status and prepaid benefit cost at December 31
Projected benefit obligation (greater) less
 than plan assets                                          $(19,981)  $(13,226)
Unrecognized net transition obligation cost                     472        669
Unrecognized prior service cost                               1,716      1,870
Unrecognized net actuarial (gain) loss                       23,736     15,397
                                                           --------   --------
   Prepaid benefit cost                                    $  5,943   $  4,710
                                                           ========   ========


The annual net pension cost of the defined benefit plans is presented below.

Components of Net Pension Cost
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Service cost - benefits earned during the year  $  3,420   $  2,669   $  2,268
Interest cost on the projected
 benefit obligation                                5,288      4,472      4,096
Expected return on plan assets                    (5,366)    (4,047)    (3,581)
Amortization of transition obligation                197        197        197
Amortization of prior service cost                   202        202        225
Amortization of net actuarial loss                   816        749        933
                                                --------   --------   --------
   Net pension cost                             $  4,557   $  4,242   $  4,138
                                                ========   ========   ========

Assumptions used to determine net pension cost
 and benefit obligations:
   Discount rate of future benefit obligation      7.25%      7.50%      7.50%
   Long-term expected return on plan assets        9.50%      8.50%      8.50%
   Long-term rate of increase
    in compensation levels                         5.50%      5.50%      5.50%


Other Benefit Plans. The company sponsors the Butler Employees Savings Trust, a savings plan under section 401(k) of the Internal Revenue Code. All salaried and nonunion hourly employees are eligible to participate in this plan. Under its terms the company will match 30% of the first 6% of employees' contributions to the plan if certain profitability levels are attained. In 1998, 1997, and 1996 the company reached the defined profitability goals and accordingly expensed $1.5 million, $1.5 million, and $1.1 million, respectively, as a matching contribution to the plan. In addition, the company sponsors 401(k) savings plans for its bargaining unit employees.

The company sponsors a supplemental retirement plan for certain executives. Life insurance arrangements have been purchased which name the company as beneficiary to meet the liabilities of the plan. The company expensed $.8 million, $.7 million, and $.3 million in 1998, 1997, and 1996, respectively, related to this plan.

Postretirement Benefits. The company currently provides certain health care and life insurance benefits for retired employees and their dependents. Substantially all employees become eligible for these benefits if they reach retirement age while still working for the company and have at least ten years of service. Company contributions toward these benefits have been set to fixed amounts per participant not to exceed 175% of 1993 costs. Election of health care and life insurance benefit coverage for retirees and dependents is optional, and requires contributions by the retiree towards the cost of these coverages. The company reserves the right to change or terminate all employee benefits, including postretirement benefits.

A reconciliation of benefit obligations and the funded status and the accrued benefit liability is presented below.

Reconciliation of Benefit Obligations and the Funded Status and Accrued Benefit
Liability
(Thousands of dollars)                                       1998       1997
                                                           --------   --------
Reconciliation of projected benefit obligation
(Actuarial present value of future benefits)
Projected benefit obligation at January 1                  $ 13,386   $ 12,673
Service cost-benefits earned during the period                  360        339
Interest cost on projected benefit obligation                   965        912
Actuarial (gain) loss                                          (228)     1,210
Benefits paid                                                (2,296)    (2,021)
Participant contributions                                       853        846
Curtailments                                                      -       (573)
                                                           --------   --------
   Projected benefit obligation at December 31             $ 13,040   $ 13,386
                                                           ========   ========

Funded Status at December 31
Projected benefit obligation, unfunded                     $ 13,040   $ 13,386
Less: Unrecognized net transition obligation cost            (6,689)    (7,167)
Less: Unrecognized net actuarial loss                        (2,738)    (3,067)
                                                           --------   --------
   Accrued benefit liability                               $  3,613   $  3,152
                                                           ========   ========


The components of the annual net benefit cost are presented below.

Components of Net Benefit Cost
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Service cost - benefits earned during the year  $    360   $    339   $    295
Interest cost on the projected
 benefit obligation                                  965        912        956
Amortization of transition obligation                478        504        504
Amortization of net actuarial loss                   101         37        100
                                                --------   --------   --------
   Net benefit cost                             $  1,904   $  1,792   $  1,855
                                                ========   ========   ========


For measurement purposes, a 5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to remain at 5% for the years 1999 through 2001 when it is anticipated that the plan will reach the cost cap of 175% of 1993 costs.

The discount rate assumption was 7.25% in 1998 and 7.5% in both 1997 and 1996. The rate of future compensation increases has no impact on the plan. The return on plan assets is not applicable since the plan is unfunded and benefits are paid when claims are submitted.

The effect of a 1% change in health care costs on the December 31, 1998 projected benefit obligation would be $.3 million, with less than $ .1 million effect on net benefit cost.


Stock Incentive Plans
Stock options are presently outstanding under the Stock Incentive Plans of 1996, 1987, and 1979. The 1996 Plan covering 600,000 shares was approved in April, 1996. Both the 1987 and 1979 plans were terminated upon the approval of the respective successor plan except for outstanding qualified and nonstatutory stock options and stock appreciation rights.

At December 31, 1998, 1997, and 1996, 267,521, 176,302, and 222,281 shares, respectively, under option were exercisable and 388,393, 486,342, and 592,978 shares, respectively, were available for grant. Below is a summary of stock option activity for the three years ended December 31, 1998. All options have a fixed exercise price.

Summary of Stock Option Activity
                              1998               1997               1996
                       ----------------   ----------------   ----------------
                                Weighted-          Weighted-          Weighted-
                                 average            average            average
                                Exercise           Exercise           Exercise
                        Shares    Price    Shares    Price    Shares    Price
                       -------   ------   -------   ------   -------   ------
Outstanding
at beginning
of year                306,126   $22.86   262,764   $13.98   320,113   $11.64
Granted                103,000   $32.19   113,000   $38.37    28,000   $31.59
Exercised              (22,775)  $13.44   (62,472)  $12.03   (84,349)  $10.84
Forfeited               (7,835)  $34.71    (7,166)  $36.26    (1,000)  $23.00
                       -------            -------            -------
Outstanding
 at end of year        378,516   $25.72   306,126   $22.86   262,764   $13.98
                       =======            =======            =======


Nonqualified stock options were granted by the company in 1998, 1997, and 1996 to key employees under the 1996 and 1987 stock option plans. Options are granted at fair market value and expire between five and ten years from the date of grant. Prior to 1997 options vested in three equal annual installments commencing one year from the date of grant. Options granted in 1998 and 1997 vest one year after date of grant and are fully exercisable thereafter.

The per share weighted-average fair value of stock options granted during 1998, 1997, and 1996 was $10, $14, and $15, respectively, on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions: 1998 - expected dividend yield of 1.9%, risk-free interest rate of 4.6%, expected volatility factor of 36%, and an expected life of five years; 1997 - expected dividend yield of 1.6%, risk-free interest rate of 5.7%, expected volatility factor of 39%, and an expected life of five years; 1996 - expected dividend yield of 1.7%, risk-free interest rate of 6.4%, expected volatility factor of 43%, and an expected life of five years.

Since the company applies APB 25 in accounting for its plans, no compensation cost has been recognized for stock options in net income. Stock-based compensation cost if recorded under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), would have decreased the company's net income and earnings per share by $.6 million and $.08 per share in 1998, $.9 million and $.11 per share in 1997, and $.2 million and $.02 per share in 1996.

The full impact of calculating compensation costs for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above, as compensation cost is reflected over the option's vesting period.

Stock Options Outstanding
                  Options Outstanding                     Options Exercisable
-----------------------------------------------------   -----------------------
                                Weighted-
                                 Average     Weighted-                Weighted-
  Range of       Number         Remaining    Average      Number      Average
  Exercise     Outstanding     Contractual   Exercise   Exercisable   Exercise
   Prices      at 12/31/98    Life in Years    Price    at 12/31/98    Price
------------     -------           ---        ------      -------      ------
$ 8.00-12.00     134,766           1.4        $10.72      134,766      $10.72
$12.00-18.00       7,750           5.0        $17.50        7,750      $17.50
$18.00-27.00       6,000           6.1        $23.00        6,000      $23.00
$27.00-38.75     230,000           3.8        $34.73      119,005      $37.40
                 378,516           3.0        $25.72      267,521      $23.06


Treasury Stock Activity
(Thousands of dollars)                            1998       1997       1996
                                                --------   --------   --------
Common stock held in treasury:
Balance, January 1                              $ 31,456   $ 30,632   $ 29,749
Purchases                                         10,260      6,179      2,543
Sales or issues                                     (797)    (5,355)    (1,660)
                                                --------   --------   --------
Balance, December 31                            $ 40,919   $ 31,456   $ 30,632
                                                ========   ========   ========


Purchases of treasury stock were made in 1998, 1997, and 1996 of 391,513, 189,369, and 87,822 common shares, respectively. Sales or issues of treasury stock were 36,516, 264,899, and 84,349 common shares in 1998, 1997, and 1996, respectively. As a result of options exercised, the company recognized a tax benefit of $.2 million, $.6 million, and $.8 million in 1998, 1997, and 1996, respectively, which was credited directly to retained earnings in the treasury stock transactions.


Quarterly Financial Information (Unaudited)
(Thousands of dollars except per share amounts)
                                         Quarter Ended
                          -----------------------------------------
1998                      March 31    June 30   Sept. 30   Dec. 31     Annual
                          --------   --------   --------   --------   --------
Net sales                 $193,784   $238,517   $268,054   $261,808   $962,163
Gross profit                31,927     41,062     45,245     43,622    161,856
Net earnings (loss)          1,159      4,918      6,733     (5,831)     6,979
Basic earnings
 (loss) per share              .15        .64        .89       (.80)       .92
Diluted earnings
 (loss) per share              .15        .64        .88       (.79)       .92
Dividends
 per share  .                   14        .14        .15        .15        .58

Quarter ended December 31 and annual net earnings and earnings per share amounts include the restructuring and asset impairment charge of $10.7 million or $1.41 per share.

Annual earnings per share do not equal the sum of the quarterly earnings per share because of the timing of net earnings and the purchase of common shares during the year.



                                         Quarter Ended
                          -----------------------------------------
1997                      March 31    June 30   Sept. 30   Dec. 31     Annual
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


Second quarter ended June 30 and annual net earnings and earnings per share amounts include the gain on the sale of the Grain Systems division of $13.3 million or $1.72 per share.


Price Range of Common Stock (Unaudited)
The company's common stock is traded on the New York Stock Exchange. The table below summarizes the high and low prices as reported on the exchange.

                                           1998                     1997
                                   --------------------      -----------------
Quarter                              High        Low           High      Low
                                   ---------   --------      -------   -------
First                              $36         $31 3/16      $41 7/8   $35 3/8
Second                              37 11/16    33 3/8        36 3/4    31 1/4
Third                               35 1/16     23 1/8        37 1/4    33 1/8
Fourth                              24 7/16     20            34 1/2    31 3/8


Historical Review (1998-1994)
                                1998      1997      1996      1995      1994
                              --------  --------  --------  --------  --------
Income Statement Data
   Net sales                  $962,163  $924,646  $870,162  $826,538  $692,190
   Net earnings                  6,979    34,384    25,763    23,432    15,355
      As a percent of sales       0.7%      3.7%      3.0%      2.8%      2.2%
      As a percent of average
       shareholders' equity       4.6%     24.5%     22.7%     25.8%     21.8%
   Per share of common stock:
      Basic earnings          $   0.92  $   4.48  $   3.39  $   3.14  $   2.13
      Diluted earnings            0.92      4.43      3.35      3.07      2.07
      Cash dividends declared     0.58       .52       .44       .37       .13
      Cash dividends paid         0.57       .50       .42       .33       .07
                              ========  ========  ========  ========  ========

Financial Position At Year-End
   Assets
      Current assets          $253,500  $233,323  $222,061  $187,303  $188,652
      Property, plant, and
       equipment, net           97,704    96,339    77,398    63,407    48,526
      Total assets             393,893   374,972   337,420   282,869   271,136

   Working capital
      Net working capital     $ 92,370  $ 68,819  $ 61,182  $ 61,171  $ 52,572
      Ratio of current assets
       to current liabilities      1.6       1.4       1.4       1.5       1.4

   Financial structure
      Long-term debt, less
       current maturities     $ 62,901  $ 33,918  $ 38,397  $ 42,613  $ 40,263
      Total debt                68,733    39,780    43,861    47,064    42,737
      Shareholders' equity     150,188   156,566   124,442   102,423    79,102
         Per common share,
          year end               20.62     20.50     16.46     13.54     10.83
      Total debt as a percent
       of total capital            31%       20%       26%       32%       35%
                              ========  ========  ========  ========  ========

General Statistics
   Depreciation and
    amortization              $ 14,923  $ 12,474  $  9,737  $  8,861  $  7,776
   Capital expenditures       $ 14,800  $ 30,249  $ 22,670  $ 22,663  $ 13,663
   Basic shares
    outstanding, average         7,553     7,668     7,590     7,458     7,201
   Diluted shares
    outstanding, average         7,612     7,754     7,693     7,630     7,407
   Common shares
    outstanding, year end        7,282     7,637     7,561     7,565     7,305
   Common shareholders,
    year end                     2,210     2,310     2,345     2,411     2,473
   Number of employees,
    year end                     5,171     5,117     4,162     3,966     3,564
                              ========  ========  ========  ========  ========

1. In thousands except per share amounts for common stock and the number of shareholders and employees.
2. The 1994 basic and diluted earnings per share and all other share amounts have been restated to reflect the effect of the June, 1995 3-for-2 stock split.
3. The 1997 net earnings include an after-tax gain on the sale of the Grain Systems division of $13.3 million or $1.72 per share.
4. The 1998 net earnings include a restructuring and asset impairment charge of $10.7 million or $1.41 per share.
5. Earnings per share have been restated to reflect the provisions of Statement of Financial Accounting Standard No. 128 - Earnings Per Share.
