Form 10-K, Exhibit 13
period 1998-12-31
BUTLER MANUFACTURING CO
filed 1999-03-29
CIK 15840

                                                                    EXHIBIT 13.2


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Butler Manufacturing Company:

We have audited the consolidated statement of earnings and retained earnings and cash flows of Butler Manufacturing Company and subsidiaries for the year ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Butler Manufacturing Company and subsidiaries at December 31, 1996, in conformity with generally accepted accounting principles.

                                                                   /S/ KPMG LLP
                                                                   ____________
                                                                       KPMG LLP
Kansas City, Missouri
                                                               February 3, 1997