Form 10-K405, Exhibit 13
period 1999-12-31
BUTLER MANUFACTURING CO
filed 2000-03-24
CIK 15840

Financial Review
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Company sales for 1999 were $973 million, an increase of 1% over 1998 sales of $962 million. The Architectural Products and Construction Services segments increased 11% and 13%, respectively. The Building Systems segment sales declined 2% and the Real Estate segment reported a 17% decline in sales in 1999.

Sales in the Architectural Products segment were $202 million in 1999 and $182 million in 1998. Continued strong demand for both storefront and curtain wall product lines contributed to the increase in sales, along with improved Moduline window sales and exceptional service provided to customers.

The Construction Services segment sales were $152 million in 1999 compared with $135 million in 1998. Construction Services continued to benefit from strategic alliance customer relationships with large domestic companies by meeting their construction needs for multiple projects.

The Building Systems segment sales were $625 million in 1999 compared with $638 million in 1998. Domestic steel building sales declined 4% in 1999 reflecting the reduced market opportunity in the industrial market. The Lester wood frame buildings business reported 12% lower sales for the year due to weak demand in agricultural markets. Lower steel building sales in Europe and Brazil resulted from the repositioning and closing of manufacturing facilities and weaker economic activity in Europe and South America. Sales in the China region doubled.

The Real Estate segment, which develops build-to-suit-to-lease facilities and sells them to investors, reported sales of $27 million in 1999 compared with $33 million in 1998, reflecting fewer project sales.

The company's consolidated sales in 1998 were $962 million compared with $925 million in 1997, an increase of 4%. Building Systems segment revenues increased slightly over 1997, with both domestic and international steel buildings contributing to the increase. Architectural Products segment sales increased 20% due to increased demand for curtain wall and storefront systems, plus a full year of sales in 1998 for Moduline and Rebco West, both acquired in 1997.

Gross profit in 1999 was $172 million or 17.7% of sales compared to $162 million or 16.8% of sales in 1998. Gross profit in the Building Systems segment declined due to lower sales. The Architectural Products segment gross profit dollars increased 33% in 1999, on higher sales and improved operational efficiency. Gross profit dollars in the Construction Services increased by 16% due to higher sales while the Real Estate segments gross profit was comparable to the prior year.

Gross profit was $162 million or 16.8% of sales in 1998 compared with $164 million or 17.7% of sales in 1997. The gross profit dollars decreased due primarily to project losses sustained by the Brazilian operation in 1998.

Selling, general, and administrative expenses were $134 million in 1999 compared to $125 million in 1998 or 13.7% and 13% of sales, respectively. In 1997 selling, general, and administrative expenses were $122 million or 13.2% of sales. The increase in 1999 resulted from sales increases and costs associated with the write-down of a software project in the U.S. metal building systems business to net realizable value.

In 1999 the company recorded a restructuring charge, net of recoveries, of $1.1 million due to the restructuring of the company's Brazilian and European operations. In 1998, the company recorded a $7.1 million restructuring charge and a $6.5 million asset impairment charge. See further discussion on page 16.

In 1999 the company recorded other income of $.2 million compared with $.4 million in 1998 and $1.2 million in 1997. The amount of rental income received on real estate development projects accounts for most of the differences in each year.

In June 1997 the company recorded a pretax gain of $22 million from the sale of the Grain Systems division.

Interest expense in 1999 of $5.6 million was comparable to the $5.7 million recorded in 1998. Domestic borrowings declined in the latter half of 1999 due to better working capital management, offset by greater foreign borrowings. The 1998 increase over the $5.1 million recorded in 1997 was due to $35 million of private placement notes funded in March 1998 and higher short-term borrowings to support working capital needs early in 1998.

The company's effective tax rates were 17.1% in 1999, 60.5% in 1998, and 42.5% in 1997. The lower effective rate in 1999 resulted

(PIE CHARTS)

SEGMENT CONTRIBUTION

SALES

Building Systems.........61%
Architectural Products...21%
Construction Services....15%
Real Estate...............3%

EARNINGS

Building Systems.........47%
Architectural Products...40%
Construction Services.....5%
Real Estate...............8%
from a $5.8 million tax benefit from the sale of the company's Scottish subsidiary, Butler Building Systems, Ltd. The higher rate in 1998 was due to a larger foreign loss component of the company's pretax earnings.

Liquidity and Capital Resources
The company's cash balance increased $42.7 million in 1999 compared to increases of $4.7 million in 1998 and $3.5 million in 1997. Principal sources of cash in 1999 were $82.8 million from operations including better earnings and greatly improved working capital management. Principal uses of cash in 1999 were capital expenditures of $13.6 million, share repurchases of $13.1 million, $5.9 million in repayments of long-term debt, and $4.3 million for dividends.

In 1998 principal sources of cash were $32.2 million from operations and $35 million from the issuance of private placement notes. Principal uses of cash were capital expenditures of $14.8 million, a $19.7 million reduction in short-term borrowings, and share repurchases of $10.3 million. In 1997 principal sources of cash were earnings adjusted for depreciation and amortization, along with proceeds from the sale of the Grain Systems division. Principal uses of cash were capital expenditures and increases to working capital.

Cash flow from operations was $82.8 million in 1999 compared with $32.2 million in 1998 and $5.2 million in 1997. Inventory levels decreased $10.3 million due to improved purchasing practices. Reductions in receivables of $15 million resulted from improved collection efforts in all business segments. In 1998 and 1997, working capital increased due to the timing of sales during each year.

In March 1998 the company completed a $35 million private placement financing. The notes mature in March 2013, carry a fixed interest rate of 6.57%, and are payable in equal annual installments of $3.5 million beginning in 2004. Proceeds were used to pay down the company's short-term borrowings and other corporate purposes. The company's total debt to total capital ratio was 28% at December 31, 1999 compared with 31% and 20% at December 31, 1998 and 1997, respectively.

The company maintains short-term credit facilities aggregating $46.5 million to meet the needs of the company and its subsidiaries. Borrowings outstanding at December 31, 1999 were $3.3 million. Management believes the company's operating cash flow and its bank credit lines are sufficient to meet future liquidity requirements.

Capital expenditures were $13.6 million in 1999, $14.8 million in 1998, and $30.2 million in 1997. The higher expenditures in 1997 were used to expand domestic and international production capacity in the Building Systems and Architectural Products segments.

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

Steel is the company's largest purchased commodity. The company enters into forward steel purchase arrangements in its metal buildings business for periods of less than one year duration to protect against potential price increases. To the extent there are increases in the company's steel costs, they are generally recaptured in the company's product sales prices. During 1999, steel prices remained relatively stable.

Aluminum hedge contracts of less than one year duration are purchased to hedge the engineered products backlog of the Vistawall group against potential losses caused by increases in aluminum costs. This product line is sensitive to material cost movements due to the longer lead time from project quote to manufacture. Gains or losses recorded on hedge contracts are offset against the actual aluminum costs incurred. At December 31, 1999 outstanding hedge contracts represent less than 10% of annual aluminum purchases. The fair value of aluminum contracts and their associated risk were immaterial at that date. During the latter half of 1999 aluminum prices experienced an increase over 1998 levels.

The company's wood frame building business enters into forward purchase arrangements for commercial grade lumber for

(BAR CHART)

CASH INCREASED $42.7 MILLION DURING 1999
(Tabular data in millions)

SOURCES
Earnings adjusted for non-cash items....$46.6
Working capital reductions..............$36.2

USES
Capital expenditures....................$13.6
Share repurchases                       $13.1
Reduction of long-term debt.............$ 5.9
Dividends...............................$ 4.3
All other-net...........................$ 3.2
periods of less than one year duration. Lumber costs are generally more volatile than steel costs. To offset increases in lumber costs the company adjusts product prices accordingly. During 1999 lumber costs fluctuated within a typical range of historical volatility.

Interest Rates: Approximately 90% of the company's total debt carries a fixed interest rate, therefore the company's interest expense is relatively stable and not influenced by changes in market interest rates. Principal payments over the next five years on the fixed-rate debt are $24.5 million with a weighted-average interest rate of approximately 6.9%. At the end of five years, the outstanding fixed-rate debt of $31.7 million carries a weighted-average interest rate of 6.6%.

Foreign Currency Fluctuation: The majority of the company's business is transacted in U.S. dollars which limits the company's exposure to foreign currency fluctuations. Where the company has foreign-based operations, the local currency has been adopted as the functional currency. As such, the company has both transaction and translation foreign exchange exposure in those operations.

The company's net asset investment in foreign operations at December 31, 1999 was approximately $16 million. Due to relative cost and limited availability, the company does not hedge its foreign net asset exposure.

The company does hedge short-term foreign currency transaction exposures related to sales activity in Canada. Forward Canadian dollar sale contracts of less than one year duration are purchased to cover the exposure. At December 31, 1999 the fair value of such contracts was immaterial.


Restructuring and Asset Impairment Charges
In December 1998 the company's board of directors approved a restructuring of the South American and European metal buildings operations. As a result, the company recorded a $7.1 million pretax charge in connection with the restructuring. In addition, the company recorded a $6.5 million pretax charge for the impairment of certain assets.

The actions leading to the restructuring charge were the closing of manufacturing operations in Brazil and the repositioning of European operations. The charge includes amounts for the write-down to realizable sale value of redundant assets ($2.8 million) and the write-off of worthless assets ($1.9 million). Estimates of realizable sales values were obtained from outside appraisal and the company's experience in selling redundant assets. The remaining $2.4 million pertains to severance and termination costs for approximately one hundred employees ($1.3 million) and legal, claims, and other incremental shut-down costs ($1.1 million) associated with the restructuring.

In the first quarter of 1999 the Brazilian government decided to float its currency, the real. This lead to a significant devaluation of the Brazilian real against the U.S. dollar. As a result the company recognized an additional currency translation loss as a restructuring charge in 1999. The additional charge during 1999, net of recoveries from the original charge in 1998, was $1.1 million.


Year 2000 Update
In 1999 the company successfully completed its Year 2000 ("Y2K") remediation efforts for all its principal business, manufacturing, and engineering systems at a total incurred cost of $3 million. The costs were expensed as they were incurred.

To date there have been no significant reportable events related to the company's key computer information and manufacturing control systems, nor to the failure of any suppliers to meet their commitments. The company plans to continue to monitor and report incidents, if any, through the first quarter of 2000. Although contingency plans are in place to address areas of Y2K exposure, the company does not anticipate incurring any material future costs or disruptions associated with Y2K.


Board of Directors
In 1999 the board of directors elected K. Dane Brooksher as director. Mr. Brooksher is Chairman and CEO of ProLogis Trust, a leading real estate investment trust specializing in the acquisition, development, marketing, operation, and ownership of distribution facilities and services worldwide. Alan M. Hallene will retire from the board of directors in April 2000 after 20 years of service. Judith A. Rogala retired from the board of directors in 1999 after 10 years of service.


Outlook
Domestic economic indicators suggest a slower rate of growth and somewhat higher interest rates for the U.S. economy in 2000. Internationally, the operational and marketing progress made in China during 1999 together with a $5 million facility expansion to be operational in 2000 will greatly improve the company's ability to serve this large market. The repositioning of the European operations during 1999 should assist in lowering operating costs in this business and make it more competitive in both the western and eastern European markets. The company plans to expand its Architectural Products business by constructing a new $24 million extrusion and finishing facility to be operational in the first quarter of 2001. A domestic metal building systems plant will be established in the southern U.S. during 2000 to make small buildings, to better penetrate this building market.

Continued growth of worldwide strategic alliances with major corporations is a factor that may lessen the effect of a slower economy. Also, growth opportunities continue for the company's systems approach to providing construction solutions, as pre-engineered metal buildings currently command only one-half of all targeted nonresidential construction markets in the U.S.

Order backlog at year-end was $323 million, 3% greater than a year ago, with higher margin product backlog up 13% and construction backlog 27% lower.


Dividends
In September 1999 the company increased its quarterly dividend to $.16 per common share, the fifth consecutive year of dividend increases.


Forward Looking Information
This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which may include statements concerning projection of revenues, income or loss, capital expenditures, capital structure, or other financial items, statements regarding the plans and objectives of management for future operations, statements of future economic performance, statements of future operations, statements of the assumptions underlying or relating to any of the forgoing statements, and other statements which are other than statements of historical fact. These statements appear in a number of places in this report and include statements regarding the intent, belief, or current expectations of the company and its management with respect to (i) the cost and timing of the completion of new or expanded facilities, (ii) the company's competitive position, (iii) the supply and price of materials used by the company, (iv) the demand and price for the company's products and services, or (v) other trends affecting the company's financial condition or results of operations including changes in manufacturing capacity utilization and corporate cash flow in both domestic and international markets. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of these various factors.


Report of Independent Public Accountants

To the Shareholders of Butler Manufacturing Company:

We have audited the accompanying consolidated balance sheets of Butler Manufacturing Company (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings and retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Butler Manufacturing Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Kansas City, Missouri
January 26, 2000

Consolidated Balance Sheets

$ in thousands
At December 31,                                            1999       1998
                                                         --------   --------
Assets
Current assets:
   Cash and cash equivalents                             $ 52,951   $ 10,260
   Receivables:
      Trade                                               111,699    122,345
      Other                                                 8,563     12,068
                                                         --------   --------
                                                          120,262    134,413
      Less allowance for possible losses                    4,674      3,791
                                                         --------   --------
         Net receivables                                  115,588    130,622
   Inventories                                             59,987     70,252
   Real estate developments in progress                    18,725     19,139
   Deferred tax assets                                      9,238     10,944
   Other current assets                                    14,499     12,283
                                                         --------   --------
         Total current assets                             270,988    253,500
                                                         --------   --------

Investments and other assets                               36,818     38,689

Assets held for sale                                        4,000      4,000

Property, plant, and equipment, at cost:
   Land                                                     4,895      5,017
   Buildings                                               59,823     60,166
   Machinery, tools, and equipment                        135,313    137,290
   Office furniture and fixtures                           37,972     39,573
   Transportation equipment                                 1,504      1,625
                                                         --------   --------
                                                          239,507    243,671
   Less accumulated depreciation                          145,456    145,967
                                                         --------   --------
         Net property, plant, and equipment                94,051     97,704
                                                         --------   --------
                                                         $405,857   $393,893
                                                         ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Page 18


$ in thousands
At December 31,                                            1999       1998
                                                         --------   --------
Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable to banks                                $  3,311   $  1,627
   Current maturities of long-term debt                     5,676      5,832
   Accounts payable                                        90,422     83,710
   Dividends payable                                        1,100      1,092
   Accrued taxes and other expenses                        50,443     40,728
   Accrued payroll and pension expense                     14,632     17,180
   Billings in excess of costs and estimated earnings       4,787      4,536
   Taxes on income                                          4,603      6,425
                                                         --------   --------
         Total current liabilities                        174,974    161,130
                                                         --------   --------

Deferred tax liabilities                                    1,642      3,441

Other noncurrent liabilities                               12,670     16,233

Long-term debt, less current maturities                    57,021     62,901

Shareholders' equity:
   Common stock, no par value, authorized 20,000,000
    shares, issued 9,088,200 shares, at stated value       12,623     12,623
   Foreign currency translation adjustment                 (1,102)       (52)
   Retained earnings                                      199,229    178,536
                                                         --------   --------
                                                          210,750    191,107
   Less cost of common stock in treasury, 2,211,646
    shares in 1999 and 1,806,202 shares in 1998            51,200     40,919
                                                         --------   --------
         Total shareholders' equity                       159,550    150,188

Commitments and contingencies
                                                         --------   --------
                                                         $405,857   $393,893
                                                         ========   ========


Consolidated Statements of Earnings and Retained Earnings

$ in thousands, except per share amounts
Years ended December 31,                        1999       1998       1997
                                              --------   --------   --------
Net sales                                     $973,153   $962,163   $924,646
Cost of sales                                  801,144    800,307    760,721
                                              --------   --------   --------
   Gross profit                                172,009    161,856    163,925
Selling, general, and administrative expenses  134,442    125,291    122,214
Restructuring charge                             1,067      7,117          -
Asset impairment charge                              -      6,499          -
                                              --------   --------   --------
   Operating income                             36,500     22,949     41,711

Other income (expense), net                        246        393      1,180
Gain on sale of business                             -          -     22,000
                                              --------   --------   --------
                                                   246        393     23,180
                                              --------   --------   --------
   Operating and other income                   36,746     23,342     64,891

Interest expense                                 5,572      5,667      5,069
                                              --------   --------   --------
   Pretax earnings                              31,174     17,675     59,822
Income taxes                                     5,340     10,696     25,438
   Net earnings                                 25,834      6,979     34,384

Retained earnings at beginning of year         178,536    175,373    141,900
                                              --------   --------   --------
                                               204,370    182,352    176,284
Dividends declared:
   Common stock, $.62, $.58, and
    $.52 per share                              (4,352)    (4,356)    (3,999)
Net change in retained earnings from
 treasury stock transactions                      (789)       540      3,088
                                              --------   --------   --------
Retained earnings at end of year              $199,229   $178,536   $175,373
                                              ========   ========   ========
Basic earnings per share                      $   3.66   $   0.92   $   4.48
                                              ========   ========   ========
Diluted earnings per share                    $   3.63   $   0.92   $   4.43
                                              ========   ========   ========


Consolidated Statements of Comprehensive Income

$ in thousands
Years ended December 31,                        1999       1998       1997
                                              --------   --------   --------
Net earnings:                                 $ 25,834   $  6,979   $ 34,384
   Other comprehensive income:
      Foreign currency translation adjustment   (1,050)       (78)      (525)
                                              --------   --------   --------
Comprehensive income                          $ 24,784   $  6,901   $ 33,859
                                              ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows

$ in thousands
Years ended December 31,                        1999       1998       1997
                                              --------   --------   --------
Cash flows from operating activities:
Net earnings                                  $ 25,834   $  6,979   $ 34,384
Adjustments to reconcile net earnings to
 net cash provided by operating activities:
   Depreciation and amortization                19,972     14,923     12,474
   Restructuring charge                          1,067      7,117          -
   Asset impairment charge                           -      6,499          -
   After tax gain on sale of business                -          -    (13,299)
   Equity in (earnings) loss of joint ventures    (241)       222       (576)
   Change in assets and liabilities, net of
    sale or purchase of new businesses:
      Receivables                               15,034    (23,740)     3,914
      Inventories                               10,405      6,871    (21,999)
      Real estate developments in progress         414      3,262     11,402
      Deferred taxes                               (93)    (3,252)       790
      Other current assets and
       current liabilities                      10,387     13,316    (21,885)
                                              --------   --------   --------
         Net cash provided by
          operating activities                  82,779     32,197      5,205
                                              --------   --------   --------

Cash flows from investing activities:
Capital expenditures                           (13,634)   (14,800)   (30,249)
Cash received on sale of business                    -          -     33,748
Acquisition of new businesses                        -          -     (7,697)
Net change in other noncurrent assets             (641)    (7,356)    (2,429)
                                              --------   --------   --------
         Net cash used by
          investing activities                 (14,275)   (22,156)    (6,627)
                                              --------   --------   --------

Cash flows from financing activities:
Proceeds from issuance of long-term debt             -     35,000        790
Repayment of long-term debt                     (5,880)    (6,017)    (5,826)
Net change in short-term borrowings              1,528    (19,683)    12,284
Dividends paid                                  (4,344)    (4,333)    (3,837)
Issuance of treasury stock                       2,812        797      1,507
Purchase of treasury stock                     (13,093)   (10,260)    (6,179)
Net change in other noncurrent liabilities      (5,786)      (722)     6,710
                                              --------   --------   --------
         Net cash provided (used) by
          financing activities                 (24,763)    (5,218)     5,449
Effect of exchange rate changes                 (1,050)       (78)      (525)
                                              --------   --------   --------
         Net change in cash and
          cash equivalents                      42,691      4,745      3,502
Cash and cash equivalents at beginning of year  10,260      5,515      2,013
                                              --------   --------   --------
         Cash and cash equivalents
          at end of year                      $ 52,951   $ 10,260    $ 5,515
                                              ========   ========   ========

See Accompanying Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements

Significant Accounting Policies
Reclassifications. Certain reclassifications have been made to prior years information to conform to the 1999 presentation.

Principles of Consolidation. The consolidated financial statements include all subsidiaries which are more than 50% owned. Corporations in which the company has stock ownership up to but not over 50% are accounted for using the equity method. All significant intercompany profits, account balances, and transactions are eliminated in consolidation.

Use of Estimates. Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are defined as all demand deposits and highly liquid investments with original maturities of 90 days or less.

Inventories. Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out (FIFO) method had been used for all locations, inventories would have been $9.3 million and $10.2 million higher than those reported at December 31, 1999 and 1998, respectively.
 The use of the LIFO method increased net earnings by $.5 million ($.08 per share) and $.4 million ($.05 per share) in 1999 and 1998 respectively. Net earnings in 1997 were decreased by $.3 million ($.04 per share) due to the use of the LIFO method.

Inventories by Component

(Thousands of dollars)                                     1999       1998
                                                         --------   --------
Raw materials                                            $ 20,620   $ 34,509
Work in process                                            13,787      8,503
Finished goods                                             34,924     37,417
                                                         --------   --------
   FIFO inventory                                          69,331     80,429
LIFO reserve                                               (9,344)   (10,177)
                                                         --------   --------
   LIFO inventory                                        $ 59,987   $ 70,252
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

Research and Development Costs. Costs incurred in the creation and start-up of new products or changes of existing products are charged to expense as incurred. The company expended $2.9 million of research and development costs in 1999, 1998 and 1997.

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

Deferred Charges. Incremental costs related to the development of major software applications expected to reduce costs in future periods have been capitalized in accordance with the Accounting Standards Executive Committee's Statement of Position 98-1, are included in "Investments and other assets" in the consolidated balance sheets ($13.5 million and $14 million at December 31, 1999 and 1998, respectively), and are being amortized on a straight-line basis over periods not exceeding seven years ($3 million in 1999, $2.1 million in 1998, and $1.2 million in 1997). During 1999 and 1998, the unamortized cost of software applications was reduced by $4.9 million and $1.1 million respectively, to reflect current value.

Derivative Instruments and Hedging Activities. The Financial Accounting Standards Board (FASB) issued Statement Nos. 133 and 137, "Accounting for Derivative Instruments and Hedging Activities" effective for fiscal years beginning after June 15, 2000. These new statements replace existing pronouncements and practices with an integrated accounting and reporting standard for derivatives and hedging activities. They require every derivative instrument be recorded in the balance sheet as either an asset or liability at its fair value, and changes in a derivative's fair value be recognized in current earnings or other comprehensive income.

The company enters into forward currency exchange contracts and hedge contracts for certain commodities used in its trade or business. Currently, gains or losses on open contracts are not reflected in the company's financial statements, but are recorded only at their contract settlement date. The effect of implementing FASB No. 133 is still under evaluation but is not believed to have a material effect on the company's financial statements.

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

Basic and Diluted Earnings Per Share (EPS) Computations

                                                             1999
                                                  -------------------------
(In thousands except                                                Per Share
per share amounts)                             Net Earnings  Shares   Amount
                                                  -------    -----    -----
Basic EPS available to common shareholders        $25,834    7,064    $3.66
Assumed conversion of stock options                             47
                                                  -------    -----    -----
Diluted EPS available to common shareholders
 plus assumed conversions                         $25,834    7,111    $3.63
                                                  =======    =====    =====

                                                             1998
                                                  -------------------------
(In thousands except                                                Per Share
per share amounts)                             Net Earnings  Shares   Amount
                                                  -------    -----    -----
Basic EPS available to common shareholders        $ 6,979    7,553    $ .92
Assumed conversion of stock options                             59
                                                  -------    -----    -----
Diluted EPS available to common shareholders
 plus assumed conversions                         $ 6,979    7,612    $ .92
                                                  =======    =====    =====

                                                             1997
                                                  -------------------------
(In thousands except                                                Per Share
per share amounts)                             Net Earnings  Shares   Amount
                                                  -------    -----    -----
Basic EPS available to common shareholders        $34,384    7,668    $4.48
Assumed conversion of stock options                             86
                                                  -------    -----    -----
Diluted EPS available to common shareholders
 plus assumed conversions                         $34,384    7,754    $4.43
                                                  =======    =====    =====


The following exercisable options were excluded from the computations of annual diluted EPS presented above. Exercisable options are not considered to be common equivalent shares during quarters when the options' exercise price exceeded the average market price of the common shares.

Options Excluded from Diluted EPS

    Year
  excluded          Number of         Range of exercise         Year(s) the
  from EPS        option shares      prices for excluded     excluded options
calculation         excluded            option shares             expire
    ----            -------            ---------------         ------------
    1999            368,500            $23.00 - $38.50         2001 to 2006
    1998            169,500            $23.00 - $38.50         2001 to 2006
    1997            105,750            $35.88 - $38.50             2002


Foreign Currency Translation. The value of the U.S. dollar fluctuates on foreign currency exchanges which creates exchange gains or losses on the company's international investments.

These investments and the related equity earnings and losses are translated into U.S. dollars at year end and average exchange rates, respectively. The gains or losses that result from translation are shown in the shareholders' equity section of the consolidated balance sheets. In 1999, a $1.5 million foreign currency devaluation loss was recognized on the income statement as part of the restructuring charge for the company's Brazilian net asset exposure. Foreign currency exchange transaction gains or losses for 1998 and 1997 were immaterial to consolidated results.

Comprehensive Income. The only component of comprehensive income is a foreign currency translation adjustment, which has not been tax effected.

Financial Instruments. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 1999 and 1998 the fair value of the company's long-term debt was not materially different than its carrying value. Other financial instruments, consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of these instruments.

The company has entered into derivative transactions for purposes other than trading as a means of managing risk of loss of underlying assets. Aluminum hedge contracts of less than one year duration are utilized to hedge architectural aluminum product backlog against losses caused by changes in aluminum costs. Foreign currency forward contracts of less than one year duration are used to hedge certain of the company's foreign currency exposure. Gains or losses related to qualifying hedges are recognized in income when the hedged transaction settles. The fair values of open aluminum hedge contracts and foreign currency hedges at December 31, 1999 and 1998 were immaterial.

The company has no significant off-balance sheet risks or concentrations of credit.

Construction Contracts. The company recognizes earnings on construction contracts using the percentage of completion method based upon its estimate of the completion of each project. Costs and estimated earnings in excess of billings were $6.3 million and $1.5 million at December 31, 1999 and 1998, respectively, and are reflected in the consolidated balance sheets under the caption "Inventories." Total receivables due under construction contracts, which are included as trade receivables, were $16.7 million and $24.7 million at December 31, 1999 and 1998, respectively. Included in the contract receivables were $5 million and $4 million at December 31, 1999 and 1998, respectively, for amounts billed but not collected pursuant to retainage provisions. These amounts are due upon completion of the contracts.

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

These acquisitions were accounted for as purchases. The excess of cost over net assets of businesses acquired, which is classified as "Investments and other assets" in the consolidated balance sheets, is being amortized over periods not exceeding forty years.

Sale and Dissolution of Businesses. In September 1999, the company sold the shares of its United Kingdom metal buildings business, Butler Building Systems, Ltd., to Aerpac Investment Holding UK Ltd. The company recorded a one-time tax benefit of $5.8 million as a carryback of its capital loss.

In June 1997, the company sold the business and substantially all of the assets and liabilities of the Grain Systems division to CTB, Inc. for $34 million in cash. The sale of the Grain Systems division generated an after-tax gain of $13.3 million, or $1.72 per share. Net cash proceeds to the company were approximately $23 million.

Net sales and pretax earnings for the Grain Systems division for the year 1997 was $19.5 million and $3.5 million, respectively.

In December 1997, the company agreed to dissolve its 50%-owned partnership, Advanced Building Systems. The financial impact of dissolution on the company's financial results was immaterial.

Restructuring and Asset Impairment Charges. In December 1998, the company's board of directors approved a restructuring of the South American and European metal buildings operations. As a result, the company recorded a $7.1 million pretax charge in connection with the restructuring. In addition, the company recorded a $6.5 million pretax charge for the impairment of certain assets. The actions leading to the restructuring charge were the closing of manufacturing operations in Brazil and the repositioning of European operations. Estimates of realizable asset sale values were obtained from outside appraisal and the company's experience in selling redundant assets.

The remaining $.9 million restructuring accrual at the end of 1999 pertains to severance and termination costs ($.3 million), and legal, claims, and other incremental shut-down costs ($.6 million). The company utilized $1.1 million of the 1998 restructuring accrual during 1999 with $.1 million utilized in the first quarter, $.6 million in the second quarter, $.3 million in the third quarter, and $.1 million in the fourth quarter.

Restructuring charge and accrual activity during 1999

                              12/31/1998                             12/31/99
(Thousands of dollars)          Accrual   Utilization   Recoveries    Accrual
                                ------      -------       ------       ----
Severance and
 termination costs              $1,185      $  (929)      $   -        $256
Legal, claims, and
 other costs                     1,092         (168)        (295)       629
                                ------      -------       ------       ----
                                $2,277      $(1,097)        (295)      $885
                                ======      =======       ======       ====

Redundant and worthless assets recoveries                   (152)
                                                          ------
Total recoveries from 1998 charge                           (447)
1999 restructuring charge:
Foreign currency devaluation-Brazil                        1,514
                                                          ------
Net restructuring charge for 1999                         $1,067
                                                          ======

During the first quarter of 1999 the company recorded an additional $1.5 million restructuring charge for currency translation losses on its Brazilian net asset exposure. In the third quarter $.4 million of the 1998 restructuring charge was taken to income, due to reduced legal, claims, and other costs, and better than expected recovery on redundant and worthless assets. Restructuring charges, net of recoveries, totaled $1.1 million during 1999.

Assets Held for Sale. BMC Real Estate, Inc., a wholly-owned subsidiary, owns land for development which is included in "Assets held for sale" in the consolidated balance sheets with a net carrying value of $4 million at December 31, 1999 and 1998. During 1998, the carrying value of this land development was reduced to its current market value based upon an appraisal.


Business Segments
The company groups its operations into four business segments: Building Systems, Architectural Products, Construction Services, and Real Estate. The Building Systems segment includes the U.S. and foreign building systems businesses and the company's international joint venture operations. These business units supply steel and wood frame pre-engineered building systems for a wide variety of commercial, community, industrial, and agricultural applications. Also included in the Building Systems segment are the 1999 and 1998 restructuring and asset impairment charges previously included in Other.

The Architectural Products segment includes the operations of the Vistawall Group. The group's businesses design, manufacture, and market architectural aluminum systems for nonresidential construction, including curtain wall, storefront systems, windows, doors, skylights, and roof accessories.

The Construction Services segment provides comprehensive design and construction planning, execution, and management services for major purchasers of construction. Projects are usually executed in conjunction with the dealer representatives of other Butler divisions.

The Real Estate segment provides real estate build-to-suit-to-lease development services in cooperation with Butler dealers.

The accounting policies for the segments are the same as those described in the summary of significant accounting policies. The company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and expertise.

The Other classification in the following tables represent unallocated corporate expenses and assets, including corporate offices, deferred taxes, pension accounts, interest expense, and intersegment eliminations. Also included are the operating results of the company's Grain Systems division until its sale in June 1997 as well as the gain on the sale of the division.

Net sales represent revenues from sales to affiliated and unaffiliated customers before elimination of intersegment sales which is included in Other. Intersegment eliminations are primarily sales from the Building Systems and Architectural Products segments to Construction Services.

Net Sales

(Thousands of dollars)                          1999       1998       1997
                                              --------   --------   --------
Building Systems                              $624,518   $637,591   $633,441
Architectural Products                         202,332    181,541    152,035
Construction Services                          151,937    134,532    120,905
Real Estate                                     27,309     32,809     37,577
Other                                          (32,943)   (24,310)   (19,312)
                                              --------   --------   --------
                                              $973,153   $962,163   $924,646
                                              ========   ========   ========

Interest Expense

(Thousands of dollars)                          1999       1998       1997
                                              --------   --------   --------
Building Systems                              $    717   $    425   $    492
Architectural Products                               -          -          -
Construction Services                                -          -          -
Real Estate                                         92        278        891
Other                                            4,763      4,964      3,686
                                              --------   --------   --------
                                              $  5,572   $  5,667   $  5,069
                                              ========   ========   ========

Pretax Earnings (Loss)

(Thousands of dollars)                          1999       1998       1997
                                              --------   --------   --------
Building Systems                              $ 22,476   $ 15,315   $ 31,562
Architectural Products                          19,263     11,590      9,161
Construction Services                            2,248      2,147      1,519
Real Estate                                      4,094      4,221      5,032
Other                                          (16,907)   (15,598)    12,548
                                              --------   --------   --------
                                              $ 31,174   $ 17,675   $ 59,822
                                              ========   ========   ========

Assets represent both tangible and intangible assets used by each business segment. Other represents corporate cash and cash equivalents, assets held for sale, corporate equipment, and various other assets which are not related to a specific business segment.

Assets

(Thousands of dollars)                          1999       1998       1997
                                              --------   --------   --------
Building Systems                              $212,652   $227,474   $226,681
Architectural Products                          83,315     80,799     69,299
Construction Services                           27,369     26,596     19,921
Real Estate                                     22,731     26,303     24,415
Other                                           59,790     32,721     34,656
                                              --------   --------   --------
                                              $405,857   $393,893   $374,972
                                              ========   ========   ========

Capital Expenditures

(Thousands of dollars)                          1999       1998       1997
                                              --------   --------   --------
Building Systems                              $ 10,934   $  8,549   $ 16,689
Architectural Products                           2,188      5,677      7,473
Construction Services                              299        381      4,634
Real Estate                                          -         39          3
Other                                              213        154      1,450
                                              --------   --------   --------
                                              $ 13,634   $ 14,800   $ 30,249
                                              ========   ========   ========

Capital expenditures exclude property, plant, and equipment acquired through acquisition of new businesses.


Depreciation and Amortization

(Thousands of dollars)                          1999       1998       1997
                                              --------   --------   --------
Building Systems                              $ 15,796   $ 11,006   $  9,693
Architectural Products                           2,879      2,488      1,839
Construction Services                              714        721        389
Real Estate                                          9          2          3
Other                                              574        706        550
                                              --------   --------   --------
                                              $ 19,972   $ 14,923   $ 12,474
                                              ========   ========   ========

Geographic Information by Country
The following table presents revenues by country based on the location of the use of the product or service. The U.S. is the only country in which net sales exceeded 10% of the company's consolidated net sales.

Net Sales

(Thousands of dollars)                          1999       1998       1997
                                              --------   --------   --------
United States of America                      $829,187   $821,127   $775,747
All other countries                            143,966    141,036    148,899
                                              --------   --------   --------
                                              $973,153   $962,163   $924,646
                                              ========   ========   ========

The following table presents all noncurrent assets by country based on the location of the asset. The U.S. is the only country in which long-lived assets exceeded 10% of the company's total long-lived assets.

Long-Lived Assets

(Thousands of dollars)                          1999       1998       1997
                                              --------   --------   --------
United States of America                      $118,710   $120,568   $118,556
All other countries                             16,159     19,825     23,093
                                              --------   --------   --------
                                              $134,869   $140,393   $141,649
                                              ========   ========   ========


Debt, Leases, Commitments, and Contingencies


Total Debt, Less Current Maturities

(Thousands of dollars)                                     1999       1998
                                                         --------   --------
1998 private placement notes                             $ 35,000   $ 35,000
1994 private placement notes                               20,000     25,000
Industrial revenue bonds                                    6,250      6,250
Other debt                                                  1,447      2,483
                                                         --------   --------
Total debt                                                 62,697     68,733
Less current maturities                                    (5,676)    (5,832)
                                                         --------   --------
   Long-term debt                                        $ 57,021   $ 62,901
                                                         ========   ========

Long-Term Debt. The 1998 private placement notes carry a fixed interest rate of 6.57%, and are payable in equal annual installments of $3.5 million beginning in 2004. The notes mature March 20, 2013.

The 1994 private placement notes carry a fixed interest rate of 8.02%, and are payable in equal annual installments of $5 million. The notes mature December 30, 2003.

Industrial Revenue Bonds mature in 2015, are guaranteed by the company, and are secured by a bank letter of credit. The weighted-average interest rate on the bond issue was 3.9% for 1999, 4% for 1998, and 4.3% for 1997.

Total principal payments due on all debt in each of the five years subsequent to December 31, 1999 are $5.7 million in 2000, $5.3 million in 2001, $5.2 million in 2002, $5 million in 2003, $3.5 million in 2004, and $38 million thereafter. Cash payments for interest on long-term debt were $4.6 million each during 1999 and 1998, and $3.2 million during 1997.

Short-Term Borrowings. During 1999 and 1998 the company borrowed to meet working capital needs and other requirements. At December 31, 1999 the company had a domestic bank credit facility of $40 million to meet the needs of the company. The company's foreign operations had separate lines of credit with local banks of $6.5 million at current exchange rates. Borrowings outstanding at December 31, 1999 were $3.3 million with a weighted-average interest rate of 9.9%. At December 31, 1999 the company had approximately $43.2 million of available borrowing capacity.

Debt and Borrowing Covenants. The company's credit agreements contain certain limitations on additional borrowings, the payment of cash dividends, and the purchase of company stock, as well as covenants related to the maintenance of certain financial ratios. As of December 31, 1999 the company was in compliance with all covenants, and at that date approximately $17 million was available for additional cash dividends and share repurchases.

Leases. Rental expense under operating leases was $11 million, $10.2 million, and $9.9 million in 1999, 1998, and 1997, respectively. Minimum rental commitments under noncancelable operating leases are $7.2 million in 2000, $5.6 million in 2001, $2.7 million in 2002, $1.5 million in 2003, and $.8 million in 2004.

Commitments and Contingencies. As a service to its independent dealers, the company assists in obtaining performance bonds on certain construction contracts in the ordinary course of business. An irrevocable letter of credit is generally required for a portion of the contract amount to reduce the possible liability of the company. Such performance bonds exceeded the related letters of credit by $.9 million at December 31, 1999.

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


Taxes on Income
The components of the provision for income taxes are shown below. The provisions for income taxes were $5.3 million, $10.7 million, and $25.4 million for 1999, 1998, and 1997, respectively. In 1999 the company sold all shares of its United Kingdom metal building business and recorded a tax benefit of $5.8 million. The sale of shares resulted in a capital loss which was used to offset the capital gain related to the sale of Grain Systems in 1997. Cash payments for income taxes were $15.8 million, $14.4 million, and $25.2 million in 1999, 1998, and 1997, respectively. The foreign components of pretax earnings were net profits of $4.4 million in 1999, and net losses of $7.4 million and $3.6 million in 1998 and 1997, respectively.

Components of Income Taxes

(Thousands of dollars)                             1999      1998      1997
                                                 -------   -------   -------
Current:
   Federal                                       $ 3,665   $11,556   $19,917
   Foreign                                            13       878       189
   State and local                                 1,755     1,515     4,541
                                                 -------   -------   -------
                                                   5,433    13,949    24,647
                                                 -------   -------   -------
Deferred:
   Federal                                           (86)   (2,996)      729
   State and local                                    (7)     (257)       62
                                                 -------   -------   -------
                                                     (93)   (3,253)      791
                                                 -------   -------   -------
   Total income tax expense                      $ 5,340   $10,696   $25,438
                                                 =======   =======   =======

A reconciliation of the statutory federal income tax and the income tax expense is shown below.

Reconciliation of Income Tax Expense

(Thousands of dollars)                             1999      1998      1997
                                                 -------   -------   -------
Expected income tax expense                      $ 5,100   $ 6,186   $20,938
State and local income
 tax, net of federal benefits                      1,141       985     2,952
Nondeductible losses (nontaxable
 profits) of foreign subsidiaries                 (1,533)    2,580     1,437
Foreign sales corporation
 tax benefit                                        (350)     (371)     (695)
Loss of U.K. tax credits                               -       540         -
Other                                                982       776       806
                                                 -------   -------   -------
   Actual income tax expense                     $ 5,340   $10,696   $25,438
                                                 =======   =======   =======

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

Deferred Tax Assets and Liabilities

(Thousands of dollars)                             1999      1998      1997
                                                 -------   -------   -------
Current deferred tax assets:
   Operating expenses                            $ 8,156   $ 8,834   $ 6,929
   Inventory                                         821     1,071       670
   Restructuring charge                                -       825         -
   Other                                             261       214       213
   Net current deferred
    tax assets                                   $ 9,238   $10,944   $ 7,812

Page 27


Deferred Tax Assets and Liabilities

(Thousands of dollars)                             1999      1998      1997
                                                 -------   -------   -------
Noncurrent deferred tax assets (liabilities):
   Depreciation                                  $(8,664)  $(8,835)  $(7,370)
   Operating expenses                              5,845     3,994     4,451
   Minority investments                             (428)     (428)      (90)
   Foreign net operating
    loss carryforward                              1,347     6,825     4,517
   Asset impairment                                2,905     2,905         -
   Deferred income                                  (655)     (655)     (655)
   Other                                            (645)     (422)      103
                                                 -------   -------   -------
   Net noncurrent charge
    tax assets                                      (295)    3,384       956
   Valuation allowance                            (1,347)   (6,825)   (4,517)
                                                 -------   -------   -------
      Net noncurrent
       deferred tax liabilities                  $(1,642)  $(3,441)  $(3,561)
                                                 =======   =======   =======


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

The IRAA assets include the company's common stock, other equities, bonds, and government securities. At December 31, 1999 and 1998, the IRAA had net assets of $52.7 million and $50.3 million, respectively, and held 831,312 shares and 887,943 shares of company stock at December 31, 1999 and 1998, respectively. The company expensed $.7 million for IRAA contributions in 1999, $.6 million in 1998, and $.5 million in 1997.

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

Reconciliations of Benefit Obligation and Plan Assets,
Funded Status and Prepaid Benefit Cost

(Thousands of dollars)                                     1999       1998
                                                         --------   --------
Reconciliation of projected benefit obligation
(Actuarial present value of future benefits
including future increases in compensation levels)
Projected benefit obligation at January 1                $ 87,176   $ 70,416
Service cost-benefits earned
 during the period                                          4,562      3,420
Interest cost on projected
 benefit obligation                                         6,172      5,288
Amendments to plans                                             -         49
Actuarial (gain) loss                                      (7,620)    10,665
Benefits paid                                              (2,877)    (2,662)
                                                         --------   --------
   Projected benefit obligation
    at December 31                                       $ 87,413   $ 87,176
                                                         ========   ========

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1                   $ 67,195   $ 57,190
Actual return on plan assets                                9,607      6,877
Employer contribution                                       5,400      5,790
Benefits paid                                              (2,877)    (2,662)
                                                         --------   --------
   Fair value of plan assets at December 31              $ 79,325   $ 67,195
                                                         ========   ========

Vested and accumulated benefit obligations
(For service and compensation through December 31)
Vested benefit obligation                                $ 57,977   $ 56,134
                                                         ========   ========
Accumulated benefit obligation                           $ 59,610   $ 58,024
                                                         ========   ========

Funded status and prepaid benefit cost at December 31
Projected benefit obligation greater
 than plan assets                                        $( 8,088)  $(19,981)
Unrecognized net transition obligation cost                   274        472
Unrecognized prior service cost                             2,150      1,716
Unrecognized net actuarial loss                            10,144     23,736
                                                         --------   --------
   Prepaid benefit cost                                  $  4,480   $  5,943
                                                         ========   ========


The components of net pension cost of the defined benefit plans are presented below.

Components of Net Pension Cost

(Thousands of dollars)                             1999      1998      1997
                                                 -------   -------   -------
Service cost - benefits
 earned during the year                          $ 4,562   $ 3,420   $ 2,669
Interest cost on the projected
 benefit obligation                                6,172     5,288     4,472
Expected return on plan assets                    (5,609)   (5,366)   (4,047)
Amortization of
 transition obligation                               197       197       197
Amortization of prior service cost                   259       202       202
Amortization of net actuarial loss                 1,282       816       749
                                                 -------   -------   -------
   Net pension cost                              $ 6,863   $ 4,557   $ 4,242
                                                 =======   =======   =======

Assumptions used to determine net
 pension cost and benefit obligations:
   Discount rate of future
    benefit obligation                             7.75%     7.25%     7.50%
   Long-term expected return
    on plan assets                                 8.50%     9.50%     8.50%
   Long-term rate of increase
    in compensation levels                         5.50%     5.50%     5.50%


Other Benefit Plans. The company sponsors the Butler Employees Savings Trust, a savings plan under section 401(k) of the Internal Revenue Code. All salaried and nonunion hourly employees are eligible to participate in this plan. Under its terms the company will match 30% of the first 6% of employees' contributions to the plan if certain profitability levels are attained. In 1999, 1998, and 1997 the company reached the defined profitability goals and accordingly expensed $1.6 million, $1.5 million, and $1.5 million, respectively, as a matching contribution to the plan. In addition, the company sponsors 401(k) savings plans for its bargaining unit employees.

The company sponsors a supplemental retirement plan for certain executives. Life insurance arrangements have been purchased to meet the liabilities of the plan. The company expensed $1 million, $.8 million, and $.7 million in 1999, 1998, and 1997, respectively, related to this plan.

Postretirement Benefits. The company currently provides certain health care and life insurance benefits for retired employees and their dependents. Substantially all employees become eligible for these benefits if they reach retirement age while still working for the company and have at least ten years of service. Company contributions toward these benefits have been projected as fixed amounts per participant not to exceed 175% of its 1993 per capita costs. Election of health care and life insurance benefit coverage for retirees and dependents is optional, and requires contributions by the retiree towards the cost of these coverages. The company reserves the right to change or terminate all employee benefits, including postretirement benefits.

A reconciliation of benefit obligations and the funded status and the accrued benefit liability is presented below.

Reconciliation of Benefit Obligation, and the Funded Status and Accrued
Benefit Liability

(Thousands of dollars)                                       1999      1998
                                                           -------   -------
Reconciliation of projected benefit obligation
(Actuarial present value of future benefits)
Projected benefit obligation at January 1                  $13,040   $13,386
Service cost-benefits earned
 during the period                                             384       360
Interest cost on projected benefit obligation                  912       965
Actuarial (gain) loss                                        1,874      (228)
Benefits paid                                               (2,710)   (2,296)
Participant contributions                                      801       853
                                                           -------   -------
   Projected benefit obligation
    at December 31                                         $14,301   $13,040
                                                           =======   =======

Funded status and accrued benefit liability at December 31
Projected benefit obligation, unfunded                     $14,301   $13,040
Unrecognized net transition
 obligation cost                                            (6,211)   (6,689)
Unrecognized net actuarial loss                             (5,012)   (2,738)
                                                           -------   -------
   Accrued benefit liability                               $ 3,078   $ 3,613
                                                           =======   =======


The components of the annual net benefit cost are presented below.

Components of Net Benefit Cost

(Thousands of dollars)                               1999     1998     1997
                                                    ------   ------   ------
Service cost - benefits
 earned during the year                             $  384   $  360   $  339
Interest cost on the projected
 benefit obligation                                    912      965      912
Amortization of
 transition obligation                                 478      478      504
Amortization of net actuarial loss                      86      101       37
                                                    ------   ------   ------
   Net benefit cost                                 $1,860   $1,904   $1,792
                                                    ======   ======   ======


For measurement purposes, annual rates of future increases in the per capita cost of covered health care benefits were assumed to be 8% for 2000, 7% for 2001, 6% for 2002, and 5% for 2003 through 2006. During 2006, it is projected that the plan will reach the company's contribution cap - 175% of its 1993 per capita contribution.

The discount rate assumption was 7.75%, 7.25%, and 7.5% at December 31, 1999, 1998, and 1997, respectively. The rate of future compensation increases has no impact on the plan. The return on plan assets is not applicable since the plan is unfunded and benefits are paid as claims are submitted.

Assumed health care trend rates can have a significant effect on the amounts reported for the health care plans. However, since the plan has capped the company's cost at 175% of its 1993 per capita cost, the effect on the company is not material. A 1% change in assumed health care cost trend rates would have the following effects:

(Thousands of Dollars)                             1% Increase   1% Decrease
                                                   -----------   -----------
Effect on total of service and interest cost
 components of net annual benefit cost                $  28         $ (28)
Effect on the health care component
 of the projected benefit obligation                  $ 526         $(503)


Stock Incentive Plans
Stock options are presently outstanding under the Stock Incentive Plans of 1996 and 1987. The 1996 Plan covering 600,000 shares was approved in April, 1996. The 1987 plan was terminated upon the approval of the 1996 plan except for outstanding stock options and stock appreciation rights.

At December 31, 1999, 1998, and 1997, 265,249, 267,521, and 176,302 shares, respectively, under option were exercisable and 119,979, 388,393, and 486,342 shares, respectively, were available for grant. Below is a summary of stock option activity for the three years ended December 31, 1999. All options have a fixed exercise price.

Summary of Stock Option Activity

                            1999               1998               1997
                     -----------------   ----------------   ----------------
                               Weighted-          Weighted-          Weighted-
                                average            average            average
                               Exercise           Exercise           Exercise
                      Shares     Price    Shares    Price    Shares    Price
                     --------   ------   -------   ------   -------   ------
Outstanding
 at beginning
 of year              378,516   $25.72   306,126   $22.86   262,764   $13.98
Granted               278,000   $26.00   103,000   $32.19   113,000   $38.37
Exercised            (108,267)  $11.11   (22,775)  $13.44   (62,472)  $12.03
Forfeited              (6,000)  $33.44    (7,835)  $34.71    (7,166)  $36.26
                     --------            -------            -------
Outstanding
 at end of year       542,249   $28.70   378,516   $25.72   306,126   $22.86
                     ========            =======            =======


Nonqualified stock options were granted by the company in 1999, 1998, and 1997 to key employees under the 1996 and 1987 stock option plans. Options are granted at fair market value and expire five years from the date of grant. Options granted in 1999, 1998, and 1997 vest one year after date of grant and are fully exercisable thereafter.

The per share weighted-average fair value of stock options granted during 1999, 1998, and 1997 was $8, $10, and $14, respectively, on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions: 1999 - expected dividend yield of 2.3%, risk-free interest rate of 6.6%, expected volatility factor of 34%, and an expected life of five years; 1998 - expected dividend yield of 1.9%, risk-free interest rate of 4.6%, expected volatility factor of 36%, and an expected life of five years; 1997 - expected dividend yield of 1.6%, risk-free interest rate of 5.7%, expected volatility factor of 39%, and an expected life of five years.

Since the company applies APB 25 in accounting for its plans, no compensation cost has been recognized for stock options in net income. Stock-based compensation cost if recorded under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), would have decreased the company's net income and earnings per share by $1.3 million and $.18 per share in 1999, $.6 million and $.08 per share in 1998, and $.9 million and $.11 per share in 1997.

The full impact of calculating compensation costs for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above, as compensation cost is reflected over the option's vesting period.

Stock Options Outstanding and Exercisable

                 Options Outstanding                     Options Exercisable
---------------------------------------------------      -------------------
                               Weighted-    Weighted-                Weighted-
    Range of       Number       Average      Average     Number       Average
    Exercise    Outstanding    Remaining    Exercise   Exercisable   Exercise
     Prices     at 12/31/99  Life in Years   Price     at 12/31/99    Price
---------------   -------         ---        ------      -------      ------
$ 8.00 - 23.00     40,249         2.9        $12.82       40,249      $12.82
    $26.00        277,000         4.1        $26.00            -           -
$26.00 - 35.875   139,000         3.2        $32.44      139,000      $32.44
    $38.75         86,000         2.1        $38.75       86,000      $38.75
                  542,249         3.4        $28.70      265,249      $31.51


Treasury Stock Activity

(Thousands of dollars)                             1999      1998      1997
                                                 -------   -------   -------
Balance, January 1                               $40,919   $31,456   $30,632
Purchases                                         13,093    10,260     6,179
Issues                                            (2,812)     (797)   (5,355)
                                                 -------   -------   -------
Balance, December 31                             $51,200   $40,919   $31,456
                                                 =======   =======   =======


As a result of options exercised and the issuance of treasury stock, the company recognized a tax benefit of $.5 million, $.2 million, and $.6 million in 1999, 1998, and 1997, respectively, which was credited directly to retained earnings.

(Number of shares)                            1999        1998        1997
                                           ---------   ---------   ---------
Balance, January 1                         1,806,202   1,451,205   1,526,735
Purchases                                    527,321     391,513     189,369
Issues                                      (121,877)    (36,516)   (264,899)
                                           ---------   ---------   ---------
Balance, December 31                       2,211,646   1,806,202   1,451,205
                                           =========   =========   =========
Ending average cost
 at December 31                            $   23.15   $   22.65   $   21.68


Quarterly Financial Information (Unaudited)

(Thousands of dollars except per share amounts)
                                       Quarter Ended
                        -----------------------------------------
1999                    March 31    June 30   Sept. 30    Dec. 31    Annual
                        --------   --------   --------   --------   --------
Net sales               $203,396   $248,713   $266,382   $254,662   $973,153
Gross profit              33,903     44,479     46,678     46,949    172,009
Net earnings                 264      6,331     14,370      4,869     25,834
Basic earnings
 per share              $    .04   $    .89   $   2.04   $    .70   $   3.66
Diluted earnings
 per share              $    .04   $    .89   $   2.03   $    .70   $   3.63
Dividends
 per share              $    .15   $    .15   $    .16   $    .16   $    .62


Quarter ended March 31 net earnings and earnings per share amounts include a currency transaction loss in Brazil of $1.0 million or $.13 per share. Quarter ended September 30 net earnings include a one-time tax benefit of $5.8 million or $.81 per share from the share sale of the company's United Kingdom subsidiary, Butler Building Systems, Ltd. Net earnings for quarter ended December 31 include a $2.5 million or $.35 per share write-down to net realizable value of a software project that was terminated in the U.S. metal building systems business. The cumulative annual effect of these one-time items increased net earnings by $2.3 million or $.33 per share. Excluding these items, 1999 net earnings from operations were $23.5 million or $3.30 per share.

Annual earnings per share for 1999 do not equal the sum of the quarterly earnings per share because of the timing of net earnings and the company's purchase of common shares during the year.

                                       Quarter Ended
                        -----------------------------------------
1998                    March 31    June 30   Sept. 30    Dec. 31    Annual
                        --------   --------   --------   --------   --------
Net sales               $193,784   $238,517   $268,054   $261,808   $962,163
Gross profit              31,927     41,062     45,245     43,622    161,856
Net earnings
 (loss)                    1,159      4,918      6,733     (5,831)     6,979
Basic earnings
 (loss) per share       $    .15   $    .64   $    .89   $   (.80)  $    .92
Diluted earnings
 (loss) per share       $    .15   $    .64   $    .88   $   (.79)  $    .92
Dividends
 per share              $    .14   $    .14   $    .15   $    .15   $    .58


Quarter ended December 31 and annual net earnings and earnings per share amounts include a restructuring and asset impairment charge of $10.7 million or $1.41 per share. Excluding this item, 1998 net earnings from operations were $17.7 million or $2.33 per share.

Annual earnings per share for 1998 do not equal the sum of the quarterly earnings per share because of the timing of net earnings and the company's purchase of common shares during the year.

Price Range of Common Stock (Unaudited)
The company's common stock is traded on the New York Stock Exchange. The table below summarizes the high and low trading prices as reported on the exchange.

                                          1999                   1998
                                  -------------------    -------------------
                                    High       Low         High       Low
                                  ---------  --------    ---------  --------
Quarter:
First                             $26 1/2    $22 1/8     $36        $31 3/16
Second                            $29 15/16  $23 7/16    $37 11/16  $33 3/8
Third                             $28 9/16   $26         $35 1/16   $23 1/8
Fourth                            $26 3/8    $21         $24 7/16   $20

Annual                            $29 15/16  $21         $37 11/16  $20


Historical Review (1999-1995)

$ in thousands, except per share amounts
Years ended December 31,  1999       1998       1997       1996       1995
                        --------   --------   --------   --------   --------
Income Statement Data
Net sales               $973,153   $962,163   $924,646   $870,162   $826,538
Net earnings              25,834      6,979     34,384     25,763     23,432
As a percent of sales       2.7%       0.7%       3.7%       3.0%       2.8%
As a percent of average
 shareholders' equity      16.7%       4.6%      24.5%      22.7%      25.8%

Per share of common stock:
Basic earnings          $   3.66   $   0.92   $   4.48   $   3.39   $   3.14
Diluted earnings            3.63       0.92       4.43       3.35       3.07
Cash dividends declared $   0.62       0.58        .52        .44        .37
Cash dividends paid     $   0.61       0.57        .50        .42        .33
                        ========   ========   ========   ========   ========

Financial Position At Year-End
Assets
   Current assets       $270,988   $253,500   $233,323   $222,061   $187,303
   Property, plant,
    and equipment, net    94,051     97,704     96,339     77,398     63,407
Total assets             405,857    393,893    374,972    337,420    282,869

Working capital
   Net working capital  $ 96,014   $ 92,370   $ 68,819   $ 61,182   $ 61,171
   Ratio of current
    assets to current
    liabilities              1.5        1.6        1.4        1.4        1.5

Financial structure
   Long-term debt, less
    current maturities  $ 57,021   $ 62,901   $ 33,918   $ 38,397   $ 42,613
   Total debt             62,697     68,733     39,780     43,861     47,064
   Shareholders' equity  159,550    150,188    156,566    124,442    102,423
      Per common share,
       year end            23.20      20.62      20.50      16.46      13.54
   Total debt as a
    percent of total
    capital                  28%        31%        20%        26%        32%
                        ========   ========   ========   ========   ========

General Statistics
Depreciation and
 amortization           $ 19,972   $ 14,923   $ 12,474   $  9,737   $  8,861
Capital expenditures    $ 13,634   $ 14,800   $ 30,249   $ 22,670   $ 22,663
Basic shares
 outstanding, average      7,064      7,553      7,668      7,590      7,458
Diluted shares
 outstanding, average      7,111      7,612      7,754      7,693      7,630
Common shares
 outstanding, year end     6,877      7,282      7,637      7,561      7,565
Common shareholders,
 year end                  2,599      2,210      2,310      2,345      2,411
Number of employees,
 year end                  4,912      5,171      5,117      4,162      3,966
                        ========   ========   ========   ========   ========

1. In thousands except per share amounts for common stock and the number of shareholders and employees.
2. The 1999 net earnings include a tax benefit from the sale of Butler Building Systems, Ltd. of $5.8 million or $0.81 per share.
3. The 1998 net earnings include a restructuring and asset impairment charge of $10.7 million or $1.41 per share.
4. The 1997 net earnings include an after-tax gain on the sale of the Grain Systems division of $13.3 million or $1.72 per share.
5. Earnings per share have been restated to reflect the provisions of Statement of Financial Accounting Standard No. 128 - Earnings Per Share.
