Form 10-K405, Exhibit 13
period 2000-12-31
BUTLER MANUFACTURING CO
filed 2001-03-19
CIK 15840

Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
The company's recent results reflect its value-growth strategy which is focused on reducing its costs and increasing the value it delivers to customers in the nonresidential construction markets served. This strategy has been validated in the market as evidenced by the company's increasing operating profits in a weakening market that depressed sales in 2000 and may extend into 2001.

2000 Compared to 1999
The company's sales decreased $13 million to $960 million in 2000 compared with $973 million in 1999, a net decline of 1%. Three business segments: Real Estate, Building Systems, and Construction Services, posted lower sales. The Architectural Products segment reported higher sales as presented in the graphs on this page.

The Building Systems segment reported higher sales in most of the geographical regions where it operates. Domestic sales were up modestly; European sales were up 14%; and China sales matched last year's record level; however, significantly lower sales to its Latin American markets more than accounted for the 2% sales decline for this segment in 2000. Architectural Products sales increased $22 million, or 11%, due to increased demand for its products and its ability to provide a high level of service to this market. Construction Services sales declined $3 million in 2000 as we transitioned this business to pursue more value-added work. Real Estate sales declined $20 million due to the timing of its project sales.

Gross profit was $169 million, or 17.6% of sales in 2000 compared to $172 million, or 17.7% of sales in 1999. Gross profit by segment is presented below.

                                                    Gross Profit as
                             2000        Change       a % of sales
($ in millions)          Gross Profit  from 1999      2000    1999
                         ------------  ---------      ----    ----
Building Systems             $114         $ -         18.6    18.3
Architectural Products         41          (1)        18.3    20.9
Construction Services          13           -          8.2     8.2
Real Estate                     1          (2)        15.6    12.8
                             ----         ---         ----    ----
Total                        $169         $(3)        17.6    17.7
                             ====         ===         ====    ====

Gross profit in the Building Systems segment in 2000 was comparable to the prior year. Gross profit in the Architectural Products segment declined in amount and percentage of sales. This business outgrew its manufacturing capacity in 2000, and needed to purchase third-party extrusions and finishing at a cost premium. A new production facility in Tennessee, to be completed in 2001, is expected to reduce manufacturing costs and provide capacity for continued sales growth.

Gross profit in the Construction Services segment for 2000 was comparable with the prior year, while the Real Estate segment gross profit declined because of reduced project sales.

Selling, general, and administrative expenses declined to $124 million, or 12.9% of sales, in 2000 compared with $134 million, or 13.8% of sales, in 1999. The company reduced these costs by combining or eliminating functions while improving its service to customers. Expansions of our lean operating approach and continuous process improvements also helped reduce these costs. In addition, the 1999 selling, general, and administrative expenses included a $4.3 million write-down of a software project.

In 2000 the company recorded income of $.4 million from a reversal of unutilized restructuring charges associated with the 1998 restructuring of the company's Brazilian and European businesses. In 1999 the company recorded charges, net of recoveries, of $1.1 million incident to the restructuring of these businesses. In 2000 the company recorded other expense of $1.6 million compared with other income of $.2 million in 1999. Lower interest income on short-term investments and losses on dispositions of assets contributed to the difference between the years. Operating income increased 24% to $45.2 million in 2000 compared with $36.5 million in 1999.

Interest expense declined to $5.2 million in 2000 compared with $5.6 million in 1999 due to a lower level of debt and a higher level of interest capitalized as project cost for major facility additions during 2000. The company's effective tax rate was 34.3 % in 2000 and 17.1% in 1999. The lower effective rate in 2000 was primarily due to nontaxable profits of foreign subsidiaries. The lower effective rate in 1999 was the result of a $5.8 million tax benefit realized from the sale of the company's Scottish subsidiary, Butler Building Systems Ltd.

Net earnings in 2000 were $25.2 million, or $3.86 per diluted share, as compared to $25.8 million, or $3.63 per diluted share. Net

(BAR CHARTS)

SALES BY SEGMENT (in millions)

2000
Building Systems............$613
Architectural Products......$224
Construction................$149
Real Estate.................$  8

1999
Building Systems............$625
Architectural Products......$202
Construction................$152
Real Estate.................$ 27

1998
Building Systems............$638
Architectural Products......$182
Construction................$135
Real Estate.................$ 33


PRETAX EARNINGS BY SEGMENT (in millions)
2000
Building Systems............$35.8
Architectural Products......$16.4
Construction................$ 2.5
Real Estate.................$ 2.6

1999
Building Systems............$22.7
Architectural Products......$19.3
Construction................$ 2.2
Real Estate.................$ 4.1

1998
Building Systems............$28.9
Architectural Products......$11.6
Construction................$ 2.1
Real Estate.................$ 4.2
earnings in 1999 benefited from one-time items which increased net earnings by $2.3 million, or $.33 per diluted share.

1999 Compared to 1998
The company's sales in 1999 increased $11 million to $973 million compared with $962 million in 1998, a gain of 1%. Building Systems segment revenues decreased $13 million during 1999, reflecting reduced industrial building market opportunity in the domestic steel building business, lower European and Latin American sales, and lower Lester wood frame buildings sales in its agricultural-related markets. Architectural Products segment sales increased $20 million to $202 million. Sales were greater because of strong demand for its curtain wall and storefront systems and its high level of customer service. Construction Services sales grew $17 million to $152 million, and Real Estate revenues declined $6 million to $27 million.

Gross profit was $172 million, or 17.7% of sales, in 1999 compared with $162 million, or 16.8% of sales, in 1998. Gross profit segment information is presented below.

                                                    Gross Profit as
                             1999        Change       a % of sales
($ in millions)          Gross Profit  from 1998      1999    1998
                         ------------  ---------      ----    ----
Building Systems             $114         $(2)        18.3    18.2
Architectural Products         42          10         20.9    17.6
Construction Services          13           2          8.2     8.0
Real Estate                     3           -         12.8    10.1
                             ----         ---         ----    ----
Total                        $172         $10         17.7    16.8
                             ====         ===         ====    ====

Gross profit from the Building Systems Segment declined in line with its sales decrease. The Architectural Products segment improved its profit rate on an 11% increase in sales. Construction Service's increase was proportionate to its sales increase and the Real Estate segment's rate benefited from the general decline in interest rates during late 1998, which continued into 1999.

In 1999 selling, general, and administrative expenses were $134 million, or 13.8% of sales, compared with $125 million, or 13% of sales, in 1998. The 1999 amount included a $4.3 million write-down of a software project.

In 1999 the company recorded a restructuring charge, net of recoveries from the 1998 charge, of $1.1 million. In 1998 the company recorded a $7.1 million restructuring charge associated with its European and Brazilian metal buildings operations, along with an asset impairment charge of $6.5 million. Operating income in 1999 was $36.5 million compared with $22.9 million in 1998.

Interest expense of $5.6 million in 1999 compared with $5.7 million in 1998. The company's effective tax rate was 17.1% in 1999 and 60.5% in 1998. The lower effective rate in 1999 was due to a $5.8 million tax benefit realized from the sale of the company's Scottish subsidiary, Butler Building Systems Ltd. The higher rate in 1998 resulted from nondeductible losses of foreign subsidiaries.

Net earnings in 1999 were $25.8 million, or $3.63 per diluted share, compared with $7 million, or $.92 per diluted share. Net earnings in 1999 benefited from one-time items which increased net earnings by $2.3 million, or $.33 per diluted share. Net earnings in 1998 included special charges of $10.7 million, or $1.41 per diluted share.

Liquidity and Capital Resources
Cash flow by activity for the last three years is summarized below.

($ in millions)                   2000    1999    1998
                                  ----    ----    ----
Net Earnings, adjusted for
 non-cash items                   $ 40    $ 47    $ 36
Working Capital                    (17)     36      (7)
Real Estate Developments           (34)      -       3
                                  ----    ----    ----
Operating Activities               (11)     83      32

Capital Expenditures               (37)    (14)    (15)
Dividends and Treasury Stock       (19)    (14)    (13)
Borrowings and other                31     (12)      1
                                  ----    ----    ----
Cash Flow                         $(36)   $ 43    $  5
                                  ====    ====    ====

During 2000 the company used its cash balances, cash flow from operations, and short-term bank borrowings to support its working capital, capital expenditure, real estate development, dividend, and treasury stock purchase programs. (See graph above). The higher level of capital expenditures reflected construction of the majority of a $24 million production facility for the Architectural Products segment and a $5 million expansion of the Building Systems' plant in Shanghai, China. Both businesses have experienced sales growth, causing manufacturing capacity constraints. Real estate developments in progress increased during 2000 due to a record level of new project starts.

(BAR CHARTS)

CASH DECREASED $36 MILLION DURING 2000 (in millions)

Sources
Net Earnings adjusted for non-cash items....$40
Bank Notes..................................$32

Uses
Working Capital.............................$17
Real Estate Developments....................$34
Capital Expenditures........................$37
Share Repurchases...........................$15
Dividends...................................$ 4
All Other...................................$ 1

CAPITAL EMPLOYED BY SEGMENT (in millions)

2000
Building Systems...........................$129
Architectural Products.....................$ 84
Construction...............................$  8
Real Estate................................$ 52

1999
Building Systems...........................$120
Architectural Products.....................$ 59
Construction...............................$ (1)
Real Estate................................$ 21

1998
Building Systems...........................$134
Architectural Products.....................$ 59
Construction...............................$  5
Real Estate................................$ 24

In March 1998 the company issued a $35 million private placement note. The note, which carries a fixed interest rate of 6.57%, matures in March 2013. It is payable in equal annual installments of $3.5 million beginning in 2004. Proceeds were used to pay down the company's short-term borrowings and other corporate purposes. The company's total debt at December 31, 2000 was $59 million. The company's year-end total debt-to-total-capital ratio was 26% for 2000 compared with 28% for 1999, and 31% for 1998.

The company has short-term credit facilities aggregating $46 million to meet the needs of the company and its subsidiaries. Borrowings outstanding at December 31, 2000 were $35 million. During 2001 the company plans capital expenditures of $55 million, $26 million of which represents the estimated cost to construct a new headquarters building and $4 million for an office expansion to our Shanghai, China facility, both of which will replace leased space the company currently occupies. Management believes the company's operating cash flow, along with readily available bank credit lines are sufficient to meet future liquidity requirements.

Market Risk
The company's principal exposures to market risk are changes in commodity prices, interest rates, and currency exchange rates. To limit exposure to these risks, the company enters into select commodity and currency hedging transactions and forward purchasing arrangements. The company does not use financial instruments for trading purposes.

Commodity Price Exposure: The company's primary commodities are steel and aluminum. Steel is the company's largest purchased commodity. The company enters into forward steel purchase arrangements in its metal buildings business for periods of less than one year's duration to protect against potential price increases. Increases in the company's steel costs are generally recaptured in the price of the company's products. During 2000 the company's steel costs remained relatively stable.

Aluminum hedge contracts of less than one year's duration are purchased to hedge the engineered products backlog of the Vistawall group against potential losses caused by increases in aluminum costs. This product line is more sensitive to material cost movements because of its longer lead times from project quoting to manufacture. Gains or losses are recorded on hedge contracts at the settlement date and serve as an offset to the actual aluminum costs incurred.

During 2001 the company will adopt the Financial Accounting Statement (FAS) No. 133 and will record the change in fair value of open aluminum and currency contracts in its comprehensive income.

Interest Rates: Eighty-nine percent of the company's total debt carries a fixed rate of interest, which limits the company's exposure to changes in market interest rates. Principal payments over the next five years on the fixed-rate debt are $24 million with a weighted-average interest rate of 6.8%. At the end of five years, the outstanding fixed-rate debt of $29 million will carry a weighted-average interest rate of 6.6%. The company's short-term bank borrowings provide for interest at variable rates. The company does not hedge its interest rate exposure.

Foreign Currency Fluctuation: The majority of the company's business is conducted in U.S. dollars, limiting the company's exposure to foreign currency fluctuations. The company's foreign-based operations use the local currency as their functional currency. The company has both transaction and translation foreign exchange exposure in its foreign markets.

The company's net asset investment in foreign operations at December 31, 2000 was $28 million. Due to its relative cost, limited availability, and the company's long-term investment perspective, the company does not hedge its foreign net asset exposure.

The company does hedge its short-term foreign currency transaction exposure related to metal building sales activity in Canada. Forward exchange contracts are purchased to cover the exposure.

Restructuring and Asset Impairment Charges
In 1998 the company recorded a $7.1 million pretax charge in connection with the restructuring of its Brazilian and European metal buildings businesses. In addition, the company recorded a $6.5 million pretax charge for the impairment of certain assets.

In the first quarter of 1999 the Brazilian real significantly devalued against the U.S. dollar. The company recognized this currency translation loss as a restructuring charge. The 1999 charge, net of recoveries from the 1998 charge, was $1.1 million. In 2000 $.4 million of the 1998 restructuring reserve was recorded as income because restructuring costs were lower than anticipated.

Management Transition
The Board of Directors elected Susan F. Davis and William D. Zollars to the Board of Directors in 2000. Mrs. Davis is the Vice President of Human Resources for Johnson Controls, Inc. Mr. Zollars is Chairman, President, and Chief Executive Officer of Yellow Corporation.

In January 2001 Ronald E. Rutledge was elected Executive Vice President of Butler Manufacturing Company. Mr. Rutledge has served as President of the Vistawall Group since its acquisition by the company in 1984.

Share Repurchase Authorization and Dividends
In January 2000 the Board of Directors authorized the repurchase of 750,000 shares of Butler common stock to be used for employee benefit plans and other corporate purposes. Purchases will be made from time to time in the open market and in private transactions at prevailing market prices. In September of 2000 the company increased its quarterly dividend from $.16 to $.17 per share, the sixth consecutive year of dividend increases.

Outlook
Domestic economic indicators suggest a markedly slowing growth rate for the U.S. economy in 2001. However, continued growth of the company's worldwide strategic alliances with major corporations are factors that may lessen the effect of an economic slowdown. In addition, the company's systems approach to construction solutions continued to capture a dominant share of the nonresidential construction market it serves. Order backlog at year-end was $301 million, 7% lower than a year ago.

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


Report of Independent Public Accountants

To the Shareholders of Butler Manufacturing Company:

We have audited the accompanying consolidated balance sheets of Butler Manufacturing Company (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings and retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Butler Manufacturing Company and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Kansas City, Missouri
January 23, 2001

Consolidated Balance Sheets

Dollars in thousands

At December 31,                                           2000       1999
                                                        --------   --------
Assets
Current assets:
   Cash and cash equivalents                            $ 16,855   $ 52,951
   Receivables:
      Trade                                              137,563    111,699
      Other                                                5,914      8,563
                                                        --------   --------
                                                         143,477    120,262
      Less allowance for possible losses                   5,130      4,674
                                                        --------   --------
         Net receivables                                 138,347    115,588
   Inventories                                            61,504     59,987
   Real estate developments in progress                   52,623     18,725
   Deferred tax assets                                    10,586      9,238
   Other current assets                                   11,855     14,499
                                                        --------   --------
         Total current assets                            291,770    270,988
                                                        --------   --------

Investments and other assets                              35,000     36,818

Assets held for sale                                       3,832      4,000

Property, plant, and equipment, at cost:
   Land                                                    5,646      4,895
   Buildings                                              72,009     59,823
   Machinery, tools, and equipment                       156,129    135,313
   Office furniture and fixtures                          38,792     37,972
   Transportation equipment                                1,856      1,504
                                                        --------   --------
                                                         274,432    239,507
   Less accumulated depreciation                         157,036    145,456
                                                        --------   --------
         Net property, plant, and equipment              117,396     94,051
                                                        --------   --------
                                                        $447,998   $405,857
                                                        ========   ========

See Accompanying Notes to Consolidated Financial Statements.

Page 18


At December 31,                                           2000       1999
                                                        --------   --------
Liabilities and Shareholders' Equity
Current liabilities:
   Notes payable to banks                               $ 35,155   $  3,311
   Current maturities of long-term debt                    5,563      5,676
   Accounts payable                                       86,232     90,422
   Dividends payable                                       1,064      1,100
   Accrued taxes and other expenses                       54,440     50,443
   Accrued payroll and pension expense                    19,949     14,632
   Billings in excess of costs and estimated earnings      3,045      4,787
   Taxes on income                                         7,461      4,603
                                                        --------   --------
      Total current liabilities                          212,909    174,974
                                                        --------   --------

Deferred tax liabilities                                   1,409      1,642

Other noncurrent liabilities                              14,666     12,670

Long-term debt, less current maturities                   53,298     57,021

Shareholders' equity:
   Common stock, no par value, authorized 20,000,000
    shares, issued 9,088,200 shares, at stated value      12,623     12,623
   Foreign currency translation adjustment                (1,477)    (1,102)
   Retained earnings                                     220,113    199,229
                                                        --------   --------
                                                         231,259    210,750
   Less cost of common stock in treasury, 2,832,338
    shares in 2000 and 2,211,646 shares in 1999           65,543     51,200
                                                        --------   --------
      Total shareholders' equity                         165,716    159,550

Commitments and contingencies
                                                        --------   --------
                                                        $447,998   $405,857
                                                        ========   ========


Consolidated Statements of Earnings and Retained Earnings

Dollars in thousands, except per share amounts

Years ended December 31,                        2000       1999       1998
                                              --------   --------   --------
Net sales                                     $960,377   $973,153   $962,163
Cost of sales                                  791,654    801,144    800,307
                                              --------   --------   --------
   Gross profit                                168,723    172,009    161,856
Selling, general, and administrative expenses  123,975    134,442    125,291
Restructuring charge (credit)                     (441)     1,067      7,117
Asset impairment charge                              -          -      6,499
                                              --------   --------   --------
   Operating income                             45,189     36,500     22,949

Other income (expense), net                     (1,637)       246        393
                                              --------   --------   --------

   Operating and other income (expense)         43,552     36,746     23,342

Interest expense                                 5,159      5,572      5,667
                                              --------   --------   --------
   Pretax earnings                              38,393     31,174     17,675
Income taxes                                    13,178      5,340     10,696
                                              --------   --------   --------
   Net earnings                                 25,215     25,834      6,979

Retained earnings at beginning of year         199,229    178,536    175,373
                                              --------   --------   --------
                                               224,444    204,370    182,352
Dividends declared:
   Common stock, $.66, $.62, and $.58
    per share                                   (4,241)    (4,352)    (4,356)
Net change in retained earnings from treasury
 stock transactions                                (90)      (789)       540
                                              --------   --------   --------
Retained earnings at end of year              $220,113   $199,229   $178,536
                                              ========   ========   ========
Basic earnings per share                      $   3.87   $   3.66   $   0.92
                                              ========   ========   ========
Diluted earnings per share                    $   3.86   $   3.63   $   0.92
                                              ========   ========   ========


Consolidated Statements of Comprehensive Income

<CAPTOPN>
Years ended December 31,                        2000       1999       1998
                                              --------   --------   --------
Net earnings:                                 $ 25,215   $ 25,834   $  6,979
   Other comprehensive income:
      Foreign currency translation adjustment     (375)    (1,050)       (78)
                                              --------   --------   --------
Comprehensive income                          $ 24,840   $ 24,784   $  6,901
                                              ========   ========   ========

 See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Dollars in thousands

Years ended December 31,                        2000       1999       1998
                                              --------   --------   --------
Cash flows from operating activities:
Net earnings                                  $ 25,215   $ 25,834   $  6,979
Adjustments to reconcile net earnings to
 net cash provided by operating activities:
   Depreciation and amortization                15,594     19,972     14,923
   Restructuring charge                           (441)     1,067      7,117
   Asset impairment charge                           -          -      6,499
   Equity in (earnings) loss of joint ventures    (349)      (241)       222
   Change in assets and liabilities,
    net of sale of business:
       Receivables                             (23,122)    15,034    (23,740)
       Inventories                              (1,519)    10,405      6,871
       Real estate developments in progress    (33,898)       414      3,262
       Deferred taxes                           (1,581)       (93)    (3,252)
       Other current assets and
        current liabilities                      9,594     10,387     13,316
                                              --------   --------   --------
          Net cash provided (used) by
           operating activities                (10,507)    82,779     32,197
                                              --------   --------   --------

Cash flows from investing activities:
Capital expenditures                           (36,938)   (13,634)   (14,800)
Net change in other noncurrent assets              676       (641)    (7,356)
                                              --------   --------   --------
          Net cash used by
           investing activities                (36,262)   (14,275)   (22,156)
                                              --------   --------   --------

Cash flows from financing activities:
Proceeds from issuance of long-term debt         1,650          -     35,000
Repayment of long-term debt                     (5,373)    (5,880)    (6,017)
Net change in short-term borrowings             31,731      1,528    (19,683)
Dividends paid                                  (4,277)    (4,344)    (4,333)
Issuance of treasury stock                         778      2,812        797
Purchase of treasury stock                     (15,121)   (13,093)   (10,260)
Net change in other noncurrent liabilities       1,660     (5,786)      (722)
                                              --------   --------   --------
          Net cash provided (used) by
           financing activities                 11,048    (24,763)    (5,218)
Effect of exchange rate changes                   (375)    (1,050)       (78)
                                              --------   --------   --------
          Net change in cash and
           cash equivalents                    (36,096)    42,691      4,745
Cash and cash equivalents at beginning of year  52,951     10,260      5,515
                                              --------   --------   --------
          Cash and cash equivalents
           at end of year                     $ 16,855   $ 52,951   $ 10,260
                                              ========   ========   ========

 See Accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include all subsidiaries which are more than 50% owned. Corporations in which the company has stock ownership between 20% and 50% are accounted for using the equity method. All significant intercompany profits, account balances, and transactions are eliminated in consolidation.

Use of Estimates
Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Revenue Recognition
Revenue from manufacturing operations is recognized when goods are shipped and all obligations of the company have been satisfied. The company recognizes earnings on construction contracts using the percentage of completion method based upon its estimate of earnings and the estimated completion status of each project.

Cash and Cash Equivalents
Cash and cash equivalents are defined as all demand deposits and highly liquid investments with original maturities of 90 days or less.

Inventories
Inventories are valued at the lower of cost or market. The last-in, first-out
(LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out (FIFO) method had been used for all locations, inventories would have been $9.9 million and $9.3 million higher than those reported at December 31, 2000 and 1999, respectively.

The use of the LIFO method decreased net earnings by $.4 million ($.06 per share) in 2000 and increased net earnings by $.5 million ($.08 per share) and $.4 million ($.05 per share) in 1999 and 1998, respectively.

Inventories by Component

(Thousands of dollars)                                      2000       1999
                                                          --------   --------
Raw materials                                             $ 22,059   $ 20,620
Work in process                                             10,685     13,787
Finished goods                                              38,686     34,924
                                                          --------   --------
   FIFO inventory                                           71,430     69,331
LIFO reserve                                                (9,926)    (9,344)
                                                          --------   --------
   LIFO inventory                                         $ 61,504   $ 59,987
                                                          ========   ========

Property, Plant, and Equipment
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and the accumulated depreciation amounts are removed from the accounts.

Interest has been capitalized in connection with the development of new facilities and is amortized over the estimated useful life of the related asset. Interest capitalized was $.3 million during the year 2000 while no interest was capitalized in 1999 or 1998.

Research and Development Costs
Costs incurred in the creation and start-up of new products or changes of existing products are charged to expense as incurred. The company expended $3.6 million of research and development costs in 2000 and $2.9 million in both 1999 and 1998.

Deferred Charges
Incremental costs related to the development of major software applications expected to reduce costs in future periods have been capitalized, and are included in "Investments and other assets" in the consolidated balance sheets ($13.8 million and $13.5 million at December 31, 2000 and 1999, respectively), and are being amortized on a straight-line basis over periods not exceeding seven years ($3.4 million in 2000, $3 million in 1999, and $2.1 million in 1998). During 1999, the unamortized cost of software applications was reduced by $4.9 million to reflect current value.

Derivative Instruments and Hedging Activities
The Financial Accounting Standards Board issued Financial Accounting Statements (FAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" which was later amended by Statement Nos. 137 and 138 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date", effective for fiscal years beginning after June 15, 2000. These statements require that every derivative instrument be recorded in the balance sheet either as an asset or liability at its fair value. Changes in a derivative's fair value are recognized in current earnings or in other comprehensive income.

The company enters into forward currency exchange contracts and hedge contracts for certain commodities used in its trade or business. Gains or losses on open contracts are not reflected in the company's financial statements. Gains or losses on such contracts are recorded in earnings only at contract settlement. These contracts qualify for cash flow hedge accounting treatment under FAS No. 133.

With the adoption of the new statements on January 1, 2001 changes in derivative hedge contracts will be recorded as comprehensive income while they remain open. The gains and losses on these contracts will be reflected in net earnings when the contracts are settled. At December 31, 2000 the effect of adopting FAS No. 133 on the financial statements for both currency and commodity contracts is immaterial.

Financial Instruments
The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 2000 and 1999 the fair value of the company's long-term debt was not materially different than its carrying value. Other financial instruments, consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of these instruments. The company has no significant off-balance sheet risks or concentrations of credit.

Earnings Per Share
Basic earnings per share is based upon the weighted average common shares outstanding during each year. Dilutive earnings per share is based upon the weighted average common and common equivalent shares outstanding during each year. Employee stock options are the company's only common stock equivalents; there are no other potentially dilutive securities.

Basic and Diluted Earnings Per Share (EPS) Computations

                                                             2000
                                                  -------------------------
(In thousands except                                Net             Per Share
per share amounts)                               Earnings   Shares    Amount
                                                  -------    -----    -----
Basic EPS available to common shareholders        $25,215    6,521    $3.87
Assumed conversion of stock options                             10
                                                  -------    -----    -----
Diluted EPS available to common shareholders
 plus assumed conversions                         $25,215    6,531    $3.86
                                                  =======    =====    =====

                                                             1999
                                                  -------------------------
(In thousands except                                Net             Per Share
per share amounts)                               Earnings   Shares    Amount
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
                                                  =======    =====    =====

                                                             1998
                                                  -------------------------
(In thousands except                                Net             Per Share
per share amounts)                               Earnings   Shares    Amount
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

Options Excluded from Diluted EPS
    Year
  excluded          Number of        Range of exercise          Year(s) the
  from EPS        option shares     prices for excluded      excluded options
calculation         excluded           option shares              expire
-----------         --------          ---------------          ------------
    2000            513,500           $26.00 - $38.75          2001 to 2006
    1999            368,500           $23.00 - $38.75          2001 to 2006
    1998            169,500           $23.00 - $38.75          2001 to 2006


Foreign Currency Translation
The value of the U.S. dollar fluctuates on foreign currency exchanges which creates exchange gains or losses on the company's international investments.

These investments and the related equity earnings and losses are translated into U.S. dollars at year end and average exchange rates, respectively. The gains or losses that result from translation are shown in the shareholders' equity section of the consolidated balance sheets. Cumulative foreign currency exchange translation losses were $1.5 million at December 31, 2000, and $1.1 million at December 31, 1999.

In 1999, a $1.5 million foreign currency devaluation loss was recognized on the income statement as part of the restructuring charge for the company's Brazilian net asset exposure.

Comprehensive Income
The only component of comprehensive income is foreign currency translation adjustments, which have no tax effect.

Construction Contracts
Costs and estimated earnings in excess of billings on construction contracts were $4.3 million and $6.3 million at December 31, 2000 and 1999, respectively, and are reflected in the consolidated balance sheets under the caption "Inventories." Total receivables due under construction contracts, which are included as trade receivables, were $28.7 million and $16.7 million at December 31, 2000 and 1999, respectively. Included in the contract receivables were $3.5 million and $5 million at December 31, 2000 and 1999, respectively, for amounts billed but not collected pursuant to retainage provisions. These amounts are due upon completion of the contracts.

Acquisition of New Businesses
Acquisitions are accounted for as purchases. The excess of cost over net assets of businesses acquired, which is classified as "Investments and other assets" in the consolidated balance sheets, is being amortized over periods not exceeding forty years.

Sale and Dissolution of Businesses
In September 1999, the company sold the shares of its United Kingdom metal buildings business, Butler Building Systems, Ltd., to Aerpac Investment Holding UK Ltd. The company recorded a tax benefit of $5.8 million as a carryback of its capital loss.

Restructuring and Asset Impairment Charges
In December 1998, the company's board of directors approved a restructuring of the South American and European metal buildings operations. As a result, the company recorded a $7.1 million pretax charge in connection with the restructuring. In addition, the company recorded a $6.5 million pretax charge for the impairment of certain assets. The actions leading to the restructuring charge were the closing of manufacturing operations in Brazil and the repositioning of European operations. Estimates of realizable asset sale values were obtained from outside appraisal and the company's experience in selling redundant assets. At December 31, 1998 the unused restructuring charge accrual was $2.3 million.

During 1999, the company recorded an additional $1.5 million restructuring charge for currency translation losses on its remaining Brazilian net asset exposure. Final activities related to restructuring were completed during 2000, resulting in a $.4 million reversal of the remaining accrual. A recap of activity in the restructuring charge accrual, subsequent to 1998, is presented below.

Restructuring Charge Accrual Activity, Post 1998

                           12/31/98                    Recoveries    12/31/00
(Thousands of dollars)      Accrual    Utilization     to Income      Accrual
                            -------    -----------     ---------      -------
Severance and
 termination costs          $ 1,185      $  (973)        $(212)         $ -
Legal, claims, and
 other costs                  1,092         (389)         (703)           -
                            -------      -------         -----          ---
                            $ 2,277      $(1,362)         (915)         $ -
                            =======      =======         -----          ---


Of the above $1.4 million in restructuring charge utilizations, $.3 was utilized in 2000 and $1.1 in 1999. Of the $.9 million in recoveries to income shown above, $.6 million was recovered in 2000 and $.3 million in 1999 as shown below.
The detail of restructuring charges (credits) reported on the company's statements of earnings for 1999 and 2000 is presented below.

Subsequent Restructuring Charges (Credits) Activity

(Thousands of dollars)                                         1999     2000
                                                              ------   ------
Recovery of restructuring accrual                             $ (295)  $ (620)
Redundant-worthless assets activity                             (152)     179
Foreign currency devaluation-Brazil                            1,514        -
                                                              ------   ------
Restructuring charges (credits)                               $1,067    $(441)
                                                              ======   ======


International Joint Venture Operations
The company has a 30% interest in an international joint venture, Saudi Building Systems. The joint venture is involved in the design, manufacture, and marketing of pre-engineered metal buildings for nonresidential use in its respective market.

During 2000, the company received a $2.4 million cash dividend from Saudi Building Systems, which represented a partial return of equity earnings. The company's investment was $2 million at December 31, 2000 and $4.2 million at December 31, 1999.

Assets Held for Sale
BMC Real Estate, Inc., a wholly-owned subsidiary, owns land for development which is included in "Assets held for sale" in the consolidated balance sheets. During 2000 one land parcel was sold. During 1998, the carrying value of this land development was reduced to $4 million based upon an appraisal.

Reclassifications
Certain reclassifications have been made to prior years information to conform to the 2000 presentation.


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

The Architectural Products segment includes the operations of the Vistawall Group. The group's businesses design, manufacture, and market architectural aluminum systems for nonresidential construction, including curtain wall, storefront, window, and skylight systems.

The Construction Services segment sells and constructs large, complex metal building systems, working in conjunction with the Butler Builder organization. Typical projects are very large distribution centers and industrial buildings.

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

Net Sales

(Thousands of dollars)                           2000       1999       1998
                                               --------   --------   --------
Building Systems                               $612,676   $624,518   $637,591
Architectural Products                          224,130    202,332    181,541
Construction Services                           149,273    151,937    134,532
Real Estate                                       7,682     27,309     32,809
Intersegment eliminations                       (33,384)   (32,943)   (24,310)
                                               --------   --------   --------
                                               $960,377   $973,153   $962,163
                                               ========   ========   ========

Net sales represent revenues from sales to affiliated and unaffiliated customers before elimination of intersegment sales which is included in Other. Intersegment eliminations are primarily sales from the Building Systems to Construction Services.

Interest Expense

(Thousands of dollars)                           2000       1999       1998
                                               --------   --------   --------
Building Systems                               $    233   $    717   $    425
Architectural Products                                -          -          -
Construction Services                                 -          -          -
Real Estate                                         351         92        278
Other                                             4,575      4,763      4,964
                                               --------   --------   --------
                                               $  5,159   $  5,572   $  5,667
                                               ========   ========   ========


Pretax Earnings (Loss)

(Thousands of dollars)                           2000       1999       1998
                                               --------   --------   --------
Building Systems                               $ 35,800   $ 22,476   $ 15,315
Architectural Products                           16,381     19,263     11,590
Construction Services                             2,505      2,248      2,147
Real Estate                                       2,644      4,094      4,221
Other                                           (18,937)   (16,907)   (15,598)
                                               --------   --------   --------
                                               $ 38,393   $ 31,174   $ 17,675
                                               ========   ========   ========


Assets

(Thousands of dollars)                           2000       1999       1998
                                               --------   --------   --------
Building Systems                               $218,565   $212,652   $227,474
Architectural Products                          108,688     83,315     80,799
Construction Services                            31,231     27,369     26,596
Real Estate                                      55,331     22,731     26,303
Other                                            34,183     59,790     32,721
                                               --------   --------   --------
                                               $447,998   $405,857   $393,893
                                               ========   ========   ========


Assets represent both tangible and intangible assets used by each business segment. Other represents corporate cash and cash equivalents, assets held for sale, corporate equipment, and various other assets which are not related to a specific business segment.

Capital Expenditures

(Thousands of dollars)                           2000       1999       1998
                                               --------   --------   --------
Building Systems                               $ 11,097   $ 10,934   $  8,549
Architectural Products                           24,229      2,188      5,677
Construction Services                               212        299        381
Real Estate                                           -          -         39
Other                                             1,400        213        154
                                               --------   --------   --------
                                               $ 36,938   $ 13,634   $ 14,800
                                               ========   ========   ========


Depreciation and Amortization

(Thousands of dollars)                           2000       1999       1998
                                               --------   --------   --------
Building Systems                               $ 11,094   $ 15,796   $ 11,006
Architectural Products                            3,098      2,879      2,488
Construction Services                               786        714        721
Real Estate                                           8          9          2
Other                                               608        574        706
                                               --------   --------   --------
                                               $ 15,594   $ 19,972   $ 14,923
                                               ========   ========   ========


Geographic Information by Country
The following table presents revenues by country based on the location of delivery of the product or service. The U.S. is the only country in which net sales exceeded 10% of the company's consolidated net sales.

Net Sales

(Thousands of dollars)                           2000       1999       1998
                                               --------   --------   --------
United States of America                       $824,552   $829,187   $821,127
All other countries                             135,825    143,966    141,036
                                               --------   --------   --------
                                               $960,377   $973,153   $962,163
                                               ========   ========   ========


The following table presents all noncurrent assets by country based on the location of the asset. The U.S. is the only country in which long-lived assets exceeded 10% of the company's consolidated long-lived assets.

Long-Lived Assets

(Thousands of dollars)                           2000       1999       1998
                                               --------   --------   --------
United States of America                       $137,210   $118,710   $120,568
All other countries                              19,018     16,159     19,825
                                               --------   --------   --------
                                               $156,228   $134,869   $140,393
                                               ========   ========   ========


Debt, Leases, Commitments, and Contingencies

Long-Term Debt

(Thousands of dollars)                                      2000       1999
                                                          --------   --------
1998 private placement notes                              $ 35,000   $ 35,000
1994 private placement notes                                15,000     20,000
Industrial revenue bonds                                     6,250      6,250
Other debt                                                   2,611      1,447
                                                          --------   --------
Total long-term debt                                        58,861     62,697
Less current maturities                                     (5,563)    (5,676)
                                                          --------   --------
   Long-term debt                                         $ 53,298   $ 57,021
                                                          ========   ========

>/TABLE>

Long-Term Debt
The 1998 private placement notes carry a fixed interest rate of 6.57%, and are payable in equal annual installments of $3.5 million beginning in 2004. The notes mature March 20, 2013.

The 1994 private placement notes carry a fixed interest rate of 8.02%, and are payable in equal annual installments of $5 million. The notes mature December
30, 2003.

Industrial Revenue Bonds mature in 2015, are guaranteed by the company, and are secured by a bank letter of credit. The weighted-average interest rate on the bond issue was 5% for 2000, 3.9% for 1999, and 4% for 1998.

Total principal payments due on all debt in each of the five years subsequent to December 31, 2000 are $5.6 million in 2001, $5.4 million in 2002, $5.3 million in 2003, $3.8 million in 2004, $3.9 million in 2005, and $34.9 million thereafter. Cash payments for interest on long-term debt were $5.1 million in 2000 and $4.6 million each during 1999 and 1998.

Short-Term Borrowings
During 2000 and 1999 the company borrowed to meet working capital needs and other requirements. At December 31, 2000 the company had a domestic bank credit facility of $40 million to meet the needs of the company. The company's foreign operations had separate lines of credit with local banks of $6 million at current exchange rates. Borrowings outstanding at December 31, 2000 were $35.2 million with a weighted-average interest rate of 7.4%. At December 31, 2000 the company had $10.8 million of available borrowing capacity under these lines.

Debt and Borrowing Covenants
The company's credit agreements contain certain limitations on additional borrowings, the payment of cash dividends, and the purchase of company stock, as well as covenants related to the maintenance of certain financial ratios.
As of December 31, 2000 the company was in compliance with all covenants, and at that date approximately $18 million was available for additional cash dividends and share repurchases.

Leases
Rental expense under operating leases was $11.3 million, $11 million, and $10.2 million in 2000, 1999, and 1998, respectively. Minimum rental commitments under noncancelable operating leases are $7.9 million in 2001, $5.1 million in 2002, $3.5 million in 2003, $2.4 million in 2004, and $1.5 million in 2005.

Commitments and Contingencies
The company is subject to various legal proceedings, claims, and environmental actions which arise in the ordinary course of business operations. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, believes the resolution of these matters will not have a material adverse effect upon the company's financial position or results of operations.

In 2000, the company's Board of Directors approved the construction of a new headquarter's facility to be located in Kansas City, Missouri. The new facility will replace leased space the company currently occupies. The cost of the new facility is estimated at $26 million.


Taxes on Income
The components of the provision for income taxes are shown below.


Components of Income Taxes

(Thousands of dollars)                              2000      1999      1998
                                                  -------   -------   -------
Current:
   Federal                                        $12,442   $ 3,665   $11,555
   Foreign                                            186        13       878
   State and local                                  2,131     1,755     1,515
                                                  -------   -------   -------
                                                   14,759     5,433    13,948
                                                  -------   -------   -------
Deferred:
   Federal                                         (1,456)      (86)   (2,995)
   State and local                                   (125)       (7)     (257)
                                                  -------   -------   -------
                                                   (1,581)      (93)   (3,252)
                                                  -------   -------   -------
   Total income tax expense                       $13,178   $ 5,340   $10,696
                                                  =======   =======   =======


In 1999 the company sold all shares of its United Kingdom metal building business and recorded a tax benefit of $5.8 million. The sale of shares resulted in a capital loss which was used to offset prior capital gains. Year 2000 was the last year of a tax holiday for the company's Chinese subsidiary. Beginning in 2001, its earnings will be taxed at a reduced percentage of the Chinese statutory rate. Cash payments for income taxes were $5.3 million, $15.8 million, and $14.4 million in 2000, 1999, and 1998, respectively. The foreign components of pretax earnings were net profits of $4.5 million and $4.4 million in 2000 and 1999, respectively, and a net loss of $7.4 million in 1998.

A reconciliation of the statutory federal income tax and the income tax expense is shown below.

Reconciliation of Income Tax Expense

(Thousands of dollars)                              2000      1999      1998
                                                  -------   -------   -------
Expected income tax expense                       $13,438   $ 5,100   $ 6,186
State and local income tax,
 net of federal benefits                            1,385     1,141       985
Nondeductible losses (nontaxable profits)
 of foreign subsidiaries                           (1,378)   (1,533)    2,580
Foreign sales corporation tax benefit                (229)     (350)     (371)
Loss of U.K. tax credits                                -         -       540
Other                                                 (38)      982       776
                                                  -------   -------   -------
   Actual income tax expense                      $13,178   $ 5,340   $10,696
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

Deferred Tax Assets and Liabilities

(Thousands of dollars)                              2000      1999      1998
                                                  -------   -------   -------
Current deferred tax assets:
   Operating expenses                             $ 9,722   $ 8,156   $ 8,834
   Inventory                                          656       821     1,071
   Restructuring charge                               (27)        -       825
   Other                                              235       261       214
                                                  -------   -------   -------
   Net current deferred tax assets                $10,586   $ 9,238   $10,944
                                                  =======   =======   =======


Deferred Tax Assets and Liabilities
(Thousands of dollars)                              2000      1999      1998
                                                  -------   -------   -------
Noncurrent deferred tax assets (liabilities):
   Depreciation                                   $(8,308)  $(8,664)  $(8,835)
   Operating expenses                               4,839     5,845     3,994
   Minority investments                               280      (428)     (428)
   Foreign net operating loss carryforward          1,641     1,347     6,825
   Asset impairment                                 2,783     2,905     2,905
   Deferred income                                   (572)     (655)     (655)
   Other                                             (431)     (645)     (422)
                                                  -------   -------   -------
   Net noncurrent charge tax assets                   232      (295)    3,384
   Valuation allowance                             (1,641)   (1,347)   (6,825)
                                                  -------   -------   -------
      Net noncurrent deferred tax liabilities     $(1,409)  $(1,642)  $(3,441)
                                                  =======   =======   =======


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

The IRAA assets include the company's common stock, other equities, bonds, and government securities. At December 31, 2000 and 1999, the IRAA had net assets of $51 million and $52.7 million, respectively, and held 768,637 shares and 831,312 shares of company stock at December 31, 2000 and 1999, respectively. The company expensed $.7 million for IRAA contributions in 2000, $.7 million in 1999, and $.6 million in 1998.

A reconciliation of benefit obligations and plan assets, the funded status, and the prepaid pension cost for the defined benefit plans are presented below. While the market value of IRAA assets is not expressly shown in the tables, the effect of the IRAA offset against the defined benefit has been recognized in the benefit obligations presented. The assets of the defined benefit plans are primarily equities, bonds, and government securities.

Reconciliations of Benefit Obligation and Plan Assets,
Funded Status and Prepaid Benefit Cost

(Thousands of dollars)                                      2000       1999
                                                          --------   --------
Reconciliation of projected benefit obligation
(Actuarial present value of future benefits
including future increases in compensation levels)
Projected benefit obligation at January 1                 $ 87,413   $ 87,176
Service cost-benefits earned during the period               4,657      4,562
Interest cost on projected benefit obligation                7,086      6,172
Amendments to plans                                            421          -
Actuarial (gain) loss                                        5,135     (7,620)
Benefits paid                                               (3,454)    (2,877)
                                                          --------   --------
   Projected benefit obligation at December 31            $101,258   $ 87,413
                                                          ========   ========

Vested and accumulated benefit obligations
(For service and compensation through December 31)
Vested benefit obligation                                 $ 64,792   $ 57,977
                                                          ========   ========
Accumulated benefit obligation                            $ 69,532   $ 59,610
                                                          ========   ========

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1                    $ 79,325   $ 67,195
Actual return on plan assets                                (3,993)     9,607
Employer contribution                                        8,883      5,400
Benefits paid                                               (3,454)    (2,877)
                                                          --------   --------
   Fair value of plan assets at December 31               $ 80,761   $ 79,325
                                                          ========   ========

Funded status and prepaid benefit cost at December 31
Projected benefit obligation greater than plan assets     $(20,497)  $ (8,088)
Unrecognized net transition obligation cost                     77        274
Unrecognized prior service cost                              2,318      2,150
Unrecognized net actuarial loss                             25,336     10,144
                                                          --------   --------
   Prepaid benefit cost                                   $  7,234   $  4,480
                                                          ========   ========


The components of net pension cost of the defined benefit plans are presented below.

Components of Net Pension Cost

(Thousands of dollars)                              2000      1999      1998
                                                  -------   -------   -------
Service cost - benefits earned during the year    $ 4,657   $ 4,562   $ 3,420
Interest cost on the projected benefit obligation   7,086     6,172     5,288
Expected return on plan assets                     (6,768)   (5,609)   (5,366)
Amortization of transition obligation                 197       197       197
Amortization of prior service cost                    253       259       202
Amortization of net actuarial loss                    704     1,282       816
                                                  -------   -------   -------
   Net pension cost                               $ 6,129   $ 6,863   $ 4,557
                                                  =======   =======   =======

Assumptions used to determine net pension cost
 and benefit obligations:
   Discount rate of future benefit obligation       7.75%     7.75%     7.25%
   Long-term expected return on plan assets         8.50%     8.50%     9.50%
   Long-term rate of increase in
    compensation levels                             5.50%     5.50%     5.50%


Other Benefit Plans
The company sponsors the Butler Employees Savings Trust, a savings plan under section 401(k) of the Internal Revenue Code. All salaried and nonunion hourly employees are eligible to participate in this plan. Under its terms the company will match 30% of the first 6% of employees' contributions to the plan if certain profitability levels are attained. In 2000, 1999, and 1998 the company reached the defined profitability goals and accordingly expensed $1.7 million, $1.6 million, and $1.5 million, respectively, as a matching contribution to the plan. In addition, the company sponsors 401(k) savings plans for its bargaining unit employees.

The company sponsors a supplemental retirement plan for certain executives. Life insurance arrangements have been purchased to meet the liabilities of the plan. The company expensed $.7 million, $1 million, and $.8 million in 2000, 1999, and 1998, respectively, related to this plan.

The company offers a nonqualified, unfunded deferred compensation plan to certain key executives. The plan liability at December 31, 2000 and 1999 was $5.2 million.

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

Reconciliation of Benefit Obligation, and the Funded Status and Accrued
Benefit Liability

(Thousands of dollars)                                        2000      1999
                                                            -------   -------
Reconciliation of projected benefit obligation
(Actuarial present value of future benefits)
Projected benefit obligation at January 1                   $14,301   $13,040
Service cost-benefits earned during the period                  438       384
Interest cost on projected benefit obligation                 1,070       912
Actuarial loss                                                2,121     1,874
Benefits paid                                                (2,536)   (2,710)
Participant contributions                                       991       801
                                                            -------   -------
   Projected benefit obligation at December 31              $16,385   $14,301
                                                            =======   =======

Funded status and accrued benefit liability at December 31
Projected benefit obligation, unfunded                      $16,385   $14,301
Unrecognized net transition obligation cost                  (5,733)   (6,211)
Unrecognized net actuarial loss                              (6,917)   (5,012)
                                                            -------   -------
   Accrued benefit liability                                $ 3,735   $ 3,078
                                                            =======   =======


The components of the annual net benefit cost are presented below.

Components of Net Benefit Cost

(Thousands of dollars)                                2000     1999     1998
                                                     ------   ------   ------
Service cost - benefits earned during the year       $  438   $  384   $  360
Interest cost on the projected benefit obligation     1,070      912      965
Amortization of transition obligation                   478      478      478
Amortization of net actuarial loss                      216       86      101
                                                     ------   ------   ------
   Net benefit cost                                  $2,202   $1,860   $1,904
                                                     ======   ======   ======


For measurement purposes, annual rates of future increases in the company's per capita cost of covered health care benefits were assumed to be 7% for 2001, 6% for 2002, and 3.5% for 2003. During 2003, it is projected that the plan will reach the company's contribution cap - 175% of its 1993 per capita contribution.

The discount rate assumption was 7.75% at December 31, 2000 and 1999, and 7.25% at December 31, 1998. The rate of future compensation increases has no impact on the plan. The return on plan assets is not applicable since the plan is unfunded and benefits are paid as claims are submitted.

Assumed health care trend rates can have a significant effect on the amounts reported for the health care plans. However, since the plan has capped the company's cost at 175% of its 1993 per capita cost, the effect on the company is not material. A 1% change in assumed health care cost trend rates would have the following effects:

(Thousands of Dollars)                              1% Increase   1% Decrease
                                                    -----------   -----------
Effect on total of service and interest cost
 components of net annual benefit cost                 $  62         $ (59)
Effect on the health care component of the
 projected benefit obligation                          $ 231         $(230)


Stock Option Plans
The company records stock compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25 no charges are made to earnings in accounting for stock options granted because all options are granted at fair market value. If the amounts received when options are exercised are different than the carrying value of treasury stock issued, the difference is recorded in retained earnings.

Stock options are presently outstanding under the Stock Incentive Plans of 1996 and 1987. The 1996 Plan covering 600,000 shares was approved in April, 1996. The 1987 plan was terminated upon the approval of the 1996 plan except for outstanding stock options and stock appreciation rights.

At December 31, 2000, 1999, and 1998, 519,250, 265,249, and 267,521 shares, respectively, under option were exercisable and 94,199, 119,979, and 388,393 shares, respectively, were available for grant.

Nonqualified stock options were granted by the company in 2000, 1999, and 1998 to key employees under the 1996 plan. Options are granted at a fixed exercise price based upon the fair market value on the date of the grant and expire no more than 10 years from the date of grant. Options granted in 2000, 1999, and 1998 vest one year after the date of grant. Below is a summary of stock option activity for the three years ended December 31, 2000.

Summary of Stock Option Activity

                         2000                1999              1998
                   ----------------   ----------------   ----------------
                           Weighted-           Weighted-         Weighted-
                            average             average           average
                           Exercise            Exercise          Exercise
                   Shares    Price    Shares     Price   Shares    Price
                   -------   ------   -------   ------   -------   ------
Outstanding
 at beginning
 of year           542,249   $28.70   378,516   $25.72   306,126   $22.86
Granted             31,500   $23.00   278,000   $26.00   103,000   $32.19
Exercised           (9,999)  $11.67  (108,267)  $11.11   (22,775)  $13.44
Forfeited          (13,000)  $32.39    (6,000)  $33.44    (7,835)  $34.71
                   -------            -------            -------
Outstanding
 at end of year    550,750   $28.59   542,249   $28.70   378,516   $25.72
                   =======            =======            =======


A summary of outstanding and exercisable options is shown below.

Stock Options Outstanding and Exercisable

                 Options Outstanding                     Options Exercisable
----------------------------------------------------   -----------------------
                                            Weighted-                Weighted-
   Range of         Number                   Average     Number       Average
   Exercise      Outstanding    Remaining   Exercise   Exercisable   Exercise
    Prices       at 12/31/00  Life in Years  Price     at 12/31/00    Price
--------------   -----------  -------------  ------    -----------    ------
$ 8.00 - 23.00      61,750         3.2       $18.20       30,250      $13.20
$26.00             273,000         3.1       $26.00      273,000      $26.00
$29.50 - 35.88     134,000         2.1       $32.45      134,000      $32.45
$38.75              82,000         1.3       $38.75       82,000      $38.75
                   -------                               -------
                   550,750         2.6       $28.59      519,250      $28.93
                   =======                               =======


Since the company applies APB 25 in accounting for its plans, no compensation cost has been recognized for stock options in net income. Stock-based compensation cost if recorded under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", would have decreased the company's net income and earnings per share by $.1 million and $.02 per share in 2000, $1.3 million and $.18 per share in 1999, and $.6 million and $.08 per share in 1998.

The company uses the Black Scholes option pricing model to estimate the fair value of stock options on their date of grant. The fair value per share of stock options granted was $5 in 2000, $8 in 1999, and $10 in 1998. The following assumptions were used:

Assumption                                          2000      1999      1998
                                                  -------   -------   -------
Dividend yield                                       2.6%      2.3%      1.9%
Risk-free interest rate                              5.1%      6.6%      4.6%
Volatility                                            25%       34%       36%
Life of option                                    5 years   5 years   5 years


Treasury Stock Activity

(Thousands of dollars)                              2000      1999      1998
                                                  -------   -------   -------
Balance, January 1                                $51,200   $40,919   $31,456
Purchases                                          15,121    13,093    10,260
Issues                                               (778)   (2,812)     (797)
                                                  -------   -------   -------
Balance, December 31                              $65,543   $51,200   $40,919
                                                  =======   =======   =======


As a result of options exercised and the issuance of treasury stock, the company recognized a tax benefit of $.1 million, $.5 million, and $.2 million in 2000, 1999, and 1998, respectively, which was credited directly to retained earnings.

(Number of shares)                             2000        1999        1998
                                            ---------   ---------   ---------
Balance, January 1                          2,211,646   1,806,202   1,451,205
Purchases                                     654,300     527,321     391,513
Issues                                        (33,608)   (121,877)    (36,516)
                                            ---------   ---------   ---------
Balance, December 31                        2,832,388   2,211,646   1,806,202
                                            =========   =========   =========
Ending average cost at December 31             $23.14      $23.15      $22.65


Quarterly Financial Information (Unaudited)

(Thousands of dollars except per share amounts)
                                       Quarter Ended
                         ----------------------------------------
2000                     March 31   June 30    Sept. 30   Dec. 31     Annual
                         --------   --------   --------   --------   --------
Net sales                $219,189   $244,036   $249,671   $247,481   $960,377
Gross profit               34,714     42,157     47,231     44,621    168,723
Net earnings                2,215      6,643      9,431      6,926     25,215
Basic earnings per share $    .33   $   1.01   $   1.47   $   1.09   $   3.87
Diluted earnings
 per share               $    .33   $   1.01   $   1.47   $   1.09   $   3.86
Dividends per share      $    .16   $    .16   $    .17   $    .17   $    .66

Annual earnings per share for 2000 do not equal the sum of the quarterly earnings per share because of the timing of net earnings and the company's purchase of common shares during the year.

                                       Quarter Ended
                         ----------------------------------------
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


Quarter ended March 31 net earnings and earnings per share amounts include a currency transaction loss in Brazil of $1.0 million or $.13 per share. Quarter ended September 30 net earnings include a tax benefit of $5.8 million or $.81 per share from the share sale of the company's United Kingdom subsidiary, Butler Building Systems, Ltd. Net earnings for quarter ended December 31 include a $2.5 million or $.35 per share write-down of a software project. The cumulative annual effect of these one-time items increased net earnings by $2.3 million or $.33 per share. Excluding these items, 1999 net earnings from operations were $23.5 million or $3.30 per share.

Annual earnings per share for 1999 do not equal the sum of the quarterly earnings per share because of the timing of net earnings and the company's purchase of common shares during the year.


Price Range of Common Stock (Unaudited)
The company's common stock is traded on the New York Stock Exchange. The table below presents the high and low trading prices as reported by the exchange.

                                               2000                 1999
                                         ---------------      ---------------
                                          High     Low         High     Low
                                         ------   ------      ------   ------
First quarter                            $25.94   $21.63      $26.50   $22.13
Second quarter                           $25.63   $17.00      $29.94   $23.44
Third quarter                            $23.00   $17.00      $28.56   $26.00
Fourth quarter                           $25.69   $22.00      $26.38   $21.00
Range for the year                       $25.94   $17.00      $29.94   $21.00

Year-end closing price                     2000   $25.31
                                           1999   $22.31
                                           1998   $22.38


Historical Review (2000-1996)

Dollars in thousands, except per share amounts

Years ended December 31,       2000      1999      1998      1997      1996
                             --------  --------  --------  --------  --------
Income Statement Data
Net sales                    $960,377  $973,153  $962,163  $924,646  $870,162
   Net earnings                25,215    25,834     6,979    34,384    25,763
   As a percent of sales         2.6%      2.7%       .7%      3.7%      3.0%
   As a percent of average
    shareholders' equity        15.5%     16.7%      4.6%     24.5%     22.7%

Per share of common stock:
   Basic earnings            $   3.87  $   3.66  $    .92  $   4.48  $   3.39
   Diluted earnings              3.86      3.63       .92      4.43      3.35
   Cash dividends declared        .66       .62       .58       .52       .44
   Cash dividends paid            .65       .61       .57       .50       .42

Financial Position At Year End
Assets
   Current assets            $291,770  $270,988  $253,500  $233,323  $222,061
   Property, plant, and
    equipment, net            117,396    94,051    97,704    96,339    77,398
   Total assets               447,998   405,857   393,893   374,972   337,420

Working capital
   Net working capital       $ 78,861  $ 96,014  $ 92,370  $ 68,819  $ 61,182
   Ratio of current assets
    to current liabilities        1.4       1.5       1.6       1.4       1.4

Financial structure
   Long-term debt, less
    current maturities       $ 53,298  $ 57,021  $ 62,901  $ 33,918  $ 38,397
   Total debt                  58,861    62,697    68,733    39,780    43,861
   Shareholders' equity       165,716   159,550   150,188   156,566   124,442
      Per common share,
       year end                 26.49     23.20     20.62     20.50     16.46
   Total debt as a percent
    of total capital              26%       28%       31%       20%       26%

General Statistics
Depreciation and
 amortization                $ 15,594  $ 19,972  $ 14,923  $ 12,474  $  9,737
Capital expenditures         $ 36,938  $ 13,634  $ 14,800  $ 30,249  $ 22,670
Basic shares outstanding,
 average                        6,521     7,064     7,553     7,668     7,590
Diluted shares outstanding,
 average                        6,531     7,111     7,612     7,754     7,693
Common shares outstanding,
 year end                       6,256     6,877     7,282     7,637     7,561
Common shareholders,
 year end                       2,066     2,599     2,210     2,310     2,345
Number of employees,
 year end                       5,079     4,912     5,171     5,117     4,162

1. In thousands except per share amounts for common stock and the number of shareholders and employees.
2. The 1999 net earnings include a tax benefit from the sale of Butler Building Systems, Ltd. of $5.8 million or $.81 per share.
3. The 1998 net earnings include a restructuring and asset impairment charge of $10.7 million or $1.41 per share.
4. The 1997 net earnings include an after-tax gain on the sale of the Grain Systems division of $13.3 million or $1.72 per share.
5. Earnings per share have been restated to reflect the provisions of Statement of Financial Accounting Standard No. 128 - Earnings Per Share.
