Form 10-K/A, Exhibit 13
period 2001-12-31
BUTLER MANUFACTURING CO
filed 2002-03-29
CIK 15840

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

Butler Manufacturing Company supplies products and services for nonresidential construction markets. These markets are cyclical in nature. One consequence of cyclicality is demand for the company’s products generally increases and decreases at a rate greater than the movement of the general economy. Most of the world’s economies entered into recession in 2001, and nonresidential construction demand declined as expected. Butler Manufacturing Company’s 2001 financial results reflect the global recession.

Chart: Sales By Segment (in millions)

	2001	2000	1999

North American Building Systems	$440	$530	$546
International Building systems	$82	$86	$84
Architectural Products	$232	$224	$202
Construction	$133	$149	$152
Real Estate	$38	$8	$27

Chart: Pretax Earnings By Segment (in millions)

	2001	2000	1999

North American Building Systems	$10.4	$31.7	$18.3
International Building systems	$(6.1)	$4.1	$4.2
Architectural Products	$13.8	$16.4	$19.3
Construction	$3.2	$2.5	$2.2
Real Estate	$6.0	$2.6	$4.1

2001 Compared to 2000

The company’s sales were $897 million in 2001, down $63 million or 6.6%, from the prior year. The majority of the decline occurred in the North American Building Systems segment where sales were $440 million in 2001, a decline of $90 million or 17%. Sales in the domestic nonresidential Butler® buildings and Lester® buildings businesses were both lower than the prior year. Lower sales in these businesses were the direct result of fewer opportunities in the important commercial and manufacturing sectors. Construction buying decisions were delayed or shelved, as the global economy entered a more severe decline in the latter half of the year, accelerated by the terrorist attack of September 11. Weather conditions early in the year, especially in the northern half of the U.S., slowed construction activity and contributed to the decline in annual sales. However, the Liberty® metal buildings business, whose lower priced product offering was introduced in the latter part of 2000, reported increased revenues in 2001 as this business completed its first full year of operations.
      The International Building Systems segment sales were $82 million in 2001 compared with $86 million in 2000, a decline of 5.3% from the prior year. Increases in revenues from the China metal buildings business were not enough to offset the decline experienced in the European metal buildings business.
      Sales in the Architectural Products segment increased 3.3% in 2001 to $232 million compared with $224 million a year ago. The additional capacity from the opening of a new extruding and finishing facility in Tennessee contributed to the sales growth of this business. However, sales in the Architectural Products segment slowed in the latter part of the year as the commercial construction market demand declined.
      The Construction Services segment reported sales of $133 million in 2001 compared with $149 million, a decline of 11%. Lower comparative sales during the first half of the year, and a shift in focus to more material-erect projects, which produce less sales volume on a per project basis, and a more selective pursuit of turnkey construction projects, contributed to the decline. Construction Services experienced an increase in comparative sales in the latter half of the year due to increased volume from relationship accounts with multiple-location project opportunities, and a large governmental project, which required repetitive standard structures on a fast-track implementation schedule.
      Real Estate segment sales in 2001 were $38 million, an increase of $30 million over the prior year. The increase in sales was due to a record backlog of completed projects available for sale at the beginning of 2001 vs. 2000. Butler Real Estate’s revenue stream is more erratic than that of the company’s manufacturing operations due to the project nature of the business.
      Gross profit in 2001 was $137 million, or 15.3% of sales compared with $169 million, or 17.6% of sales in 2000. Gross profit by segment is presented below.

	2001	Change	Gross Profit as
	Gross	from	a % of sales
Dollars in millions	Profit	2000	2001	2000

North American Building Systems	$69	$(30)	15.7	18.7
International Building Systems	13	(2)	15.9	17.0
Architectural Products	40	(1)	17.2	18.3
Construction Services	13	–	9.4	8.2
Real Estate	2	1	6.0	15.6

Total	$137	$(32)	15.3	17.6

     Gross profit as a percent of sales in the North American Building Systems segment was 15.7% in 2001 compared with 18.7% in 2000. Declining sales opportunities in the nonresidential construction market caused by the economic downturn lowered this segment’s manufacturing productivity and gross profit margins during the year. The U.S. metal buildings business took one plant offline during the latter part of the year to better balance its capacity with market demand. Competitive conditions throughout the year reduced product selling prices, lowering gross profit margins as well.
      International Building Systems segment gross profit percentage was 15.9% in 2001 compared with 17% in 2000. The gross profit percentage declined modestly in the China business and more severely in the European business, primarily due to the impacts of competitive pricing generally and recession in Europe specifically.
      Gross profit as a percent of sales in the Architectural Products segment was 17.2% in 2001 compared with 18.3% in the prior year. Start-up costs associated with the new Tennessee plant, previously as out-sourced production was transitioned in-house during the year, and the slowing commercial construction market in the latter half of the year were the primary contributors to the decline.
      The Construction Services segment’s gross profit percentage increased to 9.4% in 2001 from 8.2% in the prior year. A shift in focus to material-erect projects, a more selective pursuit of turnkey projects, good project execution, and better margins on the multi-site program mentioned previously were the primary causes for the improvement.
      The Real Estate segment’s gross profit percentage declined to 6% in 2001 from a historically high rate of 15.6% in the prior year. Gross margins on project sales in 2001 reflected a more typical rate for the merchant developer market niche in which Butler Real Estate operates.
      The company’s sales, general, and administrative expense was $115 million in 2001 compared with $124 million in 2000, a 7.4% decrease from the prior year. The decrease was primarily accomplished in the Building Systems and Construction Services segments, driven by volume decreases as well as reductions from a number of continuous improvement, organizational change, and cost control initiatives. Selling, general, and administrative expenses increased in the International Building Systems and Architectural Products segments due to expenditures to fund growth initiatives in both segments, including costs associated with new plant capacity and an expanded sales presence in China.
      During the fourth quarter the company recorded pretax charges of $4.3 million for asset impairment and $3.9 million for restructuring, related to the decision to sell certain assets and dispose of other assets related to its European metal building operation. The after-tax impact of the charges was $3.6 million, or $.58 per share. A letter of intent has been signed and the sale is expected to close by the end of the first quarter of 2002. Excluding these special charges, the operating loss for the company’s European operations was $3.3 million during 2001. The European business is included in the International Building Systems segment.
      Operating income for 2001 was $14.3 million as compared with $45.2 million in 2000.
      Other income was $.9 million for the year compared with expense of $1.6 million in the prior year. The primary reason for the favorable increase was due to higher rental income in the company’s Real Estate segment. Butler Real Estate entered 2001 with a record backlog of completed projects. It generates rental income from tenants occupying completed real estate developments while the facilities are being marketed for sale to third party investors.
      Interest expense totaled $6.9 million in 2001 compared with $5.2 million the prior year. The increase was primarily due to interest expense related to the new $50 million private placement notes issued by the company to a group of insurance companies in June 2001.
      Pretax earnings for 2001 were $16.4 million before, and $8.3 million after asset impairment and restructuring charges associated with the company’s European business. The company realized a $4.5 million tax benefit associated with the pending sale of the European business.
      The company’s effective tax rate was 2.4% in 2001. This rate includes a $4.5 million benefit associated with the sale of the European business. Excluding this benefit and the related special charges, the effective rate would have been 28.7% as compared with 34.3% in the prior year. A partial tax holiday for the company’s China subsidiary, favorable settlements of tax audits, and the utilization of a capital loss carryforward contributed to the lower effective rate in 2001.
      The after-tax effect of the European special charges decreased net earnings by $3.6 million or $.58 per share. Net earnings were $8.1 million or $1.28 per share in 2001 compared with $25.2 million or $3.86 per share in 2000.

2000 Compared to 1999

The company’s sales decreased $13 million to $960 million in 2000 compared with $973 million in 1999, a net decline of 1%. Three business segments: Real Estate, Northern American Building Systems, and Construction Services, posted lower sales. The Architectural Products and International Building segments reported higher sales as presented in the graphs on page 14.
      The Northern American Building Systems segment reported higher sales. Domestic sales were up modestly; however, significantly lower sales to its Latin American markets more than accounted for the 3% sales decline for this segment during 2000. The International Building segment increased $2 million to $86 million as European sales were up 14% and China sales matched the prior year’s record level. Architectural Products sales increased $22 million, or 11%, due to increased demand for its products and its ability to provide a high level of service to this market. Construction Services sales declined $3 million in 2000 as we began to transition this business to pursue more value-added work. Real Estate sales declined $20 million due to the timing of its project sales.
      Gross profit in 2000 was $169 million, or 17.6% of sales compared to $172 million, or 17.7% of sales in 1999. Gross profit by segment is presented below.

	2000	Change	Gross Profit as
	Gross	from	a % of sales
Dollars in millions	Profit	1999	2000	1999

North American Building Systems	$99	$1	18.7	18.1
International Building Systems	15	(1)	17.0	19.4
Architectural Products	41	(1)	18.3	20.9
Construction Services	13	–	8.2	8.2
Real Estate	1	(2)	15.6	12.8

Total	$169	$(3)	17.6	17.7

     Gross profit in the North American Building Systems segment in 2000 improved as compared with the prior year. The International Building Systems gross profit rate declined 2.4% to 17.0% as the European business transitioned its manufacturing operations from Scotland to Hungary, incurring extra costs for the year. Gross profit in the Architectural Products segment declined in amount and percentage of sales. The business outgrew its manufacturing capacity in 2000, and needed to substantially increase the purchase of third-party extrusions and finishing at a cost premium. A new production facility in Tennessee, to be completed in 2001, is expected to reduce manufacturing costs and provide capacity for continued sales growth.
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
      In 2000 the company recorded income of $.4 million from a reversal of unutilized restructuring charges associated with the 1998

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

restructuring of the company’s Brazilian and European businesses. In 1999 the company recorded charges, net of recoveries, of $1.1 million incident to the restructuring of these businesses.
      In 2000 the company recorded other expense of $1.6 million compared with other income of $.2 million in 1999. Lower interest income on short-term investments and losses on asset dispositions accounted for the difference between the years.
      Operating income increased 24% to $45.2 million in 2000 compared with $36.5 million in 1999.
      Interest expense declined to $5.2 million in 2000 compared with $5.6 million in 1999 due to a lower level of debt and a higher level of interest capitalized as project cost for major facility additions during 2000. The company’s effective tax rate was 34.3% in 2000 and 17.1% in 1999. The effective rate in 2000 benefited from an income tax holiday for the company’s China subsidiary. The lower effective rate in 1999 was the result of the same tax holiday plus a $5.8 million tax benefit realized from the sale of the company’s Scottish subsidiary, Butler Building Systems Ltd.
      Net earnings in 2000 were $25.2 million, or $3.86 per share, as compared to $25.8 million, or $3.63 per share. Net earnings in 1999 benefited from one-time items, which increased net earnings by $2.3 million, or $.33 per share.

Chart: Cash Increased $36 Million During 2001 (in millions)

Sources
Net earnings adjusted for non-cash items	$34
Working Capital, net of noncurrent activities	$11
Real Estate Developments	$29
Net Borrowings Activities	$12
Uses
Capital Expenditures and Other	$46
Dividends and Treasury Stock	$4

Liquidity and Capital Resources

Cash flow by activity for the last three years is summarized below.

Dollars in millions	2001	2000	1999

Net Earnings adjusted for non-cash items	$34	$40	$47
Working Capital, net of noncurrent activities	11	(12)	30
Real Estate Developments	29	(34)	–

Total Operating Activities	74	(6)	77

Capital Expenditures and Other	(46)	(39)	(15)
Net Borrowings Activities	12	28	(4)
Dividends and Treasury Stock	(4)	(19)	(15)

Cash Flow	$36	$(36)	$43

     During 2001 the company increased its cash and cash equivalents by $36 million. The main drivers of this increase were $74 million generated from operations, and $12 million from net borrowing activities. The main use of cash during 2001 was $45 million used for capital investments, and $4 million for dividends.
      The $74 million in operating cash flow was comprised of several components. Net earnings of $8 million plus $26 million of non-cash items charged to earnings, including depreciation and amortization expense, and the European business asset impairment and restructuring charges provided a total of $34 million. Decreases in working capital provided an additional $30 million. Working capital decreased due to lower receivables and inventories caused by both volume declines and improved management of both asset categories in most segments. As a reduction to operating cash flow, other noncurrent operating assets, net of liabilities, increased $19 million due to additions to capitalized software costs, an increase in the long-term component of prepaid expense associated with the company’s pension plans, and premiums paid on cash-surrender-value insurance policies purchased to fund nonqualified plan benefits. Finally, proceeds from the sales of real estate development projects, net of costs incurred for new developments, provided additional operating cash of $29 million in 2001.
      Funds used for investing purposes totaled $46 million in 2001, of which $45 million was used for capital projects compared with $37 million in 2000, including $27 million for the new company and certain division headquarters facility. Other significant property, plant, and equipment investments included the completion of a second extrusion and finishing plant for the Architectural Products business, and an office facility for the company’s operations in China.
      During 2001 the company entered into two credit agreements to support short and long-term financing needs. In June, the company replaced its then existing unsecured $40 million bank credit agreement with a new unsecured $50 million bank credit facility. The new bank facility expires in June 2004. The primary purpose of the bank line is to provide seasonal working capital financing for the company’s domestic operations. It also supports the company’s letter of credit needs. For the year, short-term domestic bank borrowings averaged $20 million over 181 days compared with $13 million over 291 days in 2000. The company also maintained a $3 million bank credit line for its Hungarian metal buildings business, secured by the assets of the business, and a $3 million credit facility for its China operations, secured by certain assets of that business. At December 31, 2001, $44 million was available for borrowings under the above noted facilities.
      Also in June 2001, the company issued $50 million in senior unsecured private placement notes to a group of insurance companies. The notes carry an all-in fixed interest rate of 7.91%. Principal payments of approximately $4.5 million begin in December 2006 and continue each year through the notes’ final maturity in 2016. The note proceeds were used to pay down short-term bank debt and to fund capital projects.
      Based upon the current outlook for the company, management believes the company’s anticipated operating cash flow, complemented by the existing bank credit lines, is sufficient to meet foreseen liquidity requirements.

Market Risk

The company’s principal exposures to market risk are changes in commodity prices, interest rates, currency exchange rates, and product pricing. To limit exposure to select risks, the company enters into commodity and currency hedging transactions, and forward purchasing arrangements. The company does not use financial instruments for trading purposes.

Commodity Price Exposure: The primary commodities used in the company’s operations are steel, aluminum, and lumber. Steel is the company’s largest purchased commodity. The company enters into forward steel and wood purchase arrangements in its metal buildings businesses for periods of less than one year’s duration to protect against potential price increases. Increases in the company’s steel costs are generally recaptured in the price of the company’s products. During 2001 the company’s steel costs remained relatively stable.
      Aluminum hedge contracts of less than one year’s duration are purchased to hedge the engineered products backlog of the Vistawall group against potential losses caused by increases in aluminum costs. This product line is more sensitive to material cost movements because of its longer lead times from project quoting to manufacture. Gains or losses on hedge contracts are recorded as cost of sale adjustments when the underlying product sale is recognized.
      Effective January 1, 2001, the company adopted the Statement of Financial Accounting Standards Statement (SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended. At December 31, 2001, the fair value of open aluminum contracts recorded in its cumulative other comprehensive income was $.2 million, pre tax. Unrealized gains on the company’s Canadian currency exchange contracts were recorded in earnings and were less than $.1 million pretax at December 31, 2001. At December 31, 2001, a 10% change in both aluminum or Canadian currency contracts was immaterial.

Interest Rates: Ninety-four percent of the company’s total debt carries a fixed rate of interest, which limits the company’s exposure to increases in market rates. However, interest rate changes impact the fair market value of such debt. At December 31, 2001, holding all other variables constant, including levels of indebtedness, a one percentage point change in interest rates would result in approximately a $4 million change in the fair market value of the company’s total debt. Principal payments over the next five years on the fixed-rate debt are $23 million, with a weighted-average interest rate of 7.4%. At the end of five years, then outstanding fixed-rate debt of $81 million will carry a weighted-average interest rate of 7.4%. The company’s short-term bank borrowings provide for interest at variable rates. The company does not hedge its interest rate exposure.

Foreign Currency Fluctuation: The majority of the company’s business is conducted in U.S. dollars, limiting the company’s exposure to foreign currency fluctuations. The company’s foreign-based operations use the local currency as their functional currency. The company has both transaction and translation foreign exchange exposure in its foreign markets.
      At December 31, 2001, the company’s net asset investment in foreign operations was $27 million. Due to its relative cost, limited availability, and the company’s long-term investment perspective, the company does not hedge its foreign net asset exposure.
      The company does hedge its short-term foreign currency transaction exposure related to metal building sales activity in Canada. Forward exchange contracts are purchased to cover a portion of the exposure.

Chart: Capital Employed By Segment At Year End (in millions)

	2001	2000	1999

North American Building Systems	$93	$100	$101
International Building systems	$27	$29	$18
Architectural Products	$92	$84	$59
Construction	$(7)	$8	$(1)
Real Estate	$28	$52	$21

New Accounting Pronouncements

Effective January 1, 2001, the company implemented the Financial Accounting Standards Board Statements (SFAS) No’s. 141 “Business Combinations”, 142 “Goodwill and Other Intangible Assets”, and 144 “Accounting for Impairment or Disposal of Long-Lived Assets”. SFAS No. 141 covers accounting for business combinations and eliminates the pooling of interest method of accounting for business acquisitions. The statement requires that all acquisitions be accounted for under the purchase method of accounting. The company has followed this accounting method with prior acquisitions and plans to do so in the future. SFAS No. 142 eliminates future amortization of goodwill, recorded in business combinations, and requires impairment of goodwill and intangible assets be assessed annually, with valuation write-downs, if any, reflected in the financial statements.

Pension Accounting Method Change and Pension Funded Status

Effective January 1, 2001, the company changed its method of accounting for recognizing pension plan asset gains and losses used in determination of net pension expense for its base pension plan. The company changed from the market-value method to a market-related-value method. The new method is widely used and is preferable, because it more accurately matches expense to accounting periods during which the benefits are earned, improving year-to-year comparability of net period costs for this plan. The effect of this accounting change on 2001 net income was an increase of $.4 million or $.07 per share.

     The company’s defined benefit pension plans all experienced negative investment results during 2001, for the second consecutive year, as compared with the plans’ long-term asset return assumption of 8.5%. The two-year asset return shortfall, from the 8.5% rate, reduced pension plan funding by $23 million. In addition, the decline in long-term interest rates during 2001 reduced the discount rate used to compute the present value of the plans’ benefit obligations. The 50 basis point decrease in the long-term benefit obligation discount rate increased the plans’ accumulated benefit obligations by $3 million, at the December 31, 2001 measurement date. The combined result of the above two events caused the accumulated benefit obligations for certain pension plans of the company to exceed their respective plan assets as of December 31, 2001.
      As required by accounting standards, the company recorded an other comprehensive income charge of $6.6 million, net of tax, with a corresponding reduction in shareholders’ equity to recognize this funding shortfall. In addition, the company reclassified its prepaid pension expense of $9 million from a current asset to Investments and other assets. This reclassification reflects the now long-term nature of this operating asset. The company’s accrued pension liability for all pension plans as of December 31, 2001 was $15 million.
      A summary of the $6.6 million after-tax charge to other comprehensive income is presented on page 18.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Recap of Minimum Pension Liability Recognized at December 31, 2001

	ERISA	Nonqualified
Dollars in thousands	Plans	Plan	Total

Accumulated Benefit Obligation (ABO)	$41,361	$2,911	$44,272
Fair Market Value of plan assets	36,404	–	36,404

ABO in excess of plan assets	4,957	2,911	7,868
Prepaid Pension Expense – plan contributions not yet recognized in earnings	9,392	–	9,392
Accrued Liability, previously recognized in earnings	–	(2,335)	(2,335)

Minimum Pension Liability recognized	14,349	576	14,925
Intangible Asset recognized – unamortized prior service cost	4,237	–	4,237

Pretax charge to other comprehensive income	10,112	576	10,688
Income Tax benefit	3,842	219	4,061

Reduction in shareholders’ equity	$6,270	$357	$6,627

Management Judgments and Estimates

In preparing the financial statements, a number of assumptions and estimates are determined, that in the judgment of management, are proper in light of existing general economic and company-specific circumstances. Examples of areas in which judgments and estimates are required include the collectibility of receivables, the value of inventory, the future useful life of long-lived assets, such as plant, equipment, and internally generated software, as well as the value of certain contingent liabilities, including product warranties and claims arising in the ordinary course of business. While the company has taken reasonable care in preparing these estimates and making these judgments, actual results could and probably will differ from the estimates. Management believes that any difference in the actual results from the estimates will not have a material adverse effect upon the company’s financial position or results of operations.

Critical Accounting Policies

The company’s critical accounting polices include its sales recognition for construction contracts, inventory valuation, and estimation of product liability for third-party claims.
      Sales and gross profit recognition for construction contracts are based upon the percentage completion method. This method requires the company to estimate total cost at completion for each in-process construction project. Total contract revenue less total estimated costs generates an estimated gross profit for each contract. Based upon estimated total cost and estimated gross profit, the company recognizes construction sales and gross profit over the life of the project on a percentage completion basis. The percentage complete at each period end date is determined using costs actually incurred as of that date compared to the estimate of total contract costs at completion. Periodic re-evaluations of total cost at completion estimates are made with the resulting cumulative adjustments recognized in the current period financial statements. Actual costs for completed projects can and typically will vary from earlier estimates, with the final adjustment from estimate to actual costs recognized during the period when the project is completed.
      The company has chosen the last-in, first-out (LIFO) accounting method for valuing inventory in the majority of its manufacturing businesses. In periods of rising prices and steady or increasing levels of inventory, the effect of the LIFO method is to charge the current year cost of sales with inventory purchases that reflect current year costs. This method results in a better matching of current costs with current sales during an accounting period. Generally it presents a more conservative valuation of the company’s inventory, and the gross profit and net earnings reported for the period. The LIFO valuation is a year-end measurement process requiring estimates for the determination of quarterly gross profit and quarter end inventory valuation. At December 31, 2001, the cumulative effect of choosing the LIFO method was a reduction in inventory values of $8.5 million. During 2001, the company reduced inventory levels, which had the effect of charging the current year cost of sales with prior years’ costs. For 2001, the effect of reducing inventory levels increased net earnings by $.3 million, or $ .05 per share.
      The company is subject to third-party claims associated with its products and services. The time period from when a claim is asserted to when it is resolved either by dismissal, negotiation, settlement, or litigation can be several years. While the company maintains product liability insurance, its arrangements include significant self-retention of risk in the form of policy deductibles. In addition, certain claims are not insured. Actual claim settlement costs and litigation awards can and probably will vary from the estimates made by the company. Management believes that any difference in the actual results from the estimates will not have a material adverse effect upon the company’s financial position or results of operations.

Management Transition and Director Retirements

At the end of 2001 Mr. Donald H. Pratt retired as Chairman of the Board after 36 years of service. In November 2001, Mr. John J. Holland was named Chairman of the Board and Chief Executive Office (CEO) of the company. Mr. Holland joined the company in 1980 and has served for 22 years, most recently as President and CEO. Also in November 2001, Mr. Ronald E. Rutledge was elected President and Chief Operating Officer of the company; he also was elected as a Director to the company’s Board of Directors. He most recently served as the company’s Executive Vice President. Mr. Rutledge had previously served as President of the Vistawall Group since its acquisition by the company in 1984.
      Robert J. Novello retired from the Board of Directors in 2001. Mr. Novello, the retired, former Chairman of the Copeland Corporation, had served as a Director for five years.

Share Repurchase Agreement and Cash Dividends

In April 2001 the Board of Directors authorized the repurchase of 750,000 shares of Butler common stock to be used for employee benefit plans and other corporate purposes. Stock purchases may be made from time to time in the open market and in private transactions at prevailing market prices. At December 31, 2001, 345,600 shares remained available from the April 2001 Board authorization.

      In September 2001, the company raised its quarterly dividend by 6%, from $.17 to $.18 per share, the seventh consecutive year for a dividend increase. On January 15, 2002 the Board of Directors declared a regular dividend of $.18 per share, payable on April 4, 2002, to shareholders of record on March 21, 2002. Dividends paid during 2001 totaled $4.3 million.

Outlook

At the close of 2001 most global economies were in recession. Nonresidential construction activity typically lags the movement in the general economy by several months, thus the near-term outlook for the construction industry is soft. Butler’s continued development of relationship accounts with major corporations, growth of dealer distribution networks, development of new products, and further expansion of existing products and services into underserved end-use markets are ongoing initiatives which may lessen the effect of the economic slow down. The company continues to manage and reduce current costs, while reducing future costs through Kaizen and Lean Sigma process improvements. In addition, the company’s systems approach to building construction solutions continue to capture a dominant share of the nonresidential construction market it serves. Order backlog at year-end was $291 million, 3% lower than a year ago.

Forward Looking Information

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which may include statements concerning projection of revenues, income or loss, capital expenditures, capital structure, or other financial items, statements regarding the plans and objectives of management for future operations, statements of future economic performance, statements of future operations, statements of the assumptions underlying or relating to any of the forgoing statements, and other statements which are other than statements of historical fact. These statements appear in a number of places in this report and include statements regarding the intent, belief, or current expectations of the company and its management with respect to (i) the cost and timing of the completion of new or expanded facilities, (ii) the company’s competitive position, (iii) the supply and price of materials used by the company, (iv) the demand and price for the company’s products and services, or (v) other trends affecting the company’s financial condition or results of operations including changes in manufacturing capacity utilization and corporate cash flow in both domestic and international markets. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of these various factors.

Note: Percentages presented within the MD&A are based upon amounts to the nearest thousand.

The sales by segment chart (page 14) presents segment sales before elimination of intersegment sales. The pretax (page 14) and capital employed (page 17) by segment charts do not present the other category.

Report of Independent Public Accountants

To the Shareholders of Butler Manufacturing Company:

We have audited the accompanying consolidated balance sheets of Butler Manufacturing Company (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings and retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Butler Manufacturing Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.
      As explained in the notes to the financial statements, effective January 1, 2001, the company changed its method of accounting for the recognition of asset gains and losses considered in the determination of net pension expense for its base retirement pension plan.

/S/ ARTHUR ANDERSEN LLP

Kansas City, Missouri
January 29, 2002

Consolidated Balance Sheets

Butler Manufacturing Company

	At December 31,
Dollars in thousands	2001	2000

Assets
Current assets:
Cash and cash equivalents	$52,569	$16,855
Receivables:
Trade	112,459	137,563
Other	4,201	5,914

	116,660	143,477
Allowance for possible losses	(7,138)	(5,130)

Net receivables	109,522	138,347
Inventories	57,435	61,504
Real estate developments in progress	23,966	52,623
Net current deferred tax assets	16,636	10,586
Other current assets	14,939	11,855

Total current assets	275,067	291,770

Investments and other assets	48,741	35,000

Assets held for sale	3,684	3,832

Property, plant, and equipment, at cost:
Land	7,280	5,646
Buildings	93,515	72,009
Machinery, tools, and equipment	160,726	156,129
Office furniture and fixtures	38,498	38,792
Transportation equipment	2,341	1,856

Accumulated depreciation	302,360	274,432
	(159,090)	(157,036)

Net property, plant, and equipment	143,270	117,396

	$470,762	$447,998

See Accompanying Notes to Consolidated Financial Statements.

	At December 31,
Dollars in thousands	2001	2000

Liabilities and Shareholders’ Equity
Current liabilities:
Notes payable to banks	$2,100	$35,155
Current maturities of long-term debt	5,617	5,563
Accounts payable	70,362	78,219
Dividends payable	1,131	1,064
Accrued taxes and other expenses	79,624	54,440
Accrued payroll and benefit expense	17,049	19,949
Billings in excess of costs and estimated earnings	1,564	3,045
Taxes on income	8,659	7,461

Total current liabilities	186,106	204,896

Net noncurrent deferred tax liabilities	3,683	1,409

Other noncurrent liabilities	18,254	22,679

Long-term debt, less current maturities	98,244	53,298

Shareholders’ equity:
Common stock, no par value, authorized 20,000,000 shares, issued 9,088,200 shares, at stated value, outstanding 6,280,783 shares in 2001 and 6,255,862 in 2000	12,623	12,623
Foreign currency translation adjustment and hedging activity	(165)	(1,477)
Minimum pension liability, net of tax	(6,626)	–
Retained earnings	223,594	220,113
Cost of common stock in treasury, 2,807,417 shares in 2001 and 2,832,338 shares in 2000	(64,951)	(65,543)

Total shareholders’ equity	164,475	165,716

	$470,762	$447,998

Consolidated Statements of Earnings and Retained Earnings

Butler Manufacturing Company

	Years Ended December 31,
Dollars in thousands, except per share amounts	2001	2000	1999

Net sales	$896,572	$960,377	$973,153
Cost of sales	759,331	791,654	801,144

Gross profit	137,241	168,723	172,009
Selling, general, and administrative expenses	114,846	123,975	134,442
Asset impairment charge	4,285	–	–
Restructuring charge (credit)	3,854	(441)	1,067

Operating income	14,256	45,189	36,500
Other income (expense), net	935	(1,637)	246

Operating and other income (expense)	15,191	43,552	36,746
Interest expense	6,929	5,159	5,572

Pretax earnings	8,262	38,393	31,174
Income tax expense	202	13,178	5,340

Net earnings	8,060	25,215	25,834
Retained earnings at beginning of year	220,113	199,229	178,536

	228,173	224,444	204,370
Dividends declared:
Common stock, $.70, $.66, and $.62 per share	(4,400)	(4,241)	(4,352)
Net change in retained earnings from treasury stock transactions	(179)	(90)	(789)

Retained earnings at end of year	$223,594	$220,113	$199,229

Basic earnings per share	$1.28	$3.87	$3.66

Diluted earnings per share	$1.28	$3.86	$3.63

Consolidated Statements of Comprehensive Income

Butler Manufacturing Company

	Years Ended December 31,
Dollars in thousands	2001	2000	1999

Net earnings:	$8,060	$25,215	$25,834
Other comprehensive income (loss):
Foreign currency translation adjustment and hedging activity	(437)	(375)	(1,050)
Minimum pension liability, net of tax	(6,626)	–	–

Comprehensive income	$997	$24,840	$24,784

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Butler Manufacturing Company

	Years Ended December 31,
Dollars in thousands	2001	2000	1999

Cash flows from operating activities:
Net earnings	$8,060	$25,215	$25,834
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
Depreciation and amortization	18,104	15,594	19,972
Asset impairment	4,285	–	–
Restructuring charge (credit)	3,854	(441)	1,067
Equity in loss (earnings) of joint ventures	87	(349)	(241)
Change in assets and liabilities, net of sale of businesses and excluding effect of pension and hedging related other comprehensive income:
Net receivables	28,175	(23,122)	15,034
Inventories	2,928	(1,519)	10,405
Real estate developments in progress	28,657	(33,898)	414
Net current deferred tax assets	285	(1,581)	(93)
Other current assets and total current liabilities	(1,908)	9,707	10,387
Other noncurrent operating assets and liabilities	(18,836)	4,241	(5,786)

Net cash provided (used) by operating activities	73,691	(6,153)	76,993

Cash flows from investing activities:
Capital expenditures	(44,583)	(36,938)	(13,634)
Dividend received from joint venture	–	2,400	–
Net increase in other nonoperating noncurrent assets	(1,326)	(4,418)	(641)

Net cash used by investing activities	(45,909)	(38,956)	(14,275)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	50,701	1,650	–
Repayment of long-term debt	(5,755)	(5,373)	(5,880)
Net change in notes payable to banks	(33,001)	31,731	1,528
Dividends paid	(4,332)	(4,277)	(4,344)
Issuance of treasury stock	871	778	2,812
Purchase of treasury stock	(279)	(15,121)	(13,093)

Net cash provided (used) by financing activities	8,205	9,388	(18,977)
Effect of exchange rate changes	(273)	(375)	(1,050)

Net change in cash and cash equivalents	35,714	(36,096)	42,691
Cash and cash equivalents at beginning of year	16,855	52,951	10,260

Cash and cash equivalents at end of year	$52,569	$16,855	$52,951

See Accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Butler Manufacturing Company

Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include Butler Manufacturing and all subsidiaries more than 50% owned (herein stated as “the company”). Investments in business entities in which the company does not have control (generally 20 to 50 percent ownership) are accounted for by the equity method. All significant intercompany profits, account balances, and transactions are eliminated in consolidation.

Reclassifications
Certain reclassifications have been made to prior years information to conform to the 2001 presentation.

Use of Estimates
Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles in the United States. Actual results could differ from those estimates.
      The company is subject to third-party general liability and workers compensation claims which arise in the ordinary course of business. General liability and workers compensation claim costs include an estimate of expected settlements, defense costs, and an allowance for claims incurred but not yet reported that fall within the company’s deductible arrangements with its insurers. Original claims estimates are based on the company’s insurers’ and management’s evaluations of the nature and severity of individual claims, however, ultimate claims settlement costs may vary from original estimates. Estimates of future claim development costs, based on historical claims development trends, are included in operating expense. The time period from when a claim is asserted and ultimately resolved through dismissal or settlement may be several years.

Sales Recognition
Sales from manufacturing operations are recognized when goods are shipped “free on board” (FOB) from their shipping point and when all obligations of the company have been met. For those limited instances where goods are shipped on company trucks, sales are recognized on a FOB destination point basis.
      The company recognizes sales and gross profit on construction contracts using the percentage of completion method based on construction costs incurred and the total estimated costs of the construction project. Construction project costs incurred is based on the delivery of goods and completion of construction services as provided in the accordance with the terms of the contract with the customer.
      Sales and gross profit for the Real Estate segment are recognized when real estate development projects are sold to third party investors. Rental income, classified as other income, is recognized on completed projects occupied by leasing tenants while the project is being held for sale.

Cash and Cash Equivalents
Cash and cash equivalents are defined as all demand deposits and highly liquid investments with original maturities of 90 days or less.

Inventories
Inventories are valued at the lower of cost or market and include material, labor, and manufacturing overhead. The last-in, first-out (LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out (FIFO) method had been used for all locations, inventories would have been $8.5 million and $9.9 million higher than those reported at December 31, 2001 and 2000, respectively.
      The use of the LIFO method to calculate cost of sales increased net earnings by $.9 million ($.14 per share) in 2001, decreased net earnings by $.4 million ($.06 per share) in 2000, and increased net earnings by $.5 million ($.08 per share) in 1999.
      During 2001, inventory levels decreased in certain of the company’s business units. Under the LIFO method this had the effect of charging the 2001 cost of sales with prior years’ costs that were $.5 million lower than 2001 costs, thereby increasing net earnings by $.3 million or $.05 per share. These amounts are included in the net earnings and per share amounts presented above.

Inventories by Component

Dollars in thousands	2001	2000

Raw materials	$20,132	$22,059
Work in process	13,692	10,685
Finished goods	32,100	38,686

FIFO inventory	65,924	71,430
LIFO reserve	(8,489)	(9,926)

Inventory	$57,435	$61,504

Property, Plant, and Equipment
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and the accumulated depreciation amounts are removed from the accounts.
      Interest has been capitalized in connection with the development of new facilities and is amortized over the estimated useful life of the related asset. Interest capitalized was $.6 million during the year 2001, $.3 million in 2000 and no interest was capitalized in 1999.

      Total capital expenditures for 2001 were $45 million compared to $37 million in 2000. Approximately $27 million was used to construct the majority of the company’s new headquarters building. Other expenditures include costs to complete the installation of process lines in the new Vistawall extrusion plant in Tennessee and the construction of the company’s Shanghai, China office and warehouse facilities.

Research and Development Costs
Costs incurred in the creation and start-up of new products or changes of existing products are charged to expense as incurred. The company expended $2.6 million, $3.6 million and $2.9 million of research and development costs in 2001, 2000, and 1999, respectively.

Capitalized Software
Capitalized software costs are recorded in “Investments and other assets” in the consolidated balance sheets in accordance with the Accounting Standards Executive Committee’s Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” At December 31, 2001 and 2000, capitalized software costs, net of amortization, were $14.7 million and $13.8 million, respectively. Costs capitalized in 2001 includes the initial implementation of a scalable enterprise system in the U.S. buildings business. Costs are amortized on a straight-line basis over periods not exceeding 7 years once applications are implemented and operational. Amortization of software cost was $4.4 million in 2001, $3.4 million in 2000, and $3 million in 1999. During 2001 and 2000 unamortized costs of software applications were reduced by $1.3 million and $4.9 million, respectively, and reflect the disposition of certain software applications in the U.S. buildings business.

Goodwill and Other Intangible Assets
In July 2001, the Financial Accounting Standards Board (FASB), issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 provides guidance on accounting and reporting for goodwill and intangible assets. Goodwill will no longer be amortized over future periods, but will be assessed at least annually for impairment using a fair value based test. The company will adopt this new standard on January 1, 2002.
      As of January 1, 2002 the company tested for impairment the Architectural Products business segment using the income approach and determined that its fair value exceeded its carrying value. On an on-going basis, and absent any impairment indicators, the company will conduct similar impairment tests and record any impairment loss.
      Prior to the 2001 asset impairment charge, the company had goodwill of $5.9 million, with $5.5 million in the Architectural Products segment and $.4 million in the European operation of its International Buildings Systems segment. European goodwill was written off in 2001 with the disposition of the European business. At the end of year the company had goodwill of $5.5 million. Goodwill was amortized over 40 years prior to adoption of this standard. Goodwill amortization in 2001 was $1 million, net of tax. The effect on net income of not amortizing these costs is anticipated to be $.1 million ($.02 per share) for each of the next five years starting with 2002.
      Other intangible assets include amortized cost associated with non-compete agreements totaling $1.5 million at December 31, 2001, which are being amortized over the 15 year life of the agreements prior to the adoption of this standard. For 2001 amortization was $.1 million, net of tax.

Derivative Instruments and Hedging Activities
The Financial Accounting Standards Board issued SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended, effective for fiscal years beginning January 1, 2001. These statements require derivative instruments be recorded in the balance sheet at its fair value either as an asset or liability. Changes in a derivative’s fair value are recognized in current earnings or in other comprehensive income.
      The company enters into aluminum contracts to hedge the cost of a portion of the aluminum used in its Architectural Products segment. These contracts qualify for hedge accounting under SFAS No. 133. Unrealized gains or losses on open contracts are recorded in comprehensive income until the contract settles with a corresponding adjustment to inventory (for losses) or deferred income (for gains). Gains or losses on contracts are recognized in earnings as an adjustment to cost of sales when the underlying inventory is sold. No gain or loss related to ineffectiveness was recorded for open contracts due to the highly effective nature of the hedges and the immaterially of the ineffectiveness between the derivative and the underlying purchase transaction. As of December 31, 2001, the amount recorded in cumulative other comprehensive income related to these contracts, which is expected to be recognized in earnings during 2002, is $.1 million, net of tax.
      The company enters into forward currency exchange contracts to hedge a portion of its exposure associated with Canadian dollar denominated sales and net cash flow for its Canadian operations within the Northern American Buildings Systems segment. The company’s costs for this operation are primarily denominated in U.S. dollars. While these hedge contracts would qualify for hedge accounting under SFAS No. 133, the company has not chosen to designate these derivatives as hedge contracts, under SFAS No. 133, due the immaterially of the unrealized gains or losses on such open contracts, at its normal level of activity. Accordingly, the company records the unrealized gain or loss from these derivatives in earnings as opposed to other comprehensive income. For major customer projects or for non-Canadian operations, where customer or vendor payments are denominated in a foreign currency, the company may pre-designate related forward currency exchange contracts as cash

Notes to Consolidated Financial Statements

Butler Manufacturing Company

flow hedges under SFAS No. 133 on a case-by-case basis. As of December 31, 2001, no such designation has been made.

Financial Instruments
The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 2001 and 2000 the fair value of the company’s long-term debt was not materially different than its carrying value. Other financial instruments, consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of these instruments. The company has no significant concentrations of credit risk.

Earnings Per Share
Basic earnings per share is based upon the weighted average common shares outstanding during each year. Dilutive earnings per share is based upon the weighted average common and common equivalent shares outstanding during each year. Employee stock options are the company’s only common stock equivalents; there are no other potentially dilutive securities.

Basic and Diluted Earnings Per Share (EPS) Computations

	2001

Dollars in thousands,	Net		Per Share
except per share amounts	Earnings	Shares	Amount

Basic EPS available to common shareholders	$8,060	6,281	$1.28
Assumed conversion of stock options		4

Diluted EPS available to common shareholders plus assumed conversions	$8,060	6,285	$1.28

		2000

Dollars in thousands,	Net		Per Share
except per share amounts	Earnings	Shares	Amount

Basic EPS available to common shareholders	$25,215	6,521	$3.87
Assumed conversion of stock options		10

Diluted EPS available to common shareholders plus assumed conversions	$25,215	6,531	$3.86

		1999

Dollars in thousands,	Net		Per Share
except per share amounts	Earnings	Shares	Amount

Basic EPS available to common shareholders	$25,834	7,064	$3.66
Assumed conversion of stock options		47

Diluted EPS available to common shareholders plus assumed conversions	$25,834	7,111	$3.63

     The following exercisable options were excluded from the computations of shares outstanding in one or more quarters in the determination of the annual diluted EPS presented above. Exercisable options are not considered to be common equivalent shares during quarters when the options’ exercise price exceeded the average market price of the company’s common shares.

Options Excluded from Diluted EPS

Year
excluded	Number of	Range of exercise	Year(s) the
from EPS	option shares	prices for excluded	excluded options
calculation	excluded	option shares	expire

2001	487,719	$26.00 - $38.50	2001 to 2006
2000	513,500	$26.00 - $38.75	2001 to 2006
1999	368,500	$23.00 - $38.75	2001 to 2006

Foreign Currency Translation
The value of the U.S. dollar fluctuates on foreign currency exchanges which creates exchange gains or losses on the company’s international investments. These investments, and the related equity earnings and losses, are translated into U.S. dollars at year end and average exchange rates, respectively. The gains or losses that result from translation are shown in the shareholders’ equity section of the consolidated balance sheets. Cumulative foreign currency exchange translation gains were less than $.1 million at December 31, 2001. Cumulative foreign currency exchange translation losses were $1.5 million at December 31, 2000.

Comprehensive Income
The components of comprehensive income are foreign currency translation adjustments, hedging activities, and minimum pension liabilities. The tax effect on foreign currency translations and hedging activities was deemed immaterial. Minimum pension liability, net of taxes of $4.1 million, was $6.6 million.

Construction Contracts
Costs and estimated earnings in excess of billings on construction contracts were $4.9 million and $4.3 million at December 31, 2001 and 2000, respectively, and are reflected in the consolidated balance sheets under the caption “Inventories.”
      Total receivables due under construction contracts, which are included as trade receivables, were $21.7 million and $28.7 million at December 31, 2001 and 2000, respectively. Included in the contract receivables were $6.3 million and $5.1 million at December 31, 2001 and 2000, respectively, for amounts billed but not collected pursuant to retainage provisions. These amounts are generally due upon completion of the contracts. Contract receivables, including retention, which the company expects to collect within the next twelve months, are classified as Trade Receivables in the company’s balance sheet. Retention older than one year and included in Trade Receivables, totaled $1.1 million and $.6 million at December 31, 2001 and 2000, respectively. Contract receivables where the anticipated collection date is not within the next twelve months are classified under Investments and other assets.

Restructuring and Asset Impairment Charges
During the fourth quarter of 2001, the company’s board of directors approved the disposition of the assets of the company’s European building business part of the international building systems segment. The company has entered into a letter of intent to sell certain assets of the business. As a result, the company recorded a $8.1 million pretax charge in December of 2001. $4.3 million of the pretax charge is for the write-down of certain assets at its European business to estimated net realizable value based on estimated proceeds from the sale in accordance with SFAS No. 121, “Accounting for the Impairment of Long-lived Assets to be Disposed of”. The remaining $3.9 million is a restructuring charge for employee separation costs, related to those employees notified of a termination prior to December 31, 2001, costs to close offices, and other expenses related to the disposition of the business.
      In 1999, the company recorded a $1.5 million restructuring charge for currency translation losses on remaining Brazilian net asset which were written down in 1998 as part of a restructuring of the Brazilian metal buildings business. Of the $.9 million in restructuring reserve at the end of 1999, $.3 million was utilized and the remaining $.6 million was taken to income as a recovery in 2000. Final activities related to restructuring were completed during 2000, resulting in a $.4 million reversal of the remaining accrual. In 2001 additional restructuring reserves totaling $3.9 million were established and $1.7 million was utilized. Recap of activity in the restructuring reserve during 2001 and 2000, is presented below.

Restructuring Charge Accrual Activity

		2000				2001

	12/31/99				12/31/00				12/31/01
Dollars in thousands	Balance	Accrual	Recovery	Utilized	Balance	Accrual	Recovery	Utilized	Balance

Severance and termination costs	$256	$–	$–	$(256)	$–	$1,161	$–	$–	$1,161
Foreign Exchange Loss	–	–	–	–	–	1,749	–	(1,749)	–
Legal, claims, and other costs	629	–	(620)	(9)	–	944	–	–	944

	$885	$–	$(620)	$(265)	$–	$3,854	$–	$(1,749)	$2,105

     The detail of restructuring charges (credits) reported on the company’s statements of earnings for 2001, 2000, and 1999 is presented below.

Restructuring and Asset Impairment Charges (Credits) Activity

Dollars in thousands	2001	2000	1999

European business	$3,854	$–	$–
Recoveries	–	(620)	(295)
Redundant–worthless assets activity	–	179	(152)
Foreign currency devaluation – Brazil	–	–	1,514

Restructuring Charge (Credit)	$3,854	$(441)	$1,067

Asset Impairment Charge	$4,285	$–	$–

Assets Held for Sale
BMC Real Estate, Inc., a wholly-owned subsidiary, owns land for development which is included in “Assets held for sale” in the consolidated balance sheets. During 2001 and 2000, one land parcel was sold each year. The gain on each sale was less than $.1 million.

International Joint Venture Operations
The company has a 30% interest in an international joint venture, Saudi Building Systems. The joint venture is involved in the design, manufacture, and marketing of pre-engineered metal buildings for nonresidential use in its respective market.
      During 2000, the company received a $2.4 million cash dividend from Saudi Building Systems, which represented a partial return of equity earnings. The company’s investment was $2 million at December 31, 2001 and $2 million at December 31, 2000.
      During 2001, the company acquired a 40% interest in Vistawall International (UAE) Ltd. The joint venture is involved in the design, manufacture, and sale of architectural aluminum products in the Middle Eastern markets. The company’s investment was $.3 million at December 31, 2001.

Notes to Consolidated Financial Statements

Butler Manufacturing Company

Business Segments

The company groups its operations into five business segments: North American Building Systems, International Building Systems, Architectural Products, Construction Services, and Real Estate.
      The North American Buildings Systems segment includes the building system businesses in Canada, the U.S., and Latin America. The International Building Systems segment includes foreign building systems businesses in Europe and Asia and the company’s international joint venture operations in the Middle East. These business units supply steel and wood frame pre-engineered building systems for a wide variety of commercial, community, industrial, and agricultural applications.
      The Architectural Products segment includes the operations of the Vistawall Group. The group’s businesses design, manufacture, and market architectural aluminum systems for nonresidential construction, including curtain wall, storefront, window, and skylight systems.
      The Construction Services segment sells and constructs large, complex metal building systems, working in conjunction with the Butler Builder organization. Typical projects are large distribution centers and industrial buildings.
      The Real Estate segment provides real estate build-to-suit-to-lease development services in cooperation with Butler dealers.
      The accounting policies for the segments are the same as those described in the summary of significant accounting policies. The company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and expertise.
      The Other classification in the following tables represents unallocated corporate expenses and assets, including corporate offices, deferred taxes, pension accounts, interest expense, and intersegment eliminations.

Net Sales

Dollars in thousands	2001	2000	1999

North American Building Systems	$440,049	$530,235	$546,398
International Building Systems	81,644	86,235	83,513
Architectural Products	231,509	224,130	202,332
Construction Services	132,930	149,273	151,937
Real Estate	37,555	7,682	27,309
Intersegment eliminations	(27,115)	(37,178)	(38,336)

	$896,572	$960,377	$973,153

     Net sales represent revenues from sales to affiliated and unaffiliated customers before elimination of intersegment sales which is included in Intersegment eliminations. Intersegment eliminations are primarily sales from the North American Building Systems to Construction Services.

Interest Expense

Dollars in thousands	2001	2000	1999

North American Building Systems	$4	$27	$284
International Building Systems	122	206	433
Architectural Products	61	–	–
Construction Services	–	–	–
Real Estate	383	351	92
Other	6,359	4,575	4,763

	$6,929	$5,159	$5,572

Pretax Earnings (Loss)

Dollars in thousands	2001	2000	1999

North American Building Systems	$10,417	$31,673	$18,306
International Building Systems	(6,075)	4,127	4,170
Architectural Products	13,828	16,381	19,263
Construction Services	3,234	2,505	2,248
Real Estate	5,974	2,644	4,094
Other	(19,116)	(18,937)	(16,907)

	$8,262	$38,393	$31,174

     The 2001 pre-tax loss for International Buildings Systems includes special charges of $8.1 million associated with the segment’s European operations.

Assets

Dollars in thousands	2001	2000

North American Building Systems	$138,690	$156,002
International Building Systems	67,064	62,563
Architectural Products	112,785	108,688
Construction Services	22,465	31,231
Real Estate	28,406	55,331
Other	101,352	34,183

	$470,762	$447,998

     Assets represent both tangible and intangible assets used by each business segment. Other represents corporate cash and cash equivalents, assets held for sale, corporate fixed assets, including the company’s headquarters facility, and various other assets which are not related to a specific business segment.

Capital Expenditures

Dollars in thousands	2001	2000	1999

North American Building Systems	$4,559	$5,248	$8,251
International Building Systems	6,228	5,849	2,683
Architectural Products	6,391	24,229	2,188
Construction Services	176	212	299
Real Estate	–	–	–
Other	27,229	1,400	213

	$44,583	$36,938	$13,634

     Included in Other and North American Building Systems for 2001 are the expenditures for the company’s new headquarters facility. Included in Architectural Products for 2000 are expenditures for the Tennessee extrusion facility.

Depreciation and Amortization

Dollars in thousands	2001	2000	1999

North American Building Systems	$10,371	$9,322	$14,261
International Building Systems	2,161	1,772	1,535
Architectural Products	4,221	3,098	2,879
Construction Services	729	786	714
Real Estate	8	8	9
Other	614	608	574

	$18,104	$15,594	$19,972

Geographic Information by Country
The following table presents revenues by country based on the location of delivery of the product or service. The U.S. is the only country in which net sales exceeded 10% of the company’s consolidated net sales.

Net Sales

Dollars in thousands	2001	2000	1999

United States of America	$781,646	$824,552	$829,187
All other countries	114,926	135,825	143,966

	$896,572	$960,377	$973,153

     The following table presents all noncurrent assets by country based on the location of the asset. The U.S. is the only country in which long-lived assets exceeded 10% of the company’s consolidated long-lived assets.

Tangible Long-Lived Assets

Dollars in thousands	2001	2000

United States of America	$141,034	$116,863
All other countries	20,513	18,485

	$161,547	$135,348

Debt, Leases, Commitments, and Contingencies

Long-Term Debt

Dollars in thousands	2001	2000

2001 private placement notes	$50,000	$–
1998 private placement notes	35,000	35,000
1994 private placement notes	10,000	15,000
Industrial revenue bonds	6,250	6,250
Other debt	2,611	2,611

Total long-term debt	103,861	58,861
Less current maturities	5,617	5,563

Long-term debt	$98,244	$53,298

Long-Term Debt
During 2001 the company issued $50 million in senior unsecured private placement notes to a group of insurance companies. The 2001 private placement notes carry an all-in fixed interest rate of 7.91% and are payable in equal annual installments of $4.5 million beginning in 2006. The notes mature December 30, 2016.
      The 1998 private placement notes carry a fixed interest rate of 6.57% and are payable in equal annual installments of $3.5 million beginning in 2004. The notes mature March 20, 2013.
      The 1994 private placement notes carry a fixed interest rate of 8.02% and are payable in equal annual installments of $5 million. The notes mature December 30, 2003.
      The Industrial Revenue Bonds mature in 2015, are guaranteed by the company, and are fully secured by a bank letter of credit which is guaranteed by the company. The weighted-average interest rate on the bond issue was 3.9% for 2001, 5% for 2000, and 3.9% for 1999.
      Total principal payments due on all debt in each of the five years subsequent to December 31, 2001 are $5.6 million in 2002, $5.5 million in 2003, $4 million in 2004, $3.9 million in 2005, $3.8 million in 2006, and $81.1 million thereafter. Cash payments for interest on long-term debt were $6.9 million, $5.1 million and $4.6 million in 2001, 2000, and 1999, respectively.

Short-Term Borrowings
During 2001 and 2000 the company borrowed to meet working capital needs and other requirements. At December 31, 2001 the company and its subsidiaries had short-term bank credit facilities totaling $56 million. Two foreign subsidiary credit facilities totaling $6 million are secured. The $3 million facility for the company’s Hungarian subsidiary is secured by all of its assets. Certain assets of its assets secure the $3 million facility for the company’s China subsidiary. Borrowings outstanding at December 31, 2001 were $2.1 million at a weighted average interest rate of 5.27%. The company has committed $9.6 million of its credit facilities under various letters of credit for certain obligations. At December 31, 2001 the company had approximately $44.3 million of available borrowing capacity under existing facilities.

Notes to Consolidated Financial Statements

Butler Manufacturing Company

Debt and Borrowing Covenants
The company’s credit agreements contain certain limitations on additional borrowings, the payment of cash dividends, and the purchase of company stock, as well as covenants related to the maintenance of certain financial ratios. As of December 31, 2001 the company was in compliance with all covenants and at that date, approximately $29 million was available for additional cash dividends and share repurchases.

Leases
Rental expense under operating leases was $10.9 million, $11.3 million, and $11 million in 2001, 2000, and 1999, respectively. Minimum rental commitments under noncancelable operating leases are $6 million in 2002, $4.5 million in 2003, $2.9 million in 2004, $1.4 million in 2005, and $.6 million in 2006.

Commitments and Contingencies
The company is subject to various legal proceedings, claims, and environmental actions which arise in the ordinary course of business operations. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, believes the resolution of these matters will not have a material adverse effect upon the company’s financial position or results of operations.

Related Party Transaction
During 2001, the company purchased real estate in Kansas City, Missouri upon which the company constructed its new corporate and certain division headquarters building. The company purchased the site, constituting approximately 7.8 acres, from N.F. Bldg. Corp., a unit of National Farms, Inc. for the price of $2.7 million. The purchase price was determined by independent appraisals of the site. C.L. William Haw, a director of the company, is President and Chief Executive Officer of National Farms, Inc.

Taxes on Income

The components of the provision for income taxes are shown below.

Components of Income Taxes

Dollars in thousands	2001	2000	1999

Current:
Federal	$(1,646)	$12,442	$3,665
Foreign	720	186	13
State and local	842	2,131	1,755

	(84)	14,759	5,433

Deferred:
Federal	479	(1,456)	(86)
Foreign	(234)	–	–
State and local	41	(125)	(7)

	286	(1,581)	(93)

Total income tax expense	$202	$13,178	$5,340

     Tax expense in 2001 reflects a one-time tax benefit of $4.5 million related to the disposition of the European business. Year 2000 was the last year of a full tax holiday for the company’s Chinese subsidiary. Beginning in 2001, its earnings were taxed at a reduced percentage of the Chinese statutory rate. In 1999 the company sold all shares of its United Kingdom metal building business and recorded a tax benefit of $5.8 million. The sale of shares resulted in a capital loss used to offset prior capital gains. Cash payments for income taxes were $3.6 million, $5.3 million, and $15.8 million in 2001, 2000, and 1999, respectively. The foreign components of pretax earnings were net profits (loss) of $(6.1) million, $4.5 million and $4.4 million in 2001, 2000 and 1999, respectively.
      A reconciliation of the statutory federal income tax and the income tax expense is shown below.

Reconciliation of Income Tax Expense

Dollars in thousands	2001	2000	1999

Expected income tax expense on pretax earnings before asset impair- ment and restructuring charge	$5,615	$13,438	$5,100
State and local income tax, net of federal benefits	554	1,385	1,141
Nondeductible losses (nontaxable profits) of foreign subsidiaries	1,199	(1,378)	(1,533)
Tax benefit from foreign sales corporation	(307)	(229)	(350)
China tax less than U.S. statutory rate	(1,195)	–	–
Settlement of audits	(577)	–	–
Utilization of capital loss carryforward	(651)	–	–
Asset impairment and restructuring charge	(4,500)	–	–
Other	64	(38)	982

Actual income tax expense	$202	$13,178	$5,340

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

Net Current Deferred Tax Assets and Liabilities

Dollars in thousands	2001	2000	1999

Current deferred tax assets (liabilities):
Operating expenses	$11,318	$9,722	$8,156
Inventory	1,439	656	821
Restructuring charge	(182)	(27)	–
Minimum pension liability	4,061	–	–
Other	–	235	261

Net current deferred tax assets	$16,636	$10,586	$9,238

Net Noncurrent Deferred Tax Assets and Liabilities

Dollars in thousands	2001	2000	1999

Noncurrent deferred tax assets (liabilities):
Depreciation	$(9,621)	$(8,308)	$(8,664)
Operating expenses	3,440	4,839	5,845
Minority investments	293	280	(428)
Foreign net operating loss and capital loss carryforward	2,675	1,641	1,347
Asset impairment	2,676	2,783	2,905
Deferred income	–	(572)	(655)
Other	(471)	(431)	(645)

Net noncurrent deferred tax assets (liabilities)	(1,008)	232	(295)
Valuation allowance	(2,675)	(1,641)	(1,347)

Net noncurrent deferred tax liabilities	$(3,683)	$(1,409)	$(1,642)

Employee Benefit Plans

Retirement Plans
The company provides retirement benefits for substantially all employees, either through a defined benefit plan, the defined contribution Individual Retirement Asset Account Plan (IRAA), or a combination of both types of plans.
      The majority of the company’s salaried and nonunion hourly employees are covered by both a defined benefit plan and the IRAA. These plans are integrated as to retirement benefits, in a floor-offset arrangement. The monthly benefit value of the IRAA lump sum distributable to a participant offsets a portion, or all of their defined benefit. The defined benefit, before the IRAA offset, is based upon compensation and years of service. Bargaining unit employees are covered by defined benefit retirement plans with benefits based on years of service.
      The IRAA assets include the company’s common stock, other equities, bonds, and government securities. The IRAA had net assets of $50 million and $51 million, including 727,101 shares and 768,637 shares of company stock with a market value of $19.9 million and $19.5 million at December 31, 2001 and 2000, respectively. The company expensed $.7 million for IRAA contributions in 2001, 2000, and 1999, respectively.
      A reconciliation of benefit obligations and plan assets, the funded status, and the amounts recognized in the company’s balance sheets for the defined benefit plans are presented below. While the market value of IRAA assets is not expressly shown in the tables, the effect of the IRAA offset against the company’s defined benefit obligation has been recognized by a reduction in the various benefit obligations presented. The assets of the defined benefit plans are primarily equities, bonds, and government securities.

Reconciliations of Benefit Obligation and Plan Assets, Funded Status and Amounts Recognized in the Consolidated Balance Sheets

Dollars in thousands	2001	2000

Reconciliation of projected benefit obligation (Actuarial present value of future benefits including future increases in compensation levels and future service)
Projected benefit obligation at January 1	$101,258	$87,413
Service cost–benefits earned during the year	4,994	4,657
Interest accrued on projected benefit obligation	8,400	7,086
Amendments to plans	3,659	421
Actuarial loss during the year	16,859	5,135
Benefits paid	(3,626)	(3,454)

Projected benefit obligation at December 31	$131,544	$101,258

Vested and accumulated benefit obligations (For service and compensation through December 31)
Vested benefit obligation	$76,149	$64,792
Non-vested accrued benefits	$6,715	$4,740

Accumulated benefit obligation	$82,864	$69,532

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	$80,761	$79,325
Actual return on plan assets	(5,258)	(3,993)
Employer contributions	10,176	8,883
Benefits paid	(3,626)	(3,454)

Fair value of plan assets at December 31	$82,053	$80,761

Funded status and net amount recognized at December 31
Funded status–projected benefit obligation greater than plan assets	$(49,491)	$(20,497)
Unrecognized net transition obligation cost	2	77
Unrecognized prior service cost	4,769	2,318
Unrecognized net actuarial loss	53,428	25,336

Net amount recognized (see detail below)	$8,708	$7,234

Amounts recognized in the consolidated balance sheet at December 31
Prepaid pension expense	$9,391	$8,048
Accrued pension liability	(15,032)	(814)
Intangible asset	4,237	–
Cumulative other comprehensive income	10,112	–

Net amount recognized	$8,708	$7,234

Notes to Consolidated Financial Statements

Butler Manufacturing Company

     Effective January 1, 2001, the company changed its method for the recognition of asset gains and losses considered in the calculation of the annual net pension expense for its base retirement pension plan. The company changed from the market-value method of asset valuation to a market-related value method. Under the previous accounting method all gains and losses, subject to a 10 percent corridor, were recognized and amortized in determination of the net periodic pension cost. The new method recognizes and then amortizes annual asset gains or losses over a five-year period in determination of annual net periodic pension cost. The new method is commonly used and is preferable to the old method because it more accurately matches expense to accounting periods during which benefits are earned. The impact of the change was to increase net income by $.4 million and earnings per share by $.07 for the year ended December 31, 2001. The cumulative effect of this change as of January 1, 2001 was immaterial. However, had this method been applied retroactively, net income would have been reduced by $.3 million or $.05 per share in 2000 and $.2 million or $.03 per share in 1999.
    The company also changed, effective April 1, 2001, the period used to amortize prior service costs associated with amendments to its pension plans. Previously, the effect of these amendments was amortized over the average future working lifetime of those expected to receive benefits. The new amortization period recognizes the cost of such plan amendments in the year during which the benefit is earned. The effect of this change in accounting estimate was a decrease in net income of $.5 million and a reduction in earnings per share by $.07, for the year ended December 31, 2001.
      The components of net pension expense of the defined benefit plans, as determined under SFAS 87, “Employers’ Accounting for Pensions,” are presented below.

Components of Net Pension Expense

Dollars in thousands	2001	2000	1999

Service cost – benefits earned during the year	$4,994	$4,657	$4,562
Interest cost on the projected benefit obligation	8,400	7,086	6,172
Expected return on plan assets	(7,412)	(6,768)	(5,609)
Amortization of transition obligation	75	197	197
Amortization of prior service cost	1,208	253	259
Amortization of net actuarial loss	1,437	704	1,282

Net pension expense	$8,702	$6,129	$6,863

Key assumptions used to determine net pension expense and benefit obligations:
Discount rate of future benefit obligations	7.25%	7.75%	7.75%
Long-term expected return on plan assets	8.50%	8.50%	8.50%
Long-term rate of increase in compensation levels	5.50%	5.50%	5.50%

Other Benefit Plans
The company sponsors the Butler Employees Savings Trust, a savings plan under section 401(k) of the Internal Revenue Code. All U.S. based salaried and nonunion hourly employees are eligible to participate in this plan. If certain company profitability levels are attained, the company will match 30% of employees’ contributions, for employee contributions up to 6% of each employee’s eligible compensation. In 2001, 2000, and 1999 the company reached the defined profitability goals and accordingly expensed $1.8 million, $1.7 million, and $1.6 million, respectively, as a matching contribution to the plan. In addition, the company sponsors 401(k) savings plans for its bargaining unit employees.
      The company sponsors a nonqualified ERISA-excess retirement plan. The plan restores retirement benefits by applying the benefit formula from the qualified plan to the portion of employee compensation that is in excess of IRS limits for qualified plans. Life insurance arrangements have been purchased to offset certain liabilities of the plan. The company expensed $.4 million, $.7 million, and $1 million in 2001, 2000, and 1999, respectively, related to this plan. In addition, the company recorded a pre-tax other comprehensive income charge of $.6 million during 2001 for this plan.
     The company offers a nonqualified, deferred compensation plan to certain key executives. In 2001, 2000, and 1999 the company expensed $.5 million, $.4 million, and $.4 million, respectively, which represented earnings credited to participants’ accounts. The plan liability at December 31, 2001 and 2000 was $5.5 million and $5.2 million, respectively.
     During 2001, the company implemented a value based Long Term Incentive Plan (LTIP), which is designed to reward the company’s executive officers by means of cash performance awards and stock options as shareholder value increases. The cash performance portion of the LTIP measures and rewards value-added performance over three-year periods. The performance measure is based on total business return, a measure of the creation of economic value in the company’s business. At December 31, 2001, the company’s liability under this plan for cash awards was $.3 million.

Postretirement Benefits
The company currently provides certain health care and life insurance benefits for retired employees and their dependents. Substantially all employees become eligible for these benefits if they reach retirement age while still working for the company and have at least ten years of service. Company contributions toward these benefits have been projected as fixed amounts per participant not to exceed 175% of its 1993 per capita costs. Election of health care and life insurance benefit coverage for retirees and dependents is optional, and requires contributions by the retiree towards the cost of coverage. The company reserves the right to change or terminate all employee benefits, including postretirement benefits.
     A reconciliation of benefit obligations and the funded status and the accrued benefit liability is presented below.

Reconciliation of Benefit Obligation, and the Funded Status and Accrued Benefit Liability

Dollars in thousands	2001	2000

Reconciliation of projected benefit obligation (Actuarial present value of future benefits)
Projected benefit obligation at January 1	$16,385	$14,301
Service cost–benefits earned during the year	517	438
Interest cost on projected benefit obligation	1,222	1,070
Actuarial loss during the year	1,186	2,121
Benefits paid	(2,874)	(2,536)
Participant contributions	933	991

Projected benefit obligation at December 31	$17,369	$16,385

Funded status and accrued benefit liability at December 31
Projected benefit obligation, unfunded	$17,369	$16,385
Unrecognized net transition obligation cost	(5,255)	(5,733)
Unrecognized net actuarial loss	(7,789)	(6,917)

Accrued benefit liability	$4,325	$3,735

     The components of the annual net benefit cost are presented below.

Components of Net Benefit Cost

Dollars in thousands	2001	2000	1999

Service cost – benefits earned during the year	$517	$438	$384
Interest cost on the projected benefit obligation	1,222	1,070	912
Amortization of transition obligation	478	478	478
Amortization of net actuarial loss	396	216	86

Net benefit cost	$2,613	$2,202	$1,860

     For measurement purposes, annual rates of future increases in the company’s per capita cost of covered health care benefits were assumed to be 7% for 2002 and 4.5% for 2003. During 2003, it is projected that the plan will reach the company’s contribution cap, which is defined as, 175% of its 1993 per capita cost.
     The discount rate assumption was 7.25% at December 31, 2001 and 7.75% at December 31, 2000 and 1999. The rate of future compensation increases has no impact on the plan. The return on plan assets is not applicable since the plan is unfunded and benefits are paid as claims are submitted.
     Assumed health care trend rates can have a significant effect on the amounts reported for the health care plans. However, since the plan has capped the company’s cost at 175% of its 1993 per capita cost, the effect on the company is not material. A 1% change in assumed health care cost trend rates would have the following effects:

Dollars in thousands	1% Increase	1% Decrease

Effect on total of service and interest cost components of net annual benefit cost	$72	$(69)
Effect on the health care component of the projected benefit obligation	$246	$(244)

Stock Option Plans

The company records stock compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25, no charges are made to earnings in accounting for stock options granted because all options are granted with an exercise price equal to the fair market value at the date of grant. If the amounts received when options are exercised are different than the carrying value of treasury stock issued, the difference is recorded in retained earnings.
     Stock options are presently outstanding under the Stock Incentive Plans of 1996 and 1987. The 1996 Plan covering 600,000 shares was approved in April 1996. The 1987 plan was terminated upon the approval of the 1996 plan except for outstanding stock options.

Stock Options Recap at December 31,

Number of shares	2001	2000	1999

Granted and exercisable	509,500	519,250	265,249
Authorized, unissued, and available for future grant	118,699	94,199	119,979

Notes to Consolidated Financial Statements

Butler Manufacturing Company

     Nonqualified stock options were granted by the company in 2000 and 1999 to key employees under the 1996 plan. There were no options granted in 2001. Options are granted at a fixed exercise price based upon the fair market value on the date of the grant and expire no more than 10 years from the date of grant. Options granted in 2000 and 1999 vest one year after the date of grant and expire five years from the date of grant. Below is a summary of stock option activity for the three years ended December 31, 2001.

Summary of Stock Option Activity

	2001		2000		1999

		Weighted-average		Weighted-average		Weighted-average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	550,750	$28.59	542,249	$28.70	378,516	$25.72
Granted	–	–	31,500	$23.00	278,000	$26.00
Exercised	(16,750)	$ 9.26	(9,999)	$11.67	(108,267)	$11.11
Forfeited	(24,500)	$30.81	(13,000)	$32.39	(6,000)	$33.44

Outstanding at end of year	509,500	$29.11	550,750	$28.59	542,249	$28.70

A summary of outstanding and exercisable options is shown below.

Stock Options Outstanding and Exercisable at December 31, 2001

		Options Outstanding		Options Exercisable

Range of	Number	Remaining	Weighted-Average	Number	Weighted-Average
Exercise Prices	Outstanding	Life in Years	Exercise Price	Exercisable	Exercise Price

$26.00	270,000	2.1	$26.00	270,000	$26.00
$32.19 - 35.88	119,000	1.2	$32.70	119,000	$32.70
$38.75	77,000.3		$38.75	77,000	$38.75
$10.33 - 23.00	43,500	2.8	$21.47	43,500	$21.47

Total or weighted average	509,500	1.7	$29.11	509,500	$29.11

     Since the company applies APB 25 in accounting for its plans, no compensation cost has been recognized for stock options in net income. Stock-based compensation cost if recorded under Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation”, would have decreased the company’s net income and earnings per share by $0.1 million and $.02 per share in 2000, and $1.3 million and $.18 per share in 1999.
     The company uses the Black Scholes option pricing model to calculate the fair value of stock options on their date of grant. The fair value per share of stock options granted was $5 in 2000 and $8 in 1999. The following assumptions were used:

Assumption	2001	2000	1999

Dividend yield	N/A	2.6%	2.3%
Risk-free interest rate	N/A	5.1%	6.6%
Volatility	N/A	25%	34%
Life of option	N/A	5 years	5 years

     The company did not grant stock options during 2001.

Treasury Stock Activity

Thousands of dollars	2001	2000	1999

Balance, January 1	$65,543	$51,200	$40,919
Purchases	279	15,121	13,093
Issues	(871)	(778)	(2,812)

Balance, December 31	$64,951	$65,543	$51,200

     As a result of options exercised and the issuance of treasury stock, the company recognized a tax benefit of $.1 million, $.1 million, and $.5 million in 2001, 2000, and 1999, respectively, which was credited directly to retained earnings.

(Number of shares)	2001	2000	1999

Balance, January 1	2,832,338	2,211,646	1,806,202
Purchases	12,730	654,300	527,321
Issues	(37,651)	(33,608)	(121,877)

Balance, December 31	2,807,417	2,832,388	2,211,646

Average cost at December 31	$23.14	$23.14	$23.15

Quarterly Financial Information (Unaudited)

Thousands of dollars, except share amounts

	Quarter Ended

2001	March 31	June 30	Sept. 30	Dec. 31	Annual

Net Sales	$194,859	$213,672	$249,676	$238,365	$896,572
Gross profit	24,765	33,658	40,906	37,912	137,241
Net earnings (loss)	(2,685)	3,307	5,928	1,510	8,060
Basic earnings (loss) per share	$(0.43)	$0.53	$0.94	$0.24	$1.28
Diluted earnings (loss) per share	$(0.43)	$(0.54)	$0.94	$0.24	$1.28
Dividends declared per share	$.17	$.17	$.18	$.18	$.70

     Annual earnings per share for 2001 do not equal the sum of the quarterly earnings per share because of the timing of net earnings and the company’s purchase of common shares during the year. The first and second quarter net earnings were restated to reflect the accounting method change for determination of the company’s net pension expense.

	Quarter Ended

2000	March 31	June 30	Sept. 30	Dec. 31	Annual

Net Sales	$219,189	$244,036	$249,671	$247,481	$960,377
Gross profit	34,714	42,157	47,231	44,621	168,723
Net earnings	2,215	6,643	9,431	6,926	25,215
Basic earnings per share	$.33	$1.01	$1.47	$1.09	$3.87
Diluted earnings per share	$.33	$1.01	$1.47	$1.09	$3.86
Dividends declared per share	$.16	$.16	$.17	$.17	$.66

     Annual earnings per share for 2000 do not equal the sum of the quarterly earnings per share because of the timing of net earnings and the company’s purchase of common shares during the year.

Price Range of Common Stock (Unaudited)

The company’s common stock is traded on the New York Stock Exchange. The table below presents the high and low trading prices as reported by the exchange.

	2001		2000

	High	Low	High	Low

First quarter	$28.00	$22.80	$25.94	$21.63
Second quarter	$28.75	$22.25	$25.63	$17.00
Third quarter	$25.90	$21.30	$23.00	$17.00
Fourth quarter	$27.97	$21.50	$25.69	$22.00
Range for the year	$28.75	$21.30	$25.94	$17.00

Year-end closing price:	Year	Close

	2001	$27.70
	2000	$25.31
	1999	$22.31

Historical Review (2001–1997)

Butler Manufacturing Company

	Year ended December 31,
Thousands of dollars, except share amounts	2001	2000	1999	1998	1997

Income Statement Data
Net sales	$896,572	$960,377	$973,153	$962,163	$924,646
Net earnings	8,060	25,215	25,834	6,979	34,384
As a percent of sales	.9%	2.6%	2.7%	.7%	3.7%
As a percent of average shareholders’ equity	4.9%	15.5%	16.7%	4.6%	24.5%

Per share of common stock:
Basic earnings	$1.28	$3.87	$3.66	$.92	$4.48
Diluted earnings	1.28	3.86	3.63	.92	4.43
Cash dividends declared	.70	.66	.62	.58	.52
Cash dividends paid	.69	.65	.61	.57	.50

Financial Position At Year End
Assets
Current assets	$275,067	$291,770	$270,988	$253,500	$233,323
Property, plant, and equipment, net	143,270	117,396	94,051	97,704	96,339
Total assets	470,762	447,998	405,857	393,893	374,972
Working capital
Net working capital	$83,523	$78,861	$96,014	$92,370	$68,819
Ratio of current assets to current liabilities	1.4	1.4	1.5	1.6	1.4
Financial structure
Long-term debt, less current maturities	$98,244	$53,298	$57,021	$62,901	$33,918
Total debt	103,861	58,861	62,697	68,733	39,780
Shareholders’ equity	164,475	165,716	159,550	150,188	156,566
Per common share, year end	26.19	26.49	23.20	20.62	20.50
Total debt as a percent of total capital	39%	26%	28%	31%	20%

General Statistics
Depreciation and amortization	$18,104	$15,594	$19,972	$14,923	$12,474
Capital expenditures	$44,583	$36,938	$13,634	$14,800	$30,249
Basic shares outstanding, average	6,282	6,521	7,064	7,553	7668
Diluted shares outstanding, average	6,285	6,531	7,111	7,612	7,754
Common shares outstanding, year end	6,281	6,256	6,877	7,282	7,637
Common shareholders, year end	2,015	2,066	2,599	2,210	2,310
Number of employees, year end	4,719	5,079	4,912	5,171	5,117

1. In thousands except per share amounts for common stock and the number of shareholders and employees.
2. Excluding special charges of $3.6 million, or $.58 per share, net earnings were $11.7 million or $1.86 per share for 2001.
3. Excluding one-time items which increased net earnings by $2.3 million, or $.33 per share, net earnings were $23.5 million, or $3.30 per share in 1999.
4. Excluding special charges of $10.7 million or $1.41 per share, net earnings were $17.7 million, or $2.33 per share in 1998.
5. Excluding the gain on the sale of the Grain Systems division of $13.3 million or $1.72 per share, net earnings were $21.1 million, or $2.71 per share in 1997.