Form 10-K, Exhibit 13
period 2002-12-31
BUTLER MANUFACTURING CO
filed 2003-03-13
CIK 15840

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

Butler Manufacturing Company (the company) supplies products and services for nonresidential construction markets. These markets are cyclical in nature and are subject to changes in the general economy. In 2002, while most of the domestic economy remained subdued, nonresidential construction activity posted its second year of decline. The company’s financial results reflected that trend.

[Graphical chart represented as table]:

Sales by Segment (in millions)	2002	2001	2000

North American Building Systems	$394	$440	$530
International Building Systems	$108	$82	$86
Architectural Products	$220	$232	$224
Construction	$111	$133	$149
Real Estate	$16	$38	$8

For Intersegment Sales eliminations, see footnotes on page 27.

[Graphical chart represented as table]:

Pretax Earnings by Segment (in millions)	2002	2001	2000

North American Building Systems	$(7.6)	$10.4	$31.7
International Building Systems	$8.0	$(6.1)	$4.1
Architectural Products	$8.9	$13.8	$16.8
Construction	$2.0	$3.2	$2.5
Real Estate	$3.3	$6.0	$2.6

For Pretax Earnings (Loss) for Other, see footnotes on page 27.

2002 Compared to 2001

Sales were $828 million in 2002, down $69 million or 7.6% from the prior year. The majority of the decline occurred in the North American Building Systems segment with sales of $394 million, a decline of $46 million or 10.5% from a year ago. Sales were lower in both the U.S. steel buildings and the Lester® buildings businesses compared with the prior year as demand in the manufacturing and commercial construction sectors, important markets of this segment, declined further from the already lower demand levels of 2001.

The International Building Systems segment was the bright spot with sales of $108 million reported in 2002 compared with $82 million a year ago. This segment consists primarily of the China buildings business, as the sale of the company’s European buildings business announced earlier in the year was completed in the third quarter of 2002. The increase in sales was due to growth in the China nonresidential construction markets generally, and superior execution by this business for new and repeat relationship building buyers.

The Architectural Products segment began to experience softness in their markets as sales retreated $12 million or 4.9% to $220 million in 2002. The depressed conditions in the commercial construction sector contributed to their sales decline for the year.

The Construction Services segment reported sales of $111 million in 2002, a decline of $22 million compared with a year ago. Construction opportunities for this segment declined during the year as a consequence of the generally lower demand for nonresidential structures.

The Real Estate segment’s sales were $16 million in 2002, down $22 million or 56.1% compared with a year ago. Depressed commercial construction opportunities and the de-ple-tion of project backlog affected this segment’s sales, which are project-based and generally more erratic than revenues of the company’s manufacturing operations.

Gross profit was $113 million or 13.6% of sales in 2002 compared with $137 million or 15.3% of sales in 2001. Lower sales, competitive pressures on selling prices, coupled with higher costs for raw materials, specifically steel, as well as higher employee benefits costs, contributed to lower gross profit margins in 2002. Gross profit by segment is presented below.

	2002	Change	Gross Profit as
	Gross	from	a % of sales
Dollars in millions	Profit	2001	2002	2001

North American Building Systems	$51	$(18)	12.9%	15.7%
International Building Systems	17	4	15.5	15.9
Architectural Products	33	(7)	15.2	17.2
Construction Services	11	(2)	9.5	9.4
Real Estate	1	(1)	7.7	6.0

Total	$113	$(24)	13.6%	15.3%

Gross profit in the North American Building Systems segment was 12.9% in 2002 compared with 15.7% in 2001. Continued decline in sales opportunities, lower selling prices due to intense competitive pricing conditions, and rising steel prices during the year, along with increases in health care, insurance, pension, and employee separation costs were major contributors to the decline in gross profit for this segment. A plant in the U.S. metal buildings business remained offline during 2002 to balance capacity with lower market demand. The Lester® buildings business also incurred employee separation costs as their sales volume declined.

International Building Systems segment’s gross profit was 15.5% in 2002 comparable with gross profit of 15.9% in 2001.

The company continued expanding market presence in China with additional branch offices and the construction of a second manufacturing plant to be ready in early 2003. Gross profit margins were comparable to the previous year in spite of intense competition and raw material cost increases.

The Architectural Products segment’s gross profit was 15.2% in 2002 compared with 17.2% in 2001. Declining demand, especially in the commercial construction markets served by this segment, increased price competition among industry participants and lowered profit margins.

The Construction Services segment’s gross profit was 9.5% in 2002, comparable with a year ago. Although sales volume declined with construction market conditions, this segment was successful in managing margins by continuing to focus on material erect projects, and improving construction execution.

The Real Estate segment’s gross profit was 7.7% in 2002, up from 6.0% in 2001. This business’s revenues are project-based causing gross margins to be less comparable from period to period.

Selling, general, and administrative expenses were $115 million in 2002, comparable with the prior year, while expenses as a percent of sales were higher. In general, higher costs in 2002 for health care, pension, separation costs, and other costs were offset by lower average employment levels and other cost cutting measures. The North American Building Systems segment’s selling, general, and administrative expenses also increased due to legal costs in the Lester® buildings business related to its lawsuit against the Louisiana Pacific Corporation. The International Building Systems segment incurred lower costs primarily due to the sale of European metal buildings business during the year. All other segments costs were comparable with the prior year.

Restructuring credits associated with the sale of the European metal buildings business were recorded during the year. Asset values received upon conclusion of the European metal buildings sale were greater than originally estimated, and more than offset additional severance and other benefit costs incurred, allowing for a net restructuring recovery of $.6 million.

Other income of $2.4 million increased in 2002 compared with $.9 million a year ago, due partly to the absence of a number of non-recurring costs recorded in 2001 including the move of the company’s Corporate and Buildings Division’s headquarters operations and costs associated with the company’s 100th anniversary celebration. This balance includes the rental income earned on Butler Real Estate projects being marketed for sale to third party investors.

Interest expense of $7.5 million in 2002 was slightly higher than the $6.9 million in 2001 due primarily to a combination of higher effective interest rates on slightly lower borrowing levels, and greater capitalized interest on the company’s headquarters project in 2001.

The company reported a pretax loss of $6.9 million in 2002 compared with pretax earnings of $8.3 million in 2001. The 2001 amount includes asset impairment and restructuring charges of $4.3 million and $3.9 million, respectively. The tax benefit of $5.0 million recognized in 2002 was due to a higher effective domestic tax rate on domestic losses, a lower effective tax rate due to a partial tax holiday on earnings in China, and the utilization of a capital loss carry forward. The company’s effective tax rate was a benefit of 73.2% in 2002 and an expense of 2.4% in 2001. The 2001 tax rate was lower than the statutory rate primarily due to a $4.5 million benefit associated with the impairment and restructuring charges noted above.

The company reported a net loss for 2002 of $1.8 million or $.29 per share compared with net earnings in 2001 of $8.1 million or $1.28 per share.

2001 Compared to 2000

The company’s sales were $897 million in 2001, down $63 million or 6.6%, from the prior year. The majority of the decline occurred in the North American Building Systems segment where sales were $440 million in 2001, a decline of $90 million or 17.0%. Sales in the domestic nonresidential Butler® buildings and Lester® buildings businesses were both lower than the prior year. Lower sales in these businesses were the direct result of fewer opportunities in the important commercial and manufacturing sectors. Construction buying decisions were delayed or shelved, as the global economy entered a more severe decline in the latter half of the year, accelerated by the terrorist attack of September 11. Weather conditions early in the year, especially in the northern half of the U.S., slowed construction activity and contributed to the decline in annual sales.

The International Building Systems segment’s sales were $82 million in 2001 compared with $86 million in 2000, a decline of 5.3% from the prior year. Increases in revenues from the China metal buildings business were not enough to offset the decline experienced in the European metal buildings business.

Sales in the Architectural Products segment’s increased 3.3% in 2001 to $232 million compared with $224 million a year ago. The additional capacity from the opening of a new extruding and finishing facility in Tennessee contributed to the sales growth of this business; however, sales in the Architectural Products segment’s slowed in the latter part of the year as the commercial construction market demand declined.

The Construction Services segment’s sales were $133 million in 2001 compared with $149 million, a decline of 11%. Lower comparative sales during the first half of the year, and a shift in focus to more material-erect projects, which produce less sales volume on a per project basis, and a more selective pursuit of turnkey construction projects, contributed to the decline. Construction services experienced an increase in comparative sales in the latter half of the year due to increased volume from relationship accounts with multiple-location project opportunities, and a large governmental project, which required repetitive standard structures on a fast-track implementation schedule.

The Real Estate segment’s sales in 2001 were $38 million, an increase of $30 million over the prior year. The increase in sales was due to a record backlog of completed projects available for sale at the beginning of 2001 vs. 2000. Butler Real Estate’s revenue stream is more erratic than that of the company’s manufacturing operations due to the project nature of the business.

Gross profit in 2001 was $137 million, or 15.3% of sales compared with $169 million, or 17.6% of sales in 2000. Gross profit by segment is presented below.

	2001	Change	Gross Profit as
	Gross	from	a % of sales
Dollars in millions	Profit	2000	2001	2000

North American Building Systems	$69	$(30)	15.7%	18.7%
International Building Systems	13	(2)	15.9	17.0
Architectural Products	40	(1)	17.2	18.3
Construction Services	13	–	9.4	8.2
Real Estate	2	1	6.0	15.6

Total	$137	$(32)	15.3%	17.6%

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

The International Building Systems segment’s gross profit percentage was 15.9% in 2001 compared with 17% in 2000. The gross profit percentage declined modestly in the China business and more severely in the European business, primarily due to the impacts of competitive pricing generally and recession in Europe specifically.

Gross profit as a percent of sales in the Architectural Products segment was 17.2% in 2001 compared with 18.3% in the prior year. Start-up costs associated with the new Tennessee plant, as previously out-sourced production was transitioned in-house during the year, and the slowing commercial construction market in the latter half of the year were the primary contributors to the decline.

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

The company’s selling, general, and administrative expenses were $115 million in 2001 compared with $124 million in 2000, a 7.4% decrease from the prior year. The decrease was primarily accomplished in the North American Building Systems and Construction Services segments, driven by volume decreases as well as reductions from a number of continuous improvement, organizational change, and cost control initiatives. Selling, general, and administrative expenses increased in the International Building Systems and Architectural Products segments due to expenditures to fund growth initiatives in both segments, including costs associated with new plant capacity and an expanded sales presence in China.

During the fourth quarter, the company recorded pretax charges of $4.3 million for asset impairment and $3.9 million for restructuring, related to the decision to sell certain assets and dispose of other assets of its European metal buildings operation. The after-tax impact of the charges was $3.6 million, or $.58 per share. A letter of intent was signed early in the year and the sale was completed in the third quarter of 2002. Excluding these special charges, the operating loss for the company’s European operations was $3.3 million during 2001. The European business is included in the International Building Systems segment.

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

The company’s effective tax rate was 2.4% in 2001. This rate includes a $4.5 million benefit associated with the sale of the European business. Excluding this benefit and the related special charges, the effective rate would have been 28.7% as compared with 34.3% in the prior year. A partial tax holiday for the company’s China subsidiary, favorable settlements of tax audits, and the utilization of a capital loss carry forward contributed to the lower effective rate in 2001.

The after-tax effect of the European special charges decreased net earnings by $3.6 million or $.58 per share. Net earnings were $8.1 million or $1.28 per share in 2001 compared with $25.2 million or $3.86 per share in 2000.

[Graphical chart represented as a table]:

Cash Increased $23 Million During 2002 (in millions)

Sources
Net earnings adjusted for non-cash items	$16
Working Capital plus noncurrent activities	$1
Real Estate Developments – Net	$11
Proceeds from Assets Sales	$26

Uses
Capital Expenditures and Other	$24
Borrowing Activities – Net	$3
Dividends and Treasury Stock	$4

Liquidity and Capital Resources

Cash flow by activity for the last three years is summarized below.

Dollars in millions	2002	2001	2000

Net earnings adjusted for non-cash items	$16	$34	$40
Working capital plus noncurrent activities	1	11	(16)
Real estate developments	11	29	(34)

Total operating activities	28	74	(10)

Capital expenditures and other – Net	(24)	(46)	(35)
Proceeds from asset sales	26	-	–
Borrowings activities – Net	(3)	12	28
Dividends and treasury stock	(4)	(4)	(19)

Cash flow	$23	$36	$(36)

During 2002, the company increased its cash and cash equivalents by $23 million. The main contributors to this increase were $28 million generated from operations and $26 million from asset sales. The main use of cash during 2002 was $24 million used for capital investments, $3 million for net repayment of debt, and $4 million for dividends and treasury stock transactions.

The $28 million in operating cash flow was comprised of several components. Net losses of $2 million plus $18 million of non-cash items charged to earnings, including depreciation and amortization expense, and restructuring items provided $16 million. Net reductions in various working capital and other noncurrent operating assets provided $1 million. Positive cash flow from receivables reductions were offset by decreases in accounts payable, both due primarily to the declining business activity. Proceeds from the sales of real estate development projects, net of costs incurred for new developments, provided additional operating cash of $11 million in 2002.

Net funds provided for investing purposes totaled $2 million in 2002. Capital expenditures of $24 million included $16 million used for property, plant, and equipment additions, of which approximately $10 million was used for the construction of a second manufacturing plant in China. In addition, $8 million was capitalized for computer systems primarily for the North American Building Systems segment. Funds generated from asset sales of $26 million include the $2 million generated from the European asset sale in the third quarter of 2002, as well as $24 million proceeds from the sale and leaseback of the company’s headquarters facility, which occurred in the fourth quarter.

At year end, the company’s domestic credit agreement provided $35 million of total credit capacity, with sub-limits of $30 million for letters of credit and $10 million for cash borrowings. As of December 31, 2002, the company had used $20.2 million of the line for letters of credit. During the fourth quarter of 2002, the company asked for and received both a waiver and an amendment to the credit agreement to reset covenants under the line. The amendment, along with a subsequent waiver and amendment issued in February 2003, required the company to provide security for the credit line. In February, 2003, amendments and agreements were entered into between the company, the credit agreement banks, and the company’s private placement note holders, which provided these creditors security by granting liens on substantially all domestic assets of the company. In addition, certain covenants within the private placement note agreements were amended, and the coupon rate for the notes was increased by 1.5 percent. Upon the achievement of certain provisions of the note amendments, 1.25 percent of this increase shall expire. The amended credit agreement and note agreements allow the company’s Real Estate Segment to incur up to $35 million in non-recourse debt with other lenders to fund a portion of its development activity, providing another avenue for liquidity. As of December 31, 2002, the company had no debt outstanding under this provision.

At December 31, 2002, the company had additional credit lines available for foreign subsidiary borrowings of approximately $3.5 million at current exchange rates, with no borrowings outstanding.

Based upon the current outlook for the company, management believes the company’s cash balances, anticipated operating cash flow, complemented by the existing bank credit lines, is sufficient to meet foreseen liquidity requirements.

[Graphical chart represented as a table]:

Capital Employed by Segment, at Year End (in millions)	2002	2001	2000

North American Building Systems	$66	$93	$100
International Building Systems	$34	$27	$29
Architectural Products	$81	$92	$84
Construction	$2	$(7)	$8
Real Estate	$29	$28	$52

Market Risk

The company’s principal exposures to market risk are changes in commodity prices, interest rates, currency exchange rates, and product pricing. To limit exposure to select risks, the company enters into commodity and currency hedging transactions, and forward purchasing arrangements. The company does not use financial instruments for trading purposes.

Commodity Price Exposure: The primary commodities used in the company’s operations are steel, aluminum, and lumber. Steel is the company’s largest purchased commodity. The company enters into forward steel and wood purchase arrangements in its metal buildings businesses for periods of less than one year’s duration to protect against potential price increases. Increases in the company’s steel costs are generally recaptured in the price of the company’s products. Steel prices in 2002 have risen sharply partly due to tariffs imposed by the U.S. Government on certain imported steel products. While recent investments and increased operating efficiencies in the company’s operations have helped to dampen the impact of the increase, the company implemented price increases on most of its products to mitigate the impact of rising steel prices. Due to the intensity of competitive pricing of the company’s products, not all of the price increases were realized in 2002.

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

The company hedges aluminum and Canadian foreign exchange exposures created by its ongoing operations. At December 31, 2002, the fair value of open aluminum contracts recorded in cumulative other comprehensive income was less than $.1 million, pretax. Unrealized losses on the company’s Canadian currency exchange contracts were recorded in earnings and were less than $.1 million pretax at December 31, 2002. At December 31, 2002, a 10% change in either aluminum or Canadian currency contracts would be immaterial to the company.

Interest Rates: Ninety-four percent of the company’s total debt carries a fixed rate of interest, which limits the company’s exposure to increases in market rates. However, interest rate changes impact the fair market value of such debt. At December 31, 2002, holding all other variables constant, including levels of indebtedness, a one percentage point change in interest rates would result in an approximate $5.1 million change in the fair market value of the company’s total debt. Principal payments over the next five years on the fixed-rate debt are $34.2 million, with a weighted-average interest rate of 7.15%. At the end of five years, then outstanding fixed-rate debt of $61.9 million will carry a weighted-average interest rate of 7.49%. The company’s short-term bank borrowings provide for interest at variable rates. The company does not hedge its interest rate exposure.

Foreign Currency Fluctuation: The majority of the company’s business is conducted in U.S. dollars, limiting the company’s exposure to foreign currency fluctuations. The company’s foreign-based operations use the local currency as their functional currency. The company has both transaction and translation foreign exchange exposure in its foreign markets.

At December 31, 2002, the company’s net asset investment in foreign operations was $31 million. Due to its relative cost, limited availability, and the company’s long-term investment perspective, the company does not hedge its foreign net asset exposure.

The company does hedge its short-term foreign currency transaction exposure related to metal building sales activity in Canada. Forward exchange contracts are purchased to cover a portion of the exposure.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” which was effective January 1, 2002. SFAS 142 eliminates further amortization on goodwill and intangible assets with indefinite useful lives, and requires impairment of goodwill and intangible assets be assessed annually, with valuation write-downs, if any, reflected in the financial statements. Adoption of SFAS 142 did not have a material impact on the company’s results of operations or financial position.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which was effective January 1, 2003. SFAS 143 requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The adoption of SFAS 143 is not expected to have a material impact on the company’s results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In general, SFAS 144 changes and clarifies the accounting for long-lived assets. SFAS 144 was effective January 1, 2002, and did not have a material impact on the Company’s results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement is effective on January 1, 2003. SFAS 146 changes the accounting for costs associated with exit or disposal activities. It is not expected that this statement will have a material effect on the company’s results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. The disclosure requirements of FIN 45 were effective for the year ended December 31, 2002. The liability recognition requirements are effective January 1, 2003. Adoption of FIN 45 is not expected to have a material impact on the company’s results of operations or financial position.

Management’s Judgments and Estimates

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

Contractual Obligations, Commercial Commitments

The company’s principal contractual obligations and other commercial commitments are summarized below and disclosed in the footnotes to consolidated financial statements:

	Payments due by period (in thousands)

		Less than			After 5
	Total	1 year	1-3 years	4-5 years	years

Contractual Cash Obligations:
Long-term debt other than capital leases	$97,950	$5,460	$7,629	$16,701	$68,160
Capital lease obligations	4,389	813	1,828	1,748	-
Operating lease obligations	55,763	6,492	10,901	6,096	32,274
Hedge contract obligations	3,104	3,104	-	-	-

Total contractual cash obligations	$161,206	$15,869	$20,358	$24,545	$100,434

Other Commercial Commitments:
Standby letters of credit	$20,158	$20,158	$-	$-	$-

Total commercial commitments	$20,158	$20,158	$-	$-	$-

Critical Accounting Policies

Critical accounting policies are defined as those that are both most important to the portrayal of a company’s financial condition and results of operations, and require management’s most difficult, subjective or complex judgments. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for the application of management’s judgment. In certain circumstances, however, the preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The company’s critical accounting polices include its sales recognition for construction and project contracts, inventory valuation, estimation of product liability for third-party claims, estimation of insurance reserves, and accounting for impairment of long-lived assets. See Note 1 to our consolidated financial statements for a detailed discussion of these and other accounting policies.

Sales Recognition: Sales and gross profit recognition for construction and project contracts are based upon the percentage of completion method. This method requires the company to estimate total cost at completion for each in-process construction project. Total contract revenue less total estimated costs generates an estimated gross profit for each contract. Based upon estimated total cost and estimated gross profit, the company recognizes construction sales and gross profit over the life of the project on a percentage of completion basis. The percentage complete at each period end date is determined using costs actually incurred as of that date compared to the estimate of total contract costs at completion. Periodic re-evaluations of total cost at completion estimates are made with the resulting cumulative adjustments recognized in the current period financial statements. Provision is made for estimated probable losses on projects when it is determined that a loss will be incurred. Actual costs for completed projects can and typically will vary from earlier estimates, with the final adjustment from estimate to actual costs recognized during the period when the project is completed.

Inventory Valuation: The company has chosen the last-in, first-out (LIFO) accounting method for valuing inventory in the majority of its manufacturing businesses. In periods of rising prices and steady or increasing levels of inventory, the effect of the LIFO method is to charge the current year cost of sales with inventory purchases that reflect current year costs. This method results in a better matching of current costs with current sales during an accounting period. Generally it presents a more conservative valuation of the company’s inventory, and the gross profit and net earnings reported for the period. The LIFO valuation is a year end measurement process requiring estimates for the determination of quarterly gross profit and quarter-end inventory valuation. At December 31, 2002, the cumulative effect of choosing the LIFO method was a reduction in inventory values of $9.5 million. During 2002, the company reduced inventory levels, which had the effect of charging the current year cost of sales with prior years’ costs. For 2002, the use of LIFO inventory accounting decreased gross margins by $1.0 million.

Third-Party Claims: The company is subject to third-party claims associated with its products and services. The time period from when a claim is asserted to when it is resolved either by dismissal, negotiation, settlement, or litigation can be several years. While the company maintains product liability insurance, its arrangements include significant self-retention of risk in the form of policy deductibles. In addition, certain claims are not insured. Actual claim settlement costs and litigation awards can and probably will vary from the estimates made by the company. Management believes that any difference in the actual results from the estimates will not have a material adverse effect upon the company’s financial position or results of operations.

Insurance Accruals: Generally, the company is self-insured for workers’ compensation for certain subsidiaries and for all group medical insurance. Under these plans, liabilities are recognized for claims incurred (including claims incurred but not reported) and changes in the accruals. At the time a worker’s compensation claim is filed, a liability is estimated to settle the claim. The liability for workers’ compensation claims is determined based on management’s estimates of the nature and severity of the claims using analyses provided by third party administrators. Since the liability is an estimate, the ultimate liability may be more or less than reported. If previously established accruals are required to be adjusted, such amounts are included in cost of sales and selling, general, and administrative expenses in the period of adjustment. Group medical accruals are estimated using historical claims experience.

The company maintains excess liability insurance with insurance carriers to minimize its risks related to catastrophic claims in excess of all self-insured positions. Any material change in the aforementioned factors could have an adverse impact on operating results.

Long-Lived Assets: The company accounts for the impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When events or circumstances indicate that a long-lived asset may not be recoverable, the company tests for recoverability of the asset by comparing undiscounted future cash flows to the carrying amount. If undiscounted future cash flows are less than the asset carrying amount, an impairment charge is recorded and the asset’s carrying value is reduced to fair value. Management estimates the future cash flows based on current operating conditions. Changes in estimates of such cash flows could impact the results of the impairment test. There were no impairment charges recorded in 2002.

Management Transition and Director Retirements

Robert J. Reintjes, Sr., retired from the Board of Directors in 2002 after 8 years of service. Succeeding Mr. Reintjes is Mark A. McCollum, who was elected to the board in January 2003. Mr. McCollum is Senior Vice President and Chief Financial Officer of Tenneco Automotive, Inc., a global manufacturer of ride control and exhaust systems.

Share Repurchase Agreement and Cash Dividends

In April 2000, the Board of Directors authorized the repurchase of 750,000 shares of Butler common stock to be used for employee benefit plans and other corporate purposes. Stock purchases may be made from time to time in the open market and in private transactions at prevailing market prices. At December 31, 2002, 380,814 shares remained available for repurchase from the April 2000 Board authorization.

On January 21, 2003, the Board of Directors declared a regular dividend of $.18 per share, payable on April 4, 2003, to shareholders of record on March 21, 2003. Dividends paid during 2002 totaled $4.5 million.

Change In Company’s Certifying Accountants

The Board of Directors of the company, upon the recommendation of its Audit Committee, approved dismissal of Arthur Andersen LLP (“Arthur Andersen”) as the company’s independent auditors and the appointment of KPMG LLP to serve as the company’s independent auditors for the year ending December 31, 2002. The change was effective May 16, 2002.

KPMG LLP issued their audit report on the company’s consolidated financial statements for the year ending December 31, 2002. A copy of their audit report is included with the company’s financial statements. Included also is a copy of Arthur Andersen’s audit report on the company’s consolidated financial statements for each of the years ended December 31, 2001 and 2000.

Outlook

At this point in the economic cycle, it is difficult to predict when nonresidential construction demand will recover from the current low levels. F.W. Dodge forecasts little change in overall construction demand for 2003. The company’s systems approach to building construction solutions continues to capture a significant share of the nonresidential market served. Order backlog at year end was $264 million, 14% lower than a year ago. While the construction project backlog was down 40%, the higher margin product backlog was 2% lower compared with 2001. The Company will continue its focus on reducing costs, and also on developing products and services for a broader segment of the nonresidential construction market.

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

Reports of Independent Public Accountants

To the Shareholders of Butler Manufacturing Company:

We have audited the accompanying consolidated balance sheet of Butler Manufacturing Company (a Delaware corporation) and subsidiaries as of December 31, 2002 and the related consolidated statements of earnings and retained earnings, comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of the company as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors’ report, dated January 29, 2002, on those financial statements, expressed an unqualified opinion and included an explanatory paragraph that described the change in the company’s method of accounting for the recognition of asset gains and losses considered in the determination of net pension expense for its base retirement pension plan.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Butler Manufacturing Company and subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Kansas City, Missouri
February 28, 2003

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

/s/ Arthur Andersen LLP

Kansas City, Missouri
January 29, 2002

This audit report of Arthur Andersen LLP, our former independent public accountants, is a copy of the original report dated January 29, 2002 rendered by Arthur Andersen LLP on our consolidated financial statements included in our form 10-K filed on March 28, 2002, and has not been reissued by Arthur Andersen LLP since that date. This report refers to financial statements not physically included in this annual report.

Consolidated Balance Sheets

	At December 31,
Dollars in thousands	2002	2001

Assets
Current assets:
Cash and cash equivalents	$75,778	$52,569
Receivables:
Trade	100,026	112,459
Other	2,472	4,201

	102,498	116,660
Allowance for possible losses	(7,496)	(7,138)

Net receivables	95,002	109,522
Inventories	57,489	57,435
Real estate developments in progress	13,203	23,966
Net current deferred tax assets	25,238	16,636
Income tax receivable	6,132	4,500
Other current assets	8,360	10,439

Total current assets	281,202	275,067

Investments and other assets	50,684	48,741

Assets held for sale	3,684	3,684

Property, plant, and equipment, at cost:
Land	6,212	7,280
Buildings	81,088	93,515
Machinery, tools, and equipment	163,974	160,726
Office furniture and fixtures	30,042	38,498
Transportation equipment	2,430	2,341

	283,746	302,360
Accumulated depreciation	(163,482)	(159,090)

Net property, plant, and equipment	120,264	143,270

	$455,834	$470,762

See Accompanying Notes to Consolidated Financial Statements.

	At December 31,
Dollars in thousands	2002	2001

Liabilities and Shareholders’ Equity
Current liabilities:
Notes payable to banks	$-	$2,100
Current maturities of long-term debt	6,273	5,617
Accounts payable	58,578	70,362
Dividends payable	1,136	1,131
Accrued taxes and other expenses	93,677	79,624
Accrued payroll and benefit expense	13,077	17,049
Billings in excess of costs and estimated earnings	3,356	1,564
Taxes on income	10,665	8,659

Total current liabilities	186,762	186,106

Net noncurrent deferred tax liabilities	4,442	3,683

Other noncurrent liabilities	19,393	18,254

Long-term debt, less current maturities	96,066	98,244

Shareholders’ equity:
Common stock, no par value, authorized 20,000,000 shares, issued 9,088,200 shares, at stated value, outstanding 6,310,502 shares in 2002 and 6,280,783 in 2001	12,623	12,623
Foreign currency translation adjustment and hedging activity	329	(165)
Minimum pension liability, net of tax	(16,822)	(6,626)
Retained earnings	217,307	223,594
Cost of common stock in treasury, 2,777,698 shares in 2002 and 2,807,417 shares in 2001	(64,266)	(64,951)

Total shareholders’ equity	149,171	164,475

	$455,834	$470,762

Consolidated Statements of Earnings and Retained Earnings

	Years Ended December 31,
Dollars in thousands, except per share amounts	2002	2001	2000

Net sales	$828,209	$896,572	$960,377
Cost of sales	715,203	759,331	791,654

Gross profit	113,006	137,241	168,723
Selling, general, and administrative expenses	115,370	114,846	123,975
Asset impairment charge	–	4,285	–
Restructuring charge (credit), net	(631)	3,854	(441)

Operating income (loss)	(1,733)	14,256	45,189
Other income (expense), net	2,404	935	(1,637)

Operating and other income (expense), net	671	15,191	43,552
Interest expense	7,529	6,929	5,159

Pretax earnings (loss)	(6,858)	8,262	38,393
Income tax expense (benefit)	(5,022)	202	13,178

Net earnings (loss)	(1,836)	8,060	25,215
Retained earnings at beginning of year	223,594	220,113	199,229

	221,758	228,173	224,444
Dividends declared – common stock: $.72, $.70, $.66	(4,541)	(4,400)	(4,241)
Net change in retained earnings from treasury stock transactions	90	(179)	(90)

Retained earnings at end of year	$217,307	$223,594	$220,113

Basic earnings (loss) per share	$(0.29)	$1.28	$3.87

Diluted earnings (loss) per share	$(0.29)	$1.28	$3.86

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
Dollars in thousands	2002	2001	2000

Net earnings (loss) per Statements of Earnings:	$(1,836)	$8,060	$25,215
Other comprehensive income (loss):
Foreign currency translation adjustment and hedging activity	388	(437)	(375)
Minimum pension liability, net of tax	(10,196)	(6,626)	–

Comprehensive income (loss)	$(11,644)	$997	$24,840

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,
Dollars in thousands	2002	2001	2000

Cash flows from operating activities:
Net earnings (loss)	$(1,836)	$8,060	$25,215
Adjustments to reconcile net earnings (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	18,914	18,104	15,594
Asset impairment	–	4,285	–
Restructuring charge (credit), net	(631)	3,854	(441)
Equity in loss (earnings) of joint ventures	104	87	(349)
Change in assets and liabilities, net of sale of businesses and excluding effect of pension and hedging related other comprehensive income (loss):
Net receivables	14,779	28,175	(23,122)
Inventories	(804)	2,928	(1,519)
Real estate developments in progress, net	10,763	28,657	(33,898)
Net current deferred tax assets	(1,594)	285	(1,581)
Other current assets and current liabilities	(14,347)	(1,908)	9,707
Other noncurrent operating assets and liabilities	2,706	(18,836)	704

Net cash provided (used) by operating activities	28,054	73,691	(9,690)

Cash flows from investing activities:
Capital expenditures – property, plant, and equipment	(16,276)	(44,583)	(36,938)
Capital expenditures – software	(7,637)	(5,355)	(1,930)
Proceeds from European assets sale	2,345	–	–
Headquarters building sale	24,000	–	–
Dividend received from joint venture	–	–	2,400
Net decrease in other nonoperating assets	–	4,029	1,049

Net cash provided (used) by investing activities	2,432	(45,909)	(35,419)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	4,131	50,701	1,650
Repayment of long-term debt	(5,653)	(5,755)	(5,373)
Net change in notes payable to banks	(2,100)	(33,001)	31,731
Dividends paid	(4,536)	(4,332)	(4,277)
Issuance of treasury stock	710	871	778
Purchase of treasury stock	(25)	(279)	(15,121)

Net cash provided (used) by financing activities	(7,473)	8,205	9,388
Effect of exchange rate changes	196	(273)	(375)

Net change in cash and cash equivalents	23,209	35,714	(36,096)
Cash and cash equivalents at beginning of year	52,569	16,855	52,951

Cash and cash equivalents at end of year	$75,778	$52,569	$16,855

See Accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include Butler Manufacturing Company and all subsidiaries more than 50% owned (herein stated as “the company”). Investments in business entities in which the company does not have control (generally 20% to 50% ownership) are accounted for by the equity method. All significant intercompany profits, account balances, and transactions are eliminated in consolidation.

Reclassifications
Certain inconsequential reclassifications have been made to prior years information to conform to the 2002 presentation.

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

Sales and gross profit recognition for construction and project contracts are based upon the percentage of completion method. This method requires the company to estimate total contract cost at completion for each in-process construction project. Total contract revenue less total estimated costs generates an estimated gross profit for each contract. Based upon estimated total costs and estimated gross profit, the Company recognizes construction sales and gross profit over the life of the project using a percentage of completion method. The percentage complete at each period end date is generally determined using costs actually incurred as of that date compared to the estimate of total contract cost at completion. Periodic re-evaluation of estimated total costs at completion are made with the resulting cumulative adjustments recognized in the current period financial statements. Provision is made for estimated probable losses on projects when it is determined that a loss will be incurred. Actual costs for completed projects can and typically will vary from earlier estimates, with the final adjustment from estimate to actual costs recognized during the period when the project is considered completed.

Sales and gross profit for the Real Estate segment are recognized when real estate development projects are sold to third party investors. Rental income, classified as other income, is recognized on completed projects occupied by leasing tenants while the project is being held for sale.

Inventory Valuation
Inventories are valued at the lower of cost or market and include material, labor, and manufacturing overhead. The last-in, first-out (LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out (FIFO) method had been used for all locations, inventories would have been $9.5 million and $8.5 million higher than those reported at December 31, 2002 and 2001, respectively.

The use of the LIFO method to calculate cost of sales decreased net earnings by $.6 million ($.10 per share) in 2002, increased net earnings by $.9 million ($.14 per share) in 2001, and decreased net earnings by $.4 million ($.06 per share) in 2000. During 2002, inventory levels decreased in certain of the company’s business units. Under the LIFO method, the decrease in inventory levels had the effect of charging the 2002 cost of sales with prior years’ costs of less than $.1 million, thereby increasing net earnings less than $.1 million or less than $.01 per share. These amounts are included in the net earnings and per share amounts presented above.

Inventories by Component

Dollars in thousands	2002	2001

Raw materials	$23,108	$20,132
Work in process	7,608	13,692
Finished goods	36,283	32,100

FIFO inventory	66,999	65,924
LIFO reserve	(9,510)	(8,489)

Inventory	$57,489	$57,435

Third Party Claims
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

Insurance Accruals
Generally, the company is self-insured for workers’ compensation for certain subsidiaries and for all group medical insurance. Under these plans, liabilities are recognized for claims incurred (including claims incurred but not reported) and changes in the accruals. At the time a worker’s compensation claim is filed, a liability is estimated to settle the claim. The liability for workers’ compensation claims is determined based on management’s estimates of the nature and severity of the claims using analyses provided by third party administrators. Since the liability is an estimate, the ultimate liability may be more or less than reported. If previously established accruals are required to be adjusted, such amounts are included in cost of sales and selling, general, and administrative expenses in the period of adjustment. Group medical accruals are estimated using historical claims experience.

The company maintains excess liability insurance with insurance carriers to minimize its risks related to catastrophic claims in excess of all self-insured positions. Any material change in the aforementioned factors could have an adverse impact on operating results.

Long-Lived Assets
The company accounts for the impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When events or circumstances indicate that a long-lived asset may not be recoverable, the company tests for recoverability of the asset by comparing estimates of undiscounted future cash flows to the carrying amount. If undiscounted future cash flows are less than the asset carrying amount, an impairment charge is recorded and the asset’s carrying value is reduced to fair value. Management, based on current operating conditions, estimates the future cash flows; however, changes in estimates of such cash flows could impact the results of the impairment test. There were no impairment charges recorded in 2002.

Property, Plant, and Equipment
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets for financial reporting purposes and accelerated methods for income tax purposes. Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and the accumulated depreciation amounts are removed from the accounts. The estimated useful lives of property are as follows:

Land improvements	15 to 20 years
Buildings and improvements	7 to 33 years
Machinery and equipment	3 to 15 years
Office furniture and fixtures	3 to 15 years

Capital expenditures for property, plant and equipment in 2002 were $16 million compared to $45 million in 2001. In 2002, approximately $10 million was used in construction of a second metal buildings plant in Tianjin, China, which will go into service in 2003. Other expenditures, in 2002, included general factory capital costs. In 2001, $27 million was used to construct and furnish the majority of the company’s new world headquarters building, which subsequently has been sold and leased back. Other 2001 expenditures included costs to complete the installation of process lines in the Vistawall manufacturing plant in Tennessee and the construction of the company’s Shanghai, China office and warehouse facilities. Interest has been capitalized in connection with the development of new facilities and is amortized over the estimated useful live of the related assets. Interest capitalized was $.1 million during 2002, $.6 million in 2001, and $.3 million in 2000.

Research and Development Costs
Costs incurred in the creation and start-up of new products or changes of existing products are charged to expense as incurred. The company expended $1.2 million, $1.3 million, and $1.2 million of research and development costs in 2002, 2001, and 2000, respectively.

Capitalized Software
Capitalized software costs are recorded in “Investments and other assets” in the consolidated balance sheets. At December 31, 2002 and 2001, capitalized software costs, net of amortization, were $18.0 million and $14.6 million, respectively. Costs capitalized in 2002 and 2001 include the implementation of a scalable enterprise system in the North American Building Systems segment. Costs are amortized on a straight-line basis over periods not exceeding seven years once applications are implemented and operational. Amortization of software cost was $4.2 million in 2002 and 2001, respectively, and $3.4 million in 2000. During 2001, $1.3 million, reflecting the disposition of certain software applications in the North American Building Systems segment, reduced unamortized costs of software applications.

Goodwill and Other Intangible Assets
In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 provides guidance on accounting and reporting for goodwill and intangible assets. Goodwill and intangible assets acquired in a purchase business combination which are determined to have an indefinite useful life are no longer amortized over future periods, but are assessed at least annually for impairment using a fair value based test. Intangible assets with estimable useful lives continue to be amortized over their respective useful lives. The company adopted the new standard on January 1, 2002.

In September 2002, the company performed the annual impairment test for goodwill related to its Architectural Products business segment using methodology required under SFAS No. 142, which requires the company to evaluate impairment based on the fair value of assets held in the relevant reporting unit. It was determined that the fair value of assets related to the Architectural Products reporting unit exceeded its carrying value and no impairment was recognized.

Prior to the 2001 asset impairment charge, referenced In the Restructuring and Asset Impairment Charges footnote, $5.9 million of goodwill was recorded in the balance sheet, with $5.5 million in the Architectural Products segment and $.4 million in the European operation of its International Building Systems segment. European goodwill was written off in 2001 with the announced disposition of that business. Goodwill was amortized over 40 years prior to adoption of this standard. At the end of 2002 and 2001, the company had $5.5 million of goodwill and other intangible assets recorded in the balance sheets. Goodwill amortization in 2001 and 2000 was $.1 million, respectively, net of tax.

million and $1.4 million at December 31, 2002 and 2001, respectively. These costs are being amortized over the fifteen year life of the agreements. For 2002, 2001, and 2000, amortization was $.1 million, net of tax each year. Estimated amortization expense for each of the next five years is $.2 million.

Derivative Instruments and Hedging Activities
The company enters into aluminum contracts to hedge the cost of a portion of the aluminum used in its Architectural Products segment. These contracts qualify for hedge accounting. Unrealized gains or losses on open contracts are recorded in comprehensive income until the contract settles with a corresponding adjustment to inventory (for losses) or deferred income (for gains). Gains or losses on contracts are recognized in earnings as an adjustment to cost of sales when the underlying inventory is sold. No gain or loss was recorded for open contracts due to the highly effective nature of the hedges in 2002 and 2001. The amounts recorded in cumulative other comprehensive income related to these contracts was a gain of less than $.1 million for 2002 and a $.2 million loss for 2001. The 2001 amount was recognized in 2002 earnings, and the 2002 amount is expected to be recognized in 2003.

The company enters into forward currency exchange contracts to hedge a portion of its exposure associated with Canadian dollar denominated sales and net cash flow for its Canadian operations within the North American Building Systems segment. The company’s costs for this operation are primarily denominated in U.S. dollars. While these hedge contracts would qualify for hedge accounting, the company has chosen not to designate these derivatives as hedge contracts, due to the immateriality of the unrealized gains or losses on such open contracts, at its normal level of activity. Accordingly, the company records the unrealized gain or loss from these derivatives in earnings as opposed to other comprehensive income. For major customer projects or for non-Canadian operations, where customer or vendor payments are denominated in a foreign currency, the company may designate related forward currency exchange contracts as cash flow hedges on a case-by-case basis. No such designation was made during 2002 or 2001.

Financial Instruments
The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 2002 and 2001, the fair value of the company’s long-term debt was not materially different than its carrying value. Other financial instruments, consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of these instruments. The company has no significant concentrations of credit risk.

Accounting for Stock Options
The company records stock compensation costs for employee and directors stock options in accordance with Accounting Principal Board Opinion No. 25 “Accounting for Stock Issued to Employees” versus FASB No. 123 “Accounting for Stock-Based Compensation,” which recommends the recording of compensation costs for options under the fair value method at the date of grant. Under APB 25, no charges are recorded to earnings for stock options granted, since the options exercise price equals their fair value at date of grant. In accordance with APB 25 differences in amounts received when stock options are exercised, and their carrying value in treasury stock, are recorded in retained earnings at their exercise date.

In January 2003, the FASB issued SFAS No. 148 “Accounting for Stock-Base Compensation-Transition and Disclosure.” SFAS No. 148 amends Statement No. 123 and provides for alternative methods of transition for a voluntary change to the fair value method of accounting for stock-base compensation. In addition it requires more frequent and prominent financial statement disclosure of the effect of stock-based compensation on the results of operation. Below is the effect on the company’s net earnings and earnings per share (EPS) if stock options were accounted for under the fair value method.

Dollars in millions	2002	2001	2000

Net earnings (loss) as reported	$(1.8)	$8.1	$25.2
After tax effect of SFAS No. 123	(.2)	(.1)	–

Net earnings (loss) after SFAS No. 123	(2.0)	8.0	25.2

EPS effect in dollars

Diluted, EPS as reported	$(0.29)	$1.28	$3.86
EPS effect of SFAS No. 123	(0.03)	(0.02)	–

Diluted EPS after SFAS No. 123	$(0.32)	$1.26	$3.86

Earnings Per Share
Basic earnings per share are based upon the weighted average common shares outstanding during each year. Dilutive earnings per share are based upon the weighted average common and common equivalent shares outstanding during each year. Employee stock options are the company’s only common stock equivalents; there are no other potentially dilutive securities.

Basic and Diluted Earnings Per Share (EPS) Computations

	2002

Dollars and shares in thousands,	Net		Per Share
except per share amounts	Loss	Shares	Amount

Basic EPS available to common shareholders	$(1,836)	6,313	$(0.29)
Assumed net conversion of stock options		–

Diluted EPS available to common shareholders plus assumed conversions	$(1,836)	6,313	$(0.29)

No dilutive calculations were performed due to a net loss for 2002 resulting in the dilutive and basic weighted shares being equivalent.

	2001

Dollars and shares in thousands,	Net		Per Share
except per share amounts	Earnings	Shares	Amount

Basic EPS available to common shareholders	$8,060	6,282	$1.28
Assumed net conversion of stock options		3

Diluted EPS available to common shareholders plus assumed conversions	$8,060	6,285	$1.28

		2000

Dollars in thousands,	Net		Per Share
except per share amounts	Earnings	Shares	Amount

Basic EPS available to common shareholders	$25,215	6,521	$3.87
Assumed net conversion of stock options		10

Diluted EPS available to common shareholders plus assumed conversions	$25,215	6,531	$3.86

The following exercisable options were excluded from the computations of shares outstanding in one or more quarters in the determination of the annual diluted EPS presented above. Exercisable options are not considered to be common equivalent shares during quarters when the options’ exercise price exceeded the average market price of the company’s common shares.

Options Excluded from Diluted EPS

Year
excluded	Number of	Range of exercise	Year(s) the
from EPS	option shares	prices for excluded	excluded options
calculation	excluded	option shares	expire

2002	367,427	$23.00 - $38.50	2002 to 2012
2001	487,719	$26.00 - $38.50	2001 to 2006
2000	513,500	$26.00 - $38.75	2001 to 2006

Foreign Currency Translation
The value of the U.S. dollar fluctuates on foreign currency exchanges, which creates exchange gains or losses on the company’s international investments. These investments, and the related equity earnings and losses, are translated into U.S. dollars. The gains or losses that result from translation are shown in the shareholders’ equity section of the consolidated balance sheets. Cumulative foreign currency exchange translation gains were $.3 million at December 31, 2002 and less than $.1 million at December 31, 2001.

Comprehensive Income
The components of comprehensive income include adjustments for minimum pension liabilities, foreign currency translation items, and hedging activities. The majority of the charges to comprehensive income relate to the company’s minimum pension liabilities. In 2002 and 2001, $10.2 million and $6.6 million, respectively and net of tax, was charged to other comprehensive income to recognize changes in the company’s minimum pension liabilities.

Construction and Project Contracts
Costs and estimated earnings in excess of billings on construction and project contracts, reflected in Inventories on the consolidated balance sheets, were $3.6 million and $4.9 million at December 31, 2002 and 2001, respectively. Billings in excess of costs are specifically identified on the consolidated balance sheets and were $3.4 and $1.6 million at December 31, 2002 and 2001, respectively.

Total receivables due under construction and project contracts, included as trade receivables, were $18.8 million and $21.7 million at December 31, 2002 and 2001, respectively. Included in the contract receivables were $6.1 million and $6.3 million at December 31, 2002 and 2001, respectively, for amounts billed but not collected pursuant to retainage provisions. These amounts are generally due upon completion of the contracts. Construction contract receivables, including retentions, where the collection is not anticipated within twelve months are classified under Investments and other assets and totaled $1.9 million and $1.5 million at December 31, 2002 and 2001, respectively. Included in these amounts is retention older than one year of $.6 million and $1.1 million at December 31, 2002 and 2001, respectively.

Restructuring and Asset Impairment Charges
During the fourth quarter of 2001, the company’s board of directors approved the disposition of the assets of the company’s European building business, which is included in the International Building Systems segment. As a result, the company recorded an $8.1 million pretax charge in December 2001. The company recorded a $4.3 million pretax charge in 2001 for the write-down of certain assets at its European business to estimated net realizable value based on estimated proceeds from the sale. The asset impairment charge was utilized in 2002 upon disposition of these assets. In 2001, the company also recorded a $3.9 million restructuring charge for employee separation costs, costs to close offices, and other expenses related to the disposition of the business.

During 2002 and 2001, the company utilized $1.9 million and $1.7 million of the restructuring reserve, respectively. An additional $1.4 million was accrued in 2002 for severance, termination, and legal costs associated with the disposition of the European building business. The balance of the restructuring reserve totaled $1.5 million at the end of 2002. Recap of activity in the restructuring reserve during 2002 and 2001, is presented below.

Restructuring Charge Accrual Activity

		2001				2002

	12/31/00				12/31/01				12/31/02
Dollars in thousands	Balance	Accrual	Recovery	Utilized	Balance	Accrual	Recovery	Utilized	Balance

Severance and termination costs	$–	$1,161	$–	$–	$1,161	$931	$–	$(943)	$1,149
Foreign exchange loss	–	1,749	–	(1,749)	–	106	–	(106)	–
Legal, claims, and other costs	–	944	–	–	944	330	–	(898)	376

	$–	$3,854	$–	$(1,749)	$2,105	$1,367	$–	$(1,947)	$1,525

In 2002, an additional $2 million was recovered on the sale of certain assets of the business. The detail of restructuring and asset impairment charges (credits) reported on the company’s consolidated statements of earnings for 2002, 2001, and 2000 is presented below.

Restructuring and Asset Impairment Charges (Credits) Activity

Dollars in thousands	2002	2001	2000

Restructuring charges	$1,367	$3,854	$–
Asset impairment and restructuring recoveries	(1,998)	–	(620)
Redundant–worthless assets activity	–	–	179

Restructuring charge (credit), net	$(631)	$3,854	$(441)

Asset impairment charge	$–	$4,285	$–

Assets Held for Sale
BMC Real Estate, Inc., a wholly owned subsidiary, owns land for development, which is reported as “Assets held for sale” in the consolidated balance sheets. No land parcels were sold in 2002. During 2001, one land parcel was sold, on which the gain on sale was less than $.1 million. Management believes, although the sale may take several years, the ultimate book value of the asset will be realized.

International Joint Venture Operations
The company has a 30% interest in an international joint venture, Saudi Building Systems. The joint venture is involved in the design, manufacture, and marketing of pre-engineered metal buildings for nonresidential use in its respective market. During 2000, the company received a $2.4 million cash payment from Saudi Building Systems, which represented a dividend and partial return of equity earnings. No cash investments were made in Saudi Building Systems during 2002 or 2001. The company’s net investment In Saudi Building Systems was $2 million at December 31, 2002 and 2001, respectively.

During 2001, the company acquired a 40% interest in Vistawall International (UAE) Ltd. The joint venture is involved in the design, manufacture, and sale of architectural aluminum products in the Middle Eastern markets. Cash investments were made in Vistawall International (UAE) Ltd. of $.1 million in 2002 and $.4 million in 2001. The company’s net investment was $.2 million at December 31, 2002 and 2001, respectively.

Business Segments

The company groups its operations into five business segments: North American Building Systems, International Building Systems, Architectural Products, Construction Services, and Real Estate.

The North American Building Systems segment includes the building systems businesses in Canada, the U.S., and Latin America. These business units supply steel and wood frame pre-engineered building systems for a wide variety of commercial, community, industrial, and agricultural applications.

The International Building Systems segment includes the company’s building systems businesses in Europe and China. These businesses supply pre-engineered metal buildings for commercial, community, industrial and agricultural applications primarily for the Chinese and European markets. The European metal buildings business was sold in July 2002.

The Architectural Products segment includes the operations of the Vistawall Group. The group’s businesses design, manufacture, and market architectural aluminum systems for nonresidential construction, including curtain wall, storefront, window, and skylight systems.

The Construction Services segment sells and constructs large, complex metal building systems, working primarily in conjunction with the Butler Builder organization. Typical projects are large distribution centers and industrial buildings.

The Real Estate segment provides real estate build-to-suit-to-lease development services in cooperation with Butler Builders.

The accounting policies for the segments are the same as those described in the summary of significant accounting policies. The company’s reportable segments are strategic business units that offer different products and services. They are managed separately as each business requires different technology and expertise.

The Other classification in the following tables represents unallocated corporate expenses and assets, including corporate offices, deferred taxes, pension accounts, interest expense, and intersegment eliminations.

Net Sales

Dollars in thousands	2002	2001	2000

North American Building Systems	$393,969	$440,049	$530,235
International Building Systems	107,842	81,644	86,235
Architectural Products	220,098	231,509	224,130
Construction Services	111,428	132,930	149,273
Real Estate	16,475	37,555	7,682
Intersegment eliminations	(21,603)	(27,115)	(37,178)

	$828,209	$896,572	$960,377

Net sales represent revenues from sales to affiliated and unaffiliated customers before elimination of intersegment sales, which are included in intersegment eliminations. Intersegment eliminations are primarily sales from the North American Building Systems segment to the Construction Services segment.

Interest Expense

Dollars in thousands	2002	2001	2000

North American Building Systems	$3	$4	$27
International Building Systems	57	122	206
Architectural Products	92	61	–
Construction Services	–	–	–
Real Estate	–	383	351
Other	7,377	6,359	4,575

	$7,529	$6,929	$5,159

Pretax Earnings (Loss)

Dollars in thousands	2002	2001	2000

North American Building Systems	$(7,562)	$10,417	$31,673
International Building Systems	7,995	(6,075)	4,127
Architectural Products	8,891	13,828	16,381
Construction Services	1,952	3,234	2,505
Real Estate	3,341	5,974	2,644
Other	(21,475)	(19,116)	(18,937)

	$(6,858)	$8,262	$38,393

The 2001 pre-tax loss for the International Building Systems segment includes special charges of $7.7 million associated with the segment’s European operations. The remaining $.4 million of the special charges is contained in the Other segment.

Assets

Dollars in thousands	2002	2001

North American Building Systems	$132,688	$138,690
International Building Systems	77,159	67,064
Architectural Products	104,474	112,785
Construction Services	17,807	22,465
Real Estate	30,379	28,406
Other	93,327	101,352

	$455,834	$470,762

Assets represent both tangible and intangible assets used by each business segment. Other represents corporate cash and cash equivalents, assets held for sale, corporate fixed assets, including the company’s headquarters facility (in 2001) and various other assets, which are not related to a specific business segment. The company’s headquarters facility was sold in the fourth quarter 2002 and leased back by the company under an operating lease.

Capital Expenditures – Property, Plant, and Equipment

Dollars in thousands	2002	2001	2000

North American Building Systems	$3,902	$4,559	$5,248
International Building Systems	10,209	6,228	5,849
Architectural Products	2,044	6,391	24,229
Construction Services	25	176	212
Real Estate	–	–	–
Other	96	27,229	1,400

	$16,276	$44,583	$36,938

The International Building Systems segment includes capital expenditures for the second Butler pre-engineered metal buildings plant in China. Included in Other, for 2001, are the expenditures for the company’s new headquarters facility. Included in Architectural Products for 2000 are expenditures for the Tennessee extrusion facility.

Depreciation and Amortization

Dollars in thousands	2002	2001	2000

North American Building Systems	$9,943	$10,371	$9,322
International Building Systems	1,753	2,161	1,772
Architectural Products	4,569	4,221	3,098
Construction Services	665	729	786
Real Estate	–	8	8
Other	1,984	614	608

	$18,914	$18,104	$15,594

Geographic Information by Country
The following table presents net sales by country based on the location of delivery of the product or service. The United States of America and the People’s Republic of China are the only countries where sales exceeded 10% of the company’s con-solidated net sales.

Net Sales

Dollars in thousands	2002	2001	2000

United States of America	$688,803	$781,646	$824,552
People’s Republic of China	96,364	61,009	56,734
All other countries	43,042	53,917	79,091

	$828,209	$896,572	$960,377

The following table presents all tangible long-lived assets by country based on the location of the asset. The United States of America and the People’s Republic of China are the only countries in which long-lived assets exceeded 10% of the company’s consolidated long-lived assets.

Tangible Long-Lived Assets

Dollars in thousands	2002	2001

United States of America	$114,060	$141,034
People’s Republic of China	27,801	19,121
All other countries	119	1,392

	$141,980	$161,547

Debt, Leases, Commitments, and Contingencies

Long-Term Debt

Dollars in thousands	2002	2001

2001 private placement notes	$50,000	$50,000
1998 private placement notes	35,000	35,000
1994 private placement notes	5,000	10,000
Industrial revenue bonds	6,250	6,250
Capital leases	4,389	286
Other debt	1,700	2,325

Total long-term debt	102,339	103,861
Less current maturities	6,273	5,617

Long-term debt less current maturities	$96,066	$98,244

Long-Term Debt
The 2001 private placement notes carry an all-in fixed interest rate of 7.91% with interest payable semi-annually on June 30 and December 30 and principal payable in equal annual installments of $4.5 million beginning in 2006. The notes mature December 30, 2016.

The 1998 private placement notes carry a fixed interest rate of 6.57% with interest payable semi-annually on March 20 and September 20 and principal payable in equal annual installments of $3.5 million beginning in 2004. The notes mature March 20, 2013.

The 1994 private placement notes carry a fixed interest rate of 8.02% with interest payable semi-annually on June 30 and December 30 and principal payable in equal annual installments of $5 million. The notes mature December 30, 2003.

The industrial revenue bonds mature in 2015, are guaranteed by the company, and are fully secured by a bank letter of credit, which is guaranteed by the company. The weighted-average interest rate on the bond issue was 2.9% for 2002, 3.9% for 2001, and 5% for 2000.

In the fourth quarter of 2002, the company entered into a $3.9 million sale-leaseback lease agreement for the furniture, fixtures, and equipment at its world headquarters facility in Kansas City, Missouri. Under the capital lease arrangement, the lease term is five years with monthly payments carrying a fixed interest rate of 6.00%.

Total principal payments due on all debt in each of the five years subsequent to December 31, 2002 are as follows:

2003	$6.3 million
2004	$4.7 million
2005	$4.7 million
2006	$9.3 million
2007	$9.1 million
2008 and thereafter	$68.2 million

Cash payments for interest on long-term debt were $7.4 million, $6.9 million, and $5.1 million in 2002, 2001, and 2000, respectively.

Short-Term Borrowings
The company and its subsidiaries have a short-term domestic bank credit facility of $35 million with sublimits of $30 million for letters of credit and $10 million in borrowings. The credit facility matures on June 20, 2004. At December 31, 2002, the company had used $20.2 million of the facility for letters of credit and had no borrowings outstanding. At December 31, 2002, the company had $10 million of borrowing capacity under the credit facility.

Debt and Borrowing Covenants
One of the provisions of the company’s bank credit agreement required a fixed charge coverage ratio to be maintained at the end of each quarterly reporting period. The company did not meet this requirement for the quarter ended September 30, 2002. The company received a waiver for the deficiency and was in compliance with all other covenants of this agreement as of September 30, 2002. The company amended the credit agreement in December 2002 to reset various financial covenants, and effective February 2003 amended its private placement notes to conform to the amended credit agreement. The bank credit agreement and the private placement notes are secured by a pledge of the company’s domestic cash, receivables, inventories, and equipment for the benefit of the company’s senior lenders, which consist of the bank lenders under the credit agreement and the note holders under the private placement notes. The February 2003 amendment of the private placement notes increased the coupon rate for each note by 1.5 percent. Upon the company’s achievement of certain financial ratio and other provisions of the note amendments, 1.25 percent of this increase shall expire.

The company’s short-term credit agreement and long-term debt agreements contain, among other restrictions, certain requirements to maintain a minimum level of domestic cash and cash equivalents, limitations on the payment of cash dividends, the purchase of company stock, capital expenditures, and the incurrence of new debt, as well as covenants related to the maintenance of certain defined financial ratios. As of December 31, 2002, the company was in compliance with all covenants, and as of that date, after giving effect to the February, 2003, amendments, $10 million was available for cash dividends and share repurchases.

The amended credit agreement and note agreements allow the company’s Real Estate Segment to incur up to $35 million in non-recourse debt with other lenders to fund a portion of its development activity, providing another avenue for liquidity. As of December 31, 2002, the company had no debt outstanding under this provision.

Sale-Leaseback
In the fourth quarter of 2002, the company entered into a sale-leaseback transaction of its world headquarters building located in Kansas City, Missouri. Under the arrangement, the real estate was sold to an independent third-party for $24 million and leased back under a twenty year operating lease arrangement. The company realized a gain on the sale of approximately $2 million, which is being deferred and amortized as a reduction to rent expense over the term of the lease.

In 2002, the company also entered into a sale-leaseback transaction of furniture and operating equipment used in its world headquarters building. Under the capital lease arrangement, the furniture and operating equipment were sold for $3.9 million and leased back for five years.

Leases
Leases include facility, transportation equipment, and plant operating equipment. Rental expense under operating leases was $8.9 million, $10.9 million, and $11.3 million in 2002, 2001, and 2000, respectively. Minimum rental commitments under noncancelable operating leases subsequent to December 31, 2002 are as follows:

2003	$6.5 million
2004	$6.2 million
2005	$4.7 million
2006	$3.5 million
2007	$2.6 million
2008 and thereafter	$32.3 million

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

On October 15, 2002, a Minnesota District Court jury awarded the company $29.6 million for its Lester® building business in its suit against Louisiana-Pacific Corporation. The suit pertained to Louisiana-Pacific’s Inner-Seal siding product. The award compensates the company for damages and other losses resulting from product purchased by the company and sold to its dealers.

On January 27, 2003, the Minnesota District Court entered a final judgment in the amount of $20.1 million after ruling on post trial motions. The final judgment added $1.7 million for interest and costs but excluded $11.2 million of the jury’s original award as a result of a permanent injunction entered by the U.S. District Court for the District of Oregon. The injunction enjoined the Minnesota state court from entering judgment in the sum of $11.2 million. Butler has appealed the U.S. District Court’s injunction to the U.S. Ninth Circuit Court of Appeals.

The company is unable to estimate the impact the award may have on its financial position or results of operations at this time. However, if the entire award is paid, the company believes it will recognize approximately $15 million pretax as income for damages and recovery of prior costs in the period in which the award is paid. The trial court’s judgment is subject to appeal, which could delay payment and result in affirmation, modification, or reversal of the award.

Guarantees and Warranties
In November 2002, the FASB issued FASB interpretation No. 45 (FIN 45), “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures or guarantee agreements are also required in the interim and annual financial statements. The disclosure requirements of FIN 45 are effective for the years ending after December 15, 2002. The liability recognition requirements are effective January 1, 2003.

The company accrues for warranty and claim costs as a percentage of sales based on historical trends. Actual warranty and claim costs are deducted from the accrual when incurred. For 2002, warranty and claim accruals at the beginning of the year were $3.6 million, current year payments exceeded current year accruals and adjustments by $.8 million, and the balance at the end of the year was $2.8 million.

Under current operations, adoption of FIN 45 is not expected to have a material impact on the company’s results of operations or financial position.

Related Party Transaction
During 2001, the company purchased real estate in Kansas City, Missouri upon which the company constructed its world headquarters building. The company purchased the site, constituting approximately 7.8 acres, from N.F. Bldg. Corp., a unit of National Farms, Inc. for $2.7 million. The purchase price was determined by independent appraisals of the site. C.L. William Haw, a director of the company, was President and Chief Executive Officer of National Farms, Inc. at the time of the purchase.

Taxes on Earnings

The components of the provision for income taxes are shown below.

Components of Income Taxes

Dollars in thousands	2002	2001	2000

Current:
Federal	$(4,622)	$(1,646)	$12,442
Foreign	836	720	186
State and local	358	842	2,131

	(3,428)	(84)	14,759

Deferred:
Federal	(237)	479	(1,456)
Foreign	(1,337)	(234)	–
State and local	(20)	41	(125)

	(1,594)	286	(1,581)

Income tax expense (benefit)	$(5,022)	$202	$13,178

Tax expense in 2001 includes a tax benefit of $4.5 million related to the disposition of the European business. 2000 was the last year of a full tax holiday for the company’s Chinese subsidiary. In 2002 and 2001, the Chinese subsidiary’s earnings were taxed at a reduced percentage of the Chinese statutory rate. Cash payments, net of refunds, for income taxes were a net refund less than $.1 million in 2002, and net payments of $3.6 million, and $5.3 million in 2001 and 2000, respectively. The foreign components of pretax earnings were net profits (loss) of $8.8 million, $(6.1) million, and $4.5 million in 2002, 2001, and 2000, respectively.

A reconciliation of the expected income tax expense at the statutory federal income tax rate and the reported income tax expense is shown below.

Reconciliation of Income Tax Expense

Dollars in thousands	2002	2001	2000

Expected income tax expense (benefit) on pretax earnings (loss) before asset impair- ment and restructuring charge	$(2,400)	$5,615	$13,438
State and local income tax, net of federal benefits	233	554	1,385
Nondeductible losses (nontaxable profits) of foreign subsidiaries	(262)	1,199	(1,378)
Tax benefit from foreign sales corporation	(295)	(307)	(229)
China tax less than U.S. statutory rate	(2,193)	(1,195)	–
Settlement of audits	–	(577)	–
Utilization of capital loss carryforward	(487)	(651)	–
Asset impairment and restructuring charge	–	(4,500)	–
Other	382	64	(38)

Income tax expense (benefit) reported	$(5,022)	$202	$13,178

Deferred income tax expense or benefit arises from differences between financial reporting and tax reporting of assets and liabilities, which most often result from the differences in timing of income and expense recognition. Differences between financial reporting and tax bases also arise due to business acquisition activity as tax laws can result in significant differences in values assigned to assets and liabilities. Previously recorded deferred tax assets and liabilities are adjusted for any changes in enacted tax rates. Detail of deferred tax assets and liabilities is shown below. Management believes that future operations will generate sufficient taxable income to realize its net deferred tax assets.

Net Current Deferred Tax Assets and Liabilities

Dollars in thousands	2002	2001

Current deferred tax assets (liabilities):
Operating expenses	$13,727	$11,318
Inventory	1,289	1,439
Restructuring charge	(98)	(182)
Minimum pension liability	10,310	4,061
Other	10	–

Net current deferred tax assets	$25,238	$16,636

Net Noncurrent Deferred Tax Assets and Liabilities

Dollars in thousands	2002	2001

Noncurrent deferred tax assets (liabilities):
Depreciation	$(10,726)	$(9,621)
Operating expenses	4,367	3,440
Minority investments	384	293
Foreign net operating loss and capital loss carryforward	2,045	2,675
Asset impairment	2,676	2,676
Other	(1,143)	(471)

Net noncurrent deferred tax assets (liabilities)	(2,397)	(1,008)
Valuation allowance	(2,045)	(2,675)

Net noncurrent deferred tax liabilities	$(4,442)	$(3,683)

Employee Benefit Plans

Retirement Plans
The company provides retirement benefits for substantially all employees, either through a defined benefit plan, the defined contribution Individual Retirement Asset Account Plan (IRAA), or a combination of both types of plans. The majority of the company’s salaried and nonunion hourly employees are covered by both a defined benefit plan and the IRAA. These plans are integrated in a floor-offset arrangement. The monthly benefit value of the IRAA lump sum distributable to a participant upon their termination or retirement offsets a portion, or all, of their defined benefit. The defined benefit, before the IRAA offset, is based upon compensation and years of service. Bargaining unit employees are covered by defined benefit retirement plans with benefits based on years of service.

The assets of the defined benefit plans are primarily equities, bonds, and government securities. The IRAA assets include the company’s common stock, other equities, bonds, and government securities. The IRAA had assets of $38.4 million and $50 million, including 671,155 shares and 727,101 shares of company stock with a market value of $13 million and $19.9 million at December 31, 2002 and 2001, respectively. The company expensed $.7 million for IRAA contributions in each of the years 2002, 2001, and 2000. A reconciliation of benefit obligations and plan assets, the funded status, and the amounts recognized in the company’s balance sheets for the defined benefit plans are presented below. While the IRAA asset activity and balances are not expressly shown in the tables below, the effect of the IRAA offset against the company’s defined benefit obligation has been recognized by a reduction in the various benefit obligations presented.

Reconciliations of Benefit Obligation and Plan Assets,
Funded Status, and Amounts Recognized in the
Consolidated Balance Sheets

Dollars in thousands	2002	2001

Reconciliation of projected benefit obligation at December 31, (Actuarial present value of future benefits including estimated future increases in compensation levels and estimated future service)
Projected benefit obligation at January 1	$131,544	$101,258
Service cost–benefits earned during the year	5,630	4,994
Interest accrued on projected benefit obligation	9,071	8,400
Amendments to plans	–	3,659
Actuarial net loss during the year	10,915	16,859
Benefits paid	(3,809)	(3,626)

Projected benefit obligation	$153,351	$131,544

Vested and accumulated benefit obligations (For actual service and compensation through December 31,)
Vested benefits	$93,777	$76,149
Accrued but not yet vested benefits	$8,839	$6,715

Accumulated benefit obligation	$102,616	$82,864

Reconciliation of fair value of plan assets at December 31,
Fair value of plan assets at January 1	$82,053	$80,761
Actual return on plan assets	(8,547)	(5,258)
Employer contributions	7,033	10,176
Benefits paid	(3,809)	(3,626)

Fair value of plan assets	$76,730	$82,053

Funded status and net amount recognized at December 31,
Funded status–projected benefit obligation greater than plan assets	$(76,621)	$(49,491)
Unrecognized net transition obligation cost	–	2
Unrecognized prior service costs	3,567	4,769
Unrecognized net actuarial loss	77,868	53,428

Net amount recognized (see detail below)	$4,814	$8,708

Amounts recognized in the consolidated balance sheet at December 31
Prepaid pension expense	$5,898	$9,391
Accrued pension liability	(31,783)	(15,032)
Intangible asset – prior service cost	3,567	4,237
Cumulative other comprehensive income	27,132	10,112

Net amount recognized	$4,814	$8,708

The company recorded a deferred tax asset of $10.3 million and $4.1 million in its balance sheets at December 31, 2002 and 2001, respectively, associated with the cumulative other comprehensive income charge presented in the above table.

Effective January 1, 2001, the company changed its method for the recognition of asset gains and losses considered in the calculation of the annual net pension expense for its base retirement pension plan. The company changed from the market-value method of asset valuation to a market-related value method. Under the previous accounting method, all gains and losses, subject to a 10% corridor, were recognized and amortized in the determination of net periodic pension cost. The new method recognizes and then amortizes annual asset gains or losses over a five-year period in the determination of annual net periodic pension cost. The new method is commonly used and is preferable to the old method because it more accurately matches expense to accounting periods during which benefits are earned. The impact of the change was to increase net income by $.4 million and earnings per share by $.07 for the year ended December 31, 2001. The cumulative effect of this change as of January 1, 2001 was immaterial. However, had this method been applied retroactively, net income would have been reduced by $.3 million or $.05 per share in 2000.

Effective April 1, 2001, the company also changed the period used to amortize prior service costs associated with amendments to its pension plans. Previously, the cost of these amendments was amortized over the average future working-lifetime of those expected to receive the amended benefits. The new amortization period more rapidly recognizes the cost of such plan amendments over the years during which the covered employee earns the amended benefits. The effect of this change in accounting estimate was a decrease in net income of $.5 million and a reduction in earnings per share by $.07 for the year ended December 31, 2001.

The components of net pension expense of the defined benefit plans, as determined under SFAS 87, “Employers’ Accounting for Pensions,” are presented below.

Components of Net Pension Expense

Dollars in thousands	2002	2001	2000

Service costs – benefits earned during the year	$5,630	$4,994	$4,657
Interest cost on the projected benefit obligation	9,071	8,400	7,086
Expected return on plan assets	(7,419)	(7,412)	(6,768)
Amortization of transition obligation	2	75	197
Amortization of prior service cost	1,202	1,208	253
Amortization of net actuarial loss	2,441	1,437	704

Net pension expense	$10,927	$8,702	$6,129

Key assumptions used to determine net pension expense and benefit obligations:
Discount rate of future benefit obligations	6.75%	7.25%	7.75%
Long-term expected return on plan assets	8.00%	8.50%	8.50%
Long-term rate of increase in compensation levels	5.00%	5.50%	5.50%

Other Benefit Plans
The company sponsors the Butler Employees Savings Trust, a savings plan under section 401(k) of the Internal Revenue Code. All U.S. based salaried and nonunion hourly employees are eligible to participate in this plan. If certain defined company profitability levels are attained, the company will match up to 30% of employees’ contributions, up to 6% of the employee’s eligible compensation; with one-third of the company match in the form of restricted company common stock. Restricted company stock and the automatically reinvested dividends thereon held in the 401(k) may only be sold upon the employee’s termination of employment or retirement from the company. A company match was not made for 2002 as the defined pre-tax earnings level was not reached. In 2001 and 2000, the company reached defined pre-tax earnings levels and accordingly expensed $1.8 million and $1.7 million, respectively, as a matching contribution to the plan. The company also sponsors 401(k) savings plans for its bargaining unit employees.

The company sponsors the Supplemental Benefit Plan, an unfunded and nonqualified ERISA-excess retirement plan. The plan restores retirement benefits by applying the defined benefit formula from the qualified retirement plan to that portion of an employee’s total compensation that is in excess of Internal Revenue Service limits, and therefore cannot be used in determining retirement benefits payable by the company’s qualified retirement plan. Split-dollar life insurance arrangements offset certain liabilities of the plan. Cash premium payments under the split-dollar arrangements were $.2 million, $2 million, and $1.8 million in 2002, 2001, and 2000, respectively. In addition, the company expensed $1.1 million, $.4 million, and $.7 million in 2002, 2001, and 2000, respectively, related to this plan. The company also recorded a pre-tax other comprehensive income credit of $.6 million in 2002 and a pre-tax other comprehensive income charge of $.6 million in 2001 for this plan. The 2001 charge recognized the excess of the actuarially determined accumulated benefit obligation over the accrued plan liability in the company’s balance sheet and the reverse of such charge in 2002 when the accrued liability exceeded the plan’s accumulated benefit obligation. The plan liability was $1.6 million and $2.3 million at December 31, 2002, and 2001, respectively.

The company offers a nonqualified, deferred compensation plan to certain key executives. In 2002, 2001, and 2000, the company expensed $.2 million, $.5 million, and $.4 million, respectively, which represented earnings credited to participant accounts. The plan liability at December 31, 2002 and 2001 was $6.7 million and $5.5 million, respectively.

During 2001, the company implemented a value-based Long Term Incentive Plan (LTIP), which is designed to reward the company’s executive officers by means of cash performance awards and stock options as shareholder value increases. The cash performance portion of the LTIP measures and rewards value-added performance over three-year periods. The performance measurement is based on total business return, a measure of the creation of economic value in the company’s business. At December 31, 2002 and 2001, the company’s liability under this plan for cash awards was $.3 million for each year.

Minimum Pension Liability Charges
The assets of the company’s defined benefit pension plans experienced negative investment results during 2002, for the third consecutive year. The three-year shortfall in actual asset returns as compared to the assumed rate, reduced pension plan funding by $39 million. In addition, the decline in long-term interest rates over the last three years reduced the discount rate used to compute the present value of the plans’ benefit obligations. The 0.5 percent decrease each year during 2002 and 2001 combined to increase the plans’ accumulated benefit obligations at December 31, 2002 by $10 million. Also, the asset returns in the IRAA plan fell $20 million short of assumed returns over the last three years, which reduced the value of the IRAA offset, thereby increasing the pension plans benefit obligation by the same amount. The combined result of the shortfall in pension and IRAA plan asset returns and the lower discount rate caused the accumulated benefit obligations of the company’s pension plans to further exceed their respective plan assets at the December 31, 2002 measurement date.

To recognize this additional funding shortfall, the company recorded, in 2002, a net increase in the cumulative after-tax charge to other comprehensive income of $10.2 million and a corresponding decrease in shareholders’ equity. The company’s accrued pension liability for the ERISA and nonqualified plans, including the $30.7 million minimum pension liability, was $33.4 million as of December 31, 2002.

A summary of the $16.8 million cumulative after-tax charge to other comprehensive income as of the December 31, 2002 measurement date is presented below.

Minimum Pension Liability Charge at December 31, 2002

Dollars in thousands	ERISA Plans	Non- qualified Plan

Accumulated Benefit Obligation (ABO)	$102,616	$1,613
Fair market value of plan assets	76,730	–

ABO in excess of plan assets	25,886	1,613
Prepaid pension expense – plan contributions not yet recognized in earnings	5,898	–
Accrued liability, previously recognized in earnings	(1,085)	(1,648)

Minimum pension liability recognized	30,699	none
Intangible asset recognized – unamortized prior service cost	3,567	N/A

Cumulative charge to other comprehensive income	27,132	N/A
Cumulative income tax benefit	10,310	N/A

Cumulative after-tax charge	$16,822	N/A

Postretirement Benefits
The company currently offers certain health care and life insurance benefits for eligible retired employees and their dependents. Employees may become eligible for these benefits if they reach retirement age while employed by the company and meet a minimum years of service requirement. Retiree election of health care and life insurance benefit coverage is optional and requires a contribution by the retiree toward the total cost of coverage. The company reserves the right to change or terminate all employee benefits, including postretirement benefits.

During 2002, the company amended its postretirement benefits program. Effective January 1, 2003, retired employees already enrolled in the company’s postretirement health care and life insurance plan, or active employees with either at least ten years of service who have also attained the age of 55, or employees covered by a collectively-bargained agreement, continue to be eligible to elect postretirement health care and life insurance coverage under the defined benefit program. Subject to its rights to amend or terminate the program in the future, the company currently makes a fixed monthly contribution toward the total cost of postretirement benefit coverage, and the retiree pays the remaining cost.

Also effective January 1, 2003, employees ineligible to qualify for the existing postretirement benefits plan who attained age 40 with at least one year of service may elect to contribute to a company sponsored benefits trust to prefund a portion of their postretirement medical expenses. Assets of the trust are invested by the trustee at the employee’s direction. Upon retirement after age 60 with at least 15 years of service, the company will make a matching contribution to the trust to help fund the cost of participants’ postretirement health care expenses, based upon each participant’s annual contributions during active employment. The company has capped its per participant contribution obligation liability at $26,000. Upon a participant’s eligible retirement, postretirement health care expenses can be paid from the retiree’s trust account.

A reconciliation of postretirement benefit obligations, their funded status, and accrued benefit liability is presented below.

Reconciliation of Benefit Obligation, the Funded Status and Accrued Benefit Liability at December 31

Dollars in thousands	2002	2001

Reconciliation of projected benefit obligation (actuarial present value of future benefits)
Projected benefit obligation at January 1	$17,369	$16,385
Service costs–benefits earned during the year	282	517
Interest cost on projected benefit obligation	1,594	1,222
Plan amendments	(8,110)	–
Actuarial loss during the year	15,467	1,186
Benefits paid	(4,325)	(2,874)
Participant contributions	1,182	933

Projected benefit obligation	$23,459	$17,369

Funded status and accrued benefit liability at December 31,
Projected benefit obligation, unfunded	$23,459	$17,369
Unrecognized net transition obligation cost	(4,778)	(5,255)
Unrecognized prior service costs	7,453	–
Unrecognized net actuarial loss	(21,919)	(7,789)

Accrued benefit liability in balance sheet	$4,215	$4,325

The components of the annual net benefit cost are pre-sented below.

Components of Net Benefit Costs

Dollars in thousands	2002	2001	2000

Service costs – benefits earned during the year	$282	$517	$438
Interest cost on the projected benefit obligation	1,594	1,222	1,070
Amortization of transition obligation	478	478	478
Amortization of prior service costs	(657)	–	–
Amortization of net actuarial loss	1,336	344	216

Net benefit costs	$3,033	$2,561	$2,202

The discount rate assumption was 6.75% at December 31, 2002, 7.25% at December 31, 2001 and 7.75% at December 31, 2000. As the company’s costs are fixed, the rate of future health care cost trends has no impact on the plan. The return on plan assets is not applicable since the plan is unfunded, with benefits paid either as claims are submitted or in a lump sum payment by the company to the participant’s trust account upon their eligible retirement.

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

In 2002, the company’s shareholders approved the Stock Incentive Plan for 2002 for key employees and the 2002 Stock Option Plan for Outside Directors. Stock options are presently outstanding under the Stock Incentive Plans of 1996 and 1987, and the 2002 Stock Option Plan for Outside Directors. The 1996 Plan covering 600,000 shares was approved in April 1996. The 1987 plan was terminated upon the approval of the 1996 plan except for outstanding stock options. The 2002 Stock Option Plan for Outside Directors was approved In April 2002.

Stock Options Recap for All Plans at December 31,

Number of shares	2002	2001	2000

Granted and exercisable	405,000	509,500	519,250
Authorized, unissued, and available for future grant	481,710	118,699	94,199

The company granted nonqualified stock options in 2002 and 2000 to key employees under the 1996 plan. There were no options granted in 2001. Options were also granted to outside directors under the 2002 Stock Option Plan for Outside Directors. Options are granted at a fixed exercise price based on fair market value on the date of the grant and expire no more than ten years from the date of grant. Options granted to employees in 2002 and 2000 vest one year after the date of grant and expire five years from the date of grant. Options under the Outside Directors Plan vest on the 184th day after the April 2002 date of grant and are fully exercisable thereafter. Below is a summary of stock option activity for each of the years ended December 31.

Summary of Stock Option Activity

	2002		2001		2000

		Weighted-average		Weighted-average		Weighted-average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	509,500	$29.11	550,750	$28.59	542,249	$28.70
Granted	68,000	$27.12	–	$ 0.00	31,500	$23.00
Exercised	(11,500)	$25.06	(16,750)	$ 9.26	(9,999)	$11.67
Forfeited	(117,000)	$35.92	(24,500)	$30.81	(13,000)	$32.39

Outstanding at end of year	449,000	$27.13	509,500	$29.11	550,750	$28.59

A summary of outstanding and exercisable options is shown below.

Stock Option Outstanding and Exercisable at December 31, 2002

		Options Outstanding		Options Exercisable

Range of	Number	Remaining	Weighted-Average	Number	Weighted-Average
Exercise Prices	Outstanding	Life in Years	Exercise Price	Exercisable	Exercise Price

$10.33 - $23.00	42,000	1.8	$21.57	42,000	$21.57
$26.00 - $26.00	240,000	1.1	$26.00	240,000	$26.00
$26.88 - $32.19	157,000	4.0	$29.99	113,000	$31.20
$32.75	10,000	3.0	$32.75	10,000	$32.75

Total or weighted average	449,000	2.2	$27.13	405,000	$27.16

Under the Stock Incentive Plan of 2002, 279,000 options were authorized for issuance but none were granted during the year. Under the 2002 Plan for Outside Directors, 40,000 shares were available for grant. The plan provides for a single grant of 4,000 shares to each non-employee director eligible to participate. As of December 31, 2002, 24,000 shares had been granted and were outstanding.

The company uses the Black Scholes option pricing model to calculate the fair value of stock options on their date of grant. The fair value per share of stock options granted was $5 in 2002 and 2000. The company did not grant stock options during 2001. The following assumptions were used:

Assumption	2002	2001	2000

Dividend yield	3.7%	N/A	2.6%
Risk-free interest rate	3.8%	N/A	5.1%
Volatility	25%	N/A	25%
Life of option	5-10 years	N/A	5 years

Treasury Stock Activity

Thousands of dollars	2002	2001	2000

Balance, January 1	$64,951	$65,543	$51,200
Purchases	25	279	15,121
Issues	(710)	(871)	(778)

Balance, December 31	$64,266	$64,951	$65,543

As a result of options exercised and the issuance of treasury stock, the company recognized a tax benefit of less than $.1 million in 2002, and $.1 million in 2001 and 2000, respectively, which was credited directly to retained earnings.

(Number of shares)	2002	2001	2000

Balance, January 1	2,807,417	2,832,338	2,211,646
Purchases	950	12,730	654,300
Issues	(30,669)	(37,651)	(33,608)

Balance, December 31	2,777,698	2,807,417	2,832,388

Average cost at December 31	$23.14	$23.14	$23.14

Quarterly Financial Information (Unaudited)

Dollars in thousands, except share amounts

	Quarter Ended

2002	March 31	June 30	Sept. 30	Dec. 31	Annual

Net Sales	$182,852	$213,421	$238,501	$193,435	$828,209
Gross profit	22,119	29,211	32,269	29,407	113,006
Net earnings (loss)	(5,368)	294	1,692	1,546	(1,836)
Basic earnings (loss) per share	$(0.85)	$0.05	$0.27	$0.24	$(0.29)
Diluted earnings (loss) per share	$(0.85)	$0.05	$0.27	$0.24	$(0.29)
Dividends declared per share	$.18	$.18	$.18	$.18	$.72

	Quarter Ended

2001	March 31	June 30	Sept. 30	Dec. 31	Annual

Net Sales	$194,859	$213,672	$249,676	$238,365	$896,572
Gross profit	24,765	33,658	40,906	37,912	137,241
Net earnings (loss)	(2,685)	3,307	5,928	1,510	8,060
Basic earnings (loss) per share	$(0.43)	$0.53	$0.94	$0.24	$1.28
Diluted earnings (loss) per share	$(0.43)	$0.54	$0.94	$0.24	$1.28
Dividends declared per share	$.17	$.17	$.18	$.18	$.70

Annual earnings per share for 2001 do not equal the sum of the quarterly earnings per share because of the timing of net earnings and the company’s purchase of common shares during the year.

Special charges in the fourth quarter of 2001 decreased net earnings by $3.6 million or $.58 per share.

Price Range of Common Stock (Unaudited)

The company’s common stock is traded on the New York Stock Exchange. The table below presents the high and low trading prices as reported by the exchange.

	2002		2001

	High	Low	High	Low

First quarter	$27.97	$24.27	$28.00	$22.80
Second quarter	$29.10	$25.29	$28.75	$22.25
Third quarter	$27.63	$20.40	$25.90	$21.30
Fourth quarter	$22.40	$18.34	$27.97	$21.50
Range for the year	$29.10	$18.34	$28.75	$21.30

Year-end closing price:	Year	Close

	2002	$19.35
	2001	$27.70
	2000	$25.31

Historical Review (2002–1998)

	Year ended December 31,
Dollars and share, except per share, amounts in thousands	2002	2001	2000	1999	1998

Income Statement Data
Net sales	$828,209	$896,572	$960,377	$973,153	$962,163
Net earnings (loss)	(1,836)	8,060	25,215	25,834	6,979
As a percent of sales	(.2% )	.9%	2.6%	2.7%	.7%
As a percent of average shareholders’ equity	(1.2% )	4.9%	15.5%	16.7%	4.6%

Per share of common stock:
Basic earnings (loss)	$(0.29)	$1.28	$3.87	$3.66	$.92
Diluted earnings (loss)	(0.29)	1.28	3.86	3.63	.92
Cash dividends declared	.72	.70	.66	.62	.58
Cash dividends paid	.72	.69	.65	.61	.57

Financial Position At Year End
Assets
Current assets	$281,202	$275,067	$291,770	$270,988	$253,500
Property, plant, and equipment	120,264	143,270	117,396	94,051	97,704
Total assets	455,834	470,762	447,998	405,857	393,893
Working capital
Net working capital	$94,440	$88,961	$78,861	$96,014	$92,370
Ratio of current assets to current liabilities	1.5	1.5	1.4	1.5	1.6
Financial structure
Long-term debt, less current maturities	$96,066	$98,244	$53,298	$57,021	$62,901
Total debt	102,339	103,861	58,861	62,697	68,733
Shareholders’ equity	149,171	164,475	165,716	159,550	150,188
Per common share, year end	23.64	26.19	26.49	23.20	20.62
Total debt as a percent of total capital	41%	39%	26%	28%	31%

General Statistics
Depreciation and amortization	$18,914	$18,104	$15,594	$19,972	$14,923
Capital expenditures – property, plant, and equipment	$16,276	$44,583	$36,938	$13,634	$14,800
Capital expenditures – software	$7,637	$5,355	$1,930	$6,660	$6,073
Basic shares outstanding, average	6,313	6,282	6,521	7,064	7,553
Diluted shares outstanding, average	6,313	6,285	6,531	7,111	7,612
Common shares outstanding, year end	6,311	6,281	6,256	6,877	7,282
Common shareholders, year end	2,022	2,015	2,066	2,599	2,210
Number of employees, year end	4,487	4,719	5,079	4,912	5,171

1. Excluding special charges of $3.6 million, or $.58 per share, net earnings were $11.7 million or $1.86 per share for 2001.
2. Excluding special items, which increased net earnings by $2.3 million, or $.33 per share, net earnings were $23.5 million, or $3.30 per share in 1999.
3. Excluding special charges of $10.7 million or $1.41 per share, net earnings were $17.7 million, or $2.33 per share in 1998.